                               [Knoll Letterhead]

September   , 1999

Dear Knoll Stockholder:

    You are cordially invited to attend the 1999 Annual Meeting of Stockholders of Knoll, Inc., which will be held at [location to be determined], on October
  , 1999 at 10:00 a.m., local time.

    At the annual meeting, we will ask you to (1) approve the merger of a company to be formed by Warburg, Pincus Ventures, L.P. ("Warburg"), Knoll's majority stockholder, with and into Knoll pursuant to an Agreement and Plan of Merger, dated as of June 21, 1999 (as amended on July 29, 1999, the "Merger Agreement"), between Knoll and Warburg, (2) elect directors and (3) ratify Ernst & Young LLP as Knoll's independent auditors. As a result of the merger, Knoll will become 100% owned by Warburg and members of Knoll management (together with Warburg, the "Continuing Stockholders") and Knoll employees who may retain shares issued under Knoll's stock incentive plans.

    Under the Merger Agreement, if the merger and related transactions are approved and consummated, holders of Knoll common stock (other than the Continuing Stockholders, holders of common stock issued pursuant to Knoll's stock incentive plans or any stockholder who properly perfects his or her appraisal rights under Delaware law) will receive $28.00 in cash for each share of common stock owned. This amount represents a premium of approximately 84% over the $15.25 closing market price of the common stock on March 23, 1999, the last full trading day before Knoll announced it had received the initial recapitalization (merger) offer from the Continuing Stockholders.

    Under Delaware law, the Merger Agreement and the transactions contemplated thereby must be approved by the affirmative vote of the holders of at least a majority of the outstanding shares of Knoll common stock. The Continuing Stockholders, who own a majority of the outstanding shares of common stock, have agreed to vote in favor of the merger and have advised Knoll that they intend to vote for the other matters presented by the Board of Directors at the annual meeting. Accordingly, approval of the merger and the Merger Agreement and the other matters to be considered at the annual meeting by Knoll's stockholders is assured.

    In order to evaluate the fairness of the merger to Knoll's stockholders who are not Continuing Stockholders (the "Public Holders"), Knoll's Board of Directors formed a Special Committee consisting of directors who are independent of the Continuing Stockholders. The Special Committee believes that the terms of the Merger Agreement and the merger are fair to the Public Holders. In arriving at its conclusion, the Special Committee considered the opinion of Lazard Freres & Co. LLC, its independent investment banker, to the effect that that the merger consideration of $28.00 per share is fair to the Public Holders from a financial point of view. Such opinion is subject to various limitations, qualifications and assumptions described in Lazard's opinion, which is reprinted as Appendix B to the attached proxy statement. You should read Lazard's opinion carefully in its entirety.

    The Board of Directors, taking into account the recommendation of the Special Committee, has unanimously approved the Merger Agreement and the merger. The Board of Directors believes that the merger is in the best interests of Knoll's stockholders, and unanimously recommends that you vote FOR the approval of the Merger Agreement and the merger.

    THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION, NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

    The attached Notice of Annual Meeting of Stockholders and proxy statement explain the proposed merger and provide specific information concerning the annual meeting. Please read these materials (including the appendices thereto) carefully. In addition, you may obtain information about Knoll from documents that Knoll has filed with the Securities and Exchange Commission, including the
Schedule 13E-3 Transaction Statement.

    This Letter, the Notice of Annual Meeting, the Proxy Statement and accompanying Form of Proxy are first being mailed to Knoll stockholders on or
about September   , 1999.

    If you do not vote in favor of the Merger Agreement and the transactions contemplated thereby, you will have the right to dissent and to seek appraisal of the fair market value of your shares of common stock if the merger is consummated. In order to do so, however, you must properly perfect your appraisal rights under Delaware law in accordance with the procedures described on pages 27-30 of the accompanying proxy statement.

    WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, I URGE YOU TO COMPLETE, SIGN AND PROMPTLY RETURN THE ENCLOSED PROXY CARD TO ENSURE THAT YOUR SHARES OF COMMON STOCK WILL BE VOTED AT THE ANNUAL MEETING. If you sign, date and return your proxy card without indicating how you want to vote, your proxy will be counted as a vote in favor of the Merger Agreement, the transactions contemplated thereby and the other matters to be voted upon at the annual meeting. You may revoke your proxy at any time before it is voted by submitting to Knoll's Secretary a written revocation or a proxy bearing a later date, or by attending the annual meeting and giving oral notice of your intention to vote in person. However, attendance at the annual meeting by a stockholder who has executed and delivered a proxy to Knoll will not in and of itself constitute a revocation of such proxy. If you plan to attend the meeting in person, please remember to bring a form of personal identification with you and, if you are acting as a proxy for another stockholder, please bring written confirmation from the record owner that you are acting as proxy.

    If you have any questions concerning the merger or the other matters to be voted on at the annual meeting, or if you will need special assistance at the
meeting, please call             , our proxy solicitors, toll-free at
1-800-      or collect at             , or our Investor Relations department at
(215) 679-7991.

    On behalf of the Board of Directors, I thank you for your support and urge you to vote FOR the approval of the Merger Agreement and the transactions contemplated thereby, as well as FOR the other matters to be voted upon at the annual meeting.

                                              Sincerely,

                                              /s/ BURTON B. STANIAR
                                              ---------------------------------------------
                                              Burton B. Staniar
                                              CHAIRMAN OF THE BOARD

              As filed with the Securities and Exchange Commision

                          PRELIMINARY PROXY MATERIALS

                          [ADD KNOLL LOGO AND ADDRESS]

     NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON OCTOBER  , 1999

To the Stockholders of Knoll, Inc.:

Notice is hereby given that the 1999 Annual Meeting of Stockholders of Knoll,
Inc. ("Knoll") will be held at [location to be determined], on October   , 1999,
at 10:00 a.m., local time, for the following purposes:

     1. To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of June 21, 1999 (as amended on July 29, 1999, the "Merger Agreement"), between Warburg, Pincus Ventures, L.P. ("Warburg") and Knoll, pursuant to which a company to be formed by Warburg will be merged with and into Knoll and each share of Knoll common stock (other than shares held by Warburg and certain members of management and certain shares issued under Knoll's stock incentive plans) will be converted into the right to receive $28.00 in cash.

     2. To elect nine directors of Knoll until the next annual meeting of stockholders of Knoll or until their successors are elected and qualified.

     3. To ratify the appointment of Ernst & Young LLP as independent auditors of Knoll for the 1999 fiscal year.

     4. To transact such other business as may properly come before the annual meeting or any adjournment or postponement thereof.

    All stockholders of record at the close of business on September , 1999 are entitled to notice of, and to vote at, the annual meeting. A list of such stockholders will be open to the examination of any stockholder, for any purpose germane to the meeting, at Warburg's offices at 466 Lexington Avenue, New York, New York 10017 for a period of ten days prior to the meeting.

    Any stockholder who does not vote in favor of the Merger Agreement and the transactions contemplated thereby will have the right to dissent and to seek appraisal of the fair value of his or her shares of common stock if the merger is consummated. In order to do so, however, stockholders must properly perfect their appraisal rights under Delaware law in accordance with the procedures described on pages 27-30 of the accompanying proxy statement.

    WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, YOU ARE URGED TO COMPLETE, SIGN, DATE AND RETURN THE ACCOMPANYING PROXY CARD PROMPTLY IN THE ENCLOSED POSTAGE PAID ENVELOPE. If you sign, date and return your proxy card without indicating how you want to vote, your proxy will be voted FOR the approval and adoption of the Merger Agreement and the transactions contemplated thereby, FOR the election to the Board of Directors of those nominees approved by the current Board of Directors, FOR the ratification of the appointment of Ernst & Young LLP as auditors to Knoll for the 1999 fiscal year and will be voted in accordance with the proxyholder's best judgment as to any other business as may properly come before the annual meeting. Shares represented by proxies which are marked "withhold authority" with respect to the election of one or more nominees for election as directors, proxies which are marked "abstain" on other proposals and proxies which are marked to deny discretionary authority on other matters will not be counted in determining the number of votes cast for such matters. You may revoke your proxy at any time before it is voted by submitting to the Secretary of Knoll a written revocation or a proxy bearing a later date, or by attending the annual meeting and giving oral notice of your intention to vote in person. However, attendance at the annual meeting by a stockholder who has executed and delivered a proxy to Knoll will not in and of itself constitute a revocation of such proxy.

    PLEASE DO NOT SEND IN ANY STOCK CERTIFICATES AT THIS TIME. PROMPTLY FOLLOWING CONSUMMATION OF THE MERGER, YOU WILL BE SENT INSTRUCTIONS REGARDING THE PROCEDURES FOR EXCHANGING YOUR EXISTING STOCK CERTIFICATES FOR THE MERGER CONSIDERATION.

    If you plan to attend the meeting in person, please remember to bring a form of personal identification with you and, if you are acting as a proxy for another stockholder, please bring written confirmation from the record owner that you are acting as proxy.

    If you have any questions concerning the merger or the other matters to be voted on at the annual meeting, or if you will need special assistance at the
meeting, please call             , our proxy solicitors, toll-free at
1-800-      or collect at             , or our Investor Relations department at
(215) 679-7991.

                                              By Order of the Board of Directors,

                                              /s/ PATRICK A. MILBERGER
                                              ---------------------------------------------
                                              Patrick A. Milberger
                                              SECRETARY

September   , 1999

                                  KNOLL, INC.
                               1235 WATER STREET
                      EAST GREENVILLE, PENNSYLVANIA 18041
                            ------------------------

                         ANNUAL MEETING OF STOCKHOLDERS

                                OCTOBER  , 1999
                            ------------------------

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:  WHAT IS THE PROPOSED TRANSACTION?

A: Approximately 60% of the outstanding Knoll common stock is held by Warburg, Pincus Ventures, L.P. ("Warburg") and certain members of Knoll management (the "Management Group" and, together with Warburg, the "Continuing Stockholders"), and approximately 40% of the common stock is held by members of the public (the "Public Holders"). In the proposed transaction, a company to be formed by Warburg will merge with and into Knoll, with Knoll being the surviving corporation (the "Surviving Corporation"). As a result of the merger, the Continuing Stockholders (together with Knoll employees who may retain shares issued under Knoll's stock incentive plans) will become the owners of 100% of the Knoll common stock, and the Public Holders will receive cash for their shares.

Q:  WHAT WILL I RECEIVE IN THE MERGER?

A: Each holder of common stock (other than the Continuing Stockholders, holders of common stock issued pursuant to Knoll's stock incentive plans or any Public Holder who properly perfects his or her appraisal rights under Delaware law) will receive $28.00 per share in cash. This merger consideration represents a premium of approximately 84% over the $15.25 closing market price of the common stock on March 23, 1999, the last full trading day before Knoll announced it had received the initial recapitalization (merger) offer from the Continuing Stockholders.

Q: WHY IS THE BOARD OF DIRECTORS RECOMMENDING THAT I VOTE FOR THE MERGER AND THE MERGER AGREEMENT?
A: The Board of Directors has determined that the merger is fair to, and in the best interests of, Knoll and its stockholders. In order to evaluate the fairness of the merger to the Public Holders, Knoll's Board of Directors formed a Special Committee consisting of directors who are independent of the Continuing Stockholders. The Special Committee believes that the terms of the Merger Agreement and the merger are fair to the Public Holders, and the Board of Directors took into account the conclusion of the Special Committee in recommending that the stockholders of Knoll vote for the merger and the Merger Agreement. In arriving at its conclusion, the Special Committee considered the opinion of Lazard Freres & Co. LLC, its independent investment banker, to the effect that, based upon and subject to the various limitations, qualifications and assumptions described in the opinion, the merger consideration of $28.00 per share is fair to the Public Holders from a financial point of view.

Q:  WHAT APPROVALS DOES THE MERGER REQUIRE?

A: Under Delaware law, the Merger Agreement and the transactions contemplated thereby must be approved by the affirmative vote of the holders of at least a majority of the outstanding shares of Knoll common stock. The Continuing Stockholders, who own a majority of the outstanding shares of common stock, have agreed to vote in favor of the merger. Accordingly, approval of the merger and the Merger Agreement by Knoll's stockholders is assured. However, consummation of the merger also is subject to (1) receipt of financing for the transaction and
    (2) receipt of consents to the merger from the holders of a majority of Knoll's outstanding senior subordinated notes.

Q: WILL I RECEIVE ANY INTEREST OR ADDITIONAL PAYMENT IF THE CLOSING OF THE MERGER IS DELAYED?

A: Yes. If the merger is not consummated prior to November 18, 1999, the merger consideration of $28.00 will be increased at an annual rate of 6.5% from November 18, 1999 until the earlier of the consummation of the merger or January 17, 2000. However, there will not be any additional payment if the merger is completed prior to November 18, 1999.

Q:  WHAT DO I NEED TO DO NOW?

A: Please sign and mail your proxy card in the enclosed return envelope as soon as possible so that your shares can be represented at the meeting, even if you plan to attend the meeting in person.

Q:  WHAT RIGHTS DO I HAVE TO DISSENT FROM THE MERGER?

A: If you wish, you may dissent from the merger and seek an appraisal of the fair value of your shares, but only if you comply with all requirements of Delaware law summarized on pages 27-30 of this proxy statement. The appraised fair value of your shares may be more or less than the merger consideration to be paid in the merger.

Q:  WHO CAN VOTE ON THE MERGER?

A: All stockholders of record as of September , 1999 will be entitled to notice of and to vote, either in person or by proxy, at the annual meeting. However, shares of restricted stock granted under Knoll's stock incentive plans that have not yet vested are not entitled to vote at the annual meeting.

Q:  SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A: No. If the merger is completed, we will promptly send you written instructions for exchanging your stock certificates for the merger consideration.

Q: IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY SHARES FOR ME?

A: Your broker will vote your shares only if you provide written instructions on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares.

Q:  MAY I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD?

A: Yes. Just send in a later-dated, signed proxy card or a written revocation before the annual meeting or attend the annual meeting and give oral notice of your intention to vote in person. However, attendance at the annual meeting by a stockholder who has executed and delivered a proxy to Knoll will not in and of itself constitute a revocation of such proxy.

Q:  WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A: We are working toward completing the merger as quickly as possible and expect to complete the merger promptly following the annual meeting.

Q:  WHAT ARE THE TAX CONSEQUENCES OF THE MERGER?

A: The merger will be a taxable transaction to you for federal income tax purposes. A brief review of the possible tax consequences to stockholders is set forth on page 37 of this proxy statement. You should also consult your tax advisor as to the tax effect in your particular circumstances.

Q:  WHAT OTHER MATTERS WILL BE VOTED ON AT THE ANNUAL MEETING?

A: In addition to voting on the merger, you will be asked to elect a new Board of Directors and to ratify the appointment of Ernst & Young LLP as Knoll's independent auditors for the 1999 fiscal year. If other business should come before the annual meeting, your shares will be voted in the discretion of management identified on the enclosed proxy card. The Continuing Stockholders, who own a majority of the outstanding shares of common stock, have advised Knoll that they intend to vote for these other matters presented by the Board of Directors at the annual meeting. Accordingly, approval of these other matters to be considered at the annual meeting by Knoll's stockholders is assured.

                      WHO CAN HELP ANSWER YOUR QUESTIONS?

    The information provided above in "question and answer" format is for your convenience only and is merely a summary of the information contained in this proxy statement. YOU SHOULD CAREFULLY READ THIS PROXY STATEMENT (INCLUDING THE APPENDICES THERETO) IN ITS ENTIRETY.

    If you have any questions concerning the merger or the other matters to be voted on at the annual meeting, if you would like additional copies of the proxy statement or if you will need special assistance at the meeting, please call
      , our proxy solicitors, toll-free at 1-800-      or collect at
            , or our Investor Relations department at (215) 679-7991.

                               TABLE OF CONTENTS

                                                   PAGE
                                                 ---------

SUMMARY........................................          1

INFORMATION CONCERNING THE ANNUAL MEETING......          5
    Date, Time and Place of the Annual
      Meeting..................................          5
    Purposes of the Annual Meeting.............          5
    Record Date; Quorum; Outstanding Common
      Stock Entitled to Vote...................          5
    Vote Required for the Merger, the Election
      of Directors and the Appointment of
      Auditors; Certain Common Stock Voting in
      Favor of the Proposals...................          5
    Solicitation and Revocation of Proxies.....          6

SPECIAL FACTORS................................          7
    Background of the Merger...................          7
    Purposes and Reasons of the Merger; Certain
      Effects of the Merger....................         10
    Recommendations of the Special Committee
      and the Board of Directors; Fairness of
      the Merger...............................         11
    Opinion of Lazard..........................         13
    Position of the Continuing Stockholders as
      to Fairness..............................         19
    Opinion of Merrill Lynch...................         20
    Certain Projections Provided to Financial
      Advisors.................................         23
    Conflicts of Interest......................         24
    Plans for Knoll after the Merger...........         25
    Conduct of the Business of Knoll if the
      Merger is Not Consummated................         26
    Financing and Expenses of the Merger.......         26
    Rights of Dissenting Stockholders..........         27

PROPOSALS AT THE ANNUAL MEETING................         31

  PROPOSAL ONE--THE MERGER.....................         31
    Terms of the Merger........................         31
    Effective Time of the Merger...............         32
    Exchange and Payment Procedures............         32
    Transfer of Common Stock...................         32
    The Parties................................         32
    Representations and Warranties.............         33

                                                   PAGE
                                                 ---------
    Covenants..................................         34
    Conditions Precedent.......................         35
    Termination; Amendments; Waiver; Approval
      of Special Committee Necessary...........         36
    Certain Tax Considerations.................         37
    Accounting Treatment.......................         37
    Regulatory Requirements....................         37
    Litigation Regarding the Merger............         37

  PROPOSAL TWO--ELECTION OF DIRECTORS..........         39
    Nomination.................................         39
    Information About Nominees.................         39
    Recommendation and Vote....................         40
    Directors and Executive Officers of
      Knoll....................................         41
    Additional Information About the Board of
      Directors................................         42
    Executive Officer and Director
      Compensation.............................         43
      Compensation Committee and Stock Option
        Committee Report on Executive
        Compensation...........................         43
      Summary Compensation Table...............         45
      Stock Option Grants Table................         46
      Aggregate Stock Option Exercise Table....         46
      Pension Plans............................         46
      Director Compensation....................         47
      Employment Agreements....................         47
      Compensation Committee Interlocks and
        Insider Participation..................         48
      Performance Graph........................         49
    Security Ownership of Certain Beneficial
      Owners and Management....................         50
    Section 16(a) Beneficial Ownership
      Reporting Compliance.....................         51
    Certain Transactions in the Shares of
      Common Stock.............................         51
    Certain Relationships and Related
      Transactions.............................         51
      Stockholders Agreement and Voting
        Agreement..............................         51
      Issuance of Restricted Shares of Common
        Stock..................................         52

                                      (i)

                                                   PAGE
                                                 ---------
      Other....................................         53

  PROPOSAL THREE-- RATIFICATION OF THE
    APPOINTMENT OF ERNST & YOUNG LLP AS
    INDEPENDENT AUDITORS.......................         53
    Recommendation and Vote....................         53

THE COMPANY....................................         54
    Products...................................         54
    Product Design and Development.............         55
    Sales and Distribution.....................         56
    Manufacturing and Operations...............         56
    Raw Materials and Suppliers................         56
    Competition................................         57
    Patents and Trademarks.....................         57
    Employees..................................         57
    Environmental Matters......................         57

MARKET PRICE INFORMATION; DIVIDENDS;
  REPURCHASES OF SHARES OF COMMON STOCK........         59

SELECTED FINANCIAL DATA........................         60

RECENT DEVELOPMENTS............................         63

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS...................................         64
    Overview...................................         64
    Results of Operations......................         64
      Sales....................................         64
      Gross Profit and Operating Income........         64
      Interest Expense.........................         65
      Income Tax Expense.......................         65
      Extraordinary Items......................         65
      Pro Forma Net Income and Net Income per
        Share as Adjusted for the Initial
        Public Offering (Unaudited Supplemental
        Information)...........................         65
                                                   PAGE
                                                 ---------
      Earnings Per Share.......................         66
    Liquidity and Capital Resources............         66
    Inflation..................................         68
    Backlog....................................         68
    Impact of Year 2000........................         68
    Environmental Matters......................         70

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT
  MARKET RISK..................................         71
    Interest Rate Risk.........................         71
    Foreign Currency Exchange Rate Risk........         72

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING
  STATEMENTS...................................         72

OTHER MATTERS..................................         73
    Proposals by Knoll Stockholders............         73
    Where You Can Find More Information........         73

OTHER MATTERS TO BE CONSIDERED AT THE ANNUAL
  MEETING......................................         74

FINANCIAL STATEMENTS...........................        F-1

APPENDIX A--THE AMENDED AND RESTATED MERGER
  AGREEMENT....................................        A-1
APPENDIX B--OPINION OF LAZARD FRERES & CO.
  LLC..........................................        B-1
APPENDIX C--APPRAISAL RIGHTS, SECTION 262 OF
  THE DELAWARE GENERAL CORPORATION LAW.........        C-1
APPENDIX D--OPINION OF MERRILL LYNCH...........        D-1
APPENDIX E--CERTAIN INFORMATION RELATING TO THE
  GENERAL PARTNERS OF WP.......................        E-1

                                      (ii)

                                    SUMMARY

    THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION FROM THIS PROXY STATEMENT. TO UNDERSTAND THE MERGER MORE FULLY AND FOR A MORE COMPLETE DESCRIPTION OF THE TERMS AND CONDITIONS OF THE MERGER, YOU SHOULD READ CAREFULLY THIS ENTIRE PROXY STATEMENT (INCLUDING THE APPENDICES HERETO) AND THE OTHER DOCUMENTS REFERRED TO HEREIN. THE ACTUAL TERMS AND CONDITIONS OF THE MERGER ARE CONTAINED IN THE MERGER AGREEMENT, WHICH IS INCLUDED IN THIS PROXY STATEMENT AS APPENDIX A.

DATE, TIME AND PLACE OF THE ANNUAL MEETING (PAGE 5)

    The annual meeting will be held on October   , 1999, at [location to be
determined], at 10:00 a.m., local time.

PURPOSES OF THE ANNUAL MEETING (PAGE 5)

    At the annual meeting, the stockholders of Knoll will be asked:

    - to consider and vote upon a proposal to approve and adopt the Merger Agreement and the transactions contemplated thereby;

    - to elect nine directors of Knoll until the next annual meeting of stockholders of Knoll or until their successors are elected and qualified;

    - to ratify the appointment of Ernst & Young LLP as independent auditors of Knoll for the 1999 fiscal year; and

    - to transact such other business as may properly come before the annual meeting or any adjournment or postponement thereof.

VOTING (PAGES 5-6)

    The Board of Directors has set the close of business on September   , 1999
as the date for determining stockholders entitled to vote at the annual meeting (the "Record Date"). At the annual meeting, each share of common stock (other than shares of restricted stock granted under Knoll's stock incentive plans that have not yet vested) will be entitled to one vote. As of the Record Date, there
were             shares of common stock outstanding and entitled to vote. As of
such date, there were approximately       holders of record.

    Any proxy given by a stockholder may be revoked by the stockholder at any time before it is voted by delivering a written notice of revocation to the Secretary of Knoll, by executing and delivering a later-dated proxy or by attending the meeting and giving oral notice of your intention to vote in person. Attendance at the annual meeting by a stockholder who has executed and delivered a proxy to Knoll will not in and of itself constitute a revocation of such proxy.

    UNLESS CONTRARY INSTRUCTIONS ARE INDICATED ON THE PROXY, ALL SHARES OF COMMON STOCK REPRESENTED BY VALID PROXIES WILL BE VOTED FOR THE MERGER AND THE OTHER PROPOSALS.

REQUIRED VOTE; APPROVAL OF THE PROPOSALS ASSURED (PAGE 5)

    The Merger Agreement and the transactions contemplated thereby must be approved and adopted by the affirmative vote of the holders of at least a majority of the outstanding shares of common stock. The election of directors and the ratification of the appointment of Ernst & Young LLP as independent auditors for the 1999 fiscal year will be decided by the affirmative vote of the holders of a majority of the shares of common stock present, in person or by proxy, at the annual meeting and entitled to vote thereon. The Continuing Stockholders, who own a majority of the outstanding shares of common stock, have agreed to vote in favor of the merger and have advised Knoll that they intend to vote for the other matters presented by the Board of Directors at the annual meeting. ACCORDINGLY, APPROVAL OF THE MERGER AND OF THE OTHER PROPOSALS TO BE CONSIDERED AT THE ANNUAL MEETING IS ASSURED.

WHAT YOU WILL RECEIVE IN THE MERGER (PAGE 10)

    Each holder of common stock (other than the Continuing Stockholders, holders of common stock issued pursuant to Knoll's stock incentive plans or any Public Holder who properly perfects his or her appraisal rights under Delaware law) will receive $28.00 per share in cash. This merger consideration represents a premium of approximately 84% over the $15.25 closing market price of the common stock on March 23, 1999, the last full trading day before Knoll announced it had received the initial merger offer from the Continuing Stockholders. In addition, if the merger is not consummated prior to November 18, 1999, the merger consideration will be increased at an annual rate of 6.5% from November 18, 1999 until the earlier of the consummation of the merger or January 17, 2000.

BACKGROUND OF THE MERGER; PURPOSES AND REASONS OF THE MERGER (PAGES 7-10 AND
  10-11)

    For a description of the events leading to the approval of the merger by the Board of Directors and the purposes and reasons of the merger, see "Special Factors--Background of the Merger" and "--Purposes and Reasons of the Merger; Certain Effects of the Merger."

RECOMMENDATIONS OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS (PAGES
  10-13)

    The Board of Directors, taking into account the recommendation of the Special Committee and the opinion of Lazard Freres & Co. LLC ("Lazard"), the Special Committee's independent investment banker, has determined that the merger is fair to, and in the best interests of, Knoll and its stockholders and unanimously recommends that you vote FOR approval and adoption of the Merger Agreement and the transactions contemplated thereby. The Board of Directors also recommends that you vote FOR the election of the nominated directors and to ratify Ernst & Young LLP as Knoll's independent auditors for the 1999 fiscal year.

OPINION OF LAZARD (PAGES 13-19)

    The Special Committee retained Lazard as its independent investment banker in connection with its evaluation of the proposed merger. On June 21, 1999, Lazard delivered its oral opinion to the Special Committee to the effect that, as of such date and based upon and subject to the various limitations, qualifications and assumptions stated therein, the merger consideration of $28.00 per share of common stock to be received by the Public Holders pursuant to the Merger Agreement was fair, from a financial point of view, to those stockholders. Lazard confirmed its oral opinion by delivery of its written opinion dated June 21, 1999, a copy of which is attached to this proxy statement as Appendix B. The opinion of Lazard does not constitute a recommendation as to how any Knoll stockholder should vote with respect to the merger. YOU SHOULD READ LAZARD'S OPINION CAREFULLY AND IN ITS ENTIRETY.

CONFLICTS OF INTEREST (PAGES 24-25)

    In considering the recommendation of the Board with respect to the merger, you should be aware of certain inherent conflicts of interest. Warburg and the members of the Management Group (which includes Burton B. Staniar, John H. Lynch, Kathleen G. Bradley, Andrew B. Cogan, Douglas J. Purdom, Barbara E. Ellixson, Carl G. Magnusson, Barry L. McCabe and Patrick A. Milberger) currently own approximately 60% of the outstanding Knoll common stock. Following the merger, the Public Holders will receive the merger consideration of $28.00 in exchange for their shares of common stock. Although the members of the Management Group may sell up to 50% of their equity interest in Knoll prior to the consummation of the merger, the Continuing Stockholders, following the merger, will own substantially the entire equity interest of Knoll. In addition, at the effective time of the merger, Knoll expects to establish a new stock incentive program under which 2.7 million shares of common stock will be available for grant. Members of the Management Group may participate in this program.

CERTAIN EFFECTS OF THE MERGER (PAGES 10-11)

    Following the merger, the Continuing Stockholders (together with Knoll employees who may retain shares issued under Knoll's stock incentive plans) will own the entire equity interest of Knoll. It is expected that, immediately following the merger, the business and operations of Knoll will be continued substantially as they are currently being conducted. However, Knoll and the Continuing Stockholders will continue to evaluate Knoll's business and operations after the consummation of the merger and make such changes as are deemed appropriate from time to time.

    Accordingly, following the merger, the Continuing Stockholders (together with Knoll employees who may retain shares issued under Knoll's stock incentive plans) will be the sole beneficiaries of any future earnings and growth of Knoll, and the Public Holders will no longer benefit from any increase in the value of Knoll or payment of any dividends on the common stock and will no longer bear the risk of any decrease in the value of Knoll.

    As a result of the merger, (1) the common stock will cease to be listed on the New York Stock Exchange, (2) there will be no public market for the common stock and (3) Knoll will terminate registration of the common stock under the Securities Exchange Act.

CONDITIONS TO THE MERGER (PAGES 35-36)

    Consummation of the merger is subject to, among other things, (1) approval at the annual meeting by the holders of at least a majority of the common stock,
(2) receipt of financing for the transaction as provided in the Merger Agreement and (3) receipt of consents to the merger from the holders of a majority of Knoll's outstanding senior subordinated notes. As described above, the Continuing Stockholders, who own a majority of the outstanding shares of common stock, have agreed to vote in favor of the merger. Accordingly, approval of the merger by Knoll's stockholders is assured.

APPRAISAL RIGHTS (PAGES 27-30)

    Any stockholder who does not wish to accept the merger consideration has the right under Section 262 of the Delaware General Corporation Law (the "DGCL") to have the "fair value" of his or her shares of common stock determined by the Delaware Court of Chancery. This "right of appraisal" is subject to a number of restrictions and technical requirements. Generally, in order to exercise appraisal rights:

    - the stockholder must NOT vote in favor of the merger and the Merger Agreement;

    - the stockholder must make a written demand for appraisal BEFORE the vote on the merger and the Merger Agreement in accordance with the DGCL;

    - the stockholder must have been a record owner of shares of common stock on the date of the demand for appraisal and must continue to own them through the effective time of the merger; and

    - the stockholder, or another stockholder who has perfected his right of appraisal, or Knoll, must have filed an action in the Delaware Court of Chancery, within 120 days after the effective time of the merger, seeking an appraisal of dissenting shares. Knoll does not intend to file such a suit.

    MERELY VOTING AGAINST THE MERGER AND THE MERGER AGREEMENT WILL NOT PROTECT YOUR RIGHT OF APPRAISAL. APPENDIX C TO THIS PROXY STATEMENT SETS FORTH SECTION 262 OF THE DGCL REGARDING APPRAISAL RIGHTS.

FEDERAL INCOME TAX CONSEQUENCES (PAGE 37)

    The receipt of the merger consideration will be a taxable transaction to the Public Holders for U.S. federal income tax purposes under the Internal Revenue Code and may be a taxable transaction for foreign, state and local income tax purposes as well. Public Holders will recognize a gain or loss measured by the difference between the amount of cash they receive and their tax basis in the shares of common stock exchanged therefor. Public Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of the merger, as well as any tax consequences under state, local or foreign laws.

FINANCING OF THE MERGER (PAGES 26-27)

    At the closing of the merger, Knoll will pay to the Public Holders an aggregate purchase price of approximately $500 million for the shares of common stock, assuming no Public Holders exercise and perfect their appraisal rights in connection with the merger. In addition, Knoll will incur approximately
$      million in expenses in connection with the merger, the financing of the merger and related transactions. It is a condition to the consummation of the merger that sufficient funds are available for the foregoing purposes.

    Warburg, on behalf of Knoll, has entered into a commitment letter with Bank of America, N.A., The Chase Manhattan Bank and Merrill Lynch & Co. to arrange for a credit facility providing for up to $775 million to (1) fund the merger and related fees and expenses, (2) refinance up to $107.3 million outstanding principal amount of Knoll's 10 7/8% Senior Subordinated Notes due 2006 and all amounts owing under Knoll's existing senior credit agreement and (3) provide for working capital and ongoing general corporate purposes. The credit facility will consist of up to a $400 million six-year term loan facility and up to a $375 million six-year revolving credit facility, and will bear interest at a LIBOR-based rate. The amount to be borrowed under the credit facility will be reduced by the amount, if any, that would have been required to retire any Senior Subordinated Notes remaining outstanding and not defeased as of the closing of the facility. At the effective time of the merger, the indebtedness incurred under the credit facility will become the indebtedness of Knoll as the corporation surviving the merger. The commitment is subject to the satisfaction of conditions customary for loans of this type, including the condition that there be no material adverse change in (a) the market for syndicated credit facilities which could materially impair the syndication of the credit facility or (b) the business, operations or financial condition of Knoll. The commitment is further subject to the settlement, to the lenders' satisfaction, of the stockholder litigation relating to the merger.

ACCOUNTING TREATMENT (PAGE 37)

    The merger and related transactions will be accounted for as a leveraged recapitalization. The historical accounting basis of Knoll's assets and liabilities will be retained subsequent to the transactions.

                   INFORMATION CONCERNING THE ANNUAL MEETING

DATE, TIME AND PLACE OF THE ANNUAL MEETING

    This proxy statement is furnished to the holders of the outstanding common stock as of the Record Date in connection with the solicitation of proxies by the Board of Directors of Knoll to be voted at the annual meeting of
stockholders to be held at [location to be determined], on October   , 1999, at
10:00 a.m. local time, or any postponement or adjournment. This proxy statement, the Notice of Annual Meeting and the accompanying form of proxy are first being
mailed to stockholders on or about September   , 1999.

PURPOSES OF THE ANNUAL MEETING

    At the annual meeting, the stockholders of Knoll will be asked:

    - to consider and vote upon a proposal to approve and adopt the Merger Agreement and the transactions contemplated thereby;

    - to elect nine directors of Knoll until the next annual meeting of stockholders of Knoll or until their successors are elected and qualified;

    - to ratify the appointment of Ernst & Young LLP as independent auditors of Knoll for the 1999 fiscal year; and

    - to transact such other business as may properly come before the annual meeting or any adjournment or postponement thereof.

    Additional information concerning the annual meeting, the merger and the Merger Agreement is set forth below, and a copy of the Merger Agreement is attached hereto as Appendix A.

RECORD DATE; QUORUM; OUTSTANDING COMMON STOCK ENTITLED TO VOTE

    All stockholders of record at the close of business on September   , 1999
(the "Record Date") are entitled to notice of, and to vote at, the annual meeting. The presence, in person or by proxy, of holders of at least a majority of the shares of common stock issued, outstanding and entitled to vote on the matters to be considered at the annual meeting is required to constitute a quorum for the transaction of business. Pursuant to Knoll's certificate of incorporation, each holder of Knoll common stock is entitled to one vote for each share of common stock held on the Record Date on matters properly presented at the annual meeting. However, shares of restricted stock granted under Knoll's stock incentive plans that have not yet vested are not entitled to vote at the annual meeting. A list of stockholders of record will be open for examination by any stockholder for any purpose germane to the annual meeting, at Warburg's offices at 466 Lexington Avenue, New York, New York 10017 for a period of 10 days prior to the meeting.

VOTE REQUIRED FOR THE MERGER, THE ELECTION OF DIRECTORS AND THE APPOINTMENT OF AUDITORS; CERTAIN COMMON STOCK VOTING IN FAVOR OF THE PROPOSALS

    The Merger Agreement and the transactions contemplated thereby must be approved and adopted by the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding common stock entitled to vote. The election of directors and the ratification of the appointment of Ernst & Young LLP as independent auditors of Knoll for fiscal year 1999 will be decided by the affirmative vote of the holders of a majority of the shares of common stock present, in person or by proxy, at the annual meeting and entitled to vote thereon. The Continuing Stockholders, who own a majority of the outstanding shares of common stock, have agreed to vote in favor of the merger and have advised Knoll that they intend to vote for the other matters presented by the Board of Directors at the annual meeting. ACCORDINGLY, APPROVAL OF THE MERGER, THE MERGER AGREEMENT AND THE OTHER PROPOSALS TO BE CONSIDERED AT THE ANNUAL MEETING IS ASSURED.

SOLICITATION AND REVOCATION OF PROXIES

    All shares represented by proxies in the enclosed form that are properly executed and returned on or before the date of the annual meeting, and subsequently not revoked, will be voted at the annual meeting or any adjournment or postponement thereof in accordance with any instructions thereon, or, if no instructions are provided, will be voted FOR the approval and adoption of the Merger Agreement and the transactions contemplated thereby, FOR the election to the Board of Directors of those nominees approved by the current Board of Directors, FOR the ratification of the appointment of Ernst & Young LLP as independent auditors to Knoll for fiscal year 1999 and in accordance with the proxyholder's best judgment as to any other business as may properly come before the annual meeting. Shares represented by proxies which are marked "withhold authority" with respect to the election of one or more nominees for election as directors, proxies which are marked "abstain" on other proposals, and proxies which are marked to deny discretionary authority on other matters will not be counted in determining the number of votes cast for such matters.

    Brokers are prohibited from exercising discretionary authority as to a merger for beneficial owners who have not returned proxies to brokers (so-called "broker non-votes"). Those shares will be counted for the purpose of determining if a quorum is present but will not be included in the vote totals for matters as to which discretionary authority is prohibited and, therefore, will have no effect on the vote as to the merger. Shares of restricted stock granted under Knoll's 1996 and 1997 stock incentive plans that have not yet vested are not entitled to vote at the annual meeting.

    Any stockholder who has given a proxy pursuant to this solicitation may revoke it by attending the annual meeting and giving oral notice of his or her intention to vote in person, without compliance with any other formalities. In addition, any proxy given pursuant to this solicitation may be revoked at any time prior to the annual meeting by delivering to the Secretary of Knoll a written statement revoking it or by delivering a duly executed proxy bearing a later date. Attendance at the annual meeting by a stockholder who has executed and delivered a proxy to Knoll will not in and of itself constitute a revocation of such proxy. A vote in favor of the Merger Agreement and the transactions contemplated thereby means that a Public Holder will not have the right to dissent and seek appraisal of the fair value of such Public Holder's shares of common stock.

    Knoll management does not know of any matters other than those set forth herein which may come before the annual meeting. If any other matters are properly presented to the annual meeting for action, it is intended that the persons named in the enclosed form of proxy and acting thereunder will vote in accordance with their best judgment on such matters. Such matters may include an adjournment or postponement of the annual meeting from time to time in the event the Board of Directors determines so to adjourn or postpone. If any such adjournment or postponement is made, additional proxies may be solicited during such adjournment period.

    Knoll will bear its own cost of the solicitation of proxies. Proxies will be solicited initially by mail. Further solicitation may be made by directors, officers and employees of Knoll personally, by telephone or otherwise, but such persons will not be specifically compensated for such services. Upon request, Knoll will reimburse brokers, dealers, banks or similar entities acting as nominees for reasonable expenses incurred in forwarding copies of the proxy materials relating to the annual meeting to the beneficial owners of shares of common stock which such persons hold of record. Knoll has retained to coordinate the solicitation of such proxies by and through such nominees for
a fee of approximately $      , plus reasonable out-of-pocket expenses.

    YOUR VOTE IS IMPORTANT. PLEASE RETURN YOUR MARKED PROXY CARD PROMPTLY SO YOUR SHARES CAN BE REPRESENTED, EVEN IF YOU PLAN TO ATTEND THE MEETING IN PERSON.

    STOCKHOLDERS SHOULD NOT SEND ANY CERTIFICATES REPRESENTING COMMON STOCK WITH THEIR PROXY CARD. IF THE MERGER IS CONSUMMATED, THE PROCEDURE FOR THE EXCHANGE OF CERTIFICATES REPRESENTING COMMON STOCK WILL BE AS SET FORTH IN THIS PROXY STATEMENT.

                                SPECIAL FACTORS

BACKGROUND OF THE MERGER

    In September 1998, in response to a substantial drop in the market price of the Knoll common stock, the Board of Directors approved a stock repurchase plan pursuant to which management was authorized to purchase from time to time, in the open market or through negotiated transactions, up to three million shares of Knoll common stock.

    In January 1999, Warburg first began to consider as a concrete possibility a transaction in which all or substantially all of the shares of common stock owned by the public would be acquired by Knoll or an affiliate of Knoll (a "merger transaction"). The feasibility of such a transaction came under consideration as a result of concern by Warburg that Knoll's stock price did not reflect the underlying strength of its business.

    On February 2, 1999, Knoll announced that its Board of Directors had increased the number of shares of common stock authorized to be repurchased under Knoll's stock repurchase plan by two million shares. Warburg had not yet determined whether it would be interested in proposing a merger transaction, and did not then discuss with management or the Board of Directors the possibility of a merger transaction.

    During the second week of February 1999, Warburg first discussed with Burton
B. Staniar, Chairman of the Board of Knoll, and John H. Lynch, Chief Executive Officer and President of Knoll, the possibility of a merger transaction in which Warburg and the Management Group would jointly participate and in which all shares held by the Public Holders would be acquired for cash. Warburg indicated in that conversation that it would only be interested in pursuing such a transaction if Knoll's senior management would retain a substantial equity interest in Knoll. Over the following weeks, meetings were held between Warburg, members of senior management of Knoll and legal, financial and accounting advisors to explore possible structures for such a transaction and to explore the various business, legal, financial and accounting issues that would result from such a transaction. Also during the second week of February, following the initial meeting between Warburg and Messrs. Staniar and Lynch and an initial meeting among Warburg, management and legal, financial and accounting advisors, the Board of Directors was informed that Warburg and management were exploring the possibility of proposing a merger transaction. Warburg and management stressed to the Board of Directors that their thinking was very preliminary and that no decision had been made to make a proposal.

    During the first week of March 1999, Messrs. Staniar and Lynch indicated to Warburg that management would agree to seriously consider a possible merger transaction. Messrs. Staniar and Lynch raised various issues with Warburg, including what would be in the best interests of Knoll and its employees and various tax, accounting and structural issues. Following that conversation and through March 23, 1999, when the initial merger proposal was presented to Knoll's Board of Directors, management and Warburg, together with their legal, financial and accounting advisors, held a series of meetings and conversations to address the price to be offered in a merger transaction, the impact of any such transaction on Knoll and its employees, specific transaction structures, tax and accounting issues, financing alternatives and the means to secure the consent to any transaction of the holders of Knoll's 10 7/8% Senior Subordinated Notes due 2006.

    In the early evening of March 23, 1999, Warburg, members of the Management Group and Merrill Lynch & Co. ("Merrill Lynch"), financial advisor to the Continuing Stockholders, held a conference call to determine the price that would be offered in the initial merger proposal. In this conference call, Merrill Lynch orally presented a range of possible valuations of Knoll and Merrill Lynch's methodology in arriving at that valuation range. Warburg proposed a price of $25.00 per share. Merrill Lynch stated that this price was within its valuation range and that in its opinion, as of that date, this price was fair from a financial point of view to the Public Holders. Merrill Lynch subsequently confirmed its oral opinion in a letter addressed to Warburg dated March 23, 1999.

    Later that evening, at a meeting of Knoll's Board of Directors that had been called to receive the merger proposal, Warburg and the Management Group formally offered to enter into a merger transaction in which all shares held by the Public Holders would be acquired for $25.00 per share, representing a premium of 64% to the closing price of the common stock on the New York Stock Exchange on March 23, 1999 of $15.25. The offer was made subject to approval by the Board of Directors and stockholders of Knoll, as well as to the receipt of financing, the execution of a definitive merger agreement and other conditions customary in a transaction of this type. Warburg and the Management Group also made clear that they were not interested in selling their respective interests in Knoll and that there were no prospects of a sale of a controlling interest to a third party. At the March 23 meeting of the Board of Directors, two directors who were not members of the Continuing Stockholders and who were not employees of Knoll, Prof. Robert J. Dolan and Mr. John W. Amerman, were appointed to a Special Committee to consider the proposal, to retain legal and financial advisors, to negotiate with the Continuing Stockholders with respect to the proposed transaction and to report back its conclusions and recommendations to the Board of Directors. Prof. Dolan was elected Chairman of the Special Committee.

    After the March 23 telephonic meeting of the Board of Directors, the Special Committee immediately began the process of retaining legal counsel and a financial advisor. After considering several law firms, the Special Committee retained Debevoise & Plimpton as its counsel. The retention of Debevoise & Plimpton was confirmed in an engagement letter dated March 30, 1999.

    On April 6, 1999, the Special Committee met with representatives of its counsel, who reviewed with the Special Committee the duties of the members of the Special Committee under applicable state law. At that meeting, the Special Committee also discussed its meetings with several nationally recognized investment banking firms for possible retention to act as investment banker to the Special Committee. Following this meeting, Lazard was advised that it had been selected to act as the Special Committee's investment banker.

    Over the next several weeks after April 6, in order to evaluate the merger proposal, Lazard conducted a review of the business, operations and prospects of Knoll as well as a review of the industry in general, and counsel to the Special Committee performed legal due diligence. On April 14, 1999, the Special Committee met with its financial and legal advisors to discuss its perspective on Knoll and to suggest to Lazard certain Knoll managers to interview. On April 16, 1999, the Special Committee received the written opinion, dated March 23, 1999, of Merrill Lynch, the financial advisor to the Continuing Stockholders, addressed to Warburg, that, as of March 23, 1999, the $25.00 per share consideration proposed to be paid in the merger was fair from a financial point of view to the Public Holders. On April 21, 1999, senior management of Knoll met with the Special Committee and its advisors and presented information about Knoll and its business and prospects, including a review of Knoll's financial projections. Senior management also reviewed the status of its discussions with prospective lenders for the financing of the merger. As part of its due diligence process, Lazard in late April and early May visited Knoll's headquarters and manufacturing facility in East Greenville, Pennsylvania and Knoll's New York showroom and interviewed a number of Knoll employees, including four divisional vice presidents and the managing director of Knoll's European operations.

    On May 10 and 12, 1999, the Special Committee met with Lazard and Debevoise & Plimpton. At these meetings, Lazard advised the Special Committee of the progress of its due diligence investigation of Knoll, discussed preliminary financial analyses as to the valuation of Knoll and presented the Special Committee with its preliminary oral view with respect to the initial merger proposal of the Continuing Stockholders. Based on these discussions and on its own consideration of the matter, the Special Committee concluded that it could not recommend the $25.00 per share proposal of the Continuing Stockholders to the Board of Directors or the Public Holders.

    On May 17, 1999, in a conference call with Jeffrey Harris of Warburg that Prof. Dolan had scheduled following the May 12 meeting of the Special Committee, Prof. Dolan and Mr. Amerman informed Mr. Harris of the Special Committee's conclusion that it could not recommend the $25.00 per share proposal. Prof. Dolan and Mr. Amerman indicated to Mr. Harris their belief that the Special Committee would be able to recommend a transaction at a price in excess of $30.00 per share. Prof. Dolan also informed Burton Staniar of the Special Committee's conclusion in a subsequent telephone conversation on May 17. Later that day, Mr. Harris called Prof. Dolan to suggest that the parties' financial advisors meet.

    Representatives of Merrill Lynch and Lazard discussed Knoll's prospects and related financial analyses in a telephone conversation on May 17 and in a meeting on May 25.

    On May 27, 1999, a representative of Merrill Lynch indicated to a representative of Lazard that the Continuing Stockholders might be willing to increase their offer to a price in the range of $26.00 to $26.50 per share in cash. In a meeting with its advisors on May 27, the Special Committee concluded that it could not recommend a transaction at that price range. Lazard advised Merrill Lynch of the Special Committee's conclusion.

    On June 3, 1999, Prof. Dolan and Mr. Lynch spoke and discussed the process to date and how best to proceed. On June 8, a representative of Merrill Lynch indicated to Lazard that the Continuing Stockholders would be prepared to increase the price to be paid in the merger to $28.00 per share in cash but would not increase the price any further. On June 8, the Special Committee, its counsel and its investment banker met to discuss the situation. Prof. Dolan called Mr. Lynch, who advised Prof. Dolan that the Continuing Stockholders would not agree to increase the price to be paid in the merger beyond $28.00 per share in cash. On June 10, the Special Committee met and determined to instruct its advisors to negotiate with the advisors to the Continuing Stockholders the non-price terms of a transaction agreement, so that the Special Committee, its counsel and its investment banker could review the price and non-price terms of a proposal together.

    On June 10, 1999, legal counsel to the Continuing Stockholders provided counsel to the Special Committee with a draft of the Merger Agreement. On June 14, 1999, counsel to the Special Committee provided their comments and those of the Special Committee on the draft Merger Agreement. Over the next several days, the parties' counsel discussed the terms of the Merger Agreement, including the representations and warranties, covenants and conditions to closing. The Special Committee's advisors also reviewed and commented on a draft of a commitment letter for the financing of the transaction, and representatives of Lazard spoke to Knoll's chief financial officer and to a representative of the proposed lending group concerning the proposed financing of the transaction. Lazard also spoke to Knoll's chief financial officer about the consent required from the holders of Knoll's 10 7/8% Senior Subordinated Notes due 2006.

    On June 18, 1999, the Special Committee met with its advisors to review the status of discussions with respect to the Merger Agreement. Later that day, a substantially final draft of the Merger Agreement was prepared and distributed to the Board of Directors. Also, on June 18, 1999, substantially complete forms of the commitment letter regarding the senior credit facility for financing the merger, and related costs and expenses, were delivered to the Special Committee.

    On June 21, 1999, after meeting with representatives of Knoll's senior management for an update of information about Knoll's operating results and prospects, the Special Committee and its advisors met to consider the terms of the Merger Agreement, as negotiated, and the merger. Lazard presented its financial analyses to the Special Committee. Counsel to the Special Committee reviewed the duties of the Special Committee and summarized the Merger Agreement and the improvements, from the perspective of the Public Holders, in the terms of the Merger Agreement negotiated by counsel for the Special Committee since receiving the initial draft. Lazard delivered to the Special Committee its opinion to the effect that, as of that date, and subject to the matters stated in the opinion, the consideration to be received in the merger by the Public Holders was fair from a financial point of view to those stockholders. After further discussion and deliberation, the Special Committee unanimously determined that the merger was fair and in the best interests of the Public Holders and unanimously determined to recommend that the Board of Directors approve the Merger Agreement and recommend its approval to all of the stockholders of Knoll.

    A special meeting of the Board of Directors was held later on June 21, 1999. Prof. Dolan reviewed for the Board of Directors the process through which the Special Committee reached its conclusion that the merger was fair to and in the best interests of the Public Holders. Lazard then delivered its oral opinion, later confirmed in writing, to the effect that, as of June 21, 1999, and subject to the matters stated in such opinion, the $28.00 per share cash consideration to be received by the Public Holders in the merger was fair to such stockholders from a financial point of view. The Special Committee then recommended to the Board of Directors the approval of the Merger Agreement and the transactions contemplated thereby. After a thorough discussion of the terms of the merger and the Merger Agreement, the Board of Directors unanimously adopted resolutions approving the merger and the Merger Agreement and the transactions contemplated thereby and recommended and deemed it advisable that the stockholders of Knoll vote to approve and adopt the Merger Agreement.

    Following the initial announcement of the proposed merger on March 24, 1999, a number of lawsuits were initiated on behalf of the Public Holders against Knoll, Warburg and certain of Knoll's directors alleging, among other things, that the merger consideration was inadequate and that certain actions and negotiations leading up to the proposed merger were not conducted on an arm's-length basis. Concurrent with the special meeting of the Board held on June 21, 1999, counsel for the Continuing Stockholders negotiated a settlement with counsel to the plaintiffs in the stockholder lawsuits arising from the merger and entered into a Memorandum of Understanding relating to such settlement.

    On June 21, 1999, authorized representatives of Knoll and Warburg executed and delivered the Merger Agreement. Later that day, the execution of the Merger Agreement was publicly announced through a press release issued by Knoll. Knoll also announced on June 21 that it had entered into a Memorandum of Understanding with counsel to the plaintiffs in the stockholder lawsuits arising from the proposed merger. On July 29, 1999, Warburg and Knoll, with the approval of the Special Committee and the Board of Directors, amended and restated the Merger Agreement to effect certain changes in the mechanics of effecting the merger. None of the changes related to the Merger Consideration or the anticipated timing of the closing of the merger.

PURPOSES AND REASONS OF THE MERGER; CERTAIN EFFECTS OF THE MERGER

    The principal purposes of the merger are to enable the Continuing Stockholders (together with Knoll employees who may retain shares issued under Knoll's stock incentive plans) to own all of the equity interest in Knoll, and afford the Public Holders the opportunity to receive a cash price for their shares of common stock that represents a premium over the market prices at which the common stock traded prior to the announcement of the proposed merger. This will be accomplished by a merger of an acquisition entity to be organized by Warburg ("Acquisition Corp.") with and into Knoll, pursuant to which all of the shares of Knoll common stock held by the Public Holders will be converted into the right to receive the merger consideration of $28.00 per share. The Continuing Stockholders proposed the transaction as a result of their concern that Knoll's stock price did not reflect the underlying strength of its business. Other than as set forth herein, the Continuing Stockholders have no reason for proposing the merger at this particular time (as opposed to any other time) and are not aware of any material development expected to affect the future value of the common stock that is not described in this proxy statement.

    The merger will terminate all equity interests in Knoll of the Public Holders, and the Continuing Stockholders (together with Knoll employees who retain shares issued under Knoll's stock incentive plans) will be the sole beneficiaries of any earnings and growth of Knoll. Accordingly, the Public Holders will no longer benefit from any increase in the value of Knoll or payment of dividends on the common stock, nor will they bear the risk of any decrease in the value of Knoll following the merger. The merger consideration to be received by the Public Holders was the result of arm's-length negotiations between representatives of the Continuing Stockholders and the members of the Special Committee and their respective advisors following the receipt of the initial merger proposal from the

Continuing Stockholders. As a result of the merger, the common stock will be privately held and will cease to be publicly traded.

    The common stock is currently registered under the Exchange Act and is listed for trading on the NYSE under the symbol "KNL." Upon consummation of the merger, the common stock will be delisted from the NYSE and registration of the common stock under the Exchange Act will be terminated. Because its common stock will be privately held, Knoll will enjoy certain efficiencies, such as the elimination of the time devoted by its management and certain other employees to complying with certain reporting requirements of the Exchange Act (including the obligation to comply with the proxy rules thereunder), and its directors, officers and beneficial owners of more than 10% of the shares of common stock will be relieved of the reporting requirements and restrictions on insider trading under Section 16 of the Exchange Act. In addition, Knoll will be relieved of certain NYSE listing and reporting requirements. Accordingly, less information will be required to be made currently available than is the case at this time. Knoll will be able to reduce certain costs, which it estimates to be approximately $500,000 per year, including the costs of preparing, printing and mailing certain corporate reports and proxy statements, the expenses of a transfer agent and registrar and the costs of investor relations activities.

    The Continuing Stockholders structured the transaction as a one-step merger, without a first-step cash tender offer. The Continuing Stockholders believed that a first-step cash tender offer would make it less likely that the transaction would qualify as a leveraged recapitalization under generally accepted accounting principles and were unwilling to incur the greater financing fees associated with a first-step cash tender offer structure. Moreover, they did not believe that a first-step tender offer would result in Public Holders' receiving the cash consideration significantly sooner than under a one-step merger structure. See "Proposals at the Annual Meeting--Proposal One--The Merger--Accounting Treatment."

    Approval of the merger requires the approval of the holders of at least a majority of the outstanding shares of Knoll common stock but does not require the separate approval of the holders of a majority of the common stock held by the Public Holders. The Continuing Stockholders did not structure the transaction to require the approval of a majority of the common stock held by the Public Holders, because such approval is not required under the Delaware merger statute and because the Continuing Stockholders believe that the fairness of the transaction was established by other factors, including the arm's-length bargaining between the Continuing Stockholders and the Special Committee as to the terms of the transaction, the other factors referred to below as having been taken into account by the Special Committee, the Board and the Continuing Stockholders and the opinions of Merrill Lynch and Lazard.

    In connection with the merger and the discussions relating thereto, the Continuing Stockholders have advised Knoll that, relating to the structure of the merger, they did not consider any alternatives that would have allowed the Public Holders to maintain an equity interest in Knoll because no such alternative would have accomplished the purposes of the merger as set forth in this section.

RECOMMENDATIONS OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS; FAIRNESS OF
  THE MERGER

    RECOMMENDATIONS OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS.

    On June 21, 1999, the Special Committee unanimously determined that the merger is fair to and in the best interests of the Public Holders and unanimously voted to recommend that the Board of Directors approve the Merger Agreement and recommend its approval to Knoll's stockholders.

    On June 21, 1999, the Board of Directors unanimously (1) determined that the terms of the merger are fair to and in the best interests of the Public Holders,
(2) approved the Merger Agreement and authorized the execution and delivery thereof and (3) recommended that the stockholders of Knoll approve the merger, the Merger Agreement and the transactions contemplated thereby.

    FAIRNESS OF THE MERGER.

    SPECIAL COMMITTEE. In reaching its determinations referred to above, the Special Committee considered the factors listed below. The following discussion of the factors considered by the Special Committee is not intended to be exhaustive but summarizes all material factors considered. The Special Committee did not assign any relative or specific weights to the following factors, nor did it specifically characterize any factor as positive or negative, and individual members of the Special Committee may have given differing weights to differing factors and may have viewed certain factors more positively or negatively than others. Throughout its deliberations, the Special Committee received the advice of its investment banker and legal advisors.

    - The fact that the per share price to be paid in the merger represents a premium of approximately 84% over the closing price of the common stock on March 23, 1999 (the last full trading day before Knoll announced it had received the initial merger proposal from the Continuing Stockholders) and a premium of approximately 44% over the closing price of the shares on February 23, 1999 (one month before the Continuing Stockholders made their initial proposal).

    - The fact that the per share price to be received in the merger is payable in cash, eliminating any uncertainties in valuing the consideration to be received by the Public Holders.

    - The ownership by the Continuing Stockholders of approximately 60% of the outstanding shares, and their stated unwillingness to sell their shares to a third party, which led the Special Committee to conclude that exploration of a business combination with a third party was not practicable.

    - The likelihood that the merger would be consummated, including (1) the fact that the Continuing Stockholders had provided the Special Committee with copies of written financing commitments with respect to the merger and (2) the limited nature of the other conditions to the merger.

    - The arm's-length negotiations between the Special Committee and its representatives and the Continuing Stockholders and their representatives, which had resulted in a 12% increase in the price at which the Continuing Stockholders were initially prepared to acquire the shares and in improvements to the terms of the Merger Agreement from the perspective of the Public Holders, and the Special Committee's belief that $28.00 was the highest price that could be obtained from the Continuing Stockholders under the circumstances.

    - The opinion of Lazard, dated June 21, 1999, to the effect that, as of such date, and subject to the matters stated in the opinion, the proposed consideration to be received by the Public Holders pursuant to the merger was fair to the Public Holders from a financial point of view, and the analyses presented to the Special Committee by Lazard. See "--Opinion of Lazard." A copy of Lazard's written opinion is attached to this proxy statement as Appendix B and is incorporated herein by reference.

    - The Special Committee's knowledge of Knoll and its prospects, including industry dynamics, company capabilities and challenges, and competitive developments.

    - The terms of the merger and the Merger Agreement, including provisions:

      -- conditioning the parties' obligations on the absence of a withdrawal of the Special Committee's recommendation of the merger,

      -- requiring prior approval of the Special Committee for the waiver of a number of conditions to Knoll's obligations under the Merger Agreement and for any amendment of the Merger Agreement that adversely affects the rights of the stockholders under the Merger Agreement, and

      -- providing for an increase in the consideration to be paid to the Public
         Holders, at the rate of 6.5% per year (for up to sixty days), if the merger does not close by November 18, 1999.

    - The availability of dissenters' rights for stockholders under the DGCL in connection with the merger.

    BOARD OF DIRECTORS. In reaching its determinations referred to above, the Board of Directors considered the following factors: (1) the determinations and recommendations of the Special Committee; (2) the factors referred to above as having been taken into account by the Special Committee, including the opinion and presentation of Lazard; and (3) the fact that the price and the terms and conditions of the Merger Agreement were the result of arm's-length negotiations between the Special Committee and the Continuing Stockholders.

    In considering the arm's-length nature of the negotiations and the procedural fairness of the merger, the Board of Directors noted that:

    - the Special Committee consisted of independent directors of the Board of Directors who represented the interests of the Public Holders;

    - the Special Committee retained and was advised by independent legal counsel; and

    - the Special Committee retained and was advised by Lazard as its independent investment banker to assist it in evaluating the transaction.

    In considering the fairness of the merger, the Special Committee and the Board of Directors did not consider Knoll's net book value or liquidation value materially relevant because they believed those values were not material indicators of Knoll's value as a going concern. Knoll's book value per share as of March 31, 1999 was $8.23, substantially below the $28.00 per share consideration to be paid in the merger.

    The description set forth above of the factors considered by the Board of Directors is not intended to be exhaustive, but summarizes all material factors considered. The Board of Directors did not assign any relative or specific weights to the factors nor did it specifically characterize any factor as positive or negative, and individual members of the Board of Directors may have given differing weights to different factors and may have viewed certain factors more positively or negatively than others.

OPINION OF LAZARD

    On June 21, 1999, Lazard delivered its oral opinion to the Special Committee to the effect that, as of that date, and subject to certain considerations described by Lazard, the merger consideration to be received by the Public Holders pursuant to the Merger Agreement was fair, from a financial point of view, to the Public Holders. Lazard confirmed its oral opinion by delivery of its written opinion dated June 21, 1999. The opinion of Lazard does not constitute a recommendation as to how any Knoll stockholder should vote with respect to the merger.

    THE FULL TEXT OF THE WRITTEN OPINION OF LAZARD DATED JUNE 21, 1999, WHICH IDENTIFIES ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN IN CONNECTION WITH THE OPINION, IS ATTACHED AS APPENDIX B. STOCKHOLDERS OF KNOLL ARE ENCOURAGED TO, AND SHOULD, READ LAZARD'S OPINION IN ITS ENTIRETY.

    In connection with its opinion, Lazard:

    - reviewed the financial terms and conditions of the Merger Agreement;

    - analyzed certain historical business and financial information relating to Knoll;

    - reviewed various financial forecasts and other data provided to Lazard by Knoll relating to its business;

    - held discussions with members of Knoll senior management with respect to the business and prospects of Knoll and its strategic objectives;

    - reviewed public information with respect to certain other companies in lines of business Lazard believed to be generally comparable to the business of Knoll;

    - reviewed the financial terms of certain business combinations involving companies in lines of business Lazard believed to be generally comparable to that of Knoll, and in other industries generally;

    - reviewed the historical stock prices and trading volumes of the shares of Knoll common stock; and

    - reviewed such other information, and conducted such other financial studies, analyses and investigations, as Lazard deemed appropriate.

    In conducting its analyses and in arriving at its opinion, Lazard relied upon the accuracy and completeness of the foregoing information, and did not assume any responsibility for any independent verification of such information or any independent valuation and appraisal of any of the properties, assets or liabilities of Knoll, or concerning the solvency or fair value (within the context of a solvency analysis) of Knoll. With respect to financial forecasts, Lazard assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of Knoll management as to the future financial performance of Knoll. Lazard assumed no responsibility for and expressed no view as to such forecasts or the assumptions on which they were based. Lazard relied, with the consent of the Special Committee, on statements made by Warburg indicating that Warburg would not consent to a transaction involving a sale of Knoll. Additionally, Lazard was not requested or authorized to solicit, and did not solicit, interest from any party with respect to an acquisition of the outstanding shares of Knoll common stock, Knoll or its constituent businesses.

    Further, the opinion of Lazard was necessarily based on accounting standards, economic, monetary, market and other conditions as in effect on, and the information made available to Lazard as of, the date of its opinion.

    In rendering its opinion, Lazard assumed, with the consent of the Special Committee, that the merger will be consummated on the terms described in the Merger Agreement, without any waiver of any material terms or conditions by Knoll, and that obtaining the necessary regulatory approvals for the merger will not have an adverse effect on Knoll.

    In certain of its analyses, Lazard used projections set forth in a Sensitivity Case and both a Management Case and an Adjusted Case (as those terms are defined below in the footnotes to the "Selected Companies Analysis" table) provided by Knoll management and the Special Committee. In considering the fairness of the offer of the Continuing Stockholders, Lazard principally relied upon the Sensitivity Case, after discussion with the Special Committee.

    The following is a summary of the material financial analyses used by Lazard in connection with providing its oral opinion to the Special Committee on June 21, 1999. Lazard utilized substantially the same financial analyses in connection with providing its written opinion attached as Appendix B.

    THE FOLLOWING SUMMARIES OF FINANCIAL ANALYSES INCLUDE INFORMATION PRESENTED IN TABULAR FORMAT. YOU SHOULD READ THESE TABLES TOGETHER WITH THE TEXT OF EACH SUMMARY.

    1. HISTORICAL STOCK TRADING ANALYSIS. Lazard reviewed the historical trading prices and volumes for Knoll common stock. Lazard also compared the trading performance of Knoll common stock for the period from June 16, 1998 through June 17, 1999 to the trading performance of an index of selected companies and the S&P 400 for the comparable period. The index included Herman Miller, Inc., HON INDUSTRIES Inc., Kimball International, Inc. and Steelcase Inc. In addition, Lazard compared the consideration to be received by the Public Holders pursuant to the Merger Agreement to trading price and volume data since Knoll's initial public offering. Lazard also compared the trading price and trading volume for the period from March 23, 1998 to March 23, 1999.

    2. SELECTED COMPANIES ANALYSIS. Lazard reviewed and compared certain financial information for Knoll to corresponding financial information, ratios and public market multiples for the following four publicly traded corporations (the "Selected Companies"):

       - Herman Miller, Inc.;

       - HON INDUSTRIES Inc.;

       - Kimball International, Inc.; and

       - Steelcase Inc.

    Lazard also calculated and compared various financial multiples and ratios based on information it obtained from SEC filings, publicly available research reports and the Institutional Brokers Estimate System ("IBES"). The multiples and ratios for Knoll were calculated using $28.00 per share and projections provided by Knoll management and the Special Committee. The multiples for each of the Selected Companies were based on the most recent SEC filings, publicly available research reports, IBES and closing prices on June 17, 1999. Lazard's analyses of the Selected Companies compared the following to the results for
Knoll:

    - enterprise value (i.e., market value of common equity plus debt less cash) as a multiple of latest twelve month ("LTM"), estimated 1999 and estimated 2000 revenues;

    - enterprise value as a multiple of LTM, estimated 1999 and estimated 2000 earnings before interest, taxes, depreciation and amortization ("EBITDA");

    - enterprise value as a multiple of LTM, estimated 1999 and estimated 2000 earnings before interest and taxes ("EBIT");

    - equity value as a multiple of LTM, estimated 1999 and estimated 2000 net income;

    - estimated five-year earnings per share growth rate based on IBES estimates; and

    - actual 1998 EBIT margin.

    The results of these analyses are summarized as follows:

                                                                SELECTED COMPANIES
                                                          ------------------------------  SENSITIVITY   MANAGEMENT     ADJUSTED
                                                                RANGE          MEDIAN        CASE*        CASE**        CASE***
                                                          -----------------  -----------  -----------  -------------  -----------
Enterprise Value as a Multiple of:
  LTM Revenue...........................................       0.54x-1.03x        0.98x        1.41x         1.41x         1.41x
  1999E Revenue.........................................       0.51x-1.01x        0.90x        1.37x         1.37x         1.35x
  2000E Revenue.........................................       0.47x-0.96x        0.80x        1.30x         1.31x         1.27x
  LTM EBITDA............................................        5.4x-7.3x          6.4x         6.5x          6.5x          6.5x
  1999E EBITDA..........................................        5.2x-6.5x          6.1x         6.3x          6.7x          6.2x
  2000E EBITDA..........................................        4.6x-6.0x          5.4x         5.9x          6.2x          5.8x
  LTM EBIT..............................................        8.0x-9.5x          8.2x         7.8x          7.8x          7.8x
  1999E EBIT............................................        7.5x-8.4x          7.7x         7.6x          8.1x          7.5x
  2000E EBIT............................................        6.6x-7.4x          7.0x         7.2x          7.7x          7.0x

Equity Value as a Multiple of:
  LTM Net Income........................................       11.4x-14.7x        13.4x        12.7x         12.7x         12.7x
  1999E Net Income......................................       11.4x-13.6x        12.4x        12.1x         13.1x         11.9x
  2000E Net Income......................................       10.3x-12.1x        10.9x        10.9x         11.8x         10.5x
IBES Est. 5 Yr. Growth Rate.............................        10.0%-15.0%        14.0%        15.0%         15.0%         15.0%
1998 EBIT Margin........................................          7.0%-12.1%       11.0%        18.1%         18.1%         18.1%

------------------------------

* Assumes (1) a 2.5% sales growth rate in 1999 and a 5% sales growth rate thereafter and (2) the same EBIT margin rate assumptions as the Adjusted Case, in each case for Knoll (the "Sensitivity Case").

** Assumes (1) a 2.0% sales growth rate in 1999 and a 5% sales growth rate thereafter and (2) a 17.0% EBIT margin in 1999 and 2000, increasing by 0.5% per year thereafter to a 19.0% EBIT margin in 2004 and 2005, in each case for Knoll (the "Management Case").

*** Assumes (1) a sales growth rate of 4.0%, 6.5%, 8.0%, 8.0%, 9.0%, 6.5% and
    6.5% in each of 1999, 2000, 2001, 2002, 2003, 2004 and 2005, respectively, and (2) an 18.1% EBIT margin in 1999 and 2000, a 19.0% EBIT margin in 2001 and 2002, and a 19.5% EBIT margin in 2003, 2004 and 2005, in each case for Knoll (the "Adjusted Case").

    Based on these analyses and assuming approximately 40.65 million fully diluted shares outstanding and net debt of approximately $174.7 million, Lazard determined that the median implied equity value per share using the Sensitivity Case ranged from $26.62 to $31.48 per share of Knoll common stock, with a median value in that range of $28.60 per share.

    3. SELECTED TRANSACTIONS ANALYSIS. Lazard calculated the implied equity value per share of Knoll common stock based on the LTM EBITDA multiple for each of the following three transactions, each of which involved a change of control (the "Selected Transactions"):

    - the acquisition of Shelby Williams Industries, Inc. by Falcon Products, Inc.;

    - the acquisition of WinsLoew Furniture Inc. by Trivest Furniture Corporation; and

    - the acquisition of Knoll by Warburg.

    Assuming approximately 40.65 million fully diluted shares outstanding, net debt of approximately $174.7 million and an LTM EBITDA for Knoll of approximately $204.0 million, Lazard determined that the implied equity value per share of Knoll ranged from $31.34 per share to $35.35 per share. Lazard noted that, because the merger is not a "change of control" transaction, it is not directly comparable with any of the Selected Transactions, each of which involved a change of control.

    4. COMPARABLE MINORITY BUYOUT TRANSACTIONS ANALYSIS. Lazard analyzed certain information relating to twenty-six selected minority buyout transactions since 1998 (the "Selected Buyouts") using information provided by Securities Data Corp. and Factset. For all Selected Buyouts and for Selected Buyouts in which the acquisition price was paid solely in cash (the "Selected Cash Buyouts"), Lazard compared:

    - final premium (based on the purchase price) over one-month prior market price; and

    - final premium (based on the purchase price) over prior 52-week high market price.

    The results of these analyses for the Selected Buyouts are summarized as follows:

                                                                  SELECTED BUYOUTS
                                                              ------------------------
                                                                AVERAGE      MEDIAN
                                                              -----------  -----------
Final Premium (Discount) Over One-Month Prior Price.........        32.2%        23.6%
Final Premium (Discount) Over Prior 52-Week High Price......       (20.9%)      (12.9%)

    The results of these analyses for the Selected Cash Buyouts are summarized as follows:

                                                               SELECTED CASH BUYOUTS
                                                              ------------------------
                                                                AVERAGE      MEDIAN
                                                              -----------  -----------
Final Premium (Discount) Over One-Month Prior Price.........        32.0%        21.1%
Final Premium (Discount) Over Prior 52-Week High Price......       (20.6%)      (12.9%)

    Based on such figures and using the $19.44 per share closing price of Knoll stock one month prior to the initial proposal of the Continuing Stockholders, Lazard determined that the implied equity value per share of Knoll relative to the one month prior price ranged from $23.54 per share to $25.70 per share, with an average of $25.70 and a median of $24.02 for the Selected Buyouts and an average of $25.66 and a median of $23.54 for the Selected Cash Buyouts. Lazard further determined that, based on such figures and using the $37.00 per share 52-week high market price of Knoll stock prior to the Special Committee's consideration of Lazard's preliminary oral opinion with respect to the initial merger proposal of the Continuing Stockholders, the implied equity value per share of Knoll relative to the 52-week high market price ranged from $29.28 per share to $32.24 per share, with an average of $29.28 and a median of $32.34 for the Selected Buyouts and an average of $29.37 and a median of $32.24 for the Selected Cash Buyouts.

    5. RESEARCH ANALYSTS' ESTIMATES. Lazard reviewed the most recently available target prices at the time of the initial bid from research analysts at the following five firms:

    - Robert W. Baird & Company, Inc.;

    - Credit Suisse First Boston;

    - Merrill Lynch & Co.;

    - First Union Corporation; and

    - Raymond James & Associates.

    Lazard then discounted these estimates to present value using discount rates of 15.0% and 20.0%. The results of these analyses are summarized as follows:

                                                         12-MONTH TARGET PRICE
                                                               ANALYSIS
                                                        -----------------------
                                                           RANGE       MEDIAN
                                                        ------------  ---------
12-Month Target Price.................................  $34.00-$40.00 $   35.00
Present Value at 15% Discount Rate....................  $29.57-$34.78 $   30.43
Present Value at 20% Discount Rate....................  $28.33-$33.33 $   29.17

    6. DISCOUNTED CASH FLOW ANALYSIS. Lazard performed a discounted cash flow analysis using the Sensitivity Case.

    Lazard calculated the net present value of unlevered free cash flows using the Sensitivity Case for the years 1999 through 2003 using discount rates ranging from 11.0% to 13.0% and calculated terminal values based on multiples ranging from 5.5x to 7.5x estimated EBITDA in 2003. These terminal values were then discounted to present value using discount rates ranging from 11.0% to 13.0% and added to the net present value of the unlevered free cash flows to determine a range of enterprise values and a range of implied equity values per share (the "EBITDA Valuation"). Lazard also calculated the net present value of unlevered free cash flows using the Sensitivity Case for the years 1999 through 2003 using discount rates ranging from 11.0% to 13.0% and calculated terminal values based on estimated perpetual growth rates of unlevered free cash flow through 2003 ranging from 3.0% to 5.0%. These terminal values were then discounted to present value using discount rates ranging from 11.0% to 13.0% and added to the net present value of the unlevered free cash flows to determine a range of enterprise values and a range of implied equity values per share (the "Perpetual Growth Valuation").

    The results of this analysis are summarized as follows:

                                                                      RANGES
                                                      --------------------------------------
                                                          EBITDA         PERPETUAL GROWTH
                                                        VALUATION*          VALUATION*
                                                      ---------------  ---------------------
                                                            $26.34 to
Sensitivity Case....................................           $37.45    $20.73 to $35.26

------------------------------

* Assumes approximately 40.65 million fully diluted shares outstanding and net debt of approximately $174.7 million.

    Lazard also performed the same analyses using the Management Case and the Adjusted Case. The results of these analyses are summarized below:

                                                                      RANGES
                                                      --------------------------------------
                                                          EBITDA         PERPETUAL GROWTH
                                                        VALUATION*          VALUATION*
                                                      ---------------  ---------------------
                                                            $24.66 to
Management Case.....................................           $35.25    $18.91 to $32.45
                                                            $29.31 to
Adjusted Case.......................................           $41.58    $24.02 to $40.84

------------------------------

* Assumes approximately 40.65 million fully diluted shares outstanding and net debt of approximately $174.7 million.

    7. CONTINUING STOCKHOLDERS LEVERAGED BUYOUT ANALYSIS. Using the Sensitivity Case assumptions, Lazard analyzed the equity internal rate of return from the perspective of the Continuing Stockholders assuming a purchase price ranging from $25.00 to $32.00 per share, a maximum ratio of pro forma debt to LTM EBITDA of 3.8x and that the Continuing Stockholders exit their position in year five at 5.5x to 7.5x EBITDA. Lazard determined that the implied equity value per share using the Sensitivity Case would be $25.00 to $30.00 per share.

    Lazard also performed the same analyses using the Management Case and the Adjusted Case. Using the same assumptions set forth above and assuming a maximum ratio of pro forma debt to LTM EBITDA of 3.7x, the implied equity value per share using the Management Case would be $25.00 to $29.00 per share. Using the same assumptions set forth above and assuming a maximum ratio of pro forma debt to LTM EBITDA of 4.0x, the implied equity value per share using the Adjusted Case would be $25.00 to $32.00 per share.

    8. NEW FINANCIAL SPONSOR LEVERAGED BUYOUT ANALYSIS. Using the Sensitivity Case assumptions, Lazard analyzed the equity internal rate of return from the perspective of a new financial sponsor, assuming a purchase price ranging from $25.00 to $34.00 per share, a maximum ratio of pro forma debt to LTM EBITDA of 4.8x and that the new financial sponsor exits its position in year five at 5.5x to 7.5x EBITDA. Lazard determined that the implied equity value per share using the Sensitivity Case would be $27.00 to $32.00 per share.

    Lazard also performed the same analyses using the Management Case and the Adjusted Case. Using the same assumptions set forth above, the implied equity value per share would be $26.00 to $31.00 per share using the Management Case and $28.00 to $34.00 per share using the Adjusted Case.

    9. LEVERAGED RECAPITALIZATION ANALYSIS. Lazard calculated the implied equity value per share based on a recapitalization analysis using the Sensitivity Case. The recapitalization analysis assumed that 50% of Knoll's outstanding shares were repurchased at a price of $32.00 per share (which was assumed to be equivalent to a $16.00 special dividend to all stockholders). The implied post-recapitalization equity value was calculated assuming EBITDA exit multiples of 5.5x to 7.5x in year five, using discount rates from 15% to 20%. The results of this analysis are summarized as follows:

                                      TOTAL IMPLIED EQUITY VALUE PER SHARE
                                    ----------------------------------------
                                        5.5X          6.5X          7.5X
                                    ------------  ------------  ------------
Sensitivity Case..................  $20.72-$25.64 $26.40-$32.67 $32.08-$39.69

    Lazard also performed the same analyses using the Management Case and the Adjusted Case. The results of these analyses are summarized as follows:

                                      TOTAL IMPLIED EQUITY VALUE PER SHARE
                                    ----------------------------------------
                                        5.5X          6.5X          7.5X
                                    ------------  ------------  ------------
Management Case...................  $18.45-$22.82 $23.87-$29.53 $29.30-$36.24
Adjusted Case.....................  $24.88-$30.78 $31.15-$38.54 $37.42-$46.30

    The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Lazard's opinion. In arriving at its fairness determination, Lazard considered the results of all such analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Knoll or the contemplated transaction.

    The analyses were prepared for the benefit of the Special Committee and the opinion of Lazard was rendered in connection with its consideration of the merger. The opinion was not intended to and does not constitute a recommendation to any holder of Knoll common stock as to whether such holder should vote to approve the merger.

    As described above, Lazard's opinion to the Special Committee was one of many factors taken into consideration by the Special Committee in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Lazard.

    Lazard, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Lazard has in the past provided certain investment banking services to a former affiliate of Knoll for which Lazard received customary fees.

    One of the factors the Special Committee deemed significant in selecting Lazard as its investment banker was the fact that it is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger.

    Lazard provides a full range of financial, advisory and brokerage services and in the course of its normal trading activities may from time to time effect transactions and hold positions in the securities or options on securities of Knoll for its own account and for the account of customers.

    Pursuant to a letter agreement dated April 27, 1999, the Special Committee engaged Lazard to act as its investment banker in connection with the possible purchase by the Continuing Stockholders of the equity interests in Knoll not owned by them. Pursuant to the terms of this letter, Knoll paid Lazard a fee of $250,000 upon execution of the letter. An additional fee of $2,000,000 became payable upon the delivery of its opinion.

    Knoll has agreed to reimburse Lazard for its reasonable out-of-pocket expenses, including attorneys' fees, and to indemnify Lazard against certain liabilities, including certain liabilities under federal securities laws.

POSITION OF THE CONTINUING STOCKHOLDERS AS TO FAIRNESS

    The Continuing Stockholders have concluded that the merger and the terms of the Merger Agreement (including the merger consideration of $28.00 per share) are fair to Knoll and the Public Holders based on the following factors:

    (1) the determinations and recommendations of the Special Committee and the Board of Directors;

    (2) the unanimous approval and recommendation of the merger and the Merger Agreement by the Special Committee, which consists solely of directors who are independent of the Continuing Stockholders;

    (3) the independent factors referred to above as having been taken into account by the Special Committee and the Board of Directors, including the fact that the Board and the Special Committee had received the opinion of Lazard;

    (4) the fact that the price and the terms and conditions of the Merger Agreement were the result of arm's-length negotiations between the Special Committee and the Continuing Stockholders; and

    (5) the opinion of Merrill Lynch on March 23, 1999, addressed to Warburg, that, as of that date, the initially proposed merger consideration of $25.00 per share was fair from a financial point of view to the Public Holders.

OPINION OF MERRILL LYNCH

    The Continuing Stockholders retained Merrill Lynch to act as their exclusive financial advisor in connection with the merger. On March 23, 1999, Merrill Lynch delivered to the Continuing Stockholders its oral opinion, later confirmed in writing, to the effect that, based upon and subject to certain factors and assumptions stated in its opinion, as of such date, the initially proposed $25.00 per share merger consideration was fair from a financial point of view to the Public Holders.

    THE FULL TEXT OF THE MERRILL LYNCH OPINION, DATED MARCH 23, 1999, WHICH SETS FORTH A DESCRIPTION OF THE ASSUMPTIONS MADE, GENERAL PROCEDURES FOLLOWED, FACTORS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED TO THIS PROXY STATEMENT AS APPENDIX D. KNOLL STOCKHOLDERS ARE URGED TO READ THE MERRILL LYNCH OPINION CAREFULLY IN ITS ENTIRETY, ESPECIALLY WITH REGARD TO THE ASSUMPTIONS MADE AND FACTORS CONSIDERED BY MERRILL LYNCH. THE MERRILL LYNCH OPINION WAS PROVIDED TO THE CONTINUING STOCKHOLDERS FOR THEIR INFORMATION AND IS DIRECTED ONLY TO THE FAIRNESS FROM A FINANCIAL POINT OF VIEW OF THE MERGER TO THE PUBLIC HOLDERS, DOES NOT ADDRESS THE MERITS OF THE UNDERLYING DECISION BY THE CONTINUING STOCKHOLDERS TO ENGAGE IN THE MERGER AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY PUBLIC HOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE ON THE MERGER.

    The merger consideration was determined through arm's-length negotiations between the Special Committee and the Continuing Stockholders and was approved by Knoll's Board of Directors.

    The summary set forth below does not purport to be a complete description of the analyses underlying the Merrill Lynch opinion or the presentation made by Merrill Lynch to the Continuing Stockholders. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the applications of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. Accordingly, Merrill Lynch believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all of its analyses, would create an incomplete view of the underlying Merrill Lynch opinion. In arriving at its opinion, Merrill Lynch did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor.

    In performing its analyses, numerous assumptions were made with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Merrill Lynch or Knoll. Any estimates contained in the analyses performed by Merrill Lynch are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. In addition, as described above, the Merrill Lynch opinion and Merrill Lynch's presentation to the Continuing Stockholders were among several factors taken into consideration by the Continuing Stockholders in making their determination to offer the initially proposed $25.00 per share merger consideration. Consequently, the Merrill Lynch analyses described below should not be viewed as determinative of the decision of the Continuing Stockholders with respect to the fairness of the initially proposed $25.00 per share merger consideration or the subsequently proposed $28.00 per share merger consideration.

    In arriving at its opinion, Merrill Lynch, among other things:

    - reviewed certain publicly available business and financial information relating to Knoll that Merrill Lynch deemed to be relevant;

    - reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of Knoll;

    - conducted discussions with members of Knoll senior management concerning the matters described in the two preceding clauses;

    - reviewed the market prices and valuation multiples for the Knoll common stock and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant;

    - compared the proposed financial terms of the merger with the financial terms of certain other transactions that Merrill Lynch deemed to be relevant; and

    - reviewed such other financial studies and analyses and took into account such other matters as Merrill Lynch deemed necessary, including Merrill Lynch's assessment of general economic, market and monetary conditions.

    In preparing its opinion, Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to Merrill Lynch, discussed with or reviewed by or for Merrill Lynch, or publicly available, and Merrill Lynch did not assume any responsibility for independently verifying such information, did not undertake an independent evaluation or appraisal of any of the assets or liabilities of Knoll and was not furnished with any such evaluation or appraisal. In addition, Merrill Lynch did not assume any obligation to conduct any physical inspection of the properties or facilities of Knoll. With respect to the financial forecast information furnished to or discussed with Merrill Lynch by Knoll or the Continuing Stockholders, Merrill Lynch assumed that they were reasonably prepared and reflected the best currently available estimates and judgment of Knoll's management or the Continuing Stockholders as to the expected future financial performance of Knoll.

    The Merrill Lynch opinion is necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and on the information made available to Merrill Lynch as of March 23, 1999, the date of its opinion.

    The following is a summary of the material portions of the financial and comparative analyses performed by Merrill Lynch in connection with its preparation of the Merrill Lynch opinion.

    Merrill Lynch calculated a range of implied valuations for Knoll by utilizing the following three principal valuation analyses:

    1. SELECTED PUBLICLY TRADED COMPARABLE COMPANY ANALYSIS. A publicly traded comparable company analysis reviews a business's operating performance and outlook relative to a group of publicly traded peer companies to determine an implied unaffected market trading valuation multiple.

    2. SELECTED COMPARABLE ACQUISITION TRANSACTION ANALYSIS. A comparable acquisition transaction analysis provides an implied valuation multiple based upon financial information of companies which have been acquired in selected recent transactions and which are in the same or similar industries as the business being valued.

    3. DISCOUNTED CASH FLOW ANALYSIS. A discounted cash flow analysis provides insight into the intrinsic value of a business based on the projected earnings and capital requirements and the net present value of the subsequent cash flows anticipated to be generated by the assets of the business.

    SELECTED PUBLICLY TRADED COMPARABLE COMPANIES ANALYSIS. Using publicly available information, Merrill Lynch reviewed the stock prices as of March 23, 1999 and market multiples of the common stock of the following companies for purposes of the analyses described below:

    - Herman Miller, Inc.,

    - HON INDUSTRIES Inc., and

    - Steelcase Inc.

Merrill Lynch believes these companies are engaged in lines of business that are generally comparable to those of Knoll.

        LAST TWELVE MONTHS EBITDA ANALYSIS. Merrill Lynch determined the equity market value and derived the unlevered value (defined as equity market value plus the book value of debt less the cash and cash equivalents) for these comparable companies. Merrill Lynch calculated a range of such unlevered values as a multiple of the latest 12 months earnings before interest, taxes, depreciation and amortization ("EBITDA"). This calculation resulted in a range of multiples from 4.4x to 6.3x, compared to an implied multiple based on the initially proposed $25.00 per share merger consideration of 5.9x for Knoll.

        1999 ESTIMATED EBITDA ANALYSIS. Merrill Lynch also calculated a range of unlevered values as a multiple of 1999 estimated EBITDA. This calculation resulted in a range of multiples from 4.0x to 5.6x, compared to an implied multiple based on the initially proposed $25.00 per share merger consideration of 6.1x for Knoll.

        1999 AND 2000 EARNINGS PER SHARE ANALYSIS. Merrill Lynch also determined the prices of the comparable companies as a multiple of estimated fiscal year 1999 earnings per share (EPS) and estimated fiscal year 2000 EPS as estimated by First Call Research Network. For estimated fiscal year 1999 EPS, the multiples ranged from 9.6x to 11.1x, compared to an implied multiple based on management's estimates and the initially proposed $25.00 per share merger consideration of 12.0x for Knoll. For estimated fiscal year 2000 EPS, the multiples ranged from 8.2x to 9.7x, compared to an implied multiple based on management's estimates and the initially proposed $25.00 per share merger consideration of 11.0x for Knoll.

    SELECTED COMPARABLE ACQUISITION TRANSACTION ANALYSIS. Using publicly available information, Merrill Lynch reviewed the purchase prices and multiples paid in a broad variety of completed acquisitions in the furniture industry. Merrill Lynch deemed the most relevant transaction to be the acquisition of Knoll by Warburg, announced in December 1995.

    The multiple of unlevered value of the 1995 transaction (consideration offered for the equity plus the book value of debt less the cash and cash equivalents) to the sales of the acquired business for the 12 months preceding the acquisition was 0.91x, compared to an implied multiple based on the initially proposed $25.00 per share merger consideration of 1.25x for this transaction. The multiple of EBITDA for the 12 months preceding the initial acquisition was 6.4x, compared to an implied multiple based on the initially proposed $25.00 per share merger consideration of 5.9x for this transaction.

    No company, transaction or business used in the analyses described under "--Selected Publicly Traded Comparable Companies Analysis" and "--Selected Comparable Acquisition Transaction Analysis" is identical to Knoll as of March 23, 1999 or the current merger. Accordingly, an examination of the results of those analyses necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the transaction or the public trading or other values of the company or companies to which they are being compared. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable acquisition or company data.

    DISCOUNTED CASH FLOW ANALYSIS. Merrill Lynch performed a discounted cash flow analysis of Knoll on a stand alone basis using a set of forecasts provided by management of Knoll. Utilizing the Knoll forecasts, Merrill Lynch calculated the theoretical unlevered discounted present value for Knoll by adding together the present value of (1) the projected stream of unlevered free cash flow through the fiscal year 2005 for Knoll and (2) the projected terminal value of Knoll at the end of fiscal year 2005. The terminal value of Knoll was calculated based upon EBITDA multiples ranging from 4.0x to 6.0x and the unlevered after-tax discount rates used in the discounted cash flow analyses ranged from 11.0% to 13.0%. This calculation resulted in a range of implied equity values for Knoll ranging from $19.10 to $28.67, compared to the initially proposed merger consideration equity value of $25.00 per share.

    PREMIUMS PAID ANALYSIS. Merrill Lynch analyzed historical premiums paid in selected public market leveraged buyouts from 1995 through 1999. Merrill Lynch determined that the relevant range of premiums ran approximately from 30% to 50%, compared to the 64% premium over the closing price of Knoll common stock on March 23, 1999 of $15.25, based on the initially proposed merger consideration of $25.00 per share.

    The Continuing Stockholders retained Merrill Lynch because of its experience and expertise as an internationally recognized investment banking and advisory firm which, as a part of its investment banking business, regularly is engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Continuing Stockholders did not impose any limitations on the investigation made or the procedures followed by Merrill Lynch in rendering its opinion. In the past, Merrill Lynch has provided financial advisory and financing services to Warburg, management and Knoll and may continue to do so, and has received, and may receive, fees for the rendering of such services. In addition, Merrill Lynch has agreed to act as Documentation Agent with respect to the credit facility to be entered into by Knoll to fund the merger and related fees and expenses, among other things, and Merrill Lynch Capital Corporation has committed to underwrite a portion of the credit facility, subject to certain customary conditions. As a part of this commitment, Merrill Lynch may hold a part of the credit facility. Furthermore, in the ordinary course of its business, Merrill Lynch may actively trade the equity securities of Knoll for its own account and for the accounts of it customers and, accordingly, may at any time hold a long or short position in such securities.

    Pursuant to the engagement letter, dated as of March 23, 1999, between Warburg, on behalf of the Continuing Stockholders, and Merrill Lynch, the Continuing Stockholders have agreed to pay Merrill Lynch a fee of $2,000,000 for services rendered in connection with the delivery of its opinion, payable upon consummation of the merger. The Continuing Stockholders have also agreed to reimburse Merrill Lynch for the expenses reasonably incurred by it in connection with its engagement (including reasonable fees and disbursements of its outside counsel) and to indemnify Merrill Lynch and its affiliates from and against certain liabilities, including liabilities under the federal securities laws, arising out of its engagement.

CERTAIN PROJECTIONS PROVIDED TO FINANCIAL ADVISORS

    In the normal course of business, Knoll management prepares internal budgets, plans, estimates, forecasts or projections as to future revenues, earnings or other financial information in order to be able to anticipate the financial performance of Knoll. It does not, as a matter of course, publicly disclose these internal documents.

    However, in connection with the proposed merger, to facilitate the financial due diligence by the respective financial advisors, Knoll provided Merrill Lynch with a preliminary 1999 annual budget and with certain financial projections which reflected management's best estimates and good faith judgments as to the future performance of Knoll. The same preliminary budget and projections were also provided to Lazard during the course of its engagement on behalf of the Special Committee.

    The financial projections were subject to and prepared on the basis of estimates, limitations, qualifications and assumptions, and involved judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions which may not be realized and are inherently subject to significant business, economic, competitive and regulatory uncertainties, all of which are difficult to predict and many of which are beyond Knoll's control. These uncertainties include, among others, (1) changes in the competitive marketplace, including the introduction of new products or pricing changes by Knoll's competitors, and (2) changes in the trends in the market for office furniture, including changes in the trend of increased white-collar employment.

    While Knoll believes these estimates and assumptions to have been reasonable, there can be no assurance that the projections will be accurate, and actual results may vary materially from those shown. In light of the uncertainties inherent in forward-looking information of any kind, the inclusion of these projections herein should not be regarded as a representation by Knoll, the Continuing Stockholders or any other entity or person that the anticipated results will be achieved and investors are cautioned not to place undue reliance on such information.

    Significant financial projections that were provided to Merrill Lynch and Lazard are as follows:

                           1999        2000         2001         2002         2003         2004         2005
                         ---------  -----------  -----------  -----------  -----------  -----------  -----------
                                                             (IN THOUSANDS)

Sales                    $ 967,700  $ 1,016,000  $ 1,066,900  $ 1,120,200  $ 1,176,200  $ 1,235,000  $ 1,296,800
Operating income           164,500      172,700      187,000      201,800      217,500      234,500      246,100
EBITDA                     203,300      218,700      242,400      266,700      291,600      311,800      333,200

    The foregoing information is presented in this proxy statement because it was provided to Merrill Lynch and Lazard in connection with their engagements described herein. Knoll does not intend to update or otherwise revise the financial projections to reflect circumstances existing after the date the projections were prepared or to reflect the occurrence of unanticipated events. The financial projections should be read together with the summaries of the opinions of Lazard and Merrill Lynch and their respective reports attached as Appendices B and D hereto, respectively. See "--Opinion of Lazard" and "--Opinion of Merrill Lynch."

CONFLICTS OF INTEREST

    In considering the recommendation of the Special Committee and the Board of Directors with respect to the merger, Knoll stockholders should be aware of certain inherent conflicts of interest, including those referred to below, that give rise to divided interests in considering the merger. The Special Committee and the Board of Directors were aware of these actual and potential conflicts of interest.

    The Continuing Stockholders include Warburg and the senior management of Knoll, including Burton B. Staniar, John H. Lynch, Kathleen G. Bradley, Andrew
B. Cogan, Douglas J. Purdom, Barbara E. Ellixson, Carl G. Magnusson, Barry L. McCabe and Patrick A. Milberger. The Continuing Stockholders (including Warburg, Pincus & Co., the general partner of Warburg), in the aggregate, currently own approximately 60% of the outstanding Knoll common stock. In addition, Jeffrey A. Harris, Sidney Lapidus, Kewsong Lee and Henry B. Schacht are employees of Warburg and directors of Knoll (the "Warburg Directors"). Messrs. Staniar, Lynch and Cogan are also directors of Knoll (the "Management Directors").

    In addition to their stock ownership, Knoll's directors and executive officers held, as of September , 1999, stock options to purchase an aggregate
of       shares of common stock at exercise prices ranging from $      to
$      per share. At the effective time of the merger, all unexercised stock options outstanding under Knoll's pre-merger stock option plans will be converted into options having the same vesting schedule, exercise price and other terms to purchase the same number of shares of common stock of the corporation surviving the merger. Similarly, each share of common stock issued under Knoll's 1996 or 1997 stock incentive plans (including shares of common stock that were issued upon exercise of options granted under such stock incentive plans) and each share of common stock held by a member of the Management Group (except pursuant to Knoll's 401(k) plan), will remain outstanding as common stock of the surviving corporation, as long as such shares of Knoll common stock have not been transferred by the person to whom Knoll issued such shares.

    Members of the Management Group have agreed to retain at least 50% of their current equity interest in Knoll in the surviving corporation; they may sell their remaining shares (including shares issued upon the exercise of stock options) in the open market prior to the consummation of the merger. Other senior employees who hold restricted stock received pursuant to Knoll's stock incentive plans will, by operation of the merger, retain such shares as shares of the surviving corporation, subject to the same terms and conditions as the existing shares. Warburg, the members of management who will own stock in the Surviving Corporation and Knoll expect to enter into a stockholders agreement with customary terms, including restrictions on their ability to dispose of their shares.

    Members of the Management Group have exercised their right, under a stockholders agreement with Knoll, to require Knoll to register under the
Securities Act of 1933 an aggregate of       shares of common stock for resale.
Members of the Management Group expect to sell, prior to the merger, up to 50% of their equity interest in Knoll either pursuant to such registration or under Rule 144 under the Securities Act.

    Following the merger, Warburg and the Management Group (together with Knoll employees who may retain shares issued under Knoll's stock incentive plans) will own, in the aggregate, 100% of the Knoll common stock outstanding immediately after the merger. The directors and officers of Knoll at the effective time of the merger will be the directors and officers of Knoll, as the surviving corporation, from and after the effective time of the merger.

    In addition, at the effective time of the merger, Knoll expects to establish a new stock incentive program. Under this stock incentive program, 2.7 million shares of common stock would be made available, either in the form of a grant of restricted shares of common stock or a grant of stock options to purchase common stock, in either case, subject to vesting. Members of the Management Group may participate in such program. The Continuing Stockholders expect that all employee benefit and compensation plans of Knoll following the consummation of the merger will be substantially the same as Knoll's present benefit and compensation plans.

    Knoll has also agreed, pursuant to the Merger Agreement, that the indemnification provisions with respect to officers and directors of Knoll contained in the current certificate of incorporation and by-laws of Knoll will be carried over into the certificate of incorporation and by-laws of Knoll following the merger without amendment, repeal or other modification for a period of six years from the effective time of the merger. Subject to certain conditions, Knoll has agreed to maintain the current levels of directors' and officers' liability insurance for six years from the effective time with respect to coverage of matters occurring prior to the effective time, to the extent available. See "Proposals at the Annual Meeting--Proposal One--The Merger--Covenants."

    The opportunity to obtain an equity interest in Knoll following the consummation of the merger may have presented the Warburg Directors and the Management Directors with actual or potential conflicts of interest in connection with the merger. In light of these inherent conflicts of interest, the Board of Directors of Knoll appointed the Special Committee comprised solely of directors who are not employees or affiliates of Warburg, who are not members of the Management Group and who are not Knoll employees, to evaluate the fairness of the merger to the Public Holders. Each member of the Special Committee is to receive a fee of $75,000 for his services on the Special Committee. See "Proposals at the Annual Meeting--Proposal Two--Election of Directors--Executive Officer and Director Compensation--Director Compensation."

PLANS FOR KNOLL AFTER THE MERGER

    It is expected that, following consummation of the merger, the operations and business of Knoll will be conducted substantially as they are currently conducted. Neither Knoll nor any of the Continuing Stockholders has any present plans or proposals that relate to or would result in an extraordinary corporate transaction involving Knoll's corporate structure, business or management, such as a merger, reorganization, liquidation, relocation of any operations or sale or transfer of a material amount of assets. However, Knoll and the Continuing Stockholders will continue to evaluate Knoll's business and operations after the merger from time to time, and may propose or develop new plans and proposals which either considers to be in the best interests of Knoll and its stockholders.

CONDUCT OF THE BUSINESS OF KNOLL IF THE MERGER IS NOT CONSUMMATED

    Consummation of the merger is subject to several conditions, in addition to the approval of the merger by the holders of a majority of the common stock. These conditions include, among others,

(1) the absence of any legal restraints, proceedings or prohibitions that prevent consummation of the merger,

(2) all required governmental consents and approvals shall have been obtained,

(3) the holders of a majority in principal amount of Knoll's outstanding 10 7/8% Senior Subordinated Notes due 2006 shall have consented to the merger (including the related financing thereof),

(4) the Special Committee shall not have withdrawn its recommendation of the merger and

(5) Acquisition Corp. shall have funds available to it at the closing sufficient to pay the aggregate merger consideration and certain other fees and expenses related to the transactions contemplated by the merger and the Merger Agreement.

    The approval of the Special Committee is required for any waiver of Knoll's rights under the Merger Agreement, any waiver of certain conditions to the obligations of Knoll and any amendment or modification of the Merger Agreement that adversely affects in any material respect the rights of stockholders under the Merger Agreement. As described below under "--Financing and Expenses of the Merger," Warburg has obtained a commitment from certain financial institutions with respect to the financing of the merger, although this commitment remains subject to certain conditions. Accordingly, even if the requisite stockholder approval is obtained, there can be no assurance that the merger will be consummated.

    If the merger is not consummated for any reason, it is expected that Knoll's business and operations will continue to be conducted by its current management, under the direction of the Board of Directors, substantially as they are currently being conducted. No other transaction is currently being considered by the Continuing Stockholders or Knoll as an alternative to the merger. If the merger is not consummated, Knoll may purchase additional shares of common stock on terms more or less favorable to the holders of the shares of common stock than the terms of the merger or may offer or sell shares of common stock, from time to time, in each case subject to availability at prices deemed acceptable to Knoll, pursuant to a merger transaction, tender offer, open market or privately negotiated transactions or otherwise.

FINANCING AND EXPENSES OF THE MERGER

    At the closing of the merger, Knoll expects to pay to the Public Holders an aggregate purchase price of approximately $500 million for the shares of common stock, assuming no Public Holders dissent from the merger and perfect their appraisal rights provided under the DGCL. In addition, the Continuing Stockholders expect to incur approximately $ million in costs and expenses in connection with the merger, as set forth in the table below. However, upon completion of the merger, such costs and expenses will be assumed by Knoll.

                                                                                   ESTIMATED
COST OR FEE                                                                         AMOUNT
-------------------------------------------------------------------------------  -------------
Financial advisory fees........................................................  $   4,250,000
Bank commitment fees...........................................................      7,750,000
Legal fees.....................................................................      2,500,000
Accounting fees................................................................        175,000
Printing and mailing fees......................................................         70,000
Solicitation expenses..........................................................
SEC filing fees................................................................        100,543
Other regulatory filing fees...................................................
Miscellaneous..................................................................
                                                                                 -------------
    Total......................................................................  $
                                                                                 -------------
                                                                                 -------------

It is a condition to the consummation of the merger that Acquisition Corp. shall have funds available to it at the closing sufficient to pay the aggregate merger consideration and related fees and expenses.

    Warburg, on behalf of Knoll, has entered into a commitment letter with Bank of America, N.A., The Chase Manhattan Bank and Merrill Lynch & Co. to arrange for a credit facility providing for up to $775 million to (1) fund the merger and related fees and expenses, (2) refinance up to $107.3 million outstanding principal amount of Knoll's Senior Subordinated Notes and all amounts owing under Knoll's existing senior credit agreement and (3) provide for working capital and ongoing general corporate purposes. The credit facility will consist of up to a $400 million six-year term loan facility and up to a $375 million six-year revolving credit facility, and will bear interest at a LIBOR-based rate. The amount to be borrowed under the credit facility will be reduced by the amount (including any related fees, expenses and premiums), if any, that would have been required to retire any Senior Subordinated Notes remaining outstanding and not defeased as of the closing of the credit facility. At the effective time of the merger, the indebtedness incurred under the credit facility will become the indebtedness of Knoll as the corporation surviving the merger. The commitment letter contemplates that the lenders shall have a security interest in all of the capital stock of each of Knoll's domestic subsidiaries and 65% of the capital stock of each foreign subsidiary of Knoll, as well as all other present and future domestic assets and properties of Knoll. Additionally, the commitment letter contemplates that the credit facility will be guaranteed by all of Knoll's domestic subsidiaries.

    The commitment is subject to the satisfaction of conditions customary for loans of this type, including the condition that there be no material adverse change in (a) the market for syndicated credit facilities which could materially impair the syndication of the credit facility or (b) the business, operations, or financial condition of Knoll. The commitment is further subject to the settlement, to the lenders' satisfaction, of the stockholder litigation relating to the merger. Knoll expects to repay indebtedness incurred under the credit facility from operating cash flow.

RIGHTS OF DISSENTING STOCKHOLDERS

    Holders of shares of common stock are entitled to appraisal rights under
Section 262 of the DGCL. A holder having a beneficial interest in shares of common stock held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect whatever appraisal rights the beneficial owner may have.

    THE FOLLOWING DISCUSSION IS NOT A COMPLETE STATEMENT OF THE LAW PERTAINING TO APPRAISAL RIGHTS UNDER THE DGCL AND IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF SECTION 262, WHICH IS REPRINTED IN ITS ENTIRETY AS APPENDIX C TO THIS PROXY STATEMENT.

    All references in Section 262 and in this summary to a "stockholder" are to the record holder of shares of common stock as to which appraisal rights are asserted. As used in this proxy statement, "Surviving Corporation" means Knoll, Inc., the corporation surviving the merger.

    Holders of shares of common stock who do not wish to accept, pursuant to the merger, the merger consideration provided for in the Merger Agreement and who follow the procedures set forth in Section 262 of the DGCL will be entitled to have their shares of common stock appraised by the Delaware Court of Chancery and to receive payment in cash of the "fair value" of such shares of common stock, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, as determined by such court.

    Under Section 262 of the DGCL, where a merger is to be submitted for approval and adoption at a meeting of stockholders, as in the case of the annual meeting, the corporation submitting the proposed merger to a vote of its stockholders must notify each of its stockholders entitled to appraisal rights that such appraisal rights are available. Such notice must be given by the corporation to its stockholders entitled to appraisal rights no less than 20 days prior to the meeting at which the merger proposal will be submitted to the stockholders for a vote and such notice must include a copy of Section 262 of the DGCL. THIS PROXY STATEMENT CONSTITUTES SUCH NOTICE TO THE HOLDERS OF SHARES OF COMMON STOCK, AND THE APPLICABLE STATUTORY PROVISIONS OF THE DGCL ARE ATTACHED TO THE PROXY STATEMENT AS APPENDIX C. Any holder who wishes to exercise such appraisal rights, or who wishes to preserve his or her right to do so, should review the following discussion and Appendix C carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

    A HOLDER OF SHARES OF COMMON STOCK WISHING TO EXERCISE HIS OR HER APPRAISAL RIGHTS MUST DELIVER TO THE SECRETARY OF KNOLL, BEFORE THE VOTE ON THE MERGER AND THE MERGER AGREEMENT AT THE ANNUAL MEETING, A WRITTEN DEMAND FOR APPRAISAL OF HIS OR HER SHARES OF COMMON STOCK AND MUST NOT VOTE HIS OR HER SHARES OF STOCK IN FAVOR OF APPROVAL AND ADOPTION OF THE MERGER AND THE MERGER AGREEMENT. Because a proxy which does not contain voting instructions will, unless revoked, be voted for approval and adoption of the merger and the Merger Agreement, a holder of shares of common stock who votes by proxy and who wishes to exercise his appraisal rights must:

    - vote against approval and adoption of the merger and the Merger Agreement; or

    - abstain from voting on approval and adoption of the merger and the Merger Agreement.

    Neither voting (in person or by proxy) against, abstaining from voting on or failing to vote on the proposal to approve and adopt the merger and the Merger Agreement will constitute a written demand for appraisal within the meaning of
Section 262 of the DGCL. The written demand for appraisal must be in addition to and separate from any such proxy or vote. In addition, a holder wishing to exercise his or her appraisal rights must continue to hold such shares of common stock from the date of the demand for appraisal until the effective time of the merger.

    Only the person who is the holder of record on the date the written demand for appraisal is made is entitled to assert appraisal rights for the common stock registered in that holder's name. A demand for appraisal should be executed by or on behalf of the holder of record, fully and correctly, as his or her name appears on the stock certificate(s). If the shares of common stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the shares of common stock are owned of record by more than one person, as in a joint tenancy and tenancy-in-common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners.

    A record holder such as a broker who holds shares of common stock as nominee for several beneficial owners may exercise appraisal rights with respect to the shares of common stock held for one or more beneficial owners while not exercising such rights with respect to the shares of common stock held for other beneficial owners; in such case, the written demand should set forth the number of shares of common stock as to which appraisal is sought and when no number of shares of common stock is expressly mentioned the demand will be presumed to cover all shares of common stock held in the name of the record owner. Holders who hold their shares of common stock in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

    All written demands for appraisal should be delivered to the Secretary of Knoll, either in person or by mail (certified mail, return receipt requested, being the recommended form of transmittal) addressed to him at: Knoll, Inc., 1235 Water Street, East Greenville, PA 18041.

    Within ten days after the effective time of the merger, the Surviving Corporation must send a notice as to the effectiveness of the merger to each former stockholder of Knoll who has made such a written demand for appraisal and who has not voted in favor of approval and adoption of the merger and the Merger Agreement. Within 120 days after the effective time, but not thereafter, the Surviving Corporation, or any holder who is entitled to appraisal rights under
Section 262 of the DGCL and has complied with the requirements of that section, may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of common stock. The Surviving Corporation is under no obligation to and does not presently intend to file a petition in respect of the appraisal of the fair value of the shares of common stock. Accordingly, it is the obligation of the holders to initiate all necessary action to perfect their appraisal rights within the time prescribed in Section 262 of the DGCL.

    Within 120 days after the effective time, any holder who has complied with the requirements under Section 262 of the DGCL for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of shares of common stock with respect to which demands for appraisal have been received and which have not voted in favor of approval and adoption of the merger and the Merger Agreement, and the aggregate number of holders of such shares of common stock. Such statements must be mailed within ten days after a written request therefor has been received by the Surviving Corporation.

    If a petition for appraisal is duly filed by a holder of shares of common stock and a copy thereof is delivered to the Surviving Corporation, the Surviving Corporation will then be obligated within 20 days to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all holders of shares of common stock who have demanded appraisal of their shares. After notice to such holders, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition to determine those holders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights under that section. The Delaware Court of Chancery may require the holders who have demanded payment for their shares of common stock to submit their stock certificates to the Register in Chancery for a notation thereon of the pendency of the appraisal proceedings; and if any holder fails to comply with such direction, the Delaware Court of Chancery may dismiss the proceedings as to such holder.

    After determining the holders entitled to an appraisal, the Delaware Court of Chancery will appraise the "fair value" of their shares of common stock, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. Holders considering seeking appraisal should be aware that the fair value of their shares of common stock as determined under Section 262 of the DGCL could be more than, the same as or less than the consideration they would receive pursuant to the Merger Agreement if they did not seek appraisal of their shares of common stock and that investment banking opinions as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262 of the DGCL. The Delaware Supreme Court has stated that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in the appraisal proceedings. In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter's exclusive remedy. The Court also will determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose shares of common stock have been appraised. The costs of the action may be determined by the Court and taxed upon the parties as the Court deems equitable. The Court also may order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all of the shares of common stock that have effectively pursued appraisal.

    From and after the effective time, a holder who has duly demanded an appraisal in compliance with Section 262 of the DGCL will not be entitled to vote the shares of common stock subject to the appraisal demand for any purpose or be entitled to the payment of dividends or other distributions, if any, on those shares (except dividends or other distributions, other than the merger consideration, payable to holders of record of shares of common stock as of a date prior to the effective time).

    If any holder who demands appraisal of his shares of common stock under
Section 262 of the DGCL fails to perfect, or effectively withdraws or loses, his right to appraisal as provided in the DGCL, the shares of common stock of such stockholder will be converted into the right to receive the merger consideration in accordance with the Merger Agreement. A holder will fail to perfect, or effectively lose or withdraw, his or her right to appraisal if he or she:

    - was not a record owner of shares of common stock on the date of the demand for appraisal or failed to own the shares through the effective time of the merger;

    - fails to provide a written demand for appraisal of his or her shares of common stock before the taking of the vote on the merger;

    - votes for approval and adoption of the merger and the Merger Agreement (or submits an executed proxy without voting instructions);

    - does not file a petition for appraisal in the Court of Chancery within 120 days after the effective time of the merger; or

    - delivers to Knoll (or, after the effective time, to the Surviving Corporation) a written withdrawal of his or her demand for appraisal and an acceptance of the merger, except that any such attempt to withdraw made more than 60 days after the effective time will require the written approval of the Surviving Corporation.

      FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR
       PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

                        PROPOSALS AT THE ANNUAL MEETING

PROPOSAL ONE--THE MERGER

    On June 21, 1999, Warburg and Knoll entered into the Merger Agreement, which was amended and restated on July 29, 1999. At the annual meeting, Knoll stockholders will be asked to approve the adoption of the Merger Agreement, pursuant to which each share of Knoll common stock (other than shares in Knoll's treasury (which will be canceled), shares as to which appraisal rights have been perfected under Delaware law, certain shares issued under Knoll's stock incentive plans and all shares then owned by the Continuing Stockholders) will be automatically converted at the effective time into the right to receive the merger consideration of $28.00 in cash. The following includes a description of certain provisions of the Merger Agreement and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Appendix A and is incorporated herein by reference.

    THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE MERGER AND THE MERGER AGREEMENT.

TERMS OF THE MERGER

    Prior to the consummation of the merger, Warburg will incorporate and organize Acquisition Corp. and assign to Acquisition Corp. all of its rights, interests and obligations under the Merger Agreement. At the effective time of the merger, Acquisition Corp. will be merged with and into Knoll, Acquisition Corp. will cease to exist and Knoll will continue as the Surviving Corporation. The certificate of incorporation and by-laws of Knoll prior to the consummation of the merger will remain the certificate of incorporation and by-laws of the Surviving Corporation following the merger. The officers and directors of Knoll immediately prior to the effective time will be the officers and directors of the Surviving Corporation immediately following the merger.

    As of the effective time of the merger, by virtue of the merger and without any action on the part of the Continuing Stockholders, Acquisition Corp., Knoll or the Public Holders,

    - each share of Knoll common stock issued under Knoll's stock incentive plans that has not been transferred by the person to whom Knoll issued such shares will remain outstanding as one share of common stock of the Surviving Corporation;

    - each share of Knoll common stock owned by the Continuing Stockholders will remain outstanding as one share of common stock of the Surviving Corporation;

    - except as described above, each share of Knoll common stock issued and outstanding immediately prior to the effective time will be converted into and become the right to receive the merger consideration of $28.00 in cash and will be canceled upon conversion;

    - each share of common stock that constitutes treasury stock of Knoll immediately prior to the effective time will be canceled and retired; and

    - each share of common stock of Acquisition Corp. will be canceled and retired.

    Shares of Knoll common stock outstanding immediately prior to the effective time held by a Public Holder who has demanded and perfected his or her right to appraisal will not be converted. Any such Public Holder will instead be entitled to such rights as are afforded under the DGCL.

    In addition, if the merger is not consummated prior to November 18, 1999, the merger consideration of $28.00 per share will be increased at an annual rate of 6.5% for the period, and only for the period, from November 18, 1999 until the earlier of the consummation of the merger or January 17, 2000.

EFFECTIVE TIME OF THE MERGER

    The merger will become effective when the certificate of merger is duly filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL or at such other time as is permissible in accordance with the DGCL and as Knoll and Acquisition Corp. will agree and as specified in the certificate of merger.

EXCHANGE AND PAYMENT PROCEDURES

    Prior to the effective time of the merger, Knoll will appoint a bank or trust company to act as exchange agent for payment of the merger consideration and will have deposited with the exchange agent for the benefit of the Public Holders the aggregate amount of the merger consideration payable pursuant to the Merger Agreement. Promptly after the effective time, the exchange agent will mail to each Public Holder of record of certificates of Knoll common stock a letter of transmittal and instructions for use in effecting the surrender of certificates representing such shares of common stock. Upon surrender to the exchange agent of a certificate formerly representing shares of Knoll common stock and acceptance by the exchange agent, the Public Holder of such certificate will be entitled to the merger consideration.

    YOU SHOULD NOT DELIVER YOUR COMMON SHARE CERTIFICATES NOW; YOU SHOULD SEND THEM ONLY PURSUANT TO INSTRUCTIONS SET FORTH IN THE LETTER OF TRANSMITTAL TO BE MAILED TO YOU PROMPTLY AFTER THE EFFECTIVE TIME OF THE MERGER. IN ALL CASES, THE MERGER CONSIDERATION WILL BE PROVIDED ONLY IN ACCORDANCE WITH THE PROCEDURES SET FORTH IN THE MERGER AGREEMENT AND SUCH LETTERS OF TRANSMITTAL.

    Knoll strongly recommends that certificates for common stock and letters of transmittal be transmitted only by registered United States mail, return receipt requested, appropriately insured. Holders of common stock whose certificates are lost will be required to make an affidavit claiming such certificate or certificates lost, stolen or destroyed and, if required by Knoll, the posting of a bond in such amount as Knoll may reasonably require as indemnity against any claim that may be made against it with respect to such certificate.

    Any merger consideration (including any interest and other income received by the exchange agent) not validly claimed by Knoll stockholders for six months after the effective time will be delivered to Knoll upon demand and any holders of shares of common stock who have not complied with the terms and conditions for the exchange of certificates set forth in the Merger Agreement will thereafter look only to the Surviving Corporation, and only as general creditors, for the payment of their claim to the merger consideration.

TRANSFER OF COMMON STOCK

    No transfer of shares of common stock will be made on the stock transfer books of Knoll after the close of business on the day immediately prior to the effective time of the merger. If, on or after the effective time, certificates for shares of common stock are presented, they will be canceled and exchanged for the right to receive the merger consideration, as provided in the preceding section of this proxy statement.

THE PARTIES

    The parties to the Merger Agreement are Knoll and Warburg. The Merger Agreement provides that prior to consummation of the merger, Warburg will organize and incorporate Acquisition Corp. and assign to Acquisition Corp. all of its rights, interests and obligations under the Merger Agreement.

    Knoll is a global office furnishings manufacturer committed to design excellence. Unless the context requires or specifies otherwise, the term "Knoll" refers to Knoll, Inc., its subsidiaries and predecessor entities as a combined entity. Knoll's principal executive offices are located at 1235 Water Street, East Greenville, Pennsylvania and its telephone number is (215) 679-7991.

    Warburg is a Delaware limited partnership whose principal business is making venture capital and related investments. Warburg, Pincus & Co., a New York general partnership ("WP"), is the general partner of Warburg. The principal business of WP is serving as general partner of Warburg and other affiliates. WP has a 15% interest in the profits of Warburg as the general partner. E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW"), manages Warburg. The principal business of EMW is serving as investment manager of Warburg and other affiliates. Lionel I. Pincus is the managing partner of WP and the managing member of EMW and may be deemed to control both WP and EMW. The principal office of Warburg, WP and EMW is 466 Lexington Avenue, New York, New York 10017, and their telephone number is (212) 878-0600. See Appendix E hereto for additional information relating to the general partners of WP.

    The Management Group consists of the following executive officers and directors of Knoll, who will also be minority owners of Acquisition Corp. following the merger: Burton B. Staniar, John H. Lynch, Andrew B. Cogan, Kathleen G. Bradley, Douglas J. Purdom, Carl G. Magnusson, Patrick A. Milberger, Barbara E. Ellixson and Barry L. McCabe. The principal offices of the members of the Management Group are located at 1235 Water Street, East Greenville, Pennsylvania and their telephone number is (215) 679-7991.

    Acquisition Corp. will be incorporated and organized by Warburg pursuant to the Merger Agreement to implement the merger. Acquisition Corp. will be authorized only to conduct business in connection with the completion of the merger and will engage in no other operations. Acquisition Corp. will be merged into Knoll and will cease to exist. The principal executive offices of Acquisition Corp. will be located at Warburg's principal executive offices: c/o Warburg, Pincus Ventures, L.P., 466 Lexington Avenue, New York, NY 10017. The telephone number of Acquisition Corp. will be (212) 878-0600.

REPRESENTATIONS AND WARRANTIES

    The Merger Agreement contains various representations and warranties of Knoll to Warburg, including with respect to the following matters:

    - the due organization and valid existence of Knoll and its subsidiaries and similar corporate matters;

    - the capitalization of Knoll and its subsidiaries;

    - the due authorization, execution and delivery of the Merger Agreement and its binding effect on Knoll;

    - the adoption of the Merger Agreement by unanimous resolution of the Board of Directors of Knoll;

    - approval by the Special Committee of the terms of the Merger Agreement as they relate to the Public Holders;

    - determination by the Special Committee that the merger is fair to and in the best interests of the Public Holders;

    - recommendation of the Special Committee that the Board of Directors approve the Merger Agreement;

    - there are no brokers or finders employed by Knoll with respect to the merger other than Lazard;

    - the completeness and accuracy of Knoll's filings with the SEC and the accuracy of its financial statements; and

    - the absence of material adverse changes in Knoll's business since December 31, 1998.

Such representations and warranties are subject, in certain cases, to specified exceptions and qualifications.

    The Merger Agreement also contains representations and warranties of Warburg to Knoll, including with respect to the following matters:

    - the due organization and valid existence of Acquisition Corp. at the effective time of the merger;

    - the due authorization, execution and delivery of the Merger Agreement by Warburg and its binding effect upon Warburg;

    - the binding effect of the Merger Agreement on Acquisition Corp. upon the assignment of the Merger Agreement by Warburg to Acquisition Corp.;

    - there are no brokers or finders employed by Warburg or Acquisition Corp. with respect to the merger other than Merrill Lynch;

    - the accuracy of the information provided by Warburg and Acquisition Corp. for inclusion in this proxy statement;

    - the receipt by Warburg of a commitment letter from Bank of America, N.A., The Chase Manhattan Bank and Merrill Lynch & Co. committing to provide Acquisition Corp. up to $775 million in financing in connection with the merger and related transactions; and

    - that Warburg does not have any agreement or present intention to sell its interest in Knoll or any material part of Knoll.

Such representations and warranties are subject, in certain cases, to specified exceptions and qualifications.

    The representations and warranties of each of the parties to the Merger Agreement will expire upon completion of the merger.

COVENANTS

    Knoll has agreed in the Merger Agreement to seek and solicit the requisite vote of stockholders at the annual meeting for the adoption and approval of the Merger Agreement. Warburg has agreed to vote all shares of common stock owned by it at the annual meeting in favor of the adoption and approval of the Merger Agreement. Each of Warburg and Knoll have agreed to use its reasonable best efforts to take all additional actions necessary in order to complete the merger and related transactions. Warburg further agreed to take all actions necessary to cause Acquisition Corp. to perform its obligations under the Merger Agreement.

    Knoll has agreed that the indemnification provisions with respect to officers and directors of Knoll contained in the current certificate of incorporation and by-laws of Knoll will be carried over into the certificate of incorporation and by-laws of Knoll following the merger without amendment, repeal or other modification for a period of six years from the effective time of the merger. Subject to certain conditions, Knoll has agreed to maintain the current levels of directors' and officers' liability insurance for six years from the effective time with respect to coverage of matters occurring prior to the effective time, to the extent available, and providing coverage equivalent to the maximum available coverage under such Knoll policies currently in effect (paying up to 200% of the annual premiums currently paid by Knoll).

    Knoll and Warburg have agreed:

    (1) to consult with each other in advance of making any public statements concerning the merger;

    (2) to give prompt notice of the occurrence or non-occurrence of any event that is reasonably likely to cause a representation or warranty in the Merger Agreement to be untrue or inaccurate in any material respect; and

    (3) to give prompt notice of any failure to comply with any covenant, condition or agreement under the Merger Agreement.

CONDITIONS PRECEDENT

    The obligations of each of Knoll and Warburg to consummate the merger are subject to the fulfillment or waiver (if permissible) at or prior to the effective time of certain conditions, including the following:

    (1) no statute, rule or regulation, shall have been enacted; no executive order, decree, ruling or injunction shall have been issued; and no order of a court or agency shall be in effect directing that the transactions contemplated by the Merger Agreement not be consummated;

    (2) all required consents, waivers and approvals of governmental entities shall have been obtained;

    (3) the merger and the Merger Agreement shall have been adopted by the affirmative vote or written consent of a majority of the outstanding shares of Knoll common stock;

    (4) the holders of a majority in principal amount of Knoll's outstanding 10 7/8% Senior Subordinated Notes due 2006 shall have consented to the merger (including the related financing thereof); and

    (5) the Special Committee shall not have withdrawn its recommendation that

       - the merger is fair to and in the best interest of the Public Holders;
         and

       - the Board of Directors approve the Merger Agreement.

    The obligation of Knoll to effect the merger is further subject to the fulfillment or waiver (if permissible) at or prior to the effective time of the following conditions:

    (1) the representations and warranties of Warburg in the Merger Agreement shall be true and correct in all material respects as of the effective time; and

    (2) Warburg and Acquisition Corp. shall have performed in all material respects their obligations under the Merger Agreement.

    The obligation of Acquisition Corp. to effect the merger is further subject to the fulfillment or waiver (if permissible) at or prior to the effective time of the following conditions:

    (1) the representations and warranties of Knoll contained in the Merger Agreement shall be true and correct in all material respects as of the effective time;

    (2) Knoll shall have performed in all material respects its obligations under the Merger Agreement;

    (3) there shall have been no material adverse change in the business, assets, liabilities, results of operations or financial condition of Knoll since December 31, 1998, except as set forth in Knoll's SEC filings;

    (4) Acquisition Corp. shall have funds available to it at the closing sufficient to pay the merger consideration, pursuant to the Commitment Letter or any other commitment acceptable to Acquisition; and

    (5) holders of not more than 10% of the issued and outstanding shares of Knoll common stock shall have exercised their rights of dissent from the merger under Section 262 of the DGCL.

TERMINATION; AMENDMENTS; WAIVER; APPROVAL OF SPECIAL COMMITTEE NECESSARY

    The Merger Agreement provides that it may be terminated and the merger abandoned at any time prior to the effective time, before or after approval and adoption by Knoll stockholders at the annual meeting:

    (1) by mutual written consent of Warburg and Knoll; or

    (2) by either Warburg or Knoll if:

       - the merger shall not have been consummated by December 31, 1999, provided that the right to terminate the Merger Agreement in such event is not available to any party whose failure to fulfill any of its obligations under the Merger Agreement results in the failure of the merger to occur on or before such date; or

       - the Special Committee shall have withdrawn, modified or changed in any manner adverse to Acquisition Corp. its approval of the Merger Agreement or the merger after having concluded in good faith after consultation with independent legal counsel that there is a reasonable probability that the failure to take such action would result in a violation of its fiduciary obligations under applicable law.

    In the event of termination, the Merger Agreement will become null and void and there will be no liability on the part of Warburg, Knoll or Acquisition Corp., except for any liability arising from breach of the Merger Agreement. The Merger Agreement may be amended by the parties in writing; provided, that, any amendment of the Merger Agreement following approval by Knoll's stockholders that, in the judgment of the Special Committee, adversely affects in any material respect the rights of stockholders under the Merger Agreement shall require the prior approval of Knoll's stockholders. All costs and expenses incurred by Warburg and Acquisition Corp. in connection with the Merger Agreement and the consummation of the transactions contemplated thereby shall become the obligations of the Surviving Corporation following the merger.

    The Merger Agreement provides that the parties thereto may extend the time for performance or waive compliance of the other party with any of the agreements or fulfillment of conditions to its own obligations in whole or in part if such waiver or extension is in writing and signed by a duly authorized officer.

    The Merger Agreement further requires the approval of the Special Committee for:

    (1) any amendment or modification of the Merger Agreement that adversely affects in any material respect the rights of stockholders;

    (2) any waiver of the conditions to Knoll's obligations to effect the merger that:

       - the Special Committee's recommendation shall not have been withdrawn,

       - Warburg's representations shall be true and correct in all material respects as of the effective time; and

       - Warburg and Acquisition Corp. shall have performed in all material respects their obligations under the Merger Agreement; and

    (3) any waiver of Knoll's rights under the Merger Agreement.

CERTAIN TAX CONSIDERATIONS

    Receipt by stockholders of the merger consideration is a taxable event. Stockholders may recognize a gain or loss measured by the difference between the amount of cash received by any individual stockholder in the merger and that stockholder's tax basis in the shares of common stock exchanged therefor. If a stockholder holds shares of common stock as capital assets, the gain or loss may be capital gain or loss (which will be long term if the shares are held for more than 12 months).

    This summary does not discuss all of the tax consequences which may be relevant to certain types of Public Holders subject to special treatment under the federal income tax laws (such as individual retirement accounts and other tax-deferred accounts, life insurance companies, tax-exempt organizations, dealers in securities and foreign persons). Accordingly, Public Holders should consult their own tax advisors with respect to the particular consequences to them of the receipt of the merger consideration in the merger, including the applicability and effect of any state, local or foreign tax laws to which they may be subject and of any legislative or administrative changes in law.

ACCOUNTING TREATMENT

    The merger and related transactions will be accounted for as a leveraged recapitalization. The historical accounting basis of Knoll's assets and liabilities will be retained subsequent to the transactions.

REGULATORY REQUIREMENTS

    Except for the filing of the certificate of merger with the Secretary of State of the State of Delaware pursuant to the DGCL after the approval and adoption of the Merger Agreement and the transactions contemplated thereby, compliance with federal and state securities laws, and the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act (which is expected to occur by September , 1999), neither Knoll nor Warburg is aware of any material United States federal or state or foreign governmental regulatory requirement necessary to be complied with or approval that must be obtained in connection with the merger.

LITIGATION REGARDING THE MERGER

    In March 1999, eight class action complaints were filed in the Court of Chancery for the State of Delaware, New Castle County, relating to the initial merger proposal of the Continuing Stockholders contemplating the acquisition of all of the outstanding shares of common stock owned by Public Holders at a price of $25.00 per share (STARK V. KNOLL, INC., ET AL. No. 17049NC; GUIDO V. WARBURG PINCUS & CO., ET AL., No. 17052NC; MAROTTA V. KNOLL, INC., ET AL., No. 17053NC; FINKELSTEIN V. KNOLL, INC., ET AL., No. 17055NC; RAUSCH V. KNOLL, INC., ET AL., No. 17059NC; HATFIELD V. KNOLL, INC., et al., No. 17068NC; SHERVY V. KNOLL, INC., ET AL., No. 17073NC; SIMMS V. KNOLL, INC., ET AL., No. 17076NC). The Stark complaint was voluntarily dismissed, and the remaining seven complaints were consolidated into a single action. The defendants named in the complaints are Knoll, Burton B. Staniar, John W. Amerman, Robert J. Dolan, Jeffrey A. Harris, Sidney Lapidus, Kewsong Lee, John L. Vogelstein, John H. Lynch, Warburg Pincus & Co., Warburg Pincus Ventures, L.P. and E.M. Warburg, Pincus & Co., L.L.C. The complaints alleged breach of fiduciary duty on the part of the individual defendants in connection with the proposed purchase of such shares of common stock and sought a preliminary injunction, damages and rescission.

    Generally, the lawsuits purport to be brought on behalf of the holders of common stock and allege substantially similar claims of breach of fiduciary duty. In general, the plaintiffs allege that the merger consideration is unjust and inadequate in that the intrinsic value of shares of common stock is allegedly greater than the merger consideration, in view of Knoll's prospects; the merger consideration includes an inadequate premium; and the merger consideration is designed to cap the market price of the shares of common stock before the trading price for the shares of common stock could recover from an alleged temporary downturn in the market. The lawsuits also generally seek injunctive relief, an injunction of the proposed merger (or, if it is consummated, rescission thereof), compensatory and other damages, and an award of attorney's fees and expenses.

    On June 21, 1999, Knoll entered into a Memorandum of Understanding with counsel to the plaintiffs in such shareholder lawsuits. The Memorandum of Understanding provides for the settlement of such lawsuits based on the payment of a per share merger consideration of $28.00 and is subject to, among other things, completion of definitive documentation relating to the settlement, court approval and consummation of the merger. Additionally, the Memorandum of Understanding provides that the plaintiffs will petition the court for certification of a class on a "non-opt-out" basis.

PROPOSAL TWO--ELECTION OF DIRECTORS

NOMINATION

    The Board of Directors presently consists of nine directors who are elected to serve until the next annual meeting of stockholders or until their successors are duly elected and qualified. The Board has designated the nominees listed below for election as directors to the Board to serve until the 2000 annual meeting or until their successors are duly elected and qualified. If any nominess will, prior to the annual meeting, become unavailable for election as a director, the persons named in the accompanying proxy card will vote for such other nominee, if any, in their discretion as may be recommended by the Board of Directors.

    Although Messrs. Amerman and Dolan have been nominated for election to the Board of Directors, each has indicated his intention to remain on the Board only until the merger is completed in order to be available to exercise the rights of the Special Committee pursuant to the Merger Agreement. See "Proposals at the Annual Meeting--Proposal One--The Merger--Termination; Amendments; Waiver; Approval of Special Committee Necessary."

INFORMATION ABOUT NOMINEES

    The following information has been furnished to Knoll by the respective nominees for director:

NAME                                            AGE      POSITION
------------------------------------------      ---      ---------------------------------------------------------------
Burton B. Staniar.........................          57   Chairman of the Board
John H. Lynch.............................          46   President, Chief Executive Officer and Director
Andrew B. Cogan...........................          36   Executive Vice President--Marketing and Product Development and
                                                         Director
John W. Amerman...........................          67   Director
Robert J. Dolan...........................          51   Director
Jeffrey A. Harris.........................          43   Director
Sidney Lapidus............................          61   Director
Kewsong Lee...............................          33   Director
Henry B. Schacht..........................          64   Director

    BURTON B. STANIAR was appointed Chairman of the Board of Knoll in December 1993. Mr. Staniar served as Chief Executive Officer of Knoll from December 1993 to January 1997. Prior to that time, Mr. Staniar had held a number of assignments at Westinghouse Electric Corporation, currently known as CBS Corporation ("Westinghouse"), including President of Group W Cable and Chairman and Chief Executive Officer of Westinghouse Broadcasting. Prior to joining Westinghouse in 1980, he held a number of marketing and general management positions at Colgate Palmolive and Church and Dwight Co., Inc. Mr. Staniar is also a director of Church and Dwight Co., Inc.

    JOHN H. LYNCH joined Knoll as Vice Chairman of the Board in May 1994. Mr. Lynch was subsequently elected President of Knoll and in January 1997 was elected Chief Executive Officer. From 1990 to 1994, prior to joining Knoll, Mr. Lynch was a partner in BGI, a management firm. During that time, Mr. Lynch led the restructuring of the Westinghouse Broadcasting television and radio stations. From 1988 to 1990, Mr. Lynch was an associate dean at the Harvard Business School.

    ANDREW B. COGAN has been a director of Knoll since February 1996. He was elected to the position of Executive Vice President--Marketing and Product Development in August 1998, after serving as Senior Vice President since May 1994. Mr. Cogan has held several positions in the design and marketing group since joining Knoll in 1989.

    JOHN W. AMERMAN has been a director of Knoll since May 1997. Until October 1997, Mr. Amerman had served as Chairman of the Board, and until January 1997 as Chief Executive Officer, of Mattel, Inc., positions in which he served for ten years. Mr. Amerman also was a director of Vanstar Corporation from 1996 until early 1999. Mr. Amerman currently is a director of Unocal Corporation and has been a director of the Aegis Group, plc since 1997.

    ROBERT J. DOLAN has been a director of Knoll since May 1997. Mr. Dolan has been a Professor of Business Administration at Harvard University Graduate School of Business Administration since 1980. From 1976 to 1980, Mr. Dolan was a Professor at University of Chicago Graduate School of Business.

    JEFFREY A. HARRIS, a director of Knoll since February 1996, has been a General Partner of WP and a Member and Managing Director of EMW, and its predecessors since 1988, where he has been employed since 1983. Mr. Harris is a director of Industri-Matematik International Corp., ECsoft Group plc, Spinnaker Exploration, Inc. and several privately held companies.

    SIDNEY LAPIDUS, a director of Knoll since February 1996, has been a General Partner of WP and a Member and Managing Director of EMW and its predecessors since January 1982, where he has been employed since 1967. Mr. Lapidus is a director of Lennar Corporation, Caribiner International, Inc., Grubb & Ellis Company, Information Holdings, Inc., Four Media Company, Radio Unica Holding Corp. and several privately held companies.

    KEWSONG LEE, a director of Knoll since February 1996, has been a General Partner of WP and a Member and Managing Director of EMW and its predecessors since January 1997, where he has been employed since 1992. Mr. Lee is a director of RenaissanceRe Holdings Ltd., Eagle Family Food Holdings, Inc. and several privately held companies.

    HENRY B. SCHACHT, a director of Knoll since December 2, 1998, has served as a Director and Senior Advisor of EMW since March 1, 1999. Prior thereto, Mr. Schacht served as Chairman of the Board of Lucent Technologies Inc. from 1997 to February 1998 and as Chief Executive Officer of Lucent from 1996 to October 1997. Prior thereto, Mr. Schacht served as Chairman (1994-1995) and Chief Executive Officer (1973-1994) of Cummins Engine Company, Inc. Mr. Schacht is a senior advisor and a director of Lucent and a director of The Chase Manhattan Corporation and The Chase Manhattan Bank, N.A., Aluminum Company of America (Alcoa), Cummins Engine Company, Inc., Johnson & Johnson Corp. and The New York Times Co.

RECOMMENDATION AND VOTE

    Approval of the election of the nominees to the Board of Directors requires the affirmative vote of the holders of a majority of the shares of common stock present, in person or by proxy, and entitled to vote at the annual meeting.

    THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ELECTION OF EACH OF THE INDIVIDUALS NOMINATED FOR ELECTION AS A DIRECTOR.

DIRECTORS AND EXECUTIVE OFFICERS OF KNOLL

    The table below sets forth the names, ages and titles of the directors and executive officers of Knoll.

NAME                                            AGE      POSITION
------------------------------------------  -----------  ---------------------------------------------------------------
Burton B. Staniar.........................          57   Chairman of the Board
John H. Lynch.............................          46   President, Chief Executive Officer and Director
Kathleen G. Bradley.......................          49   Executive Vice President--Sales, Distribution and Customer
                                                         Service
Andrew B. Cogan...........................          36   Executive Vice President--Marketing and Product Development and
                                                         Director
Stephen A. Grover.........................          46   Senior Vice President--Operations
Carl G. Magnusson.........................          59   Senior Vice President--Design
Douglas J. Purdom.........................          40   Senior Vice President and Chief Financial Officer
Wolfgang Billstein........................          49   Managing Director--Knoll Europe
Barbara E. Ellixson.......................          46   Vice President--Human Resources
Barry L. McCabe...........................          52   Vice President, Controller and Treasurer
Patrick A. Milberger......................          42   Vice President, General Counsel and Secretary
John W. Amerman...........................          67   Director
Robert J. Dolan...........................          51   Director
Jeffrey A. Harris.........................          43   Director
Sidney Lapidus............................          61   Director
Kewsong Lee...............................          33   Director
Henry B. Schacht..........................          64   Director

    KATHLEEN G. BRADLEY was named Executive Vice President--Sales, Distribution and Customer Service in August 1998, after serving as Senior Vice President since 1996 and Divisional Vice President for Knoll's southeast division since 1988. Prior to that time, Ms. Bradley was regional manager for Knoll's Atlanta region, a position to which she was promoted in 1983. She began her career with Knoll in 1979.

    STEPHEN A. GROVER joined Knoll as Senior Vice President--Operations in May 1999. Mr. Grover spent the last 18 years at General Electric Company, where he held a variety of management positions. He most recently served as Global Manager of Magnetic Resonance Manufacturing for GE Medical Systems.

    CARL G. MAGNUSSON has held the position of Senior Vice President--Design since February 1993. A Canadian citizen, Mr. Magnusson has been involved in design, product development, quality and communications since joining Knoll in 1976.

    DOUGLAS J. PURDOM joined Knoll as Senior Vice President and Chief Financial Officer in August 1996. Prior to that time, Mr. Purdom served as Vice President and Chief Financial Officer of Magma Copper Company, an Arizona-based copper mining company, since 1992, and as Corporate Controller of that company from 1989 to 1991.

    WOLFGANG BILLSTEIN joined Knoll in November 1994 as Managing Director--Knoll Europe. In addition, since 1991, Mr. Billstein has been owner and Managing Director of Peill & Putzler, a German-based manufacturer and distributor of glass products. A German citizen, Mr. Billstein previously worked in Europe for The Procter & Gamble Company and Benckiser GmbH, a consumer products company.

    BARBARA E. ELLIXSON was promoted to her current position as Vice President--Human Resources in August 1994, after serving as Manager of Human Resources for Knoll's East Greenville site. Ms. Ellixson began her career with Westinghouse in 1971 and has held a variety of human resources positions in several different business units.

    BARRY L. MCCABE joined Knoll in August 1990 as Controller. Mr. McCabe worked with a number of Westinghouse business units after joining Westinghouse in 1974 in the Auditing Department.

    PATRICK A. MILBERGER joined Knoll as Vice President and General Counsel in April 1994. Prior to joining Knoll, Mr. Milberger served as an Assistant General Counsel and in a number of other positions in the Westinghouse Law Department, which he joined in 1986. Prior to such time, Mr. Milberger was in private practice at Buchanan Ingersoll, P.C.

    Except for Messrs. Magnusson and Billstein, all directors and executive officers of Knoll are citizens of the United States. See above under "--Information About Nominees" for information relating to Knoll's directors.

ADDITIONAL INFORMATION ABOUT THE BOARD OF DIRECTORS

    Knoll's business affairs are managed under the direction of the Board of Directors. Members of the Board are kept informed through various reports and documents sent to them each month, through operating and financial reports routinely presented to the Board and committee meetings by the Chief Executive Officer and other officers, and through other means. During 1998, the standing committees listed below assisted the Board in carrying out its duties. All of the directors are non-employee directors except Messrs. Staniar, Lynch and Cogan. Directors who are officers of Knoll do not participate in any action of the Board relating to any executive compensation plan described in this proxy statement.

                      COMMITTEES OF THE BOARD OF DIRECTORS

COMPENSATION COMMITTEE                STOCK OPTION COMMITTEE                AUDIT COMMITTEE
------------------------------------  ------------------------------------  ------------------------------------
John W. Amerman                       John W. Amerman                       John W. Amerman
Jeffrey A. Harris                     Robert J. Dolan                       Robert J. Dolan
Sidney Lapidus

    During 1998, the Board met four times, the Compensation Committee met four times, the Stock Option Committee met two times and the Audit Committee met twice. Each of Knoll's incumbent directors attended at least 75% of the total number of meetings of the Board and Committees on which he served during the period of such director's service on the Board.

    The Compensation Committee has the authority to approve the annual salary, bonus and other benefits paid to Knoll's senior executives, review and approve Knoll's compensation programs and establish, review and approve policies for management perquisites.

    The Stock Option Committee has the authority to grant options and restricted stock under Knoll's existing stock incentive plans, and to review and approve new stock inventive plans and similar programs, as necessary and appropriate.

    The Audit Committee has general responsibility to review Knoll's financial controls, as well as the accounting and audit activities of Knoll. It is the responsibility of the Audit Committee to review annually the qualifications of Knoll's independent certified public accountants, make recommendations to the Board as to their selection and review the planning, fees and results of their audit. Additionally, the Audit Committee meets periodically with the Knoll employees responsible for financial and accounting matters to review Knoll's internal procedures and controls, monitors the business practices of Knoll, and reports regularly to the full Board on its activities. The Audit Committee currently conducts a quarterly telephonic meeting with management and Knoll's independent certified public accountants. The Audit Committee presently consists of Messrs. Amerman and Dolan. None of the members of the Audit Committee are directly involved in the supervision of Knoll's financial affairs.

EXECUTIVE OFFICER AND DIRECTOR COMPENSATION

    COMPENSATION COMMITTEE AND STOCK OPTION COMMITTEE REPORT ON EXECUTIVE
     COMPENSATION

    The Compensation Committee and the Stock Option Committee, as presently constituted, were formed on July 22, 1997, shortly after the completion of Knoll's initial public offering in May of 1997. At that time, the Board adopted a charter for each committee. Prior to July 22, 1997, all grants of common stock and options to purchase common stock under Knoll's 1996 and 1997 stock incentive plans were made at the discretion of a Stock Plan Committee of the Board comprised of Burton B. Staniar and Jeffrey A. Harris.

    COMPENSATION PHILOSOPHY. Knoll's compensation program is designed to attract, reward and retain highly qualified executives and to encourage the achievement of business objectives and superior corporate performance. The program attempts to assure the Board and stockholders that (1) the achievement of Knoll's overall goals and objectives can be supported by adopting an appropriate executive compensation policy and implementing it through an effective total compensation program and (2) the total compensation program and practices of Knoll are designed with full consideration of all accounting, tax, securities law and other regulatory requirements and are of the highest quality.

    Knoll's executive compensation program consists of three key elements: (1) base salary, (2) a performance-based annual bonus, and (3) a long-term compensation component composed of equity-based awards pursuant to Knoll's stock incentive plans.

    BASE SALARY. Base salaries are determined by evaluating the responsibilities associated with the position and the individual's overall level of experience. In addition, the compensation of Messrs. Staniar, Lynch, Cogan and Purdom is subject to the terms of the respective employment agreements of such persons. Periodic salary adjustments will be determined by giving consideration to Knoll's performance, each executive's contribution to that performance and the recommendation of the Chief Executive Officer.

    ANNUAL BONUS. Bonuses are paid annually pursuant to Knoll's Annual Incentive Compensation Program, in which the Named Executive Officers are eligible to participate, as well as any other employees selected by the Chief Executive Officer. The program establishes target bonus awards based on a stated percentage of the base salary of program participants. The bonuses are paid in part based on the achievement of targeted operating results and in part based on achievement of individual goals established for the participant.

    As to all of the Named Executive Officers except Ms. Bradley, the annual bonuses are also subject to the terms of the employment agreements and consulting agreement referenced above.

    LONG-TERM COMPENSATION. In order to align stockholder and executive officer interests, the long-term component of Knoll's executive compensation program utilizes equity-based awards whose value is directly related to the value of the common stock. These equity-based awards have been and will be granted by the Stock Option Committee pursuant to Knoll's stock incentive plans. Individuals to whom equity-based awards are to be granted and the amount of common stock related to equity-based awards will be determined solely at the discretion of the Stock Option Committee. Because individual equity-based award levels will be based on a subjective evaluation of each individual's overall past and expected future contribution, no specific formula is used to determine such awards for any executive.

    The Compensation Committee and Stock Option Committee are each committed to design, administer and develop executive compensation programs intended to support the growth and profitability of Knoll.

    COMPENSATION OF THE CHAIRMAN AND THE CHIEF EXECUTIVE OFFICER. Except as described below, the 1998 compensation of Burton B. Staniar, Chairman of Knoll's Board, and John H. Lynch, President and Chief Executive Officer of Knoll, was determined and reviewed by the Compensation Committee in accordance with Knoll's compensation philosophy, subject to the existing employment agreements of Messrs. Staniar and Lynch. In determining the incentive portion of compensation, the Compensation Committee considers the achievement of agreed-upon objectives, the overall financial and operating performance of Knoll and the creation and enhancement of shareholder value. The Committee also considers subjective factors such as leadership and motivational abilities in measuring the performance of Messrs. Staniar and Lynch.

    The Compensation Committee believes that Knoll's outstanding 1998 performance was significantly impacted by Messrs. Staniar and Lynch and by the other members of Knoll's management team. Additionally, the Compensation Committee believes that the beneficial ownership position of Messrs. Staniar and Lynch in Knoll cause their interests to be well aligned with the long term interests of Knoll and its stockholders.

    TAX DEDUCTIBILITY OF EXECUTIVE COMPENSATION. Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), limits the tax deductibility of compensation in excess of $1 million paid to certain members of senior management, unless the payments are made under a performance-based plan as defined in Section 162(m). Knoll's general policy is to structure its compensation programs to preserve the tax deductibility of compensation paid to its executive officers and other members of management. All compensation paid pursuant to Knoll's stock incentive plans are exempt from the application of
Section 162(m) and will continue to be exempt therefrom until after the Annual Meeting. Thereafter, it is designed to allow for the grant of equity-based awards that will be performance-based and therefore exempt from the application of Section 162(m). While Knoll currently intends to pursue a strategy of maximizing deductibility of senior management compensation, it also believes it is important to maintain the flexibility to take actions it considers to be in the best interests of Knoll and its stockholders, which are necessarily based on considerations in addition to Section 162(m).

    SUMMARY COMPENSATION TABLE

    The following table sets forth, for the years ended December 31, 1998, 1997 and 1996, individual compensation information for the Chief Executive Officer of Knoll and each of the four other most highly compensated executive officers of Knoll during 1998 (the "Named Executive Officers").

                                                                                           LONG-TERM
                                                                                      COMPENSATION AWARDS
                                                                   ANNUAL          -------------------------
                                                                COMPENSATION        RESTRICTED   SECURITIES
                                                           ----------------------     STOCK      UNDERLYING       ALL OTHER
NAME AND PRINCIPAL POSITION                       YEAR       SALARY      BONUS      AWARDS(1)    OPTIONS(2)    COMPENSATION(3)
----------------------------------------------  ---------  ----------  ----------  ------------  -----------  -----------------
Burton B. Staniar.............................       1998  $  399,996  $  900,000            --          --       $   8,019
  Chairman of the Board                              1997     399,996     750,000            --          --           8,979
                                                     1996     410,830     600,000  $     30,000          --           5,694

John H. Lynch.................................       1998     399,996     900,000            --          --           8,019
  President and Chief Executive Officer              1997     399,996     750,000            --          --           8,979
                                                     1996     393,330     600,000        30,000          --           6,399

Andrew B. Cogan...............................       1998     222,502     400,000            --          --              99
  Executive Vice President--Marketing and            1997     199,992     300,000            --      35,000              99
  Product Development                                1996     197,930     250,000        12,000          --              99

Kathleen G. Bradley...........................       1998     222,502     400,000            --          --           8,019
  Executive Vice President--Sales,                   1997     199,992     300,000            --     188,365           8,424
  Distribution and Customer Service                  1996     197,050     250,000         6,000          --           4,427

Douglas J. Purdom.............................       1998     209,167     200,000            --          --           8,019
  Senior Vice President and Chief Financial          1997     200,004     200,000            --          --           8,979
  Officer                                            1996      73,591      83,300     1,300,000          --           2,199

------------------------

(1) On February 29, 1996, Messrs. Staniar, Lynch and Cogan and Ms. Bradley were granted 941,829, 941,829, 376,731 and 188,365 shares of vested and unvested restricted stock, respectively. On August 20, 1996, Mr. Purdom was granted 282,548 shares of unvested restricted stock. Holders of shares of restricted stock are not entitled to receive dividends until such shares vest and become unrestricted. As of June 30, 1999, 90% of the shares granted to each of Messrs. Staniar and Lynch had vested and an additional 10% will vest on March 1, 2000; 80% of the shares granted to Mr. Cogan had vested and an additional 20% will vest on March 1, 2000; 60% of the shares granted to Ms. Bradley had vested and an additional 20% will vest on March 1, 2000 and 2001; and 40% of the shares granted to Mr. Purdom had vested and an additional 20% will vest on August 20, 1999, 2000 and 2001. At June 30, 1999, Messrs. Staniar, Lynch, Cogan and Purdom and Ms. Bradley held 94,183, 94,183, 75,347, 169,530 and 75,346 shares of unvested restricted stock, respectively, having a value (based on the December 31, 1998 closing price) of $2,790,171, $2,790,171, $2,232,155, $5,022,326 and $2,232,125,
    respectively.

(2) Represents the aggregate number of shares of common stock subject to options granted to the Named Executive Officers.

(3) Amounts in this column represent Knoll's matching contributions to the Knoll, Inc. Retirement Savings Plan and the payment by Knoll of premiums in respect of term life insurance.

    STOCK OPTION GRANTS TABLE

    The following table sets forth information concerning individual grants of options made to Named Executive Officers during 1998.

                                                                                                         POTENTIAL REALIZABLE
                                                                                                           VALUE AT ASSUMED
                                                                                                             ANNUAL RATES
                                              NUMBER OF                                                     OF STOCK PRICE
                                             SECURITIES      % OF TOTAL                                      APPRECIATION
                                             UNDERLYING        OPTIONS                                     FOR OPTION TERM
                                               OPTIONS       GRANTED TO     EXERCISE OR    EXPIRATION    --------------------
NAME                                           GRANTED        EMPLOYEES     BASE PRICE        DATE          5%         10%
-----------------------------------------  ---------------  -------------  -------------  -------------  ---------  ---------
Burton B. Staniar........................            --              --%     $      --            N/A    $      --  $      --
John H. Lynch............................            --              --             --            N/A           --         --
Andrew B. Cogan..........................            --              --             --            N/A           --         --
Kathleen G. Bradley......................            --              --             --            N/A           --         --
Douglas J. Purdom........................            --              --             --            N/A           --         --

    AGGREGATE STOCK OPTION EXERCISE TABLE

    The following table sets forth information regarding the exercise of options by the Named Executive Officers during 1998. The table also shows the number and value of unexercised options that were held by the Named Executive Officers on December 31, 1998. The values of unexercised options are based on a fair market value of $29.625 per share on December 31, 1998.

                                            NUMBER OF                        NUMBER OF
                                             SHARES                    SECURITIES UNDERLYING    VALUE OF UNEXERCISED
                                            ACQUIRED        VALUE       UNEXERCISED OPTIONS     IN-THE-MONEY OPTIONS
NAME                                       ON EXERCISE    REALIZED    EXERCISABLE/UNEXERCISABLE EXERCISABLE/UNEXERCISABLE
----------------------------------------  -------------  -----------  -----------------------  -----------------------
Burton B. Staniar.......................          N/A           N/A           -0-/-0-           $       -0-/-0-
John H. Lynch...........................          N/A           N/A           -0-/-0-                   -0-/-0-
Andrew B. Cogan.........................          N/A           N/A         7,000/28,000              2,250/9,000
Kathleen G. Bradley.....................          N/A           N/A        37,673/150,692           515,932/2,063,727
Douglas J. Purdom.......................          N/A           N/A           -0-/-0-                   -0-/-0-

    PENSION PLANS

    Retirement benefits are provided to employees through two pension plans. Prior to the purchase of Knoll in February 1996 from Westinghouse, benefits were provided under The Knoll Group Pension Plan, which was retained by Westinghouse (the "Westinghouse Pension Plan"). Effective March 1, 1996, Knoll established the Knoll Pension Plan (the "Knoll Pension Plan"). The Westinghouse Pension Plan provides eligible employees with retirement benefits based on a career average compensation formula. The formula for computing normal retirement benefits under this plan is 1.45% of career compensation divided by twelve. Once a participant accumulates five years of vesting service, he or she can take early retirement anytime after reaching age 55. The accrued normal retirement benefit is reduced 6% per year prior to normal retirement age. The minimum benefit earned for any year of participation in the plan is $300 ($25 per month), prorated for the partial years worked during the first and last years of employment. The estimated annual benefits payable upon normal retirement under the Westinghouse Pension Plan for each of the Named Executive Officers is as follows: Mr. Staniar ($0); Mr. Lynch ($4,712); Ms. Bradley ($24,648); Mr. Cogan ($16,500); and Mr.
Purdom ($0). Mr. Purdom did not participate in the Westinghouse Pension Plan.

    Effective January 1, 1998, the career average compensation formula in the Knoll Pension Plan was increased from 1.45% to 1.55% of career compensation. This amendment was made retroactive to March 1, 1996. The terms of the Knoll Pension Plan are otherwise the same as those of the

Westinghouse Pension Plan. As of December 31, 1998, the estimated annual benefits payable upon normal retirement under the Knoll Pension Plan (with the amended formula) for each of the Named Executive Officers is as follows: Mr. Staniar ($6,898); Mr. Lynch ($6,898); Ms. Bradley ($6,898); Mr. Cogan ($6,898);
and Mr. Purdom ($6,101).

    Through the first two months of fiscal year 1996, Messrs. Staniar, Lynch and Cogan and Ms. Bradley also participated in the Westinghouse Executive Pension Program (the "Westinghouse Excess Plan"), which provides for benefits not payable by the Westinghouse Pension Plan because of limitations imposed by the Internal Revenue Code of 1986, as amended (the "Code"). The benefit formula for this plan is average total compensation and years of eligibility service multiplied by 1.47% minus amounts payable under the Westinghouse Pension Plan. The estimated annual benefits payable under this plan upon normal retirement for each of the Named Executive Officers is as follows: Mr. Staniar ($263,000); Mr. Lynch ($13,972); Ms. Bradley ($5,820); Mr. Cogan ($14,089); and Mr. Purdom ($0).
Mr. Purdom did not participate in the Westinghouse Excess Plan.

    Remuneration covered by the Westinghouse Pension Plan, the Knoll Pension Plan and the Westinghouse Excess Plan primarily includes salary and bonus, as set forth in the Summary Compensation Table. Under the Westinghouse Pension Plan, the Knoll Pension Plan and the Westinghouse Excess Plan, Messrs. Staniar, Lynch, Cogan and Purdom and Ms. Bradley have the following years of credited service, as of December 31, 1998: 0.00/2.83/15.44, 1.75/2.83/1.75,
7.14/2.83/5.498, 0.00/2.36/0.00 and 16.64/2.83/5.498 years, respectively.

    DIRECTOR COMPENSATION

    Directors who are not employees or officers of Knoll are paid a fee of $1,000 for each board meeting attended and are reimbursed for certain expenses in connection with attendance at board and committee meetings. Other than with respect to reimbursement of expenses, directors who are employees or officers of Knoll or Warburg do not receive additional compensation for services as a director.

    Knoll's Board of Directors appointed the Special Committee, consisting of Messrs. Amerman and Dolan, to determine the advisability and fairness to Knoll's stockholders of the proposed merger. The Board of Directors also determined to pay to the members of the Special Committee, in lieu of the standard fee paid to directors for serving on a committee of the Board of Directors, a one-time fee of $75,000 for serving on the Special Committee. The Board of Directors also determined to pay the fees and expenses of the Special Committee's financial and legal advisors, and to reimburse the members of the Special Committee for all of their out-of pocket travel and other expenses incurred in connection with each member's service on the Special Committee. The Board of Directors also determined that Knoll will, in consideration of the service of the members of the Special Committee thereon, indemnify and hold harmless each member of the Special Committee against any and all liabilities and expenses (including without limitation reasonable legal fees and expenses) arising in connection with such service, to the fullest extent permitted by Knoll's certificate of incorporation and bylaws, as currently in effect.

    EMPLOYMENT AGREEMENTS

    Knoll has entered into employment agreements with Burton B. Staniar, Knoll's Chairman of the Board, John H. Lynch, Knoll's President and Chief Executive Officer, and Andrew B. Cogan, Knoll's Executive Vice President--Marketing and Product Development, for terms which expired on March 1, 1999 and were each renewed pursuant to automatic one-year extensions. Such employment agreements will continue to renew automatically each March 1 unless either party gives 60 days notice not to renew. The agreements with Messrs. Staniar and Lynch provide for a base salary of $400,000, with a service bonus of 25% of base salary at the end of each calendar year, and a target annual bonus of

125% of base salary based on the attainment of targets set by the Board of Directors. The agreement with Mr. Cogan provides for a base salary of $250,000 and a target annual bonus of up to 100% of base salary based on the attainment of goals and objectives set by the Board of Directors. The agreements may be terminated at any time by Knoll, but if so terminated without "cause," or if Knoll fails to renew the agreements, Knoll must pay the employee 125% of one year's base salary (100% of base salary in the case of Mr. Cogan). The agreements also contain non-compete, non-solicitation (during the term of the agreement and for one year thereafter) and confidentiality provisions.

    In addition, Knoll has entered into a Letter Agreement, dated August 13, 1996, with Douglas J. Purdom. This agreement sets forth the initial starting salary, target bonus and stock grants to Mr. Purdom. Mr. Purdom's agreement provides that upon a "change of control" of Knoll during the term of the agreement, following which Mr. Purdom is terminated for reasons unrelated to his performance, Mr. Purdom will receive one year of base salary as severance in satisfaction of any claims he may have against Knoll. For purposes of Mr. Purdom's agreement, "change of control" means the sale of all or substantially all of the stock or assets of Knoll to a party unrelated with Warburg and will not mean the public offering of the stock of Knoll or any related entity.

    COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    During the year ended December 31, 1998, the compensation of Messrs. Staniar, Lynch, Cogan and Purdom was determined pursuant to employment agreements between such officers and Knoll. See "--Employment Agreements." Except as otherwise described herein, the 1998 compensation of each of Messrs. Staniar, Lynch, Cogan, Purdom and Ms. Bradley was determined by the Compensation Committee, comprised of Messrs. Amerman, Harris and Lapidus. The Compensation Committee and the Stock Option Committee, which is comprised of Messrs. Amerman and Dolan, were formed on July 22, 1997, shortly after the completion of Knoll's initial public offering in May of 1997. At that time, the Board adopted a charter for each committee. Prior to July 22, 1997, all grants of common stock and options under Knoll's 1996 and 1997 stock incentive plans were made at the discretion of a Stock Plan Committee of the Board of Directors comprised of Burton B. Staniar and Jeffrey A. Harris. Except for Messrs. Staniar, Lynch and Cogan, no member of the Board of Directors is or has been an officer or employee of Knoll. During the year ended December 31, 1998, no executive officer of Knoll served on any board of directors or compensation committee of any entity (other than Knoll) with which any member of the Board of Directors is affiliated.

    PERFORMANCE GRAPH

    The following graph compares the cumulative return on the common stock to such return for the Standard & Poor's ("S&P") 500 Composite Stock Price Index and an industry peer group (the "Peer Group") for the period commencing with the effective date of Knoll's initial public offering on May 9, 1997 (the "Initial Public Offering") and ending on December 31, 1998, assuming (i) $100 was invested on May 9, 1997 (the effective date of the Initial Public Offering for which the initial price to the public was $17.00 per share of common stock) and
(ii) reinvestment of dividends. The Peer Group consists of Herman Miller, Inc. ("Herman Miller"), HON INDUSTRIES Inc. ("HON") and Steelcase Inc. ("Steelcase"), since the initial public offering of Steelcase on February 17, 1998. Each of these companies is engaged in the manufacture of office furniture and believed by Knoll to have similar industry characteristics as Knoll and to provide services similar to those provided by Knoll. Prior to the initial public offering of Steelcase on February 17, 1998, the Peer Group consisted only of Herman Miller and HON (the "Old Peer Group"). The graph below represents the cumulative stockholder return as measured by the last sale price at the end of the period from May 9, 1997 through December 31, 1998. As depicted in the graph below, during this period, the cumulative total return (1) for the common stock was 74.3%, (2) for the S&P 500 Composite Stock Price Index was 53.0%, (3) for the Peer Group Index was -5.0% and (4) for the "Old" Peer Group was 20.7%.

                                                                  TOTAL RETURN
                                                       ----------------------------------
                        ISSUE                            5/9/97     12/31/97    12/31/98
-----------------------------------------------------  ----------  ----------  ----------
Knoll................................................    $100.000    $188.971    $174.265
S&P 500..............................................    $100.000    $118.997    $153.003
Herman Miller and HON................................    $100.000    $135.301    $120.744
Herman Miller, HON and Steelcase.....................    $100.000    $135.301     $95.017

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth certain information regarding the beneficial ownership of the common stock, as of June 25, 1999, by (1) each person known by Knoll to own beneficially more than 5% of the outstanding common stock, (2) each of Knoll's directors, (3) each of the Named Executive Officers of Knoll, and (4) all directors and executive officers of Knoll, as a group (17 persons). Except as set forth in the table, the business address of each person is 1235 Water Street, East Greenville, PA 18041. The information set forth in the table and the notes thereto is based solely upon information provided to Knoll directly by such stockholders. As described in the notes to the table, voting and/or dispositive power with respect to certain common stock is shared by the named individuals or entities. In these cases, such shares are shown as beneficially owned by each of those sharing voting and/or dispositive power.

                                                                                     NUMBER OF SHARES
BENEFICIAL OWNER (1)                                                                 COMMON STOCK (2)    PERCENTAGE
-----------------------------------------------------------------------------------  -----------------  -------------
Warburg, Pincus & Co. (3)..........................................................       20,981,956           53.0%
  466 Lexington Avenue
  New York, New York 10017
Burton B. Staniar (4)..............................................................        1,093,744            2.8
John H. Lynch......................................................................          720,896            1.8
Kathleen G. Bradley................................................................          200,919              *
Andrew B. Cogan....................................................................          307,584              *
Douglas J. Purdom..................................................................          220,491              *
John W. Amerman (5)................................................................           15,000              *
Robert J. Dolan (5)................................................................           15,000              *
Jeffrey A. Harris (6)..............................................................       20,995,731           53.1
Sidney Lapidus (6).................................................................       21,010,956           53.1
Kewsong Lee (6)....................................................................       20,984,856           53.0
Henry B. Schacht (7)...............................................................            5,000              *
All directors and executive officers as a group (17 persons).......................       23,911,326           60.0

------------------------------

*   Less than 1%.

(1) Percentages are calculated pursuant to Rule 13d-3 under the Exchange Act. Percentage calculations assume, for each person and group, that all restricted shares which vest within 60 days following June 25, 1999 and all shares which may be acquired by such person or group pursuant to options currently exercisable or which become exercisable within 60 days following June 25, 1999 are outstanding for the purpose of computing the percentage of common stock owned by such person or group. However, those unvested and unissued shares of common stock described above are not deemed to be outstanding for calculating the percentage of common stock owned by any other person. Except as otherwise indicated, the persons in this table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and subject to the information contained in the footnotes to this table. The number of shares outstanding for these purposes as of June 25, 1999 consists of 39,571,660 shares of common stock (excluding 1,073,703 restricted shares which have not yet vested).

(2) Excludes 94,183, 94,183, 75,347, 113,021, 75,346 and 565,103 restricted shares of common stock for Messrs. Staniar, Lynch, Cogan and Purdom, Ms. Bradley and all directors and executive officers as a group, respectively, which will not vest within 60 days, as well as options to purchase 10,000, 28,000, 10,000, 20,000, 113,019 and 539,058 shares of common stock held by
    Messrs. Amerman, Cogan, Dolan, Schacht and Ms. Bradley and all directors and executive officers as a group, respectively, which have not yet vested.

(3) Warburg directly owns 20,709,922 shares of common stock, and WP directly owns an additional 272,034 shares. The sole general partner of Warburg is WP. EMW manages Warburg. Additionally, as of June 25, 1999, WP may be deemed to beneficially own 674,304 shares of common stock held by its asset management affiliate, Warburg Pincus Asset Management, Inc., which WP may be deemed to control. WP disclaims beneficial ownership of such shares, for purposes of the Exchange Act or otherwise. The members of EMW are substantially the same as the partners of WP. Lionel I. Pincus is the managing partner of WP and the managing member of EMW and may be deemed to control both WP and EMW. WP has a 15% interest in the profits of Warburg as the general partner. Jeffrey A. Harris, Sidney Lapidus and Kewsong Lee, directors of Knoll, are Managing Directors and members of EMW and general partners of WP. As such, Messrs. Harris, Lapidus and Lee may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the

    Exchange Act) in an indeterminate portion of the shares beneficially owned by Warburg. See Note 6 below. Additionally, Mr. Schacht is a Director of and Senior Advisor to EMW.

(4) Excludes 62,500 shares owned by The Burton Foundation, of which Mr. Staniar is a Trustee. Mr. Staniar disclaims beneficial ownership of such shares owned by The Burton Foundation.

(5) Upon consummation of the Initial Public Offering in May 1997, Knoll granted each of Messrs. Amerman and Dolan options to purchase 25,000 shares of common stock. Twenty percent of these options vested upon grant. The terms of the grant provide for the remaining options to vest in four equal installments on the succeeding four anniversaries of the grant date.

(6) 20,709,922 and 272,034 of the shares indicated as owned by Messrs. Harris, Lapidus and Lee are owned directly by Warburg and WP, respectively, and are included because of the affiliation of such persons with Warburg and WP. Messrs. Harris, Lapidus and Lee disclaim "beneficial ownership" of these shares within the meaning of Rule 13d-3 under the Exchange Act. Messrs. Harris, Lapidus and Lee directly own of record 13,775, 29,000 and 2,900 shares of common stock, respectively. See Note 3 above.

(7) Upon his appointment to the Board in December 2, 1998, Knoll granted Mr. Schacht options to purchase 25,000 shares of common stock. Twenty percent of these options vested upon grant. The terms of the grant provide for the remaining options to vest in four equal installments on the succeeding four anniversaries of the grant date.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Under the Exchange Act, Knoll's directors and executive officers, and any persons holding more than 10% of the outstanding shares of common stock are required to report their initial ownership of common stock and any subsequent changes in that ownership to the SEC. Specific due dates for these reports have been established by the SEC, and Knoll is required to disclose any failure by such persons to file these reports in a timely manner during the 1998 fiscal year. Based solely upon Knoll's review of copies of such reports furnished to it, Knoll believes that during the 1998 fiscal year its executive officers and directors and the holders of more than 10% of the outstanding shares of common stock complied with all reporting requirements of Section 16(a) under the Exchange Act.

CERTAIN TRANSACTIONS IN THE SHARES OF COMMON STOCK

    There were no transactions in the shares of common stock that were effected during the past 60 days by Knoll or Warburg, or any of their respective subsidiaries, directors, executive officers or controlling persons.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    STOCKHOLDERS AGREEMENT AND VOTING AGREEMENT

    Warburg, NationsBanc Investment Corp. ("NationsBanc") and 12 senior members of management (each a "Holder" and collectively, the "Holders") and Knoll are parties to a Stockholders Agreement (the "Stockholders Agreement"), dated as of February 29, 1996, which governs certain matters related to corporate governance and registration of shares of common stock and preferred stock ("Registrable Securities") held by such Holders (other than shares acquired pursuant to Knoll's stock incentive plans).

    Pursuant to the Stockholders Agreement, Warburg is entitled to request on up to two occasions that Knoll file a registration statement under the Securities Act covering the sale of at least $25 million of shares of common stock, subject to certain conditions. If officers or directors of Knoll holding other securities of Knoll request inclusion of their securities in any such registration, or if holders of securities of Knoll other than Registrable Securities who are entitled, by contract with Knoll or otherwise, to have securities included in such a registration (the "Other Stockholders"), request such inclusion, the Holders will offer to include the securities of such officers, directors and Other Stockholders in any underwriting involved in such registration, provided, among other conditions, that the underwriter representative of any such offering has the right, subject to certain conditions, to limit the number of Registrable Securities included in the registration. Knoll may defer the registration for 120 days if it believes that it would be seriously detrimental to Knoll for such registration statement to be filed.

    The Stockholders Agreement further provides that, if Knoll proposes to register any of its securities (other than registrations related solely to employee benefit plans or pursuant to Rule 145 or on a form which does not permit secondary sales or does not include substantially the same information as would be required to be included in a registration statement covering the sale of Registrable Securities), either for its own account or for the account of other security holders, holders of Registrable Securities may require Knoll to include all or a portion of their Registrable Securities in the registration and in any underwriting involved therein, provided, among other conditions, that the underwriter representative of any such offering has the right, subject to certain conditions, to limit the number of Registrable Securities included in the registration. In addition, after Knoll becomes qualified to use Form S-3, the holders of Registrable Securities will have the right to request an unlimited number of registrations on Form S-3 to register at least $5 million of such shares, subject to certain conditions, provided that Knoll will not be required to effect such a registration within 180 days of the effective date of the most recent registration pursuant to this provision.

    In general, all fees, costs and expenses of such registrations (other than underwriting discounts and selling commissions applicable to sales of the Registrable Securities) and all fees and disbursements of counsel for the Holders will be borne by Knoll.

    The Stockholders Agreement provides that the original Board of Directors of Knoll was to be comprised of Messrs. Staniar, Lynch, Lapidus, Harris, Lee and John L. Vogelstein, an officer of EMW. Pursuant to the Stockholders Agreement, Warburg, NationsBanc and the other stockholders who are a party thereto (who hold in the aggregate a majority of the outstanding shares of common stock) have agreed to vote their shares of common stock for four directors nominated by Warburg if Warburg owns 50% or more of Knoll's outstanding shares of common stock, three directors if it owns 25% or more, two directors if it owns 15% or more and one director if it owns 5% or more.

    Warburg, WP and Knoll entered into a Voting Agreement dated September 11, 1998 pursuant to which Warburg and WP agreed that if, as the result of share repurchases by Knoll, their aggregate holdings of voting common stock exceed 49.9% of the then outstanding voting common stock of Knoll, then Warburg and WP will not cast a vote on any proposal as to which a vote is taken in excess of 49.9% of the total number of votes that may be cast on such proposal.

    ISSUANCE OF RESTRICTED SHARES OF COMMON STOCK

    In connection with the issuance of 4,144,030 restricted shares of common stock pursuant to Knoll's 1996 stock incentive plan established in connection with the acquisition of Knoll from Westinghouse, Warburg and Knoll also entered into separate Stockholders Agreements with all of Knoll's executive officers and other members of Knoll management. Pursuant to these agreements, persons deemed to be "insiders" within the meaning of Section 16 of the Exchange Act have agreed not to transfer their shares except (1) to members of their immediate families and other related or controlled entities, (2) to Warburg or an affiliate thereof or (3) to others upon five business days prior written notice to the Board of Directors. The restrictions on transfer will terminate when Warburg owns less than 10% of the outstanding shares of common stock. In addition, pursuant to these agreements, Knoll agreed that, if Knoll determined to register any shares of common stock for its own account or for the account of security holders, Knoll would include in such registration certain vested shares of common stock received by management pursuant to the 1996 stock incentive plan, subject to certain limited exceptions. In addition, management may request unlimited registrations of at least $5,000,000 of securities on Form S-3, provided that Knoll is not required to effect a registration pursuant to this provision within 180 days of the effective date of the most recent registration pursuant to this provision.

    Pursuant to the 1996 stock incentive plan, Knoll also entered into Restricted Share Agreements with each recipient of restricted shares of common stock, including each of Knoll's executive officers. Pursuant to these agreements, Mr. Staniar received 941,829 restricted shares, Mr. Lynch received 941,829 restricted shares, Mr. Cogan received 376,731 restricted shares, Ms. Bradley received 188,365 restricted shares and Mr. Purdom received 282,548 restricted shares. The agreements for each recipient other than Mr. Purdom were dated February 29, 1996, and Mr. Purdom's agreement was dated August 20, 1996. With respect to Messrs. Staniar and Lynch, 90% of the shares granted have vested and the remaining unvested shares will vest on March 1, 2000. With respect to Mr. Cogan, 80% of the shares granted have vested and the remaining unvested shares will vest on March 1, 2000. With respect to Ms. Bradley, 60% of the shares granted have vested and the remaining unvested shares will vest at the rate of 20% on each of March 1, 2000 and 2001. With respect to Mr. Purdom, 40% of the shares granted have vested and the remaining unvested shares will vest at the rate of 20% on each of August 20, 1999, 2000 and 2001. The agreements provide that upon the voluntary termination of employment for reasons other than death, disability or retirement at age 65, or (except in the case of Messrs. Staniar and Lynch) if the grantee's employment was terminated without cause, the nonvested restricted shares are to be immediately forfeited to Knoll. For all of such officers other than Messrs. Staniar, Lynch and Cogan, upon termination of the employment of such officers with cause, the agreements provide that Knoll may repurchase the shares of common stock at $0.10 per share.

    OTHER

    During the year ended December 31, 1998, Knoll paid $274,237.67 to Emanuela Frattini Magnusson for design services and product royalties, the bulk of which was payable pursuant to the terms of a July 1993 Design Development Agreement between Emanuela Frattini and Knoll pertaining to Knoll's
Propeller-Registered Trademark- product line. Emanuela Frattini Magnusson is the wife of Carl G. Magnusson, Knoll's Senior Vice President--Design.

    In connection with the Initial Public Offering and pursuant to an agreement, dated as of April 14, 1997, among Knoll, Warburg, NationsBanc, N.A. ("NationsBanc") and certain members of Knoll management, upon consummation of the Initial Public Offering 800,000 shares of Knoll's Series A 12% Participating Convertible Preferred Stock were redeemed for $80.0 million and 11,749,361 shares of common stock, and the remaining 802,998 shares of Series A Preferred Stock were converted into 15,691,558 shares of common stock. Further pursuant to such arrangement, (1) Warburg received $75.9 million and 25,024,481 shares of common stock, (2) NationsBanc received $4.1 million and 1,361,877 shares of common stock, (3) Messrs. Staniar, Lynch, Billstein, Cogan, Purdom, McCabe and Milberger received 400,736, 400,736, 6,249, 78,116, 78,116, 9,374 and 18,748
shares of common stock, respectively, and (4) Mmes. Bradley and Ellixson received 12,499 and 9,374 shares of common stock, respectively.

PROPOSAL THREE--RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS
  INDEPENDENT AUDITORS

    Upon recommendation of the Audit Committee, the Board of Directors has proposed that the stockholders ratify the appointment of the firm of Ernst & Young LLP to serve as the independent auditors of Knoll for the 1999 fiscal year until the 2000 annual meeting. Ernst & Young LLP has served as Knoll's independent auditors since 1996. It is expected that representatives of Ernst & Young LLP will be present at the annual meeting, both to respond to appropriate questions of stockholders of Knoll and to make a statement if they so desire.

RECOMMENDATION AND VOTE

    Assuming the presence of a quorum, the affirmative vote of the holders of a majority of the shares of common stock present, in person or by proxy, at the annual meeting and entitled to vote is necessary for the ratification of the appointment by the Board of Directors of Ernst & Young LLP for the 1999 fiscal year.

    THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE RATIFICATION OF ERNST & YOUNG LLP AS INDEPENDENT AUDITORS FOR KNOLL FOR THE 1999 FISCAL YEAR.

                                  THE COMPANY

    Knoll is engaged in the design, manufacture and distribution of office furniture products and accessories, focusing on the middle to high-end of the contract furniture market. Knoll's principal executive offices are located at 1235 Water Street, East Greenville, Pennsylvania 18041, and its telephone number is (215) 679-7991.

    PRODUCTS--Knoll offers a broad range of office furniture products and accessories that support Knoll's strategy of being a one-stop source for quality office furniture. Knoll's five basic product categories offered in North America are as follows: (1) office systems, (2) seating, (3) storage solutions and filing cabinets, (4) desks and casegoods and (5) tables. Knoll also offers specialty products that are sold under the KNOLLSTUDIO, KNOLLEXTRA, KNOLLTEXTILES and SPINNEYBECK names. KNOLLSTUDIO features Knoll's signature design classics, including high image side chairs, sofas, desks and tables for both office and home use, while KNOLLEXTRA, KNOLLTEXTILES and SPINNEYBECK feature products that complement Knoll's office system and seating product categories.

    The following is a description of Knoll's major product categories and lines:

    OFFICE SYSTEMS--Knoll offers a complete line of office system products, comprised mainly of the REFF, CURRENTS, MORRISON, EQUITY and DIVIDENDS product lines, in order to meet the needs of a variety of businesses. Office systems may be used for teamwork settings, private offices and open floor plans and are comprised of adjustable partitions, work surfaces, storage cabinets and electrical and lighting systems that can be moved, re-configured and re-used within the office. Office systems, therefore, offer a cost effective and flexible alternative to traditional drywall office construction. Knoll has focused on this area of the office furniture industry because it is the largest category, typically provides attractive gross margins and often leads to repeat and add-on sales of additional office systems, complementary furniture and furniture accessories. Office systems accounted for approximately 68.4% of Knoll's sales in 1998, 67.2% of sales in 1997 and 65.4% of sales in 1996.

    Knoll's CURRENTS and DIVIDENDS product lines were added to its office system offerings in 1998. These two new office systems address category segments and price points where Knoll's previous product offerings may have been limited and where management believes that demand for quality products has been under-served. Knoll believes its brand identity, superior design and complementary product offerings give it a competitive advantage in launching new products.

    SEATING--Knoll believes that the office seating market includes three major segments: the "appearance," "comfort" and "basic" segments. Key customer criteria in seating include superior ergonomics, aesthetics, comfort and quality, all of which Knoll believes to be consistent with its strengths and reputation. With its SAPPER, BULLDOG, PARACHUTE and SOHO product lines, Knoll has a complete offering of seating in the appearance and comfort segments at various price, appearance, comfort and performance levels. The majority of sales in the U.S. seating market are made to the same customers as are the office system sales.

    STORAGE SOLUTIONS AND FILING CABINETS--Knoll offers a variety of storage options, as part of its CALIBRE collection, designed to be integrated with its office systems as well as with its and others' stand-alone furniture. These products consist of stand-alone metal filing, storage and desk products that integrate into and support Knoll's office system sales. They also function as free-standing furniture in private offices or open-plan environments.

    DESKS AND CASEGOODS--Knoll's collections of stand-alone wood desks, bookshelves and credenzas are available in a range of designs and price points. These products combine contemporary styling with sophisticated workplace solutions and attract a wide variety of customers, ranging from those conducting large office reconfigurations to small retail purchasers.

    TABLES--Knoll offers two product lines in the tables category: INTERACTION tables and PROPELLER tables. INTERACTION tables are an innovative line of adjustable tables that are designed to be integrated into Knoll's office system lines and to provide customers with ergonomically superior work surfaces. These tables are also often sold as stand-alone products to non-systems customers. Knoll's award-winning line of PROPELLER meeting and conference tables provide advanced wire management and technology support while offering sufficient flexibility to allow end users to reconfigure a meeting room quickly and easily to accommodate their specific needs.

    KNOLLSTUDIO--Knoll's historically significant KNOLLSTUDIO collection serves the design-conscious segment of the fine contract furniture market, providing the architecture and design community and customers with sophisticated furniture for high-profile office and home uses. KNOLLSTUDIO provides a marketing umbrella for the full range of Knoll's office products and is recognized as the "design engine" of Knoll. KNOLLSTUDIO products, which include a wide variety of high image side chairs, sofas, desks and conference, training, side and dining tables, were created by many of this century's most prominent architects and designers, such as Ludwig Mies van der Rohe, Marcel Breuer, Eero Saarinen and Frank Gehry, for prestigious corporate and residential interiors. In 1998, Knoll introduced a signature collection of products that Maya Lin, the internationally-known designer of the National Veterans Memorial in Washington, D.C., designed for the KNOLLSTUDIO line. KNOLLSTUDIO includes complete collections by individual designers as well as distinctive single items.

    KNOLLEXTRA--KNOLLEXTRA is a rapidly growing line of desk and office accessories, including letter trays, sorters, binder bins, file holders, calendars, desk pads, planters, wastebaskets and bookends. KNOLLEXTRA also offers a number of computer accessories and ergonomic office products. Not only does this product line complement Knoll's office system products, but it is also sold to customers for use with other manufacturers' products.

    KNOLLTEXTILES--KNOLLTEXTILES offers a wide range of coverings for walls, panels and seating. KNOLLTEXTILES was established in 1947 to develop high quality fabrics for Knoll furniture. These products allow Knoll to distinguish its product offerings by providing specialty fabric options and flexibility in fabric selection and application. As it does with its furniture lines, Knoll uses many independent designers to create its fabrics, which has helped it establish what management believes to be a unique reputation for textile design. Not only are KNOLLTEXTILES coverings applied to Knoll furniture, but they are also sold to customers for use on other manufacturers' products, thereby allowing Knoll to benefit from its competitors' sales.

    LEATHER--Spinneybeck Enterprises, Inc., a wholly owned subsidiary of Knoll, supplies quality upholstery leather that is used on Knoll furniture and is sold to customers, primarily including other office furniture manufacturers, upholsters, aviation, custom coach and boating manufacturers and the architecture and design community, for use on their products.

    EUROPEAN PRODUCTS--Much like North America, Knoll Europe has product offerings that allow customers to single-source a complete office environment, including certain products designed specifically for the European market. Knoll Europe's core product categories include: (1) office systems, including the HANNAH DESKING SYSTEM and the PL1 SYSTEM, which are targeted to Northern Europe, the ALLESANDRI SYSTEM, which is targeted to the French market, and the SOHO DESKING SYSTEM, which has broad market appeal; (2) KNOLLSTUDIO, which serves the image and design-oriented segment of the fine furniture market; (3) seating, including a comprehensive range of chairs such as SAPPER, BULLDOG, PARACHUTE and SOHO; and (4) storage cabinets, which are designed to complement its office system products. Knoll also sells its products designed and manufactured in North America to the international operations of its core North American customers.

    PRODUCT DESIGN AND DEVELOPMENT--Knoll's design philosophy is linked to its commitment to working with some of the world's preeminent designers to develop products that delight and inspire. Knoll has won numerous design awards and has more than 30 products in the design collection of the Museum of

Modern Art. Knoll's collection of classic and current designs includes works by such internationally recognized architects and designers as Ludwig Mies van der Rohe, Marcel Breuer, Eero Saarinen, Harry Bertoia, Massimo Vignelli and Frank Gehry. Today, Knoll continues to engage prominent outside architects and designers, such as Maya Lin, to create new products and product enhancements. By combining the creative vision of architects and designers with a corporate commitment to products that address changing business needs, Knoll seeks to launch new offerings that achieve recognition in the architecture and design community and generate strong demand among corporate customers.

    An important part of Knoll's product development capabilities is its responsiveness to customer needs and flexibility to handle customized manufacturing requests. In order to develop products across its product range, Knoll works closely with independent designers from a number of industries. By utilizing these long-standing design relationships and listening to customers to analyze their needs, Knoll has been able to redesign and enhance its products in order to better meet customer preferences.

    SALES AND DISTRIBUTION--Knoll's customers are typically Fortune 1000 companies. Knoll employs approximately 350 direct sales representatives, who work closely with its approximately 220 independent dealers in North America to present Knoll's products to prospective customers. The sales force, in conjunction with the dealer network, has close relationships with architects, designers and corporate facility managers, who often have a significant influence on product selection for large orders.

    In addition to coordinating sales efforts with Knoll's sales representatives, Knoll's dealers generally handle project management, installation and maintenance for the account after the initial product selection and sale. Although many of these dealers also carry products of other manufacturers, none of them acts as a dealer for Knoll's principal direct competitors. Knoll has not experienced significant turnover in its dealer network except at its own initiative, as the dealer's economic investment in learning all aspects of a particular manufacturer's product offerings and the value of the relationships the dealer forms with Knoll and with customers discourage dealers from changing their vendor affiliations. Knoll is not dependent on any one of its dealers, the largest of which accounted for less than 5.0% of Knoll's North American sales in 1998. Additionally, no single customer represented more than 2.5% of Knoll's North American sales during 1998. However, a number of U.S. government agencies purchase Knoll's products through multiple contracts with the General Services Administration ("GSA"). Sales to government entities under the GSA contracts aggregated approximately 7.8% in 1998.

    In Europe, Knoll sells its products in largely the same manner as it does in North America, through a direct sales force and a network of dealers, though each major European market has its own distinct characteristics. Knoll Europe accounted for approximately 6.5% of Knoll's sales in 1998. In the Latin American and Asia-Pacific markets, which accounted for less than 1.5% of Knoll's sales in 1998, Knoll uses both dealers and independent licensees.

    MANUFACTURING AND OPERATIONS--Knoll operates four manufacturing sites in North America, with plants located in East Greenville, Pennsylvania; Grand Rapids and Muskegon, Michigan; and Toronto, Canada. In addition, Knoll has two plants in Italy: one in Foligno and one in Graffignana. All of Knoll's plants are registered under ISO 9000, an internationally developed set of quality criteria for manufacturing companies.

    RAW MATERIALS AND SUPPLIERS--Knoll's North America purchasing is centralized in its East Greenville facility. This centralization, in addition to close working relationships formed with its main suppliers, has enabled Knoll to focus on achieving purchasing economies and "just-in-time" inventory practices. Knoll uses steel, lumber, paper, paint, plastics, laminates, particleboard, veneers, glass, fabrics, leathers and upholstery filling material. Knoll currently does not maintain any long-term supply contracts and believes that the supply sources for these materials are adequate. Knoll does not rely on any sole source suppliers for any of its raw materials, except for certain electrical products.

    COMPETITION--The office furniture market is highly competitive. Office furniture companies compete on the basis of (1) product design, including performance, ergonomic and aesthetic factors, (2) product quality and durability, (3) price, (4) on-time delivery and (v) service and technical support. Pricing pressures, in particular, have begun to increase in Knoll's primary market. In the United States, where Knoll had an estimated 7.1% market share and derived approximately 90.4% of its sales in 1998, five companies (including Knoll) represent approximately 59.5% of the market.

    Some of Knoll's competitors, especially those in North America, are large and have significantly greater financial, marketing, manufacturing and technical resources than those of Knoll. Knoll's most significant competitors in its primary markets are Steelcase Inc., Herman Miller, Inc., Haworth, Inc. and, to a lesser extent, HON INDUSTRIES Inc. These competitors have a substantial volume of furniture installed at businesses throughout the country, providing a continual source of demand for further products and enhancements. Moreover, the products of these competitors have strong acceptance in the marketplace. Although Knoll believes that it has been able to compete successfully in its markets to date, there can be no assurance that it will be able to continue to do so in the future.

    The European market is highly fragmented, as the combined sales of the estimated top 50 manufacturers represent less than approximately 60.0% of the market. Based on the most recent publicly available trade information, Knoll believes that no single company holds more than a 10.0% share of the European market.

    PATENTS AND TRADEMARKS--Knoll has approximately 95 active United States utility patents on various components used in its products and systems and approximately 125 active United States design patents. Knoll also has approximately 200 patents in various foreign countries.
Knoll-Registered Trademark-, KnollStudio-Registered Trademark-, KnollExtra-Registered Trademark-, Good Design Is Good
Business-Registered Trademark-, Bulldog-Registered Trademark-, Calibre-Registered Trademark-, Currents-TM-, Dividends-TM-, Equity-Registered Trademark-, Parachute-Registered Trademark-, Propeller-Registered Trademark-, and Reff-TM- are Knoll trademarks. Knoll considers securing and protecting its intellectual property rights to be important to its business.

    EMPLOYEES--As of June 30, 1999, Knoll employed a total of 4,284 people, including 2,870 hourly and 1,414 salaried employees. The Grand Rapids, Michigan plant is the only unionized plant within the U.S., with the Carpenters and Joiners of America-Local 1615 having a four-year contract expiring August 26, 2002. Management believes that relations with this union are positive. In 1998, there was an unsuccessful attempt to unionize employees at Knoll's Muskegon, Michigan facility. Knoll believes that relations with its employees in Muskegon and throughout North America are good. Nonetheless, it is possible that Knoll employees may attempt to unionize in the future. Certain workers in Knoll's facilities in Italy are represented by unions. Knoll has experienced brief work stoppages from time to time at its plants in Italy, certain of which related to national or local issues. Such work stoppages have not materially affected Knoll.

    ENVIRONMENTAL MATTERS--Knoll believes that it is substantially in compliance with all applicable laws and regulations for the protection of the environment and the health and safety of its employees based upon existing facts known to management. Compliance with federal, state, local and foreign environmental regulations relating to the discharge of substances into the environment, the disposal of hazardous wastes and other related activities has had and will continue to have an impact on Knoll's operations, but has, since the formation of Knoll in 1990, been accomplished without having a material adverse effect on Knoll's operations. There can be no assurance that such regulations will not change in the future or that Knoll will not incur material costs as a result of such regulations. While it is difficult to estimate the timing and ultimate costs to be incurred due to uncertainties about the status of laws, regulations and technology, management presently has no planned expenditures of significant amounts for future environmental compliance. Knoll has trained staff responsible for monitoring compliance with environmental, health and safety requirements. Knoll's goal is to reduce and, wherever possible, eliminate the creation of hazardous waste in its manufacturing processes.

    Knoll has been identified as a potentially responsible party pursuant to the Comprehensive Environmental Response Compensation and Liability Act ("CERCLA") for remediation costs associated with waste disposal sites previously used by Knoll. CERCLA imposes liability without regard to fault or the legality of the disposal. The remediation costs at the CERCLA sites are unknown; however, Knoll does not expect its liability to be material to Knoll as a whole. At each of the sites, Knoll is one of many potentially responsible parties and expects to have only a small percentage of liability. At some of the sites, Knoll expects to qualify as a de minimis or de micromis contributor, eligible for a cash-out settlement. In addition, Westinghouse has agreed to indemnify Knoll for certain costs associated with CERCLA liabilities known as of the date of the acquisition of Knoll from Westinghouse.

                      MARKET PRICE INFORMATION; DIVIDENDS;
                     REPURCHASES OF SHARES OF COMMON STOCK

    The shares of Knoll common stock have been traded on the NYSE under the symbol "KNL" since May 9, 1997, the date of Knoll's initial public offering. The following table sets forth, for the periods indicated, high and low closing sales prices for the common stock as reported by the NYSE. Public Holders are encouraged to obtain current market quotations.

                      HIGH        LOW
                     -------    -------
1997
Second Quarter
 (commencing May 9,
 1997).............. $23 3/4    $17 1/4
Third Quarter.......  33 15/16   22 7/8
Fourth Quarter......  34 3/16    25 3/8
1998
First Quarter.......  42 1/8     29 3/8
Second Quarter......  40 9/16    27
Third Quarter.......  37         21 7/8
Fourth Quarter......  30 1/8     19 1/4
1999
First Quarter.......  29 15/16   15 1/4
Second Quarter......  26 3/4     23 3/4
Third Quarter
 (through
 September  ,
 1999)..............

    On March 23, 1999, the last full trading day prior to the day on which the initial merger proposal was announced, the per share high and low sales prices were $16 1/4 and $15 1/4, respectively. The closing price of the Knoll common stock was $24 13/16 on June 21, 1999, the last full trading day prior to the day on which the announcement of the execution of the Merger Agreement. As of such date, there were approximately 4,100 holders of record of the common stock.

    The credit agreement governing Knoll's revolving credit facility and the indenture relating to Knoll's 10 7/8% Senior Subordinated Notes due 2006 contain certain covenants that, among other things, limit Knoll's ability to incur additional indebtedness, purchase Knoll stock and pay dividends to its stockholders. Knoll has never paid any dividends on its common stock, and any future determination to pay dividends will depend on Knoll's results of operations, financial condition, capital requirements, contractual restrictions and other factors deemed relevant by the Board of Directors.

    Knoll completed an initial public offering of its common stock during the second quarter of 1997. An aggregate of 9,200,000 shares, including 720,000 shares sold by a selling stockholder, were sold during May and June 1997 at $17.00 per share.

    In September 1998, the Board of Directors approved a share repurchase program that authorized the repurchase of up to 3.0 million shares of Knoll common stock. On February 2, 1999, the Board of Directors approved an increase of 2.0 million shares to the program. During 1998, Knoll repurchased 1,707,700 shares of common stock for $38.8 million. 120,000 shares were repurchased during the three months ended September 30, 1998, at per share purchase prices ranging from $23.80 to $28.18, or an average price of $26.06, and 1,587,700 shares were repurchased during the three months ended December 31, 1998, at per share purchase prices ranging from $19.30 to $27.93, or an average price of $22.50. During the three months ended March 31, 1999, Knoll purchased 1,187,000 shares of its common stock for $28.7 million, at per share purchase prices ranging from $21.54 to $27.99, or an average per share price of $24.16. Since the inception of the share repurchase program in September 1998, Knoll purchased a total of 2,894,700 shares of its common stock for $67.5 million, or an average price of $23.33 per share. Other than in connection with such stock repurchase program, neither Knoll nor any of its affiliates, including Warburg (other than as described with respect to isolated purchases by certain directors and executive officers in this proxy statement) has purchased any shares of common stock in the open market since January 1, 1997.

                            SELECTED FINANCIAL DATA

    The following table presents (1) selected historical consolidated financial information of The Knoll Group, Inc. and related predecessor entities, as of the dates and for the periods indicated, (2) selected historical consolidated financial information of Knoll, as of the dates and for the periods indicated and (3) summary pro forma consolidated financial information of Knoll, for the periods indicated, after giving effect to the events described in the notes below. The selected historical consolidated financial information of The Knoll Group, Inc. and related predecessor entities for the periods ended December 31, 1994 and 1995 and February 29, 1996 and of Knoll for the periods ended December 31, 1996, 1997 and 1998 has been derived from audited financial statements of The Knoll Group, Inc. and related predecessor entities and Knoll, respectively. The selected historical consolidated financial information of Knoll for the three months ended March 31, 1998 and 1999 has been derived from Knoll's unaudited financial statements. The unaudited interim financial statements include all adjustments, consisting only of normal recurring accruals that Knoll considers necessary for a fair presentation of the financial position and results of operations for that period. The results of operations for any interim period are not necessarily indicative of results for the full fiscal year. The summary pro forma information does not purport to represent what Knoll's results actually would have been if such events had occurred at the dates indicated, nor does such information purport to project Knoll's results for any future period. The selected financial information should be read in conjunction with Consolidated Financial Statements of Knoll, the related Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are included elsewhere in this proxy statement.

                              THE KNOLL GROUP, INC.                                         KNOLL
                                  (PREDECESSOR)             ----------------------------------------------------------------------
                        ----------------------------------                                                                 THREE
                                                                                                       PRO FORMA          MONTHS
                             YEAR ENDED        TWO MONTHS    TEN MONTHS         YEAR ENDED             YEAR ENDED          ENDED
                            DECEMBER 31,         ENDED          ENDED          DECEMBER 31,           DECEMBER 31,       MARCH 31,
                        --------------------  FEBRUARY 29,  DECEMBER 31,   --------------------  ----------------------  ---------
                          1994       1995         1996          1996         1997       1998     1996 (1)(2)  1997 (2)     1998
                        ---------  ---------  ------------  -------------  ---------  ---------  -----------  ---------  ---------
                                  (IN THOUSANDS)                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA
Sales.................  $ 562,869  $ 620,892   $   90,232     $ 561,534    $ 810,857  $ 948,691   $ 651,766   $ 810,857  $ 220,775
Cost of sales (3).....    410,104    417,632       59,714       358,841      489,962    572,756     419,908     489,962    133,452
                        ---------  ---------  ------------  -------------  ---------  ---------  -----------  ---------  ---------
Gross profit..........    152,765    203,260       30,518       202,693      320,895    375,935     231,858     320,895     87,323
Provision for
  restructuring.......     29,180         --           --            --           --         --          --          --         --
Selling, general and
  administrative
  expenses (4)........    167,238    138,527       21,256       131,349      183,018    204,392     153,388     183,018     49,273
Westinghouse long-term
  incentive
  compensation (5)....         --         --       47,900            --           --         --          --          --         --
Allocated corporate
  expenses (3) (4)....      5,881      9,528          921            --           --         --          --          --         --
                        ---------  ---------  ------------  -------------  ---------  ---------  -----------  ---------  ---------
Operating in-
  come (loss).........    (49,534)    55,205      (39,559)       71,344      137,877    171,543      78,470     137,877     38,050
Interest expense......      3,225      1,430          340        32,952       25,075     16,860      34,359      22,373      4,583
Other income
  (expense), net......        699     (1,597)        (296)          447        1,667      2,732         151       1,667       (418)
                        ---------  ---------  ------------  -------------  ---------  ---------  -----------  ---------  ---------
Income (loss) before
  income tax expense
  (benefit) and
  extraordinary
  item................    (52,060)    52,178      (40,195)       38,839      114,469    157,415      44,262     117,171     33,049
Income tax expense
  (benefit)...........      7,713     22,846      (16,107)       16,844       48,026     64,371      19,094      49,096     13,239
                        ---------  ---------  ------------  -------------  ---------  ---------  -----------  ---------  ---------
Income (loss) before
  extraordinary
  item................    (59,773)    29,332      (24,088)       21,995       66,443     93,044      25,168      68,075     19,810
Extraordinary loss on
  early extinguishment
  of debt, net of
  taxes (6)...........         --         --           --         5,159        5,337         --          --          --         --
                        ---------  ---------  ------------  -------------  ---------  ---------  -----------  ---------  ---------
Net income (loss)
  (6).................  $ (59,773) $  29,332   $  (24,088)    $  16,836    $  61,106  $  93,044   $  25,168   $  68,075  $  19,810
                        ---------  ---------  ------------  -------------  ---------  ---------  -----------  ---------  ---------
                        ---------  ---------  ------------  -------------  ---------  ---------  -----------  ---------  ---------


                          1999
                        ---------

OPERATING DATA
Sales.................  $ 209,210
Cost of sales (3).....    127,663
                        ---------
Gross profit..........     81,547
Provision for
  restructuring.......         --
Selling, general and
  administrative
  expenses (4)........     45,413
Westinghouse long-term
  incentive
  compensation (5)....         --
Allocated corporate
  expenses (3) (4)....         --
                        ---------
Operating in-
  come (loss).........     36,134
Interest expense......      4,222
Other income
  (expense), net......       (398)
                        ---------
Income (loss) before
  income tax expense
  (benefit) and
  extraordinary
  item................     31,514
Income tax expense
  (benefit)...........     13,120
                        ---------
Income (loss) before
  extraordinary
  item................     18,394
Extraordinary loss on
  early extinguishment
  of debt, net of
  taxes (6)...........         --
                        ---------
Net income (loss)
  (6).................  $  18,394
                        ---------
                        ---------

                              THE KNOLL GROUP, INC.                                         KNOLL
                                  (PREDECESSOR)             ----------------------------------------------------------------------
                        ----------------------------------                                                                 THREE
                                                                                                       PRO FORMA          MONTHS
                             YEAR ENDED        TWO MONTHS    TEN MONTHS         YEAR ENDED             YEAR ENDED          ENDED
                            DECEMBER 31,         ENDED          ENDED          DECEMBER 31,           DECEMBER 31,       MARCH 31,
                        --------------------  FEBRUARY 29,  DECEMBER 31,   --------------------  ----------------------  ---------
                          1994       1995         1996          1996         1997       1998     1996 (1)(2)  1997 (2)     1998
                        ---------  ---------  ------------  -------------  ---------  ---------  -----------  ---------  ---------
                                  (IN THOUSANDS)                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
Earnings per share:
  Income before
    extraordinary item
    per share of
    common stock (7):
      Basic...........                                        $    0.71    $    1.78  $    2.25   $    0.64   $    1.69  $    0.48
      Diluted.........                                        $    0.63    $    1.64  $    2.14   $    0.58   $    1.57  $    0.45
  Net income per share
    of common stock
    (6) (7):
      Basic...........                                        $    0.54    $    1.64  $    2.25   $    0.64   $    1.69  $    0.48
      Diluted.........                                        $    0.48    $    1.51  $    2.14   $    0.58   $    1.57  $    0.45
  Weighted average
    shares of common
    stock (7):
      Basic...........                                           31,040       37,284     41,271      39,520      40,287     41,181
      Diluted.........                                           34,701       40,398     43,509      43,181      43,400     43,859

                          1999
                        ---------
Earnings per share:
  Income before
    extraordinary item
    per share of
    common stock (7):
      Basic...........  $    0.47
      Diluted.........  $    0.45
  Net income per share
    of common stock
    (6) (7):
      Basic...........  $    0.47
      Diluted.........  $    0.45
  Weighted average
    shares of common
    stock (7):
      Basic...........     39,553
      Diluted.........     41,225

                                        THE KNOLL GROUP,
                                       INC. (PREDECESSOR)                            KNOLL
                                      --------------------  -------------------------------------------------------
                                          DECEMBER 31,                DECEMBER 31,                  MARCH 31,
                                      --------------------  --------------------------------  ---------------------
                                        1994       1995       1996       1997        1998       1998        1999
                                      ---------  ---------  ---------  ---------  ----------  ---------  ----------
                                         (IN THOUSANDS)          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA
Working capital.....................  $  22,898  $  82,698  $  64,754  $  65,553  $   95,040  $  95,724  $  128,734
Total assets........................    705,316    656,710    675,712    680,859     714,027    682,923     689,809
Total long-term debt, including
  current portion...................     12,451      3,538    354,154    207,029     169,255    197,001     194,205
Total liabilities...................    247,310    176,259    497,908    392,570     370,177    370,839     355,458
Stockholders' equity................    458,006    480,451    177,804    288,289     343,850    312,084     334,351
Other data:
    Ratio of earnings to fixed
      charges (8)...................                                         5.1         8.9        7.2         7.3
    Book value per share............                                              $     8.23             $     8.23

------------------------------

(1) Reflects summary pro forma financial information of Knoll derived from the financial statements and notes thereto included in the Form 10-K filed by Knoll with the SEC for the year ended December 31, 1998, adjusted to reflect the completion of the acquisition of Knoll from Westinghouse, the application of the net proceeds of $160,000 from the sale of capital stock and related borrowings of $260,000 and $165,000 under Knoll's then-existing credit agreement and Knoll's 10 7/8% Senior Subordinated Notes due 2006 (the "Senior Subordinated Notes"), respectively, as if such events occurred at the beginning of the period.

(2) Reflects summary pro forma financial information of Knoll derived from the financial statements and notes thereto included in the Form 10-K filed by Knoll with the SEC for the year ended December 31, 1998, adjusted to reflect
    (1) the completion of Knoll's initial public offering, (2) the application of the net proceeds to Knoll of $133,440 therefrom, together with borrowings of $11,673 under Knoll's then-existing revolving credit facility, for the redemption of 800,000 shares of Series A 12.0% Participating Convertible Preferred Stock ("Series A Preferred Stock") for an aggregate redemption price of $80,000 in cash and 11,749,361 shares of common stock and for the redemption of an aggregate principal amount of $57,750 of the Senior Subordinated Notes for a total redemption price of $65,113 (including a redemption premium of $5,775 and accrued and unpaid interest thereon of $1,558) and (3) the conversion of the remaining 802,998 shares of Series A Preferred Stock into 15,691,558 shares of common stock as if such events occurred at the beginning of the respective periods.

(3) Pro forma 1996 cost of sales has been increased by (1) $801 to reflect an increase in amortization and depreciation resulting from the acquisition of Knoll from Westinghouse and (2) $552 to reflect the reclassification of a portion of allocated corporate expenses. The reclassified allocated corporate expenses approximate the replacement cost to Knoll for services formerly provided by Westinghouse to the predecessor, including (1) benefit expense related to the adoption of various independent benefit plans comparable to Westinghouse benefit plans and (2) the cost of services required to replace specific activities formerly provided by Westinghouse to the predecessor, including audit, tax, general ledger, accounts receivable, human resources, legal, insurance and data communications.

(4) Pro forma 1996 selling, general and administrative expenses have been increased by (1) $369 to reflect the reclassification of allocated corporate expenses which approximate the replacement cost to Knoll (described above in note 3) and (2) $414 to reflect an increase in amortization and depreciation resulting from the acquisition.

(5) Westinghouse long-term incentive compensation has been eliminated in pro forma 1996. Such compensation became payable from Westinghouse, and the amounts payable were established, as a result of consummation of the acquisition.

(6) The pro forma 1996 operating data presented does not include the $5,159 extraordinary loss on early extinguishment of debt, net of taxes. In addition, the pro forma operating data for the years ended December 31, 1996 and 1997 does not include an extraordinary loss of $5,337, net of taxes, associated with the early redemption of a portion of the Senior Subordinated Notes in connection with the initial public offering.

(7) Because of the redemption and conversion into common stock of the Series A Preferred Stock upon consummation of Knoll's initial public offering, historical net income per share amounts for the ten months ended December 31, 1996 and year ended December 31, 1997 are not presented herein. Earnings per share amounts for these periods are pro forma as they are based on the weighted average number of shares of common stock and potentially dilutive securities (nonvested stock grants and employee stock options) outstanding during the periods, after giving effect to the redemption and conversion into common stock of the Series A Preferred Stock assuming the redemption and conversion had occurred at the beginning of the periods presented. See
    Note 2 above.

(8) For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings before income taxes and extraordinary items, plus fixed charges. Fixed charges include interest expense on all indebtedness, amortization of deferred financing fees and one-third of rental expense on operating leases, which represents that portion of rental expense deemed to be attributable to interest.

                              RECENT DEVELOPMENTS

SECOND QUARTER RESULTS

    On July 21, 1999, Knoll announced its unaudited earnings for the three months ended June 30, 1999. Knoll announced that its sales for the three months ended June 30, 1999 were $253.7 million, an increase of 2.7% from $247.0 million for the same period of 1998. Knoll's operating income for the three months ended June 30, 1999 was $46.3 million, an increase of 2.2% from $45.3 million for the same period of 1998. During the three months ended June 30, 1999, Knoll incurred $3.0 million of expense related to the anticipated recapitalization of Knoll through the merger. Excluding the recapitalization expense, Knoll's diluted earnings per share for the three months ended June 30, 1999 were $0.61, an increase of 7.0% from diluted earnings per share of $0.57 for the same period of 1998. Knoll's 1999 earnings per share benefited from the impact of the repurchase of shares of Knoll common stock under Knoll's stock repurchase program.

    The following table sets forth selected unaudited financial data for the three months ended June 30, 1999. This information is not necessarily indicative of results for the full year ending December 31, 1999.

                                                                                        THREE MONTHS ENDED
                                                                                             JUNE 30,
                                                                                      ----------------------
                                                                                         1998        1999
                                                                                      ----------  ----------
                                                                                      (IN THOUSANDS, EXCEPT
                                                                                        PER SHARE AMOUNTS)
Sales...............................................................................  $  246,957  $  253,726

Operating Income....................................................................      45,282      46,296

Recapitalization Expense............................................................      --           3,000

Income Before Income Tax Expense....................................................      42,405      38,600

Income Tax Expense..................................................................      17,342      16,796

Net Income..........................................................................  $   25,063  $   21,804
                                                                                      ----------  ----------
                                                                                      ----------  ----------

Net Income per Share of Common Stock

  Basic.............................................................................  $     0.60  $     0.55

  Diluted...........................................................................  $     0.57  $     0.53

Weighted Average Shares of Common Stock Outstanding

  Basic.............................................................................      41,718      39,572

  Diluted...........................................................................      43,930      40,934

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

    The following discussion should be read in conjunction with the financial statements of Knoll and notes thereto beginning on page F-1.

OVERVIEW

    1998 was a record year for sales and earnings, which led to continued market share gains. Management believes Knoll's operating success was driven by progress made with Knoll's growth initiatives as well as benefits it continues to receive from strategic actions initiated in 1994 to reorganize business activities and manufacturing processes.

    Knoll made significant progress with its growth strategy in 1998. It introduced two new office system products, CURRENTS and DIVIDENDS, to enhance the breadth of its office system offerings and provide what management believes to be a very strong, comprehensive offering of office system products. Additionally, Knoll increased the size of its sales force and geographically expanded into secondary markets.

    The application of Knoll's growth strategy together with favorable industry dynamics had a significant effect on Knoll's results of operations and financial position in 1998. Revenues in the first quarter of 1999 were down compared to the first quarter of 1998 due principally to a slowdown in industry orders and sales levels.

RESULTS OF OPERATIONS

    SALES--Over the past two years, Knoll has experienced significant growth in sales. 1998 sales were up 17.0% from 1997 to $948.7 million. 1997 sales of $810.9 million were up 24.4%, or $159.1 million, from $651.8 million in sales for 1996. Knoll's sales growth resulted from increased volume, with the largest increase coming from sales of office systems, which management believes to be the largest and fastest growing product category in the industry. The Business and Institutional Furniture Manufacturer's Association estimates that U.S. sales of office systems were $4.6 billion, or 36.9% of total industry sales, in 1998. Office systems accounted for 68.4% of Knoll's sales in 1998, 67.2% of sales in 1997 and 65.4% of sales in 1996.

    Sales for the first quarter of 1999 were $209.2 million, a decrease of 5.3%, or $11.6 million, from first quarter 1998 sales of $220.8 million. Sales in the first quarter of 1999 were down primarily as a result of a slowdown in industry sales levels.

    GROSS PROFIT AND OPERATING INCOME--Knoll's gross profit and operating income as a percentage of sales are the highest of the public companies in the industry. Both have continued to benefit from increasing volume and a continued focus on cost control. As a percentage of Sales, gross profit was 39.6% for 1998 and 1997 and 35.6%, on a pro forma basis, for 1996 and operating income was 18.1% for 1998, 17.0% for 1997 and 12.0%, on a pro forma basis, for 1996.

    Although selling, general and administrative expenses increased on a relative dollar basis in 1998 compared to 1997 and in 1997 compared to pro forma 1996, such expenses decreased as a percentage of sales. The increases on a relative dollar basis were due primarily to incremental employee costs related to higher sales, profit and employment levels in 1998 and 1997 as well as increased expenses related to new product and technology initiatives in 1997. Knoll's 1998 selling, general and administrative expenses as a percentage of sales decreased to 21.5% for 1998 from 22.6% for 1997 and 23.5%, on a pro forma basis, for 1996.

    As a result of Knoll's continued focus on cost control, Knoll's gross profit and operating income as a percentage of sales remained strong despite lower sales volume in the first quarter of 1999. As a percentage of sales, gross profit was 39.0% for the first quarter of 1999 versus 39.6% for the first quarter of 1998 and operating income was 17.3% for the first quarter of 1999 versus 17.2% for the first quarter of 1998.

    Selling, general and administrative expenses for the first quarter of 1999 were $45.4 million, a decrease of 7.9%, or $3.9 million, from $49.3 million for the first quarter of 1998. This decrease was primarily due to lower employee costs related to reduced sales and profit levels. As a percentage of sales, Knoll's selling, general and administrative expenses decreased to 21.7% for the first quarter of 1999 from 22.3% for the first quarter of 1998.

    INTEREST EXPENSE--Since the acquisition of Knoll from Westinghouse, Knoll has continued to significantly reduce its debt. During the ten months ended December 31, 1996, Knoll prepaid $72.0 million of indebtedness under its then-existing credit facilities. In 1997, Knoll redeemed an aggregate principal amount of $57.8 million of its Senior Subordinated Notes and repaid $89.2 million of bank debt. Finally, in 1998, Knoll repaid $38.0 million of bank debt, which is lower than the prior two years in part due to the implementation of the share repurchase program. Knoll's interest expense was impacted favorably as a result of the continued overall reduction of debt as well as lower interest rates associated with the refinancing of its previously existing senior credit agreement in December 1996. See "--Liquidity and Capital Resources" for further discussion of the events discussed above.

    Interest expense for the first quarter of 1999 was $4.2 million compared to $4.6 million for the first quarter of 1998. The decrease in interest expense is principally due to lower outstanding debt balances during the first quarter of 1999 compared to the first quarter of 1998.

    INCOME TAX EXPENSE--With operations in the U.S., Canada and various countries in Europe, Knoll's effective tax rate is directly affected by the mix of pretax income and the varying effective tax rates attributable to the countries in which it operates. This changing mix is primarily responsible for the change in the effective tax rate from 43.7% in 1996, on a pro forma basis, to 42.0% in 1997 and 40.9% in 1998. Additionally, the change in the effective tax rate from 1996 to 1997 and from 1997 to 1998 has been impacted by the reduced effect of non-deductible expenses with the increase in pretax income.

    The changing mix referred to above is also primarily responsible for the change in the effective tax rate to 41.6% for the first quarter of 1999 from 40.1% for the first quarter of 1998. Additionally, the change in the effective tax rate from the first quarter of 1998 to the first quarter of 1999 has been impacted by the increased effect of nondeductible expenses with the decrease in pretax income.

    EXTRAORDINARY ITEMS--In connection with Knoll's May 1997 initial public offering, which is discussed below, Knoll executed an early redemption of an aggregate principal amount of $57.8 million of its Senior Subordinated Notes. As a result of this redemption, Knoll recorded an extraordinary loss of $5.3 million, net of a tax benefit of $3.5 million, in 1997. Such loss consisted of a $5.7 million premium paid and $3.1 million of unamortized financing costs that were written-off.

    Knoll also recorded an extraordinary loss of $5.2 million, net of a tax benefit of $3.3 million, in 1996 in connection with its strategic move to refinance its previously existing credit agreement on more favorable terms. This extraordinary loss consisted of the write-off of unamortized financing costs related to the refinanced debt.

    PRO FORMA NET INCOME AND NET INCOME PER SHARE AS ADJUSTED FOR THE INITIAL PUBLIC OFFERING (UNAUDITED SUPPLEMENTAL INFORMATION)--In May 1997, Knoll completed an initial public offering, generating net proceeds of $133.4 million from the sale of 8,480,000 shares of common stock. Knoll used those net proceeds together with $11.7 million borrowed under its then-existing revolving credit facility to redeem 800,000 shares of Series A Preferred Stock for $80.0 million and, as previously discussed, to redeem an aggregate principal amount of $57.8 million of the Senior Subordinated Notes for $65.1 million. If Knoll assumes that these events had occurred at the beginning of 1996, net income, on a pro forma as adjusted basis, would have increased 170.2% to $68.1 million ($1.57 per share diluted) for 1997 from $25.2 million ($0.58 per share diluted) for 1996 and historical net income of $93.0 million ($2.14 per share diluted) for 1998 would have grown 36.6% from pro forma as adjusted net income for 1997.

    EARNINGS PER SHARE--Knoll's diluted earnings per share for the first quarter of 1999 is unchanged from the first quarter of 1998 as lower net income was offset by the effect of the reduced number of shares of common stock outstanding that resulted from the repurchase of shares of common stock by Knoll under its share repurchase program that was implemented in September 1998.

LIQUIDITY AND CAPITAL RESOURCES

    The following table highlights certain key cash flow and capital information pertinent to the discussion that follows:

                                                                                                      THE KNOLL GROUP, INC.
                                                                                                          (PREDECESSOR)
                                                                                                      ---------------------
                            THREE MONTHS   THREE MONTHS       YEAR           YEAR       TEN MONTHS         TWO MONTHS
                                ENDED          ENDED          ENDED         ENDED          ENDED              ENDED
                              MARCH 31,      MARCH 31,    DECEMBER 31,   DECEMBER 31,  DECEMBER 31,       FEBRUARY 29,
                                1999           1998           1998           1997          1996               1996
                            -------------  -------------  -------------  ------------  -------------  ---------------------
                                                                                                         (IN THOUSANDS)
                                                         (IN THOUSANDS)
Cash provided by (used in)
  operating activities....    $   7,312      $  11,319      $ 114,563     $  135,262     $  89,502          $ (54,039)
Capital expenditures......        3,573          5,483         36,390         33,080        15,255              2,296
Net proceeds from
  (repayment of) long-term
  debt, excluding initial
  borrowing for the
  acquisition from
  Westinghouse............       25,000        (10,000)       (38,000)      (146,988)      (72,130)                --
Net proceeds from issuance
  of stock................          649          3,290          4,813        133,559       160,400                 --
Purchase of common stock..       28,675             --         38,849             --            --                 --

    Knoll continued to generate strong cash flow from operating activities in 1998 primarily as a result of its improved earnings before noncash items. Knoll's cash flow from operating activities for 1998 was lower than that generated for 1997 as a result of increased working capital that was partially due to increased volume and new product introductions. Free cash flow has generally been used to fund capital expenditures, working capital requirements and debt service, and, in 1998, the cash flow was also used to implement a share repurchase program.

    Knoll's capital expenditures for 1998 were primarily for new manufacturing equipment, additions to existing plants and information systems. The plant additions consisted of the expansion of three U.S. plants by an aggregate of approximately 139,000 square feet. Knoll estimates that capital expenditures for 1999 will be approximately $35.0 million.

    In September 1998, the Board of Directors approved a share repurchase program that authorized the repurchase of 3.0 million shares of Knoll common stock. On February 2, 1999, the Board of Directors approved an increase of 2.0 million shares to the program. During 1998, Knoll repurchased 1,707,700 shares of common stock for $38.8 million. As of March 24, 1999, Knoll purchased a total of 2,894,700 shares for $67.5 million under the program.

    During the ten months ended December 31, 1996, the acquisition of Knoll from Westinghouse had a significant impact on Knoll's investing and financing activities. The necessary capital to fund the acquisition was obtained from the issuance of stock for $160.0 million and debt of $425.0 million, of which $165.0 million was from the issuance of the Senior Subordinated Notes and $260.0 million was from senior credit facilities. The senior credit facilities were subsequently refinanced, in December 1996, on more favorable terms. Knoll was able to prepay $72.0 million of indebtedness under its credit facilities that existed in 1996.

    As previously discussed, in May 1997, Knoll completed an initial public offering that generated net proceeds of $133.4 million from its sale of 8,480,000 shares of common stock. Knoll used those net proceeds together with $11.7 million borrowed under its then-existing revolving credit facility to redeem 800,000 shares of Series A Preferred Stock for $80.0 million and to redeem an aggregate principal amount of $57.8 million of the Senior Subordinated Notes for $65.1 million (including a redemption premium of $5.7 million and accrued and unpaid interest thereon of $1.6 million). In addition to the redemption of a portion of the Senior Subordinated Notes, Knoll repaid $89.2 million of bank debt during 1997.

    On August 8, 1997, Knoll entered into a new senior credit agreement that modified certain terms of the agreement that it entered into in December 1996. The new agreement provides for a $275.0 million revolving credit facility that matures in August 2002. Borrowings under the new agreement bear interest at a floating rate based, at Knoll's option, upon (1) the Eurodollar rate (as defined therein) plus an applicable percentage which is subject to change based on Knoll's ratio of funded debt to EBITDA or (2) the greater of the federal funds rate plus 0.5% or the prime rate. The new credit agreement contains restrictive covenants, financial covenants and events of default. Among other things, the restrictive covenants limit Knoll's ability to incur additional indebtedness, pay dividends, purchase Knoll stock, make investments, grant liens and engage in certain other activities. During 1998, Knoll continued to reduce its outstanding indebtedness under this credit facility, as it repaid $38.0 million. As of December 31, 1998, Knoll had an aggregate of $212.6 million available for borrowing under the revolving credit facility.

    In addition to the revolving credit facility, Knoll had $107.2 million aggregate principal amount of Senior Subordinated Notes outstanding as of December 31, 1998. The Senior Subordinated Notes are subordinated to all of Knoll's existing and future senior indebtedness, including all indebtedness under the revolving credit facility. The indenture governing the terms of the Senior Subordinated Notes imposes certain restrictions on Knoll and its subsidiaries, including restrictions on the ability to incur indebtedness, pay dividends, purchase Knoll stock, make investments, grant liens and engage in certain other activities. Knoll may be required to purchase the Senior Subordinated Notes upon a change of control (as defined in the indenture) and in certain circumstances with the proceeds of asset sales. The Senior Subordinated Notes are redeemable at Knoll's option at any time after March 15, 2001, initially at 105.438% of their principal amount at maturity, plus accrued interest, declining to 100.0% of their principal amount at maturity, plus accrued interest, on or after March 15, 2004.

    Knoll's foreign subsidiaries maintain local credit facilities to provide credit for overdraft, working capital and other purposes. As of December 31, 1998, total credit available under such facilities was approximately $12.2 million, of which none had been utilized. Knoll believes that it is currently in compliance with all terms of its indebtedness.

    During the three months ended March 31, 1999, Knoll generated cash flow from operations of $7.3 million. Cash provided by operations resulted primarily from earnings before depreciation and amortization offset by cash used for working capital purposes, which was principally for the payment of December 31, 1998 accruals for employee costs related to 1998 sales and profits.

    Knoll borrowed $25.0 million under its revolving credit facility during the first quarter of 1999. These borrowings together with cash generated from operations were used to fund $3.6 million in capital expenditures and repurchase
1.2 million shares of Knoll common stock for $28.7 million.

    As of March 31, 1999, Knoll's ratio of debt to total capitalization was 36.7%, and Knoll had an aggregate of $197.0 million available for borrowing under its U.S. and European revolving credit facilities. Knoll continues to have significant liquidity requirements. In addition to working capital needs and the need to fund capital expenditures to support Knoll's growth initiatives, Knoll has cash requirements for debt service. Knoll believes that existing cash balances and cash flow from operating activities, together with borrowings available under the revolving credit facility, will be sufficient to fund working capital needs, capital spending requirements and debt service requirements for at least the next 12 months.

    If the merger is consummated, Knoll will incur significant additional debt under new financing arrangements. Management believes that Knoll's cash flows would be sufficient to service such additional debt as well as continue to fund working capital needs and capital expenditures.

INFLATION

    There was no significant impact on Knoll's operations as a result of inflation during the three years ended December 31, 1998 or the three months ended March 31, 1999.

BACKLOG

    Knoll's backlog of unfilled orders was $159.2 million at December 31, 1998 versus $141.3 million at December 31, 1997 and $161.7 million at March 31, 1999 versus $149.5 million at March 31, 1998. Knoll manufactures substantially all of its products to order and expects to fill substantially all outstanding unfilled orders within the next twelve months. As such, backlog is not a significant factor used to predict Knoll's long-term business prospects.

IMPACT OF YEAR 2000

    Knoll has certain existing computer programs that were written using two digits rather than four to define the applicable year. As a result, those computer programs have time-sensitive software that may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities. Knoll also has manufacturing equipment that contains embedded chips that may recognize a date using "00" as the year 1900 rather than the year 2000, which may result in a temporary inability to use such equipment in Knoll's manufacturing processes.

    In 1997, Knoll initiated a strategic project to replace and enhance its existing manufacturing and business systems (software and hardware) in North America with a new fully integrated system intended to enhance its order entry response time and accuracy, improve manufacturing processes, reduce delivery times, improve shipping accuracy and reduce fixed costs. While the decision to embark on this project was business related, the new software that Knoll will implement has been represented by the vendor to be year 2000 compliant. Therefore, the year 2000 issue is not expected to pose significant operational problems for Knoll's computer systems. However, if the new software is not implemented on a timely basis or fails to be fully year 2000 compliant, the year 2000 issue could have a material impact on Knoll's operations.

    Knoll has completed an evaluation of the information systems currently being used by its European operations and other potential European year 2000 issues and is taking actions to address the year 2000 issues that have been identified. Based upon information presently known, Knoll does not expect its European year 2000 issues to have a material adverse effect upon its results of operations.

    In North America, Knoll has installed and is utilizing the financial applications of the new system at all of its sites and has installed and is utilizing the new manufacturing application at three of four sites. In addition, Knoll has completed an inventory of its manufacturing equipment to identify equipment that contains embedded chips and is taking actions to address issues related to embedded chips that Knoll has determined may not be year 2000 compliant. Knoll anticipates that it will install all of the system applications and remedy the problems related to embedded chips that are not year 2000 compliant, through replacement or other satisfactory measures, by the third quarter of 1999. If Knoll successfully implements the new system and addresses issues associated with noncompliant embedded chips by the third quarter of 1999, the year 2000 issues associated with its information systems and manufacturing equipment would not be expected to have a material adverse effect on Knoll's operations. Knoll has experienced and expects to continue to experience operational issues related to the project implementation. Knoll has been developing and will continue to develop and implement plans to address these issues as they arise.

    In the event Knoll is unable to complete the implementation of the project on a timely basis, Knoll's ability to take customer orders, manufacture and deliver product on a timely basis, invoice customers and collect payments may be impaired. Knoll can not reasonably estimate at this time the amount of lost revenue or additional expenses that might be expected in this scenario. Failure to implement the project on a timely basis could have a material adverse effect on Knoll.

    Knoll currently does not have a contingency plan in place. However, Knoll continually evaluates the status of completion and whether or not a contingency plan is or may be necessary. Knoll would tailor any contingency plan to address the issue in question and attempt to minimize the impact upon Knoll's operations and customers.

    Knoll estimates that the total project cost will be approximately $32.7 million, of which approximately 70% will be expensed and 30% will be capitalized. Through March 31, 1999, Knoll has incurred expenditures of approximately $25.6 million ($18.2 million expense and $7.4 million capital) related to the project. The project is being funded with cash flows from operations. The estimated cost of the project has not constrained Knoll's information systems budget or materially affected other necessary information systems activities.

    The costs and completion date of the project are based on the best estimates of management, which were derived utilizing numerous assumptions of future events, including the continued availability of certain technical and consulting resources. There can be no guarantee that these estimates are accurate. Actual results could differ materially from those anticipated and, therefore, could have a material adverse effect on Knoll's operations.

    As the year 2000 issue is a global concern, Knoll's operations could be materially adversely affected by circumstances beyond its control. Disruptions in the economy generally resulting from year 2000 issues could materially adversely affect Knoll. Additionally, the year 2000 readiness of Knoll's vendors, dealers and other third parties (such as utility companies, the U.S. government and customers) on which it relies could impact Knoll's operations. Although Knoll's systems do not interface directly with those of third parties, the inability of these other parties to complete their year 2000 initiatives in a timely manner could have a material adverse effect on Knoll.

    Knoll has no means of ensuring that its vendors, dealers and other third parties will be year 2000 compliant in a timely manner. However, Knoll is actively working to determine the year 2000 readiness of these parties and to determine the actions, if any, that would be necessary to help minimize any potential adverse impact on Knoll. Knoll is formally communicating with vendors, dealers and certain other third parties through questionnaires and on-site visits. For those vendors that Knoll deems to be at risk of not being adequately prepared for the year 2000, Knoll has or will attempt to seek alternate sources for procuring product or supplies, build inventories or develop an appropriate contingency plan. To date,

Knoll is not aware of any third-party year 2000 issue that is expected to materially adversely impact Knoll's operations.

ENVIRONMENTAL MATTERS

    The past and present business operations of Knoll and the past and present ownership and operation of manufacturing plants on real property by Knoll are subject to extensive and changing federal, state, local and foreign environmental laws and regulations. As a result, Knoll is involved from time to time in administrative and judicial proceedings and inquiries relating to environmental matters. Knoll cannot predict what environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted or what environmental conditions may be found to exist. Compliance with more stringent laws or regulations, or stricter interpretation of existing laws, may require additional expenditures by Knoll, some of which may be material. Knoll has been identified as a potentially responsible party pursuant to CERCLA for remediation costs associated with waste disposal sites previously used by Knoll. The remediation costs at these CERCLA sites are unknown, but Knoll does not expect any liability it may have under CERCLA to be material, based on the information presently known to Knoll. In addition, Westinghouse has agreed to indemnify Knoll for certain costs associated with CERCLA liabilities known as of the date of the acquisition of Knoll from Westinghouse.

           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    During the normal course of business, Knoll is routinely subjected to market risk associated with interest rate movements and foreign currency exchange rate movements. Interest rate risk arises from Knoll's debt obligations and related interest rate collar agreements. Foreign currency exchange rate risk arises from Knoll's foreign operations and purchases of inventory from foreign suppliers.

INTEREST RATE RISK

    Knoll has both fixed and variable rate debt obligations for other than trading purposes that are denominated in U.S. dollars. Changes in interest rates have different impacts on the fixed and variable rate portions of the debt. A change in interest rates impacts the interest incurred and cash paid on the variable rate debt but does not impact the interest incurred or cash paid on the fixed rate debt.

    Knoll uses interest rate collar agreements for other than trading purposes in order to manage its exposure to fluctuations in interest rates on its variable rate debt. Such agreements effectively set agreed-upon maximum and minimum rates on a notional principal amount and utilize the London Interbank Offered Rate ("LIBOR") as a floating rate reference. The notional amounts are utilized to measure the amount of interest to be paid or received and do not represent the amount of exposure to credit loss. Fluctuations in LIBOR impact both the net financial instrument position and the amount of cash to be paid or received, if any. During the year ended December 31, 1998, Knoll was not required to make nor was it entitled to receive any payments as a result of these hedging activities.

    Knoll will continue to review its exposure to interest rate fluctuations and evaluate whether it should manage such exposure through hedging transactions.

    The following table summarizes Knoll's market risks associated with its debt obligations and interest rate collar agreements as of December 31, 1998. For debt obligations, the table presents principal cash flows and average interest rates by year of maturity. Variable interest rates presented for variable rate debt represent the weighted average interest rates on Knoll's revolving credit facility borrowings as of December 31, 1998. For interest rate caps and floors, the table presents the notional amounts and related interest rates by year of maturity. The forward rates presented for the caps and floors are the average forward rates for the term of each contract.

                                    1999       2000       2001       2002       2003     THEREAFTER     TOTAL    FAIR VALUE
                                  ---------  ---------  ---------  ---------  ---------  -----------  ---------  -----------
                                                                    (DOLLARS IN THOUSANDS)
RATE SENSITIVE LIABILITIES
Long-term Debt:
  Fixed Rate....................         --         --         --  $      81  $     100   $ 108,074   $ 108,255   $ 120,394
    Average Interest Rate.......     10.79%     10.79%     10.79%     10.79%     10.80%      10.80%
  Variable Rate.................  $  10,000         --         --  $  51,000         --          --   $  61,000   $  61,000
    Average Interest Rate.......      5.76%      5.76%      5.76%      5.76%         --          --

RATE SENSITIVE DERIVATIVE
  FINANCIAL INSTRUMENTS
Interest Rate Caps:
  Notional Amount...............  $ 115,000         --         --         --         --          --   $ 115,000          --
  Strike Rate...................      7.97%         --         --         --         --          --
  Forward Rate..................      5.06%         --         --         --         --          --
Interest Rate Floors:
  Notional Amount...............  $ 115,000         --         --         --         --          --   $ 115,000          --
  Strike Rate...................      5.05%         --         --         --         --          --
  Forward Rate..................      5.06%         --         --         --         --          --

    As of March 31, 1999, Knoll had $86.0 million of variable rate debt outstanding, which is an increase of $25.0 million from December 31, 1998. The fair value of this debt continues to approximate its carrying amount.

FOREIGN CURRENCY EXCHANGE RATE RISK

    Knoll manufactures its products in the United States, Canada and Italy and sells its products in those markets as well as in other European countries. Knoll's foreign sales and certain expenses are transacted in foreign currencies. The production costs, profit margins and competitive position of Knoll are affected by the strength of the currencies in countries where it manufactures or purchases goods relative to the strength of the currencies in countries where its products are sold. Additionally, as Knoll's reporting currency is the U.S. dollar, Knoll's financial position is affected by the strength of the currencies in countries where Knoll has operations relative to the strength of the U.S. dollar. The principal foreign currencies in which Knoll conducts business are the Canadian dollar and the Italian lira. For the year ended December 31, 1998, approximately 9.6% of Knoll's revenues and 27.3% of Knoll's expenses were denominated in currencies other than the U.S. dollar. Foreign currency exchange rate fluctuations did not have a material impact on Knoll's financial results during 1998.

    Knoll generally does not hedge its foreign currency exposure. However, from time to time, Knoll enters into foreign currency forward exchange contracts to manage its exposure to foreign exchange rates associated with purchases of inventory from foreign suppliers. The terms of these contracts are generally less than a year. Material gains and losses on these contracts are recognized in income in the period the value of the contract changes. The contract amounts outstanding at December 31, 1998 as well as the amount of gains and losses recorded during the year ended December 31, 1998 are not material. Additionally, Knoll does not anticipate any material adverse effect on its results of operations or financial position relating to these foreign currency forward exchange contracts.

           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

    Certain portions of this proxy statement, including "Management's Discussion and Analysis of Financial Condition and Results of Operations," contain various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which represent Knoll's expectations or beliefs concerning future events. Forward-looking statements relate to future operations, strategies, financial results or other developments and are not based on historical information. In particular, statements using verbs such as "anticipates," "believes," "estimates," "expects" or words of similar meaning generally involve forward-looking statements.

    Knoll cautions that its forward-looking statements are further qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements. Such factors include, without limitation, the highly competitive nature of the market in which Knoll competes, including the introduction of new products, pricing changes by Knoll's competitors and growth rates of the office systems category; risks associated with Knoll's growth strategy, including the risk that Knoll's introduction of new products will not achieve the same degree of success achieved historically by Knoll's products; implementation of Knoll's information systems project, which could impair Knoll's operations if not implemented successfully or on time; Knoll's dependence on key personnel; the ability of Knoll to maintain its relationships with its dealers; Knoll's indebtedness, which requires a portion of Knoll's cash flow from operations to be dedicated to debt service, making such cash flow unavailable for other purposes, and which could limit Knoll's flexibility in reacting to changes in its industry or economic conditions generally; Knoll's reliance on its patents and other intellectual property; environmental laws and regulations, including those that may be enacted in the future, that affect the ownership and operation of Knoll's manufacturing plants; risks relating to potential labor disruptions; fluctuations in foreign currency exchange rates; possible risks relating to year 2000 issues; and fluctuations in industry revenues driven by a variety of macroeconomic factors, including white-collar employment levels and corporate cash flows, as well as by a variety of industry factors such as corporate reengineering and restructuring, technology demands, ergonomic, health and safety concerns and corporate relocations.

                                 OTHER MATTERS

PROPOSALS BY KNOLL STOCKHOLDERS

    If the merger is consummated, there will be no public stockholders of Knoll and no public participation in any future meetings of stockholders of Knoll. However, if the merger is not consummated, Knoll's public stockholders will continue to be entitled to attend and participate in Knoll's stockholder meetings. If the merger is not consummated, the next annual meeting of Stockholders is expected to be held on or about May 15, 2000. If any Knoll stockholder wishes to present a proposal intended to be presented at the 2000 annual meeting, notice must be received by Knoll no later than December 15, 1999 in order to be considered by the Board of Directors for inclusion in the proxy statement to be used in connection with the 2000 annual meeting.

    In order for a stockholder to bring other business before a stockholder meeting, timely notice must be received by Knoll within the time limits described above. Such notice must include a description of the proposed business, the reasons therefor, and other specific matters. These requirements are separate from and in addition to the requirements a stockholder must meet to have a proposal considered for inclusion in Knoll's 2000 proxy statement. Proposals should be sent to the Secretary of Knoll, whose address is c/o Knoll, Inc., 1235 Water Street, East Greenville, Pennsylvania 18041.

WHERE YOU CAN FIND MORE INFORMATION

    As required by law, Knoll files reports, proxy statements and other information with the SEC. Because the merger is a "going-private" transaction, Knoll and the Continuing Stockholders have filed with the SEC a Rule 13E-3 Transaction Statement on Schedule 13E-3 with respect to the merger. This proxy statement does not contain all of the information set forth in the Schedule 13E-3 and the exhibits thereto, certain parts of which are omitted in accordance with the rules and regulations of the SEC.

    You can inspect and copy these materials at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the following Regional Offices of the SEC: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, Suite 1300, New York, New York 10048. For further information concerning the SEC's public reference rooms, you may call the SEC at 1-800-SEC-0330. Some of this information may also be accessed on the World Wide Web through the SEC's Internet address at "http://www.sec.gov." Knoll's shares are listed on the NYSE, and materials may also be inspected at its offices, 20 Broad Street, New York, New York 10005.

    You should rely on the information contained in this proxy statement. Knoll has not authorized anyone to give any information different from the information
contained in this proxy statement. This proxy statement is dated September   ,
1999. You should not assume that the information contained in this proxy statement is accurate as of any later date, and the mailing of this proxy statement to stockholders will not create any implication to the contrary.

              OTHER MATTERS TO BE CONSIDERED AT THE ANNUAL MEETING

    The Board of Directors knows of no additional matters that will be presented for consideration at the annual meeting. Execution of the accompanying proxy, however, confers on the designated proxy holders discretionary authority to vote the shares of common stock covered thereby in accordance with their best judgment on such other business, if any, that may properly come before, and all matters incident to the conduct of, the annual meeting or any adjournments or postponements thereof.

                                              By Order of the Board of Directors,

                                              /s/ PATRICK A. MILBERGER
                                              ---------------------------------------------
                                              Patrick A. Milberger
                                              SECRETARY

September   , 1999

                                  KNOLL, INC.
                         INDEX TO FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
Condensed Consolidated Balance Sheets at March 31, 1999 and December 31, 1998..............................        F-2
Condensed Consolidated Statements of Operations for the Three Months Ended March 31, 1999 and 1998.........        F-3
Condensed Consolidated Statements of Cash Flows for the Three Months Ended March 31, 1999 and 1998.........        F-4
Notes to the Condensed Consolidated Financial Statements...................................................        F-5

AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Auditors.............................................................................        F-7
Consolidated Balance Sheets at December 31, 1998 and 1997..................................................        F-8
Consolidated Statements of Operations for the Years Ended December 31, 1998 and 1997, the Ten Months Ended
  December 31, 1996 and the Two Months Ended February 29, 1996 (Predecessor)...............................        F-9
Consolidated Statements of Cash Flows for the Years Ended December 31, 1998 and 1997, the Ten Months Ended
  December 31, 1996 and the Two Months Ended February 29, 1996 (Predecessor)...............................       F-10
Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 1998 and 1997,
  the Ten Months Ended December 31, 1996 and the Two Months Ended February 29, 1996 (Predecessor)..........       F-11
Notes to the Consolidated Financial Statements.............................................................       F-12

Schedule II--Valuation and Qualifying Accounts.............................................................       F-45

                                  KNOLL, INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                  (UNAUDITED)

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                MARCH 31, 1999  DECEMBER 31, 1998
                                                                                --------------  -----------------
                                    ASSETS
Current assets:
  Cash and cash equivalents...................................................    $   17,906       $    17,465
  Customer receivables, net...................................................       116,686           137,956
  Inventories.................................................................        79,682            77,113
  Deferred income taxes.......................................................        19,925            21,067
  Prepaid and other current assets............................................        10,163             9,842
                                                                                --------------        --------
    Total current assets......................................................       244,362           263,443
Property, plant and equipment.................................................       261,361           257,970
Accumulated depreciation......................................................       (78,473)          (71,803)
                                                                                --------------        --------
    Property, plant and equipment, net........................................       182,888           186,167
Intangible assets.............................................................       282,242           282,197
Accumulated amortization......................................................       (24,123)          (22,154)
                                                                                --------------        --------
    Intangible assets, net....................................................       258,119           260,043
Other noncurrent assets.......................................................         4,440             4,374
                                                                                --------------        --------
    Total Assets..............................................................    $  689,809       $   714,027
                                                                                --------------        --------
                                                                                --------------        --------
                     LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt........................................    $       --       $    10,000
  Accounts payable............................................................        50,113            59,551
  Income taxes payable........................................................         6,927             7,096
  Other current liabilities...................................................        58,588            91,756
                                                                                --------------        --------
    Total current liabilities.................................................       115,628           168,403
Long-term debt................................................................       194,205           159,255
Postretirement benefits other than pensions...................................        18,769            18,450
Other noncurrent liabilities..................................................        26,856            24,069
                                                                                --------------        --------
    Total liabilities.........................................................       355,458           370,177
                                                                                --------------        --------
Stockholders' equity:
  Common stock, $0.01 par value; 100,000,000 shares authorized; 40,645,363 shares issued and outstanding (net of 2,894,700 treasury shares) in 1999 and 41,799,499 shares issued and outstanding (net of 1,707,700 treasury
    shares) in 1998...........................................................           406               418
  Additional paid-in-capital..................................................       153,783           181,792
  Unearned stock grant compensation...........................................          (642)             (712)
  Retained earnings...........................................................       189,380           170,986
  Accumulated other comprehensive income......................................        (8,576)           (8,634)
                                                                                --------------        --------
    Total stockholders' equity................................................       334,351           343,850
                                                                                --------------        --------
    Total Liabilities and Stockholders' Equity................................    $  689,809       $   714,027
                                                                                --------------        --------
                                                                                --------------        --------

                            See accompanying notes.

                                  KNOLL, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                  (UNAUDITED)

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                              THREE MONTHS ENDED
                                                                                                  MARCH 31,
                                                                                            ----------------------
                                                                                               1999        1998
                                                                                            ----------  ----------
Sales.....................................................................................  $  209,210  $  220,775
Cost of sales.............................................................................     127,663     133,452
                                                                                            ----------  ----------
Gross profit..............................................................................      81,547      87,323
Selling, general and administrative expenses..............................................      45,413      49,273
                                                                                            ----------  ----------
Operating income..........................................................................      36,134      38,050
Interest expense..........................................................................       4,222       4,583
Other expense, net........................................................................         398         418
                                                                                            ----------  ----------
Income before income tax expense..........................................................      31,514      33,049
Income tax expense........................................................................      13,120      13,239
                                                                                            ----------  ----------
Net income................................................................................  $   18,394  $   19,810
                                                                                            ----------  ----------
                                                                                            ----------  ----------
Earnings per share:
  Basic...................................................................................  $     0.47  $     0.48
  Diluted.................................................................................  $     0.45  $     0.45
Weighted average shares of common stock outstanding:
  Basic...................................................................................      39,553      41,181
  Diluted.................................................................................      41,225      43,859

                            See accompanying notes.

                                  KNOLL, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                  (UNAUDITED)

                                 (IN THOUSANDS)

                                                                                               THREE MONTHS ENDED
                                                                                                   MARCH 31,
                                                                                              --------------------
                                                                                                1999       1998
                                                                                              ---------  ---------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income..................................................................................  $  18,394  $  19,810
Adjustments to reconcile net income to cash provided by operating activities:
  Depreciation and amortization.............................................................      8,553      9,579
  Other noncash items.......................................................................        620        376
  Changes in assets and liabilities:
    Customer receivables....................................................................     20,709       (184)
    Inventories.............................................................................     (2,928)    (6,728)
    Accounts payable........................................................................     (8,918)      (212)
    Current and deferred income taxes.......................................................      2,230      2,677
    Other current assets and liabilities....................................................    (33,596)   (14,660)
    Other noncurrent assets and liabilities.................................................      2,248        661
                                                                                              ---------  ---------
Cash provided by operating activities.......................................................      7,312     11,319
                                                                                              ---------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment..................................................     (3,573)    (5,483)
Proceeds from sale of assets................................................................         66          7
                                                                                              ---------  ---------
Cash used in investing activities...........................................................     (3,507)    (5,476)
                                                                                              ---------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from (repayment of) revolving credit facility, net.................................     25,000    (10,000)
Net proceeds from issuance of stock.........................................................        649      3,290
Purchase of common stock....................................................................    (28,675)        --
                                                                                              ---------  ---------
Cash used in financing activities...........................................................     (3,026)    (6,710)
                                                                                              ---------  ---------
Effect of exchange rate changes on cash and cash equivalents................................       (338)      (231)
                                                                                              ---------  ---------
Increase (decrease) in cash and cash equivalents............................................        441     (1,098)
Cash and cash equivalents at beginning of period............................................     17,465     10,790
                                                                                              ---------  ---------
Cash and cash equivalents at end of period..................................................  $  17,906  $   9,692
                                                                                              ---------  ---------
                                                                                              ---------  ---------

                            See accompanying notes.

                                  KNOLL, INC.

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                 MARCH 31, 1999

                                  (UNAUDITED)

1. BASIS OF PRESENTATION

    The accompanying unaudited condensed consolidated financial statements of Knoll, Inc. (the "Company" or "Knoll") have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X and therefore do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation are reflected in the condensed consolidated financial statements. The condensed consolidated balance sheet as of December 31, 1998 is derived from the Company's 1998 audited balance sheet. The unaudited condensed consolidated financial statements and notes thereto should be read in conjunction with the consolidated financial statements and notes thereto contained in the Company's annual report on Form 10-K for the year ended December 31, 1998. The results of operations for the three months ended March 31, 1999 are not necessarily indicative of the results to be expected for the full year ending December 31, 1999.

2. PROPOSAL TO ACQUIRE SHARES OWNED BY PUBLIC STOCKHOLDERS

    On June 21, 1999, the Company announced that it has entered into a merger agreement (which was amended on July 29, 1999) with Warburg, Pincus Ventures, L.P. ("Warburg"), which provides that a newly formed entity to be organized by Warburg would merge with and into Knoll. In the merger, the public shareholders of Knoll would receive $28.00 per share in cash for the approximately 17.7 million shares owned by them, representing approximately 40% of the shares outstanding. The merger agreement was approved and adopted by the board of directors of the Company following the unanimous recommendation by a special committee of independent directors.

    The merger is subject to, among other things, (1) approval at the Company's 1999 annual meeting by the holders of at least a majority of the outstanding Knoll common stock, (2) receipt of financing for the transaction as provided in the merger agreement and (3) receipt of consents to the merger from the holders of a majority of Knoll's outstanding senior subordinated notes. Knoll has received a commitment from Bank of America, N.A., The Chase Manhattan Bank and Merrill Lynch & Co. to provide, subject to certain conditions, the financing necessary to complete the merger. The merger is expected to be completed in October 1999.

    The Company also announced that it has entered into a memorandum of understanding with counsel to the plaintiffs in the shareholder lawsuits arising from the merger. The memorandum of understanding provides for the settlement of such lawsuits based on the payment of a per share merger consideration of $28.00 and is subject to, among other things, completion of definitive documentation relating to the settlement, court approval and consummation of the merger.

                                  KNOLL, INC.

                                 MARCH 31, 1999

                                  (UNAUDITED)

3. INVENTORIES

                                                                                   MARCH 31, 1999  DECEMBER 31, 1998
                                                                                   --------------  -----------------
                                                                                            (IN THOUSANDS)
Raw materials....................................................................    $   41,559        $  42,625
Work in process..................................................................        11,619           11,827
Finished goods...................................................................        26,504           22,661
                                                                                        -------          -------
Inventories......................................................................    $   79,682        $  77,113
                                                                                        -------          -------
                                                                                        -------          -------

4. EARNINGS PER SHARE

    The following table sets forth a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations (in thousands, except per share amounts):

                                                                                           WEIGHTED
                                                                           NET INCOME   AVERAGE SHARES    PER SHARE
                                                                           (NUMERATOR)   (DENOMINATOR)     AMOUNT
                                                                           -----------  ---------------  -----------
THREE MONTHS ENDED MARCH 31, 1999:
Basic earnings per share.................................................   $  18,394         39,553      $    0.47
                                                                                                              -----
                                                                                                              -----
Effect of dilutive potential common shares:
  Stock options..........................................................          --            245
  Nonvested restricted stock grants......................................          --          1,427
                                                                           -----------        ------
Diluted earnings per share...............................................   $  18,394         41,225      $    0.45
                                                                           -----------        ------          -----
                                                                           -----------        ------          -----
THREE MONTHS ENDED MARCH 31, 1998:
Basic earnings per share.................................................   $  19,810         41,181      $    0.48
                                                                                                              -----
                                                                                                              -----
Effect of dilutive potential common shares:
  Stock options..........................................................          --            609
  Nonvested restricted stock grants......................................          --          2,069
                                                                           -----------        ------
Diluted earnings per share...............................................   $  19,810         43,859      $    0.45
                                                                           -----------        ------          -----
                                                                           -----------        ------          -----

    Options to purchase 1,093,000 shares of common stock that were outstanding as of March 31, 1999 were not included in the calculation of diluted earnings per share for the three months ended March 31, 1999. Such options were excluded from the calculation because their exercise prices exceeded the average market price of the common stock for the appropriate period and, therefore, the effect on earnings per share would have been antidilutive.

5. SHARE REPURCHASE PROGRAM

    During the three months ended March 31, 1999, the Company purchased 1,187,000 shares of its common stock for $28.7 million, or an average price of $24.16. Since the inception of the share repurchase program in September 1998, the Company has purchased 2,894,700 shares of its common stock for $67.5 million, or an average price of $23.33 per share.

6. COMPREHENSIVE INCOME

    Total comprehensive income for the three months ended March 31, 1999 and 1998 was $18.5 million and $19.8 million, respectively.

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Knoll, Inc.

    We have audited the accompanying consolidated balance sheets of Knoll, Inc. as of December 31, 1998 and 1997 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years ended December 31, 1998 and 1997 and the ten-month period ended December 31, 1996 (post-acquisition periods), and the consolidated statements of operations, changes in stockholders' equity and cash flows of The Knoll Group, Inc. (Predecessor) for the two-month period ended February 29, 1996 (pre-acquisition period). Our audits also included the financial statement schedule listed in the accompanying index. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Knoll, Inc. at December 31, 1998 and 1997 and the consolidated results of its operations and its cash flows for the post-acquisition periods in conformity with generally accepted accounting principles. Further, in our opinion, the aforementioned Predecessor consolidated financial statements present fairly, in all material respects, the consolidated results of operations and cash flows of The Knoll Group, Inc. for the pre-acquisition period in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          /S/ ERNST & YOUNG LLP

Philadelphia, Pennsylvania
January 29, 1999 except for Note 20, as
 to which the date is February 10, 1999,
 and Notes 21 and 25, as to which the
 date is March 24, 1999

                                  KNOLL, INC.

                          CONSOLIDATED BALANCE SHEETS

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                 DECEMBER 31,
                                                                                            ----------------------
                                                                                               1998        1997
                                                                                            ----------  ----------
                                          ASSETS
Current assets:
  Cash and cash equivalents...............................................................  $   17,465  $   10,790
  Customer receivables, net...............................................................     137,956     122,851
  Inventories.............................................................................      77,113      68,249
  Deferred income taxes...................................................................      21,067      21,295
  Prepaid and other current assets........................................................       9,842       3,697
                                                                                            ----------  ----------
    Total current assets..................................................................     263,443     226,882
Property, plant and equipment, net........................................................     186,167     180,450
Intangible assets, net....................................................................     260,043     270,677
Other noncurrent assets...................................................................       4,374       2,850
                                                                                            ----------  ----------
    Total Assets..........................................................................  $  714,027  $  680,859
                                                                                            ----------  ----------
                                                                                            ----------  ----------
                           LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt....................................................  $   10,000  $   10,000
  Accounts payable........................................................................      59,551      66,697
  Income taxes payable....................................................................       7,096       6,791
  Other current liabilities...............................................................      91,756      77,841
                                                                                            ----------  ----------
    Total current liabilities.............................................................     168,403     161,329
Long-term debt............................................................................     159,255     197,029
Deferred income taxes.....................................................................      10,678       5,301
Postretirement benefits other than pensions...............................................      18,450      16,424
Other noncurrent liabilities..............................................................      13,391      12,487
                                                                                            ----------  ----------
    Total liabilities.....................................................................     370,177     392,570
                                                                                            ----------  ----------
Stockholders' equity:
  Common stock, $0.01 par value; authorized 100,000,000 shares; 41,799,499 shares issued and outstanding (net of 1,707,700 treasury shares) in 1998; 43,234,943 shares issued
    and outstanding in 1997...............................................................         418         432
  Additional paid-in-capital..............................................................     181,792     214,950
  Unearned stock grant compensation.......................................................        (712)       (993)
  Retained earnings.......................................................................     170,986      77,942
  Accumulated other comprehensive income..................................................      (8,634)     (4,042)
                                                                                            ----------  ----------
    Total stockholders' equity............................................................     343,850     288,289
                                                                                            ----------  ----------
    Total Liabilities and Stockholders' Equity............................................  $  714,027  $  680,859
                                                                                            ----------  ----------
                                                                                            ----------  ----------

        See accompanying notes to the consolidated financial statements.

                                  KNOLL, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                       THE KNOLL
                                                                                                      GROUP, INC.
                                                                           (UNAUDITED)                (PREDECESSOR)
                                                                          SUPPLEMENTAL                -----------
                                                   YEAR         YEAR        PRO FORMA    TEN MONTHS   TWO MONTHS
                                                   ENDED        ENDED         DATA          ENDED        ENDED
                                                 DECEMBER     DECEMBER     YEAR ENDED     DECEMBER     FEBRUARY
                                                    31,          31,      DECEMBER 31,       31,          29,
                                                   1998         1997          1996          1996         1996
                                                -----------  -----------  -------------  -----------  -----------
                                                                            (NOTE 3)
Sales.........................................   $ 948,691    $ 810,857     $ 651,766     $ 561,534    $  90,232
Cost of sales.................................     572,756      489,962       419,908       358,841       59,714
                                                -----------  -----------  -------------  -----------  -----------
Gross profit..................................     375,935      320,895       231,858       202,693       30,518
Selling, general and administrative
  expenses....................................     204,392      183,018       153,388       131,349       21,256
Westinghouse long-term incentive
  compensation................................          --           --            --            --       47,900
Allocated corporate expenses..................          --           --            --            --          921
                                                -----------  -----------  -------------  -----------  -----------
Operating income (loss).......................     171,543      137,877        78,470        71,344      (39,559)
Interest expense..............................      16,860       25,075        40,030        32,952          340
Other income (expense), net...................       2,732        1,667           151           447         (296)
                                                -----------  -----------  -------------  -----------  -----------
Income (loss) before income tax expense
  (benefit) and extraordinary item............     157,415      114,469        38,591        38,839      (40,195)
Income tax expense (benefit)..................      64,371       48,026        16,848        16,844      (16,107)
                                                -----------  -----------  -------------  -----------  -----------
Income (loss) before extraordinary item.......      93,044       66,443        21,743        21,995      (24,088)
Extraordinary loss on early extinguishment of
  debt, net of taxes..........................          --        5,337         5,159         5,159           --
                                                -----------  -----------  -------------  -----------  -----------
Net income (loss).............................   $  93,044    $  61,106     $  16,584     $  16,836    $ (24,088)
                                                -----------  -----------  -------------  -----------  -----------
                                                -----------  -----------  -------------  -----------  -----------
Earnings per share (Note 2):
  Income before extraordinary item:
    Basic.....................................   $    2.25    $    1.78     $    0.70     $    0.71
    Diluted...................................   $    2.14    $    1.64     $    0.63     $    0.63
  Net income:
    Basic.....................................   $    2.25    $    1.64     $    0.53     $    0.54
    Diluted...................................   $    2.14    $    1.51     $    0.48     $    0.48
Weighted average shares of common stock (Note
  2):
    Basic.....................................      41,271       37,284        31,040        31,040
    Diluted...................................      43,509       40,398        34,701        34,701

Supplemental pro forma as adjusted data
  (Unaudited) (Note 5):
    Pro forma net income......................                $  68,075     $  25,168
    Pro forma net income per share of common
      stock (Note 2):
        Basic.................................                $    1.69     $    0.64
        Diluted...............................                $    1.57     $    0.58
    Pro forma weighted average shares of
      common stock (Note 2):
        Basic.................................                   40,287        39,520
        Diluted...............................                   43,400        43,181

        See accompanying notes to the consolidated financial statements.

                                  KNOLL, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                                           THE KNOLL
                                                                                          GROUP, INC.
                                                                                          (PREDECESSOR)
                                                                                          -----------
                                                      YEAR         YEAR      TEN MONTHS   TWO MONTHS
                                                      ENDED        ENDED        ENDED        ENDED
                                                    DECEMBER     DECEMBER     DECEMBER     FEBRUARY
                                                       31,          31,          31,          29,
                                                      1998         1997         1996         1996
                                                   -----------  -----------  -----------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)................................   $  93,044    $  61,106    $  16,836    $ (24,088)
Noncash items included in income:
  Depreciation...................................      28,686       25,082       19,251        3,150
  Amortization of intangible assets..............       7,816        8,041        7,881        1,167
  Extraordinary loss.............................          --        8,838        8,542           --
  Other noncash items............................      (1,636)         240          477           --
Changes in assets and liabilities:
  Customer receivables...........................     (15,184)     (12,176)      (5,110)       8,798
  Inventories....................................      (9,061)     (11,381)       1,416          671
  Accounts payable...............................      (6,452)      18,052       15,870      (15,292)
  Current and deferred income taxes..............         591       15,896       (3,961)     (16,627)
  Other current assets...........................        (237)       1,674          747        2,283
  Other current liabilities......................      13,547       12,849       18,372       (7,190)
  Other noncurrent assets and liabilities........       3,449        7,041        9,181       (6,911)
                                                   -----------  -----------  -----------  -----------
Cash provided by (used in) operating
  activities.....................................     114,563      135,262       89,502      (54,039)
                                                   -----------  -----------  -----------  -----------

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of the Company from Westinghouse.....          --           --     (579,801)          --
Capital expenditures.............................     (36,390)     (33,080)     (15,255)      (2,296)
Proceeds from sale of assets.....................         152          164          218           --
                                                   -----------  -----------  -----------  -----------
Cash used in investing activities................     (36,238)     (32,916)    (594,838)      (2,296)
                                                   -----------  -----------  -----------  -----------

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of short-term debt, net................          --           --       (1,483)      (3,805)
Proceeds from (repayment of) revolving credit
  facility, net..................................     (38,000)     (79,000)      88,000           --
Proceeds from long-term debt.....................         201           --      525,000           --
Repayment of long-term debt......................          --      (67,988)    (260,130)          --
Premium paid for early extinguishment of debt....          --       (5,775)          --           --
Net proceeds from issuance of stock..............       4,813      133,559      160,400           --
Redemption of preferred stock....................          --      (80,000)          --           --
Purchase of common stock.........................     (38,849)          --           --           --
Net receipts from parent company.................          --           --           --       60,848
                                                   -----------  -----------  -----------  -----------
Cash provided by (used in) financing
  activities.....................................     (71,835)     (99,204)     511,787       57,043
                                                   -----------  -----------  -----------  -----------
Effect of exchange rate changes on cash and cash
  equivalents....................................         185       (1,156)          18           58
                                                   -----------  -----------  -----------  -----------
Increase in cash and cash equivalents............       6,675        1,986        6,469          766
Cash and cash equivalents at beginning of
  period.........................................      10,790        8,804        2,335        1,569
                                                   -----------  -----------  -----------  -----------
Cash and cash equivalents at end of period.......   $  17,465    $  10,790    $   8,804    $   2,335
                                                   -----------  -----------  -----------  -----------
                                                   -----------  -----------  -----------  -----------

        See accompanying notes to the consolidated financial statements.

                                  KNOLL, INC.
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)

                                                                                                UNEARNED STOCK
                                                       PREFERRED     COMMON       ADDITIONAL         GRANT        RETAINED
                                                         STOCK        STOCK     PAID-IN-CAPITAL  COMPENSATION     EARNINGS
                                                      -----------  -----------  --------------  ---------------  -----------
THE KNOLL GROUP, INC. (PREDECESSOR)
Balance at December 31, 1995........................   $      --    $      --     $       --       $      --      $      --
Net loss............................................          --           --             --              --             --
Foreign currency translation adjustment.............          --           --             --              --             --
  Comprehensive loss................................
Capital expenditures................................          --           --             --              --             --
Net interunit transactions..........................          --           --             --              --             --
                                                      -----------       -----   --------------       -------     -----------
Balance at February 29, 1996........................   $      --    $      --     $       --       $      --      $      --
                                                      -----------       -----   --------------       -------     -----------
                                                      -----------       -----   --------------       -------     -----------

----------------------------------------------------------------------------------------------------------------------------
Balance at March 1, 1996 (shares: 1,599,000
  preferred and 3,139,430 common)...................   $   1,599    $      31     $  158,370       $      --      $      --
Net income..........................................          --           --             --              --         16,836
Foreign currency translation adjustment.............          --           --             --              --             --
  Comprehensive income..............................
Shares issued for consideration (shares: 3,998
  preferred, 7,848 common)..........................           4           --            396              --             --
Shares issued under stock incentive plan (4,144,030
  shares)...........................................          --           42          1,381          (1,423)            --
Earned stock grant compensation.....................          --           --             --              36             --
                                                      -----------       -----   --------------       -------     -----------
Balance at December 31, 1996........................       1,603           73        160,147          (1,387)        16,836
Net income..........................................          --           --             --              --         61,106
Foreign currency translation adjustment.............          --           --             --              --             --
  Comprehensive income..............................
Shares issued for consideration (8,502,716
  shares)...........................................          --           85        133,474              --             --
800,000 preferred shares redeemed for $80,000 and
  11,749,361 common shares..........................        (800)         117        (79,317)             --             --
802,998 preferred shares converted into 15,691,558
  common shares.....................................        (803)         157            646              --             --
Earned stock grant compensation.....................          --           --             --             394             --
                                                      -----------       -----   --------------       -------     -----------
Balance at December 31, 1997........................          --          432        214,950            (993)        77,942
Net income..........................................          --           --             --              --         93,044
Foreign currency translation adjustment.............          --           --             --              --             --
  Comprehensive income..............................
Shares issued for consideration:
  Exercise of stock options, including tax benefit
    of $864 (196,647 shares)........................          --            2          4,020              --             --
  Other (75,609 shares).............................          --            1          1,654              --             --
  Purchase of common stock (1,707,700 shares).......          --          (17)       (38,832)             --             --
Earned stock grant compensation.....................          --           --             --             281             --
                                                      -----------       -----   --------------       -------     -----------
Balance at December 31, 1998 (41,799,499 shares)....   $      --    $     418     $  181,792       $    (712)     $ 170,986
                                                      -----------       -----   --------------       -------     -----------
                                                      -----------       -----   --------------       -------     -----------

                                                                       ACCUMULATED OTHER       TOTAL
                                                      PARENT COMPANY     COMPREHENSIVE     STOCKHOLDERS'
                                                        INVESTMENT           INCOME           EQUITY
                                                      ---------------  ------------------  -------------
THE KNOLL GROUP, INC. (PREDECESSOR)
Balance at December 31, 1995........................     $ 503,317         $  (22,866)       $ 480,451
                                                                                           -------------
Net loss............................................       (24,088)                --          (24,088)
Foreign currency translation adjustment.............            --                 58               58
                                                                                           -------------
  Comprehensive loss................................                                           (24,030)
                                                                                           -------------
Capital expenditures................................         2,296                 --            2,296
Net interunit transactions..........................        58,552                 --           58,552
                                                      ---------------        --------      -------------
Balance at February 29, 1996........................     $ 540,077         $  (22,808)       $ 517,269
                                                      ---------------        --------      -------------
                                                      ---------------        --------      -------------
----------------------------------------------------
Balance at March 1, 1996 (shares: 1,599,000
  preferred and 3,139,430 common)...................     $      --         $       --        $ 160,000
                                                                                           -------------
Net income..........................................            --                 --           16,836
Foreign currency translation adjustment.............            --                532              532
                                                                                           -------------
  Comprehensive income..............................                                            17,368
                                                                                           -------------
Shares issued for consideration (shares: 3,998
  preferred, 7,848 common)..........................            --                 --              400
Shares issued under stock incentive plan (4,144,030
  shares)...........................................            --                 --               --
Earned stock grant compensation.....................            --                 --               36
                                                      ---------------        --------      -------------
Balance at December 31, 1996........................            --                532          177,804
                                                                                           -------------
Net income..........................................            --                 --           61,106
Foreign currency translation adjustment.............            --             (4,574)          (4,574)
                                                                                           -------------
  Comprehensive income..............................                                            56,532
                                                                                           -------------
Shares issued for consideration (8,502,716
  shares)...........................................            --                 --          133,559
800,000 preferred shares redeemed for $80,000 and
  11,749,361 common shares..........................            --                 --          (80,000)
802,998 preferred shares converted into 15,691,558
  common shares.....................................            --                 --               --
Earned stock grant compensation.....................            --                 --              394
                                                      ---------------        --------      -------------
Balance at December 31, 1997........................            --             (4,042)         288,289
                                                                                           -------------
Net income..........................................            --                 --           93,044
Foreign currency translation adjustment.............            --             (4,592)          (4,592)
                                                                                           -------------
  Comprehensive income..............................                                            88,452
                                                                                           -------------
Shares issued for consideration:
  Exercise of stock options, including tax benefit
    of $864 (196,647 shares)........................            --                 --            4,022
  Other (75,609 shares).............................            --                 --            1,655
  Purchase of common stock (1,707,700 shares).......            --                 --          (38,849)
Earned stock grant compensation.....................            --                 --              281
                                                      ---------------        --------      -------------
Balance at December 31, 1998 (41,799,499 shares)....     $      --         $   (8,634)       $ 343,850
                                                      ---------------        --------      -------------
                                                      ---------------        --------      -------------

        See accompanying notes to the consolidated financial statements.

                                  KNOLL, INC.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BASIS OF PRESENTATION

    Knoll, Inc. and its subsidiaries (the "Company" or "Knoll") are engaged in the design, manufacture and sale of office furniture products and accessories, focusing on the middle to high-end segments of the contract furniture market. The Company has operations in the United States ("U.S."), Canada and Europe and sells its products primarily through its direct sales representatives and independent dealers.

    The Company was formed on February 29, 1996 as a result of the acquisition of the office furniture business unit (The Knoll Group, Inc. and related entities) of Westinghouse Electric Corporation, currently known as CBS Corporation ("Westinghouse"). See Note 3 for further discussion of the acquisition.

    The accompanying consolidated financial statements present the financial position of the Company as of December 31, 1998 and 1997, the results of operations, cash flows and changes in stockholders' equity of the Company for the years ended December 31, 1998 and 1997 and the ten-month period ended December 31, 1996 and the results of operations, cash flows and changes in stockholders' equity of The Knoll Group, Inc. and related entities (the "Predecessor") for the two-month period ended February 29, 1996. In addition, unaudited supplemental pro forma results of operations data of the Company has been provided for the years ended December 31, 1997 and 1996. Such data is provided solely for additional analysis and is not intended to be a presentation in accordance with generally accepted accounting principles (see Note 5).

    Since the Predecessor was a business unit of Westinghouse, the accompanying financial statements of the Predecessor include estimates for certain expenses incurred by Westinghouse on its behalf. These expenses generally include, but are not limited to, officer and employee salaries, rent, depreciation, accounting and legal services, other selling, general and administrative expenses and other such expenses.

    The operating results of the European subsidiaries are reported and included in the consolidated financial statements on a one-month lag to allow for the timely presentation of consolidated information. The effect of this presentation is not material to the financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements of the Company include the accounts of Knoll, Inc. and its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.

    The consolidated financial statements of the Predecessor include the accounts of The Knoll Group, Inc. and related entities after elimination of intercompany transactions except for those with other units of Westinghouse.

CASH AND CASH EQUIVALENTS

    Cash and cash equivalents includes cash on hand and investments with original maturities of three months or less.

                                  KNOLL, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
INVENTORIES

    Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

PROPERTY, PLANT, EQUIPMENT AND DEPRECIATION

    Property, plant and equipment are recorded at cost. Depreciation of plant and equipment is computed using the straight-line method over the estimated useful lives of the assets. The useful lives are as follows: 45 years for buildings and 3 to 12 years for machinery and equipment.

INTANGIBLE ASSETS

    Intangible assets consist of goodwill, trademarks and deferred financing fees. Goodwill is recorded at the amount by which cost exceeds the net assets of acquired businesses, and all other intangible assets are recorded at cost. Goodwill and trademarks are amortized under the straight-line method over 40 years, while deferred financing fees are amortized over the life of the respective debt.

    Management reviews the carrying value of goodwill and other intangibles on an ongoing basis. When factors indicate that an intangible asset may be impaired, management uses an estimate of the undiscounted future cash flows over the remaining life of the asset in measuring whether the intangible asset is recoverable. If such an analysis indicates that impairment has in fact occurred, the book value of the intangible asset is written down to its estimated fair value.

REVENUE RECOGNITION

    Sales are recognized as products are shipped and services are rendered.

INCOME TAXES

    Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse. Income taxes are provided in the accompanying financial statements of the Predecessor as if the Predecessor had filed a separate tax return.

FOREIGN CURRENCY TRANSLATION

    Results of foreign operations are translated into U.S. dollars using average exchange rates during the period, while assets and liabilities are translated into U.S. dollars using exchange rates in effect at the balance sheet date. The resulting translation adjustments are recorded in, and are the only component of, accumulated other comprehensive income.

    Transaction gains and losses resulting from exchange rate changes on transactions denominated in currencies other than the functional currency are included in income in the year in which the change occurs.

                                  KNOLL, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
STOCK-BASED COMPENSATION

    Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), encourages entities to record compensation expense for stock-based employee compensation plans at fair value but provides the option of measuring compensation expense using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). The Company accounts for stock-based compensation in accordance with APB 25. Pro forma results of operations as if SFAS 123 had been used to account for stock-based compensation plans are presented in Note 20.

SHARE AND PER SHARE AMOUNTS

    Because of the significance of the redemption and conversion into common stock of the outstanding Series A 12% Participating Convertible Preferred Stock ("Series A Preferred Stock") as discussed in Note 4, historical earnings per share amounts for the year ended December 31, 1997 and the ten months ended December 31, 1996 are not presented herein. Earnings per share amounts reported for these periods are pro forma as they are based on the weighted average number of shares of common stock and potentially dilutive securities (employee stock options and nonvested restricted stock grants) outstanding during the periods, after giving effect to the redemption and conversion into common stock of the Series A Preferred Stock assuming such redemption and conversion had occurred at the beginning of the periods. In addition, pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 98, all common stock and options to purchase common stock issued for nominal consideration prior to the initial public offering (see Note 4) have been reflected as outstanding as of the beginning of each of these periods.

    All numbers of shares of common stock and per share amounts for 1997 and 1996 have been adjusted, as necessary, to give retroactive effect to the 3.13943-for-1 stock split that occurred on May 6, 1997.

USE OF ESTIMATES

    The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities, revenues and expenses and the disclosure of certain contingent assets and liabilities. Actual future results may differ from such estimates.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENT

    In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed for or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 is effective for the Company beginning on January 1, 1999. It requires the capitalization of certain costs incurred after the date of adoption in connection with developing or obtaining software for internal use. The Company currently expenses such costs as incurred. The Company believes that the adoption of SOP 98-1 will not have a material impact on the Company's future earnings or financial position.

                                  KNOLL, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
RECLASSIFICATIONS

    Certain amounts for 1997 and 1996 in the accompanying consolidated financial statements have been reclassified to conform to the 1998 classifications.

3. ACQUISITION

    On December 20, 1995, Westinghouse entered into a Stock Purchase Agreement (the "Agreement") with T.K.G. Acquisition Corp. ("TKG"), a subsidiary of Warburg, Pincus Ventures, L.P. Under the terms of the Agreement, TKG acquired all of the outstanding capital stock of The Knoll Group, Inc. and related entities on February 29, 1996 through its wholly owned subsidiary T.K.G. Acquisition Sub, Inc. Immediately following this transaction, T.K.G. Acquisition Sub, Inc. and The Knoll Group, Inc. merged with and into Knoll North America, Inc., the principal U.S. operating company of The Knoll Group, Inc. Knoll North America, Inc. changed its name to Knoll, Inc. at the time of the merger. On March 14, 1997, Knoll, Inc. merged with and into TKG. TKG then changed its name to Knoll, Inc.

    The cost of the acquisition was $579,801,000. TKG funded the acquisition through proceeds of $160,000,000 received from the sale of TKG capital stock, $165,000,000 received from an offering of 10.875% Senior Subordinated Notes due 2006 (the "Senior Subordinated Notes") and $260,000,000 in borrowings under senior bank credit facilities. T.K.G. Acquisition Sub, Inc. executed the offering of the Senior Subordinated Notes and borrowings under the credit facilities. As such, upon the acquisition and subsequent mergers, the Senior Subordinated Notes and credit facility borrowings became obligations of Knoll, Inc.

    The acquisition was accounted for using the purchase method of accounting. Accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based upon fair market value at the date of acquisition. The excess of the consideration paid over the estimated fair value of the net assets acquired, totaling $66,850,000, has been recorded as goodwill and is being amortized on a straight-line basis over 40 years.

    Supplemental pro forma results of operations for the year ended December 31, 1996 have been presented for comparative purposes only. Such results include certain adjustments, such as additional depreciation expense as a result of a step-up in the basis of fixed assets, additional selling, general and administrative costs for services previously provided by Westinghouse, additional amortization expense as a result of goodwill and other intangible assets, increased interest expense as a result of the debt assumed to finance the acquisition, elimination of incentive compensation under Westinghouse's long-term incentive plans that became payable, and for which amounts payable were established, as a result of the acquisition, and related income tax effects. Such results do not purport to be indicative of the actual results that would have occurred had the acquisition been consummated at the beginning of 1996, nor do they purport to be indicative of results that will be achieved in the future.

4. INITIAL PUBLIC OFFERING

    The Company completed an initial public offering (the "IPO") during the second quarter of 1997. An aggregate of 9,200,000 shares, including 720,000 shares sold by a selling stockholder, were sold during May and June 1997 at $17.00 per share. The net proceeds to the Company amounted to $133,440,000 after deducting related expenses. The net proceeds, together with borrowings of

                                  KNOLL, INC.

4. INITIAL PUBLIC OFFERING -- (CONTINUED)
$11,673,000 under the Company's then-existing revolving credit facility, were used (i) to redeem 800,000 shares of Series A Preferred Stock and (ii) to redeem an aggregate principal amount of $57,750,000 of the Company's Senior Subordinated Notes for a total redemption price of $65,113,000, including a redemption premium of $5,775,000 and accrued and unpaid interest thereon of $1,588,000. The 800,000 shares of Series A Preferred Stock were redeemed for $80,000,000 and 11,749,361 shares of common stock. Additionally, in connection with the IPO, another 802,998 shares of Series A Preferred Stock were converted into 15,691,558 shares of common stock.

5. SUPPLEMENTAL PRO FORMA AS ADJUSTED DATA (UNAUDITED)

    The supplemental pro forma as adjusted data is included for purposes of additional analysis. It presents results of operations assuming that the IPO and the application of the net proceeds to the Company therefrom together with related borrowings under the Company's then-existing revolving credit facility occurred at the beginning of the respective periods. Such pro forma as adjusted data does not reflect extraordinary losses of $5,337,000 and $5,159,000, net of taxes, incurred in 1997 and 1996, respectively, in connection with the early redemption of debt (see Note 12). The supplemental pro forma as adjusted weighted average shares of common stock outstanding reflect the issuance of the Company's common stock in the IPO and the redemption and conversion into common stock of the Series A Preferred Stock (see Note 4) as of the beginning of each period presented.

    The supplemental pro forma as adjusted data reflects interest savings from the redemption of an aggregate principal amount of $57,750,000 of the Company's Senior Subordinated Notes, additional interest expense incurred on $11,673,000 in related borrowings under the Company's then-existing revolving credit facility and related income tax effects. Interest expense (including the amortization of deferred financing fees) has been decreased by $2,702,000 and $5,671,000 for the years ended December 31, 1997 and 1996, respectively. Interest adjustments are based on the actual interest rate of 10.875% for the Senior Subordinated Notes and a weighted average interest rate of 6.6% in 1997 and 8.25% in 1996 for the then-existing revolving credit facility. The weighted average interest rates approximate the actual interest rates for the period January 1, 1997 to May 8, 1997, the period preceding the IPO, and the ten-month period ended December 31, 1996, respectively, for the Company's average outstanding borrowings under the then-existing senior credit facilities. Income tax expense has been increased by $1,070,000 and $2,246,000 for the years ended December 31, 1997 and 1996, respectively, to reflect the assumed income tax effects of the interest expense adjustments.

    The supplemental pro forma as adjusted information does not purport to represent what the Company's results actually would have been if the aforementioned events had occurred at the beginning of each period presented, nor does such information purport to project the results of the Company for any future periods. The unaudited supplemental pro forma as adjusted financial information is based upon assumptions that the Company believes are reasonable.

6. RELATED PARTY TRANSACTIONS OF THE PREDECESSOR

    The Predecessor purchased products from and sold products to other Westinghouse operations. Additionally, Westinghouse provided certain services to the Predecessor, some of which the Predecessor purchased and some of which Westinghouse charged directly to the Predecessor. Services that the Predecessor purchased from Westinghouse included telecommunications, printing and productivity and quality consulting. Other services provided by Westinghouse for which the Predecessor was charged

                                  KNOLL, INC.

6. RELATED PARTY TRANSACTIONS OF THE PREDECESSOR -- (CONTINUED) directly included information systems support; certain accounting functions, such as transaction processing; legal, environmental affairs and human resources consulting and compliance support; and liability, property and workers' compensation insurance programs administration. The cost of all services provided by Westinghouse, whether they were purchased by the Predecessor or charged directly to the Predecessor by Westinghouse, are included in the Predecessor's results of operations for the two months ended February 29, 1996.

    Westinghouse did not charge its business units for the carrying costs related to its investment in such units (i.e. parent company investment). Therefore, the Predecessor's results of operations for the two months ended February 29, 1996 do not include any allocated interest charges from Westinghouse.

    Certain members of management of the Predecessor were participants in a long-term incentive compensation plan established by Westinghouse. The plan provided for the payment of awards at the end of a five-year period based on the achievement of certain performance goals set by Westinghouse's Board of Directors. As a result of the consummation of the acquisition discussed in Note 3, the payment of awards was accelerated pursuant to the terms of the plan, resulting in a charge to operations of $47,900,000 for the two months ended February 29, 1996.

7. CUSTOMER RECEIVABLES

    Customer receivables are presented net of an allowance for doubtful accounts of $5,057,000 and $5,461,000 at December 31, 1998 and 1997, respectively.
Management performs ongoing credit evaluations of its customers and generally does not require collateral. As of December 31, 1998 and 1997, the U.S. government represented approximately 11.4% and 13.8%, respectively, of gross customer receivables.

8. INVENTORIES

                                                                                                  DECEMBER 31,
                                                                                              --------------------
                                                                                                1998       1997
                                                                                              ---------  ---------

                                                                                                 (IN THOUSANDS)
Raw materials...............................................................................  $  42,625  $  37,868
Work in process.............................................................................     11,827      9,638
Finished goods..............................................................................     22,661     20,743
                                                                                              ---------  ---------
Inventories.................................................................................  $  77,113  $  68,249
                                                                                              ---------  ---------
                                                                                              ---------  ---------

                                  KNOLL, INC.

9. PROPERTY, PLANT AND EQUIPMENT

                                                                                                 DECEMBER 31,
                                                                                            ----------------------
                                                                                               1998        1997
                                                                                            ----------  ----------

                                                                                                (IN THOUSANDS)
Land and buildings........................................................................  $   67,303  $   62,249
Machinery and equipment...................................................................     169,261     139,592
Construction in progress..................................................................      21,406      22,433
                                                                                            ----------  ----------
Property, plant and equipment.............................................................     257,970     224,274
Accumulated depreciation..................................................................     (71,803)    (43,824)
                                                                                            ----------  ----------
Property, plant and equipment, net........................................................  $  186,167  $  180,450
                                                                                            ----------  ----------
                                                                                            ----------  ----------

10. INTANGIBLE ASSETS

                                                                                                 DECEMBER 31,
                                                                                            ----------------------
                                                                                               1998        1997
                                                                                            ----------  ----------

                                                                                                (IN THOUSANDS)
Goodwill..................................................................................  $   53,943  $   56,803
Trademarks................................................................................     219,900     219,900
Deferred financing fees...................................................................       8,354       8,354
                                                                                            ----------  ----------
Intangible assets.........................................................................     282,197     285,057
Accumulated amortization..................................................................     (22,154)    (14,380)
                                                                                            ----------  ----------
Intangible assets, net....................................................................  $  260,043  $  270,677
                                                                                            ----------  ----------
                                                                                            ----------  ----------

11. OTHER CURRENT LIABILITIES

                                                                                                  DECEMBER 31,
                                                                                              --------------------
                                                                                                1998       1997
                                                                                              ---------  ---------

                                                                                                 (IN THOUSANDS)
Accrued employee compensation...............................................................  $  51,593  $  39,414
Accrued product warranty....................................................................     10,407     10,871
Other.......................................................................................     29,756     27,556
                                                                                              ---------  ---------
Other current liabilities...................................................................  $  91,756  $  77,841
                                                                                              ---------  ---------
                                                                                              ---------  ---------

                                  KNOLL, INC.

12. INDEBTEDNESS

    The Company's long-term debt is summarized as follows:

                                                                                                 DECEMBER 31,
                                                                                            ----------------------
                                                                                               1998        1997
                                                                                            ----------  ----------

                                                                                                (IN THOUSANDS)
10.875% Senior Subordinated Notes due 2006................................................  $  107,250  $  107,250
Revolving loans, variable rate (5.675%--5.875% at December 31, 1998 and 6.25%--6.40% at
  December 31, 1997), due 2002............................................................      61,000      99,000
Other.....................................................................................       1,005         779
                                                                                            ----------  ----------
                                                                                               169,255     207,029
Less current maturities...................................................................     (10,000)    (10,000)
                                                                                            ----------  ----------
Long-term debt............................................................................  $  159,255  $  197,029
                                                                                            ----------  ----------
                                                                                            ----------  ----------

SENIOR SUBORDINATED NOTES

    The Company assumed the obligations under the 10.875% Senior Subordinated Notes due 2006 as a direct result of the acquisition and merger that occurred on February 29, 1996 (see Note 3). The Senior Subordinated Notes are unsecured and are guaranteed by each existing and future wholly owned domestic subsidiary of Knoll, Inc. However, if the Company is unable to satisfy all or any portion of its obligations with respect to the Senior Subordinated Notes, it is unlikely that the guarantors will be able to pay all or any portion of such unsatisfied obligations.

    During June 1997, the Company used proceeds from its IPO to repurchase an aggregate principal amount of $57,750,000 of the Senior Subordinated Notes for a total redemption price of $65,113,000, including a redemption premium of $5,775,000 and accrued and unpaid interest thereon of $1,588,000. The Company wrote off unamortized financing costs of $3,063,000 related to the portion of the Senior Subordinated Notes that was redeemed. The early redemption premium and write-off of unamortized financing costs resulted in an extraordinary loss of $8,838,000 on a pretax basis ($5,337,000 on an after-tax basis) for the year ended December 31, 1997.

    The Senior Subordinated Notes outstanding at December 31, 1998 may not be redeemed at the Company's option prior to March 15, 2001. At such date, the Senior Subordinated Notes are redeemable, in whole or in part, at 105.438% of principal amount, and thereafter at an annually declining premium over par until March 15, 2004 when they are redeemable at par. There are no sinking fund requirements related to the Senior Subordinated Notes.

    The indenture for the Senior Subordinated Notes limits the incurrence of indebtedness, payment of dividends and purchase of Company stock and includes certain other restrictions and limitations that are customary with subordinated indebtedness of this type. Under the indenture, the amount available to pay dividends and redeem stock was $102,055,000 as of December 31, 1998. The Company was in compliance with the terms of the indenture at December 31, 1998.

TERM AND REVOLVING LOANS

    On December 17, 1996, the Company entered into a $230,000,000 senior credit agreement, consisting of a $100,000,000 term loan and a $130,000,000 revolving credit facility, that replaced its then existing senior credit agreement. The refinancing resulted in an extraordinary charge of $8,542,000 on a

                                  KNOLL, INC.

12. INDEBTEDNESS -- (CONTINUED)
pretax basis ($5,159,000 on an after-tax basis) to operations for the ten months ended December 31, 1996. This extraordinary charge consisted of the write-off of unamortized financing costs related to the refinanced debt.

    On August 8, 1997, the Company entered into a new agreement that modified certain terms of the December 17, 1996 credit agreement. The new agreement provides for a $275,000,000 revolving credit facility that matures in August 2002. At the time this change became effective, $90,000,000 of indebtedness outstanding under the previously existing term loan and $50,000,000 under the previously existing revolving credit facility became revolving borrowings under the new agreement.

    The new senior credit agreement contains a letter of credit subfacility that allows for the issuance of up to $20,000,000 in letters of credit, a competitive bid loan subfacility that provides for the issuance of up to $140,000,000 in competitive bid loans and a swing line loan subfacility that allows for the issuance of up to $10,000,000 in swing line loans. The amount available for borrowing under the revolving credit facility is reduced by the total outstanding letters of credit, competitive bid loans and swing line loans.

    Under the terms of the existing credit agreement, the Company may use the revolving credit facility for working capital and general purposes. Borrowings bear interest at a floating rate based at the Company's option, upon (i) the Eurodollar rate (as defined in the agreement) plus an applicable percentage that is subject to change based on the Company's ratio of funded debt to EBITDA or
(ii) the greater of the federal funds rate plus 0.5% or the prime rate.

    The credit agreement subjects the Company to various affirmative and negative covenants. Among other things, the covenants limit the Company's ability to incur additional indebtedness, declare or pay dividends and purchase Company stock and require the Company to maintain certain financial ratios with respect to funded debt leverage. Under the credit agreement, the amount available to pay dividends and redeem stock was $86,212,000 as of December 31, 1998. The Company was in compliance with the credit agreement covenants at December 31, 1998.

    At December 31, 1998, the Company had outstanding credit facility borrowings totaling $61,000,000, of which $10,000,000 has been classified as current, and total letters of credit of approximately $1,417,000. There were no borrowings under the letters of credit.

    The Company pays a commitment fee ranging from 0.125% to 0.25%, depending on the Company's leverage ratio, on the unused portion of the revolving credit facility. In addition, a letter of credit fee ranging from 0.325% to 0.75%, depending on the Company's leverage ratio, is required to be paid on the amount available to be drawn under letters of credit. As of December 31, 1998, the commitment and letter of credit fees applicable to the Company were 0.125% and 0.325%, respectively.

    The Company also has several revolving credit agreements with various European financial institutions. These credit agreements are to provide credit primarily for overdraft and working capital purposes. As of December 31, 1998, total credit available under such agreements was approximately $12,247,000 or the European equivalent. There is currently no expiration date on these agreements. The interest rate on borrowings is variable and is based on the monetary market rate that is linked to each country's prime rate. As of December 31, 1998, the Company did not have any outstanding borrowings under the European credit facilities.

                                  KNOLL, INC.

12. INDEBTEDNESS -- (CONTINUED)
INTEREST PAID

    For the years ended December 31, 1998 and 1997, the Company made interest payments totaling $15,943,000 and $25,505,000, respectively. Total interest paid for the ten months ended December 31, 1996 was $25,775,000.

MATURITIES

    Aggregate maturities of the Company's indebtedness are as follows (in thousands):

1999..............................................................  $  10,000
2000..............................................................         --
2001..............................................................         --
2002..............................................................     51,081
2003..............................................................        100
Thereafter........................................................    108,074
                                                                    ---------
                                                                    $ 169,255
                                                                    ---------
                                                                    ---------

13. PREFERRED STOCK

    The Company's Certificate of Incorporation authorizes the issuance of 10,000,000 shares of preferred stock with a par value of $1.00 per share. 1,920,000 of these shares are designated as Series A 12% Participating Convertible Preferred Stock, of which 1,602,998 shares have been retired and canceled as a result of the redemption and conversion discussed in Note 4 and 317,002 shares remain eligible to be issued. Subject to existing laws, the Board of Directors is authorized to provide for the issuance of preferred shares in one or more series, for such consideration and with designations, powers, preferences and relative, participating, optional or other special rights and the qualifications, limitations or restrictions thereof, as shall be determined by the Board of Directors.

14. DERIVATIVE FINANCIAL INSTRUMENTS

    The Company uses interest rate collar agreements to manage its exposure to fluctuations in interest rates on its variable rate debt. Such agreements effectively set agreed-upon maximum and minimum rates on a notional principal amount and utilize the London Interbank Offered Rate ("LIBOR") as a variable rate reference. The net amount paid or received on the agreements is recognized as an adjustment to interest expense.

    The aggregate notional principal amount of the Company's interest rate collar agreements outstanding at December 31, 1998 and 1997 was $115,000,000 and $150,000,000, respectively, and the related weighted average maximum and minimum rates were 7.97% and 5.05%, respectively, at December 31, 1998 and 7.86% and 5.16%, respectively, at December 31, 1997. The agreements outstanding at December 31, 1998 mature in April 1999. The counterparties to the interest rate collar agreements are major financial institutions. During the years ended December 31, 1998 and 1997 and the ten months ended December 31, 1996, the Company was not required to make nor was it entitled to receive any payments as a result of these hedging activities.

                                  KNOLL, INC.

14. DERIVATIVE FINANCIAL INSTRUMENTS -- (CONTINUED)
    From time to time, the Company also enters into foreign currency forward exchange contracts to manage its exposure to foreign exchange rates associated with purchases of inventory from foreign suppliers. The terms of these contracts are generally less than a year. Material gains and losses on these contracts are recognized in income in the period the value of the contract changes. The contract amounts outstanding at December 31, 1998 and 1997 as well as the amounts of gains and losses recorded during the years ended December 31, 1998 and 1997 were not material. The Company had not entered into any foreign currency forward exchange contracts during the ten months ended December 31, 1996.

15. CONTINGENT LIABILITIES AND COMMITMENTS

    The Company is subject to various claims and litigation in the ordinary course of its business. The Company is not a party to any lawsuit or proceeding which, in the opinion of management, based on information presently known, is likely to have a material adverse effect on the Company.

16. FAIR VALUE OF FINANCIAL INSTRUMENTS

    The following methods and assumptions were used to estimate the fair values of each class of financial instruments:

CASH AND CASH EQUIVALENTS, ACCOUNTS RECEIVABLE AND ACCOUNTS PAYABLE

    The fair values of these financial instruments approximate their carrying amounts due to their immediate or short-term periods to maturity.

LONG-TERM DEBT

    The fair values of the variable rate long-term debt instruments approximate their carrying amounts. The fair value of other long-term debt was estimated using quoted market values or discounted cash flow analyses based on current incremental borrowing rates for similar types of borrowing arrangements. The fair value of the Company's long-term debt, including the current portion, was approximately $181,394,000 at December 31, 1998 and $220,435,000 at December 31, 1997 while the carrying amounts were $169,255,000 and $207,029,000, respectively.

INTEREST RATE COLLAR AGREEMENTS

    The fair value of the Company's interest rate collar agreements, as estimated by dealers, was not material as of December 31, 1998 and 1997.

FOREIGN CURRENCY FORWARD EXCHANGE CONTRACTS

    The fair value of the Company's foreign currency forward exchange contracts, as determined by quoted market prices, was not material as of December 31, 1998 and 1997.

                                  KNOLL, INC.

17. EARNINGS PER SHARE

    The following table sets forth a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations for income before extraordinary item. Earnings per share amounts for the year ended December 31, 1997 and the ten months ended December 31, 1996 are pro forma. See
Note 2 for a description of the pro forma basis of presentation.

                                                                       INCOME BEFORE
                                                                       EXTRAORDINARY  WEIGHTED AVERAGE
                                                                           ITEM            SHARES         PER SHARE
                                                                        (NUMERATOR)     (DENOMINATOR)      AMOUNT
                                                                       -------------  -----------------  -----------
                                                                         (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
YEAR ENDED DECEMBER 31, 1998
Basic earnings per share.............................................    $  93,044           41,271       $    2.25
                                                                                                              -----
                                                                                                              -----
Effect of dilutive potential common shares:
  Employee stock options.............................................           --              476
  Nonvested restricted stock grants..................................           --            1,762
                                                                       -------------         ------
Diluted earnings per share...........................................    $  93,044           43,509       $    2.14
                                                                       -------------         ------           -----
                                                                       -------------         ------           -----
YEAR ENDED DECEMBER 31, 1997
Basic pro forma earnings per share...................................    $  66,443           37,284       $    1.78
                                                                                                              -----
                                                                                                              -----
Effect of dilutive potential common shares:
  Employee stock options.............................................           --              235
  Nonvested restricted stock grants..................................           --            2,879
                                                                       -------------         ------
Diluted pro forma earnings per share.................................    $  66,443           40,398       $    1.64
                                                                       -------------         ------           -----
                                                                       -------------         ------           -----
TEN MONTHS ENDED DECEMBER 31, 1996
Basic pro forma earnings per share...................................    $  21,995           31,040       $    0.71
                                                                                                              -----
                                                                                                              -----
Dilutive effect of nonvested restricted stock grants.................           --            3,661
                                                                       -------------         ------
Diluted pro forma earnings per share.................................    $  21,995           34,701       $    0.63
                                                                       -------------         ------           -----
                                                                       -------------         ------           -----

    As discussed in Note 12, the Company recognized an extraordinary loss on early extinguishment of debt of $5,337,000, net of taxes, in 1997 and $5,159,000, net of taxes, in 1996. On a per share basis, these extraordinary losses amounted to $0.14 basic and $0.13 diluted in 1997 and $0.17 basic and $0.15 diluted in 1996.

                                  KNOLL, INC.

18. INCOME TAXES

    Income (loss) before income taxes and extraordinary item consists of the following:

                                                                                     THE KNOLL
                                                                                    GROUP, INC.
                                                                                    (PREDECESSOR)
                                                                                    -----------
                                                YEAR         YEAR      TEN MONTHS   TWO MONTHS
                                                ENDED        ENDED        ENDED        ENDED
                                              DECEMBER     DECEMBER     DECEMBER     FEBRUARY
                                                 31,          31,          31,          29,
                                                1998         1997         1996         1996
                                             -----------  -----------  -----------  -----------
                                                        (IN THOUSANDS)                  (IN
                                                                                    THOUSANDS)
U.S. operations............................   $ 142,483    $  82,851    $  23,381    $ (39,105)
Foreign operations.........................      14,932       31,618       15,458       (1,090)
                                             -----------  -----------  -----------  -----------
                                              $ 157,415    $ 114,469    $  38,839    $ (40,195)
                                             -----------  -----------  -----------  -----------
                                             -----------  -----------  -----------  -----------

    Income tax expense (benefit), excluding extraordinary items, is comprised of the following:

                                                                                     THE KNOLL
                                                                                    GROUP, INC.
                                                                                    (PREDECESSOR)
                                                                                    -----------
                                              YEAR                     TEN MONTHS   TWO MONTHS
                                              ENDED         YEAR          ENDED        ENDED
                                            DECEMBER        ENDED       DECEMBER     FEBRUARY
                                               31,      DECEMBER 31,       31,          29,
                                              1998          1997          1996         1996
                                           -----------  -------------  -----------  -----------
                                                       (IN THOUSANDS)                   (IN
                                                                                    THOUSANDS)
Current:
  Federal................................   $  42,364     $  21,585     $  10,909    $ (13,801)
  State..................................       9,456         5,980         2,953       (1,814)
  Foreign................................       5,414        11,295           661           28
                                           -----------  -------------  -----------  -----------
    Total current........................      57,234        38,860        14,523      (15,587)
                                           -----------  -------------  -----------  -----------
Deferred:
  Federal................................       4,423         6,258        (2,850)        (460)
  State..................................       1,113           708          (612)         (60)
  Foreign................................       1,601         2,200         5,783           --
                                           -----------  -------------  -----------  -----------
    Total deferred.......................       7,137         9,166         2,321         (520)
                                           -----------  -------------  -----------  -----------
Income tax expense (benefit).............   $  64,371     $  48,026     $  16,844    $ (16,107)
                                           -----------  -------------  -----------  -----------
                                           -----------  -------------  -----------  -----------

    Income taxes paid by the Company for the years ended December 31, 1998 and 1997 totaled $61,404,000 and $24,026,000, respectively. For the ten months ended December 31, 1996, income taxes paid by the Company amounted to $13,137,000.

    The recognition and measurement of the income tax benefit for the Predecessor required certain assumptions, allocations and significant estimates in order to measure the tax consequences as if the Predecessor were a stand-alone taxpayer.

                                  KNOLL, INC.

18. INCOME TAXES -- (CONTINUED)
    The following table sets forth the tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities:

                                                                                                   DECEMBER 31,
                                                                                               --------------------
                                                                                                 1998       1997
                                                                                               ---------  ---------

                                                                                                  (IN THOUSANDS)
Deferred tax assets:
  Accounts receivable, principally due to allowance for doubtful accounts....................  $   1,624  $   1,634
  Inventories................................................................................      2,640      3,153
  Net operating loss carryforwards...........................................................     19,045     21,359
  Obligation for postretirement benefits other than pension..................................      7,591      7,039
  Accrued liabilities and other items........................................................     20,915     20,493
                                                                                               ---------  ---------
Gross deferred tax assets....................................................................     51,815     53,678
Valuation allowance..........................................................................    (22,528)   (25,172)
                                                                                               ---------  ---------
Net deferred tax assets......................................................................     29,287     28,506
                                                                                               ---------  ---------
Deferred tax liabilities:
  Intangibles, principally due to differences in amortization................................     11,260      7,303
  Plant and equipment, principally due to differences in depreciation and assigned values....      7,411      5,011
  Other items................................................................................        227        198
                                                                                               ---------  ---------
Gross deferred tax liabilities...............................................................     18,898     12,512
                                                                                               ---------  ---------
Net deferred tax asset.......................................................................  $  10,389  $  15,994
                                                                                               ---------  ---------
                                                                                               ---------  ---------

    As of December 31, 1998, the Company had net operating loss carryforwards totaling approximately $49,959,000 in various foreign tax jurisdictions, of which $17,658,000 generally expire through 2000 and $32,301,000 may be carried forward for an unlimited time.

    The Company has recorded a valuation allowance for net deferred tax assets in foreign tax jurisdictions, primarily related to pre-acquisition net operating loss carryforwards, due to losses incurred in these tax jurisdictions in previous years.

    At December 31, 1996, the Company had recorded a valuation allowance of $33,161,000.

    For the years ended December 31, 1998 and 1997 and the ten months ended December 31, 1996, tax benefits recognized through reductions of the valuation allowance for pre-acquisition net operating loss carryforwards had the effect of reducing goodwill by $1,457,000, $4,524,000 and $4,246,000, respectively. If additional tax benefits are recognized in the future through further reduction of the valuation allowance, such benefits will generally reduce goodwill.

                                  KNOLL, INC.

18. INCOME TAXES -- (CONTINUED)
    The following table sets forth a reconciliation of the statutory federal income tax rate to the effective income tax rate:

                                                                                               THE KNOLL
                                                                                              GROUP, INC.
                                                                                             (PREDECESSOR)
                                                                                             -------------
                                                  YEAR           YEAR         TEN MONTHS      TWO MONTHS
                                                  ENDED          ENDED           ENDED           ENDED
                                              DECEMBER 31,   DECEMBER 31,    DECEMBER 31,    FEBRUARY 29,
                                                  1998           1997            1996            1996
                                              -------------  -------------  ---------------  -------------
Federal statutory tax rate..................         35.0%          35.0%           35.0%          (35.0%)
Increase (decrease) in the tax rate
  resulting from:
    State taxes, net of federal effect......          4.4            3.8             3.9            (4.5)
    Higher income tax rates of other
      countries.............................          1.2            2.4             3.2            (0.2)
    Non-deductible goodwill amortization....          0.2            0.3             1.0             1.1
    Other...................................          0.1            0.5             0.3            (1.4)
                                                      ---            ---             ---           -----
Effective tax rate..........................         40.9%          42.0%           43.4%          (40.0%)
                                                      ---            ---             ---           -----
                                                      ---            ---             ---           -----

    The Company has not made provision for U.S. federal and state income taxes as of December 31, 1998 on approximately $35,522,000 of foreign earnings that are expected to be reinvested indefinitely. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of the unrecognized deferred tax liability is not practicable.

19. LEASES

    The Company has commitments under operating leases for certain machinery and equipment and facilities used in its operations. Total rental expense for the years ended December 31, 1998 and 1997 and the ten months ended December 31, 1996 was $9,256,000, $8,902,000 and $7,787,000, respectively. Future minimum rental payments required under those operating leases that have an initial or remaining noncancelable lease term in excess of one year are as follows (in thousands):

1999...............................................................  $   7,442
2000...............................................................      6,470
2001...............................................................      5,569
2002...............................................................      4,803
2003...............................................................      3,532
Subsequent years...................................................      3,653
                                                                     ---------
Total minimum rental payments......................................  $  31,469
                                                                     ---------
                                                                     ---------

                                  KNOLL, INC.

20. STOCK PLANS

    In connection with the acquisition discussed in Note 3, the Company established the Knoll, Inc. 1996 Stock Incentive Plan (the "1996 Stock Plan"). Under the 1996 Stock Plan, awards denominated or payable in shares or options to purchase shares of the Company's common stock may be granted to officers and other key employees of the Company. A combined maximum of 4,709,126 shares or options to purchase shares were authorized for issuance under the 1996 Stock Plan. Options that are granted have a contractual life of ten years. A Stock Plan Committee of the Company's Board of Directors has sole discretion concerning administration of the 1996 Stock Plan, including selection of individuals to receive awards, types of awards, the terms and conditions of the awards and the time at which awards will be granted.

    The Knoll, Inc. 1997 Stock Incentive Plan (the "1997 Stock Plan") was established on February 14, 1997. The terms of the 1997 Stock Plan are essentially the same as those of the 1996 Stock Plan, except pursuant to the 1997 Stock Plan, discounted options may be granted, options may be repriced, the Board of Directors has greater flexibility to amend the 1997 Plan and, as of December 31, 1998, a combined maximum of 2,255,772 shares or options to purchase shares were authorized for issuance under the plan.

    During the ten months ended December 31, 1996, the Company granted 4,144,030 restricted common shares, with a weighted average fair market value of $0.34 per share, to key employees. The fair market value of the shares on the date of grant has been recorded as unearned stock grant compensation and is presented as a separate component of stockholders' equity. Compensation expense is recognized ratably over the vesting period. As of December 31, 1998, a total of 2,486,404 restricted shares have vested. The remaining 1,657,626 restricted shares will vest as follows: 640,432 shares in 1999, 640,433 shares in 2000 and 376,761 shares in 2001.

    The following table summarizes the Company's stock option activity:

                                                                   YEAR ENDED                 YEAR ENDED
                                                                DECEMBER 31, 1998          DECEMBER 31, 1997
                                                            -------------------------  -------------------------
                                                                          WEIGHTED                   WEIGHTED
                                                                           AVERAGE                    AVERAGE
                                                            NUMBER OF     EXERCISE     NUMBER OF     EXERCISE
                                                             OPTIONS        PRICE       OPTIONS        PRICE
                                                            ----------  -------------  ----------  -------------
Outstanding at beginning of year..........................   2,142,158    $   20.73            --    $      --
Granted...................................................      50,000        28.21     2,173,552        20.66
Exercised.................................................    (196,647)       16.06            --           --
Forfeited.................................................     (30,000)       28.50       (31,394)       15.93
                                                            ----------                 ----------
Outstanding at end of year................................   1,965,511        21.27     2,142,158        20.73
                                                            ----------                 ----------
                                                            ----------                 ----------
Exercisable at end of year................................     240,789        24.33        10,000        17.00
                                                            ----------                 ----------
                                                            ----------                 ----------
Available for future grants...............................     658,710                    678,710
                                                            ----------                 ----------
                                                            ----------                 ----------

    On February 10, 1999, the Board of Directors authorized an additional 1,000,000 shares or options to purchase shares, subject to stockholder approval, for issuance under the 1997 Stock Plan. Also on such date, the Company granted an additional 270,000 options with an exercise price of $21.25 per share.

    Options were granted at an exercise price equal to the market price on the date of grant.

                                  KNOLL, INC.

20. STOCK PLANS -- (CONTINUED)
    The following table summarizes information regarding stock options outstanding and exercisable at December 31, 1998:

                                      OPTIONS OUTSTANDING
                         ----------------------------------------------     OPTIONS EXERCISABLE
                                                                         --------------------------
                                          WEIGHTED          WEIGHTED                    WEIGHTED
                                           AVERAGE           AVERAGE                     AVERAGE
RANGE OF EXERCISE        NUMBER OF        REMAINING         EXERCISE      NUMBER OF     EXERCISE
PRICES                    OPTIONS     CONTRACTUAL LIFE        PRICE        OPTIONS        PRICE
-----------------------  ----------  -------------------  -------------  -----------  -------------
  $15.93--$17.00          1,142,511        8.19 years       $   15.98        82,789     $   16.19
  $24.88--$33.38            823,000              8.88           28.62       158,000         28.59
                         ----------                                      -----------
  $15.93--$33.38          1,965,511              8.48           21.27       240,789         24.33
                         ----------                                      -----------
                         ----------                                      -----------

    The Company also has a qualified, noncompensatory employee stock purchase plan, which provides all employees the ability to purchase common stock of the Company at a price equal to 15.0% below the lower of the market price at (i) the beginning of each quarterly offering period or (ii) the end of each quarterly offering period. Purchases under the plan are limited to 10.0% of an employee's eligible gross pay, up to $25,000. The Company has reserved 300,000 shares of its common stock for issuance under its employee stock purchase plan. During the year ended December 31, 1998, the Company issued 75,609 shares at a weighted average price of $21.89 under this plan. From August 1, 1997, the date the employee stock purchase plan commenced, through December 31, 1997, the Company issued 22,716 shares at a weighted average price of $26.71.

    As discussed in Note 2, the Company continues to account for its stock-based compensation plans in accordance with APB 25. Accordingly, no compensation cost has been recognized for the Company's stock options or stock purchase rights granted in connection with the employee stock purchase plan. If the Company had recognized compensation cost based upon the fair value of the stock options and stock purchase rights at the date of grant as prescribed by SFAS 123, the Company's pro forma net income and pro forma net income per share would have been as follows (in thousands, except per share amounts):

                                                                                        YEAR ENDED    YEAR ENDED
                                                                                       DECEMBER 31,  DECEMBER 31,
                                                                                           1998          1997
                                                                                       ------------  ------------
Pro forma net income.................................................................   $   89,804    $   59,731
Pro forma net income per share of common stock:
  Basic..............................................................................         2.18          1.60
  Diluted............................................................................         2.06          1.48

    The weighted average fair value of options granted in 1998 and 1997 was $13.68 and $10.13 per share, respectively, and the weighted average fair value of stock purchase rights granted under the employee stock purchase plan was $4.84 and $5.31 per share in 1998 and 1997, respectively. The fair value of the options and stock purchase rights was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5.75% in 1998 and 6.0% in 1997, dividend yield of 0.0% in 1998 and 1997, expected volatility of the market price of the common stock of 35.0% in 1998 and 1997 and weighted average expected lives of 7 years for the options and 3 months for the stock purchase rights in 1998 and 1997. The estimated fair value of the options was amortized to expense over the vesting period of the options for purposes of determining

                                  KNOLL, INC.

20. STOCK PLANS -- (CONTINUED)
pro forma net income and pro forma net income per share. The effects of applying SFAS 123 for purposes of providing pro forma disclosures are not likely to be representative of the effects on reported net income in future years.

21. STOCK REPURCHASE PROGRAM

    In September 1998, the Board of Directors approved a share repurchase program that authorized the repurchase of up to 3,000,000 shares of the Company's common stock. The Board of Directors subsequently approved an increase of 2,000,000 shares to the program on February 2, 1999. As such, the program now allows for the repurchase of up to 5,000,000 shares of the Company's common stock. Common shares may be purchased in the open market or through negotiated transactions at the discretion of Company management, depending on ongoing assessments of capital needs and prevailing market conditions. During 1998, the Company purchased 1,707,700 shares for $38,849,000, or an average price of $22.75 per share. As of March 24, 1999, the Company purchased a total of 2,894,700 shares for $67,524,000 under the program. The repurchased shares are held in treasury.

22. PENSION AND OTHER POSTRETIREMENT BENEFITS

    The Company has two domestic defined benefit pension plans and two plans providing for other postretirement benefits, including medical and life insurance coverage. One of the pension plans and one of the other postretirement benefits plans cover eligible U.S. nonunion employees while the other pension plan and other postretirement benefits plan cover eligible U.S. union employees.

                                  KNOLL, INC.

22. PENSION AND OTHER POSTRETIREMENT BENEFITS -- (CONTINUED)
    The following table sets forth a reconciliation of the benefit obligation, plan assets and accrued benefit cost related to the pension and other postretirement benefits provided by the Company:

                                                                         PENSION BENEFITS        OTHER BENEFITS
                                                                       --------------------  ----------------------
                                                                         1998       1997        1998        1997
                                                                       ---------  ---------  ----------  ----------

                                                                                      (IN THOUSANDS)
CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at January 1......................................  $   8,078  $   3,953  $   18,149  $   17,157
Service cost.........................................................      5,396      4,893         595         560
Interest cost........................................................        615        207       1,294       1,224
Participant contributions............................................        252        276          --          --
Amendment............................................................        451         --          --          --
Actuarial loss (gain)................................................      3,214     (1,160)      1,302         592
Benefits paid........................................................       (109)       (91)       (493)     (1,384)
                                                                       ---------  ---------  ----------  ----------
Benefit obligation at December 31....................................     17,897      8,078      20,847      18,149
                                                                       ---------  ---------  ----------  ----------
CHANGE IN PLAN ASSETS:
Fair value of plan assets at January 1...............................      3,721         30          --          --
Actual return on plan assets.........................................        241         55          --          --
Employer contributions...............................................      4,536      3,451         493       1,384
Participant contributions............................................        252        276          --          --
Benefits paid........................................................       (109)       (91)       (493)     (1,384)
                                                                       ---------  ---------  ----------  ----------
Fair value of plan assets at December 31.............................      8,641      3,721          --          --
                                                                       ---------  ---------  ----------  ----------

Funded status........................................................     (9,256)    (4,357)    (20,847)    (18,149)
Unrecognized net loss (gain).........................................      2,156     (1,160)      1,677         375
Unrecognized prior service cost......................................        416         --          --          --
                                                                       ---------  ---------  ----------  ----------
Accrued benefit cost.................................................  $  (6,684) $  (5,517) $  (19,170) $  (17,774)
                                                                       ---------  ---------  ----------  ----------
                                                                       ---------  ---------  ----------  ----------

    Significant assumptions as of December 31 that were used in accounting for the pension and other postretirement benefits plans are as follows:

                                                                           PENSION BENEFITS       OTHER BENEFITS
                                                                         --------------------  --------------------
                                                                           1998       1997       1998       1997
                                                                         ---------  ---------  ---------  ---------
Discount rate..........................................................       6.75%      7.25%      6.75%      7.25%
Expected return on plan assets.........................................       8.50       8.50         --         --
Rate of compensation increase..........................................       4.50       4.50       4.50       4.50

                                  KNOLL, INC.

22. PENSION AND OTHER POSTRETIREMENT BENEFITS -- (CONTINUED)
    The following table sets forth the components of the net periodic benefit cost for the Company's pension and other postretirement benefits plans:

                                               PENSION BENEFITS                               OTHER BENEFITS
                                 ---------------------------------------------  -------------------------------------------
                                     YEAR            YEAR         TEN MONTHS        YEAR           YEAR        TEN MONTHS
                                     ENDED           ENDED           ENDED          ENDED          ENDED          ENDED
                                 DECEMBER 31,    DECEMBER 31,    DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                     1998            1997            1996           1998           1997           1996
                                 -------------  ---------------  -------------  -------------  -------------  -------------
                                                (IN THOUSANDS)                                (IN THOUSANDS)
Service cost...................    $   5,396       $   4,893       $   3,953      $     595      $     560      $     440
Interest cost..................          615             207              --          1,294          1,224          1,000
Expected return on plan
  assets.......................         (321)            (55)             --             --             --             --
Amortization of prior service
  costs........................           35              --              --             --             --             --
Recognized actuarial gain......          (22)             --              --             --             --             --
                                      ------          ------          ------         ------         ------         ------
Net periodic benefit cost......    $   5,703       $   5,045       $   3,953      $   1,889      $   1,784      $   1,440
                                      ------          ------          ------         ------         ------         ------
                                      ------          ------          ------         ------         ------         ------

    For purposes of measuring the benefit obligation and the net periodic benefit cost as of and for the year ended December 31, 1998, respectively, associated with the Company's other postretirement benefits plans, a 7.50% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1998. The rate was then assumed to decrease 1.00% per year to 5.50% in 2000 and remain at that level thereafter. Increasing the assumed health care cost trend rate by 1.00% in each year would increase the benefit obligation as of December 31, 1998 by $2,415,000 and increase the net periodic benefit cost for the year ended December 31, 1998 by $258,000. Decreasing the assumed health care cost trend rate by 1.00% in each year would decrease the benefit obligation as of December 31, 1998 by $2,073,000 and decrease the net periodic benefit cost for the year ended December 31, 1998 by $217,000.

    Prior to March 1, 1996, the Predecessor sponsored a defined benefit pension plan and other postretirement benefits plan for all eligible U.S. nonunion employees. As a result of the sale of the Predecessor by Westinghouse, as discussed in Note 3, benefits earned through February 29, 1996 under the pension plan were frozen and participants were fully vested in their benefits. The pension plan was subsequently merged into a Westinghouse pension plan. Furthermore, the Company assumed the liability related to the Predecessor's other postretirement benefits plan. For the two months ended February 29, 1996, the Predecessor incurred an aggregate of $441,000 of pension and other postretirement benefits expense.

    Employees of the Canadian and United Kingdom (U.K.) operations participate in defined contribution plans. The Company's expense related to these plans for the years ended December 31, 1998 and 1997 and the ten months ended December 31, 1996 was $842,000, $1,121,000 and $632,000, respectively.

    The Company also sponsors a retirement savings plan (i.e. 401(k) plan) for all U.S. nonunion employees and U.S. hourly union employees. Under this plan, participants may defer a portion of their earnings up to the annual contribution limits established by the Internal Revenue Service. The Company matches 40.0% of participant contributions on up to the first 6.0% of compensation for

                                  KNOLL, INC.

22. PENSION AND OTHER POSTRETIREMENT BENEFITS -- (CONTINUED) nonunion employees and matches 50.0% of participant contributions on up to the first 6.0% of compensation for union employees. For participants who are nonunion employees, the plan also provides for additional employer matching based on the achievement of certain profitability goals. The Company's common stock is offered as an investment option under the 401(k) plan. Although the stock is typically purchased on the open market, the Company has reserved 500,000 shares of its common stock for issuance under its 401(k) plan. The Company's total expense under this plan was $5,472,000 and $5,180,000 for the years ended December 31, 1998 and 1997, respectively, and $2,957,000 for the ten months ended December 31, 1996. The Predecessor administered a similar retirement savings plan and incurred related expense totaling $406,000 for the two months ended February 29, 1996.

23. SEGMENT AND GEOGRAPHIC REGION INFORMATION

    The Company operates exclusively in the business of design, manufacture and sale of office furniture products and accessories. In addition to its principal manufacturing operations and markets in North America, the Company conducts manufacturing and sales operations in Europe.

    The Company's sales to customers, operating income and net property, plant and equipment are summarized by geographic areas below. Sales to customers are attributed to the geographic areas based on the point of sale.

                                                                    UNITED
                                                                    STATES      CANADA     EUROPE    CONSOLIDATED
                                                                 ------------  ---------  ---------  ------------
                                                                                  (IN THOUSANDS)
YEAR ENDED DECEMBER 31, 1998
Sales to customers.............................................   $  857,711   $  29,361  $  61,619   $  948,691
Operating income...............................................      158,880       9,915      2,748      171,543
Property, plant and equipment, net.............................      146,488      27,754     11,925      186,167

YEAR ENDED DECEMBER 31, 1997
Sales to customers.............................................      717,326      37,674     55,857      810,857
Operating income...............................................      108,002      24,497      5,378      137,877
Property, plant and equipment, net.............................      145,215      23,829     11,406      180,450

TEN MONTHS ENDED DECEMBER 31, 1996
Sales to customers.............................................      493,653      24,456     43,425      561,534
Operating income...............................................       54,381      10,681      6,282       71,344
Property, plant and equipment, net.............................      141,725      21,882     12,611      176,218

                                  KNOLL, INC.

24. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

    The following table sets forth unaudited summary information on a quarterly basis for the Company for the years ended December 31, 1998 and 1997.

                                                                     FIRST       SECOND      THIRD       FOURTH
                                                                    QUARTER     QUARTER     QUARTER     QUARTER
                                                                   ----------  ----------  ----------  ----------
                                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
1998
Net sales........................................................  $  220,775  $  246,957  $  235,028  $  245,931
Gross profit.....................................................      87,323      97,838      93,022      97,752
Net income.......................................................      19,810      25,063      24,937      23,234
Earnings per share of common stock:
  Basic..........................................................        0.48        0.60        0.60        0.57
  Diluted........................................................        0.45        0.57        0.57        0.55

1997
Net sales........................................................     177,833     212,582     208,402     212,040
Gross profit.....................................................      67,974      86,176      83,714      83,031
Income before extraordinary item.................................      11,638      16,956      19,471      18,378
Net income.......................................................      11,638      11,619      19,471      18,378
Income before extraordinary item per share of
  common stock:
    Basic........................................................        0.37        0.46        0.48        0.45
    Diluted......................................................        0.34        0.43        0.45        0.42

    Income before extraordinary item per share amounts reported for the first and second quarters of 1997 are pro forma as they are adjusted to reflect the redemption and conversion into common stock of the Series A Preferred Stock as of the beginning of the respective periods (see Note 2).

    The Company recorded an extraordinary loss of $8,838,000 pretax ($5,337,000 after-tax) during the second quarter of 1997. This loss consisted of the write-off of unamortized deferred financing fees and the premium paid in connection with the early redemption of a portion of the Company's Senior Subordinated Notes.

25. SUBSEQUENT EVENTS

    On March 23, 1999, the Company received a proposal from Warburg, Pincus Ventures, L.P. and certain members of Knoll management to acquire all of the outstanding shares of the Company's common stock owned by public stockholders at a price of $25.00 per share. The Board of Directors has authorized the appointment of a special committee, consisting of independent members of the Board of Directors, to consider the proposal. Consummation of the acquisition would be subject to approval by the Board of Directors and stockholders of Knoll, as well as to the receipt of financing, the execution of a definitive merger agreement and other conditions customary in a transaction of this type. Five class action complaints relating to the proposal were filed on or about March 24, 1999. The Company is among the defendants. The Company is unable to predict what impact, if any, such litigation may have on the Company or the proposed transaction. The financial statements do not reflect any effects of the litigation or the proposed transaction.

                                  KNOLL, INC.

26. FINANCIAL INFORMATION FOR GUARANTORS OF THE COMPANY'S DEBT

    As discussed in Note 12, the Company's Senior Subordinated Notes are guaranteed by all existing and future directly or indirectly wholly owned domestic subsidiaries of the Company (the "Guarantors"). The Guarantors are Knoll Overseas, Inc., a holding company for the entities that conduct the Company's European business, and Spinneybeck Enterprises, Inc., which directly and through a Canadian subsidiary operates the Company's leather business.

    These Guarantors will irrevocably and unconditionally, fully, jointly and severally, guarantee the performance and payment when due, of all obligations under the Senior Subordinated Notes, limited to the largest amount that would not render such Guarantors' obligations under the guarantees subject to avoidance under any applicable federal or state fraudulent conveyance or similar law.

    The condensed consolidating information that follows presents:

    - Condensed consolidating financial information as of December 31, 1998 and 1997 and for the years ended December 31, 1998 and 1997, ten months ended December 31, 1996 and two months ended February 29, 1996 of (a) Knoll, Inc. (as the Issuer), (b) the Guarantors, (c) the combined non-Guarantors,
      (d) elimination entries and (e) the Company on a consolidated basis.

    - The Issuer and the Guarantors are shown with their investments in their subsidiaries accounted for on the equity method.

    The condensed consolidating financial information should be read in connection with the consolidated financial statements of the Company. Separate financial statements of the Guarantors are not presented because management has determined that separate financial statements are not material. The Guarantors are fully, jointly, severally and unconditionally liable under the guarantees.

    Certain amounts for 1997 and 1996 in the condensed consolidating information have been reclassified to conform to the 1998 classifications.

                                  KNOLL, INC.

                                 BALANCE SHEET

                               DECEMBER 31, 1998

                                 (IN THOUSANDS)

                                                                    GUARANTORS
                                                             ------------------------
                                                             SPINNEYBECK     KNOLL
                                                   KNOLL,    ENTERPRISES,  OVERSEAS,      NON-
                                                    INC.        INC.         INC.      GUARANTORS   ELIMINATIONS    TOTAL
                                                 ----------  -----------  -----------  -----------  ------------  ----------
                    ASSETS
Current assets:
  Cash and cash equivalents....................  $    3,503   $     561    $      --    $  13,401    $       --   $   17,465
  Customer receivables, net....................     115,823       1,698           --       20,435            --      137,956
  Accounts receivable-related parties..........      13,954          40        3,568       40,061       (57,623)          --
  Inventories..................................      53,146       8,270           --       15,697            --       77,113
  Deferred income taxes........................      20,169          --           --          898            --       21,067
  Prepaid and other current assets.............       2,132          14            4        7,692            --        9,842
                                                 ----------  -----------  -----------  -----------  ------------  ----------
    Total current assets.......................     208,727      10,583        3,572       98,184       (57,623)     263,443
Property, plant and equipment, net.............     146,275         213           --       39,679            --      186,167
Intangible assets, net.........................     258,604          --           --        1,439            --      260,043
Equity investments.............................     106,709         666       15,932           --      (123,307)          --
Other noncurrent assets........................       2,046           9           97        2,222            --        4,374
                                                 ----------  -----------  -----------  -----------  ------------  ----------
    Total Assets...............................  $  722,361   $  11,471    $  19,601    $ 141,524    $ (180,930)  $  714,027
                                                 ----------  -----------  -----------  -----------  ------------  ----------
                                                 ----------  -----------  -----------  -----------  ------------  ----------
     LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt.........  $   10,000   $      --    $      --    $      --    $       --   $   10,000
  Accounts payable-trade.......................      37,446         415           --       21,690            --       59,551
  Accounts payable-related parties.............      39,826         235        2,526       15,036       (57,623)          --
  Income taxes payable.........................       5,872         637           35          552            --        7,096
  Other current liabilities....................      81,100         838        1,061        8,757            --       91,756
                                                 ----------  -----------  -----------  -----------  ------------  ----------
    Total current liabilities..................     174,244       2,125        3,622       46,035       (57,623)     168,403
Long-term debt.................................     158,250          --           --        1,005            --      159,255
Deferred income taxes..........................       8,531          --           --        2,147            --       10,678
Postretirement benefits other than pension.....      18,450          --           --           --            --       18,450
Other noncurrent liabilities...................       8,049          --           --        5,342            --       13,391
                                                 ----------  -----------  -----------  -----------  ------------  ----------
    Total liabilities..........................     367,524       2,125        3,622       54,529       (57,623)     370,177
                                                 ----------  -----------  -----------  -----------  ------------  ----------
Stockholders' equity:
  Common stock.................................         418          --           --           --            --          418
  Additional paid-in-capital...................     184,145         273       12,812       60,107       (75,545)     181,792
  Unearned stock grant compensation............        (712)         --           --           --            --         (712)
  Retained earnings............................     170,986       9,073        3,167       35,522       (47,762)     170,986
  Accumulated other comprehensive income.......          --          --           --       (8,634)           --       (8,634)
                                                 ----------  -----------  -----------  -----------  ------------  ----------
    Total stockholders' equity.................     354,837       9,346       15,979       86,995      (123,307)     343,850
                                                 ----------  -----------  -----------  -----------  ------------  ----------
    Total Liabilities and Stockholders'
      Equity...................................  $  722,361   $  11,471    $  19,601    $ 141,524    $ (180,930)  $  714,027
                                                 ----------  -----------  -----------  -----------  ------------  ----------
                                                 ----------  -----------  -----------  -----------  ------------  ----------

                                  KNOLL, INC.

                                 BALANCE SHEET

                               DECEMBER 31, 1997

                                 (IN THOUSANDS)

                                                                 GUARANTORS
                                                         --------------------------
                                                         SPINNEYBECK      KNOLL
                                               KNOLL,    ENTERPRISES,   OVERSEAS,       NON-
                                                INC.        INC.          INC.       GUARANTORS   ELIMINATIONS    TOTAL
                                             ----------  -----------  -------------  -----------  ------------  ----------
                  ASSETS
Current assets:
  Cash and cash equivalents................  $    1,052   $     291     $      --     $   9,447    $       --   $   10,790
  Customer receivables, net................      97,364       1,629            --        23,858            --      122,851
  Accounts receivable-related parties......       2,380          35         2,257        41,427       (46,099)          --
  Inventories..............................      46,665       7,443            --        14,141            --       68,249
  Deferred income taxes....................      20,323          --            --           972            --       21,295
  Prepaid and other current assets.........       2,258          (2)            4         1,437            --        3,697
                                             ----------  -----------  -------------  -----------  ------------  ----------
    Total current assets...................     170,042       9,396         2,261        91,282       (46,099)     226,882
Property, plant and equipment, net.........     144,923         292            --        35,235            --      180,450
Intangible assets, net.....................     267,231          --            --         3,446            --      270,677
Equity investments.........................      95,308         567        14,947            --      (110,822)          --
Other noncurrent assets....................         731           9            97         2,013            --        2,850
                                             ----------  -----------  -------------  -----------  ------------  ----------
    Total Assets...........................  $  678,235   $  10,264     $  17,305     $ 131,976    $ (156,921)  $  680,859
                                             ----------  -----------  -------------  -----------  ------------  ----------
                                             ----------  -----------  -------------  -----------  ------------  ----------
   LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt.....  $   10,000   $      --     $      --     $      --    $       --   $   10,000
  Accounts payable-trade...................      46,709         482            --        19,506            --       66,697
  Accounts payable-related parties.........      41,290         137           (10)        4,682       (46,099)          --
  Income taxes payable.....................      (2,046)        223           (69)        8,683            --        6,791
  Other current liabilities................      67,291         678         1,886         7,986            --       77,841
                                             ----------  -----------  -------------  -----------  ------------  ----------
    Total current liabilities..............     163,244       1,520         1,807        40,857       (46,099)     161,329
Long-term debt.............................     196,250          --            --           779            --      197,029
Deferred income taxes......................       3,149          --            --         2,152            --        5,301
Postretirement benefits other than
  pension..................................      16,424          --            --            --            --       16,424
Other noncurrent liabilities...............       7,803          --            --         4,684            --       12,487
                                             ----------  -----------  -------------  -----------  ------------  ----------
  Total liabilities........................     386,870       1,520         1,807        48,472       (46,099)     392,570
                                             ----------  -----------  -------------  -----------  ------------  ----------
Stockholders' equity:
  Common stock.............................         432          --            --            --            --          432
  Additional paid-in-capital...............     213,984       3,535        12,897        60,079       (75,545)     214,950
  Unearned stock grant compensation........        (993)         --            --            --            --         (993)
  Retained earnings........................      77,942       5,209         2,601        27,467       (35,277)      77,942
  Accumulated other comprehensive income...          --          --            --        (4,042)           --       (4,042)
                                             ----------  -----------  -------------  -----------  ------------  ----------
    Total stockholders' equity.............     291,365       8,744        15,498        83,504      (110,822)     288,289
                                             ----------  -----------  -------------  -----------  ------------  ----------
    Total Liabilities and Stockholders'
      Equity...............................  $  678,235   $  10,264     $  17,305     $ 131,976    $ (156,921)  $  680,859
                                             ----------  -----------  -------------  -----------  ------------  ----------
                                             ----------  -----------  -------------  -----------  ------------  ----------

                                  KNOLL, INC.

                            STATEMENT OF OPERATIONS

                          YEAR ENDED DECEMBER 31, 1998

                                 (IN THOUSANDS)

                                                                 GUARANTORS
                                                         --------------------------
                                                         SPINNEYBECK      KNOLL
                                               KNOLL,    ENTERPRISES,   OVERSEAS,       NON-
                                                INC.        INC.          INC.       GUARANTORS   ELIMINATIONS    TOTAL
                                             ----------  -----------  -------------  -----------  ------------  ----------
Sales to customers.........................  $  835,209   $  22,502     $      --     $  90,980    $       --   $  948,691
Sales to related parties...................      24,652       3,531         1,244       124,816      (154,243)          --
                                             ----------  -----------       ------    -----------  ------------  ----------
Total sales................................     859,861      26,033         1,244       215,796      (154,243)     948,691
Cost of sales to customers.................     526,437       9,114           813        64,478       (28,086)     572,756
Cost of sales to related parties...........      14,578       3,531            --       108,048      (126,157)          --
                                             ----------  -----------       ------    -----------  ------------  ----------
Gross profit...............................     318,846      13,388           431        43,270            --      375,935
Selling, general and administrative
  expenses.................................     165,976       6,938           871        30,607            --      204,392
                                             ----------  -----------       ------    -----------  ------------  ----------
Operating income (loss)....................     152,870       6,450          (440)       12,663            --      171,543
Interest expense...........................      16,809          --            --            51            --       16,860
Other income, net..........................         412          --            --         2,320            --        2,732
Income from equity investments.............      11,401          99           985            --       (12,485)          --
                                             ----------  -----------       ------    -----------  ------------  ----------
Income before income tax expense...........     147,874       6,549           545        14,932       (12,485)     157,415
Income tax expense (benefit)...............      54,830       2,685           (21)        6,877            --       64,371
                                             ----------  -----------       ------    -----------  ------------  ----------
Net income.................................  $   93,044   $   3,864     $     566     $   8,055    $  (12,485)  $   93,044
                                             ----------  -----------       ------    -----------  ------------  ----------
                                             ----------  -----------       ------    -----------  ------------  ----------

                                  KNOLL, INC.

                            STATEMENT OF OPERATIONS

                          YEAR ENDED DECEMBER 31, 1997

                                 (IN THOUSANDS)

                                                                 GUARANTORS
                                                         --------------------------
                                                         SPINNEYBECK      KNOLL
                                               KNOLL,    ENTERPRISES,   OVERSEAS,       NON-
                                                INC.        INC.          INC.       GUARANTORS   ELIMINATIONS    TOTAL
                                             ----------  -----------  -------------  -----------  ------------  ----------
Sales to customers.........................  $  698,392   $  18,934     $      --     $  93,531    $       --   $  810,857
Sales to related parties...................      22,545       3,507         1,192       103,412      (130,656)          --
                                             ----------  -----------  -------------  -----------  ------------  ----------
Total sales................................     720,937      22,441         1,192       196,943      (130,656)     810,857
Cost of sales to customers.................     450,099       7,707           703        67,902       (36,449)     489,962
Cost of sales to related parties...........      14,530       3,507            --        76,170       (94,207)          --
                                             ----------  -----------  -------------  -----------  ------------  ----------
Gross profit...............................     256,308      11,227           489        52,871            --      320,895
Selling, general and administrative
  expenses.................................     151,907       6,287         1,828        22,996            --      183,018
                                             ----------  -----------  -------------  -----------  ------------  ----------
Operating income (loss)....................     104,401       4,940        (1,339)       29,875            --      137,877
Interest expense...........................      24,960          --            --           115            --       25,075
Other income (expense), net................        (190)         --            (1)        1,858            --        1,667
Income from equity investments.............      19,837         117         2,158            --       (22,112)          --
                                             ----------  -----------  -------------  -----------  ------------  ----------
Income before income tax expense (benefit)
  and extraordinary item...................      99,088       5,057           818        31,618       (22,112)     114,469
Income tax expense (benefit)...............      32,645       2,051           (15)       13,345            --       48,026
                                             ----------  -----------  -------------  -----------  ------------  ----------
Income before extraordinary item...........      66,443       3,006           833        18,273       (22,112)      66,443
Extraordinary loss on early extinguishment
  of debt,
  net of taxes.............................       5,337          --            --            --            --        5,337
                                             ----------  -----------  -------------  -----------  ------------  ----------
Net income.................................  $   61,106   $   3,006     $     833     $  18,273    $  (22,112)  $   61,106
                                             ----------  -----------  -------------  -----------  ------------  ----------
                                             ----------  -----------  -------------  -----------  ------------  ----------

                                  KNOLL, INC.

                            STATEMENT OF OPERATIONS

                       TEN MONTHS ENDED DECEMBER 31, 1996

                                 (IN THOUSANDS)

                                                                 GUARANTORS
                                                         --------------------------
                                                         SPINNEYBECK      KNOLL
                                               KNOLL,    ENTERPRISES,   OVERSEAS,       NON-
                                                INC.        INC.          INC.       GUARANTORS   ELIMINATIONS    TOTAL
                                             ----------  -----------  -------------  -----------  ------------  ----------
Sales to customers.........................  $  480,857   $  12,796     $      --     $  67,881    $       --   $  561,534
Sales to related parties...................      13,227       2,210            --        62,580       (78,017)          --
                                             ----------  -----------  -------------  -----------  ------------  ----------
Total sales................................     494,084      15,006            --       130,461       (78,017)     561,534
Cost of sales to customers.................     323,607       6,109           521        50,293       (21,689)     358,841
Cost of sales to related parties...........       8,902       1,054            --        46,372       (56,328)          --
                                             ----------  -----------  -------------  -----------  ------------  ----------
Gross profit (loss)........................     161,575       7,843          (521)       33,796            --      202,693
Selling, general and administrative
  expenses.................................     108,713       4,342         1,461        16,833            --      131,349
                                             ----------  -----------  -------------  -----------  ------------  ----------
Operating income (loss)....................      52,862       3,501        (1,982)       16,963            --       71,344
Interest expense...........................      32,706          --            --           246            --       32,952
Other income (expense), net................         757          (4)          953        (1,259)           --          447
Income from equity investments.............      10,319          77         2,769            --       (13,165)          --
                                             ----------  -----------  -------------  -----------  ------------  ----------
Income before income tax expense (benefit)
  and extraordinary item...................      31,232       3,574         1,740        15,458       (13,165)      38,839
Income tax expense (benefit)...............       9,237       1,371           (28)        6,264            --       16,844
                                             ----------  -----------  -------------  -----------  ------------  ----------
Income before extraordinary item...........      21,995       2,203         1,768         9,194       (13,165)      21,995
Extraordinary loss on early extinguishment
  of debt,
  net of taxes.............................       5,159          --            --            --            --        5,159
                                             ----------  -----------  -------------  -----------  ------------  ----------
Net income.................................  $   16,836   $   2,203     $   1,768     $   9,194    $  (13,165)  $   16,836
                                             ----------  -----------  -------------  -----------  ------------  ----------
                                             ----------  -----------  -------------  -----------  ------------  ----------

                                  KNOLL, INC.

                            STATEMENT OF OPERATIONS

                       TWO MONTHS ENDED FEBRUARY 29, 1996

                                 (IN THOUSANDS)

                                                                   GUARANTORS
                                                          ----------------------------
                                                          SPINNEYBECK
                                                          ENTERPRISES,      KNOLL          NON-
                                             KNOLL, INC.     INC.      OVERSEAS, INC.   GUARANTORS   ELIMINATIONS    TOTAL
                                             -----------  -----------  ---------------  -----------  ------------  ----------
Sales to customers.........................   $  76,471    $   2,095      $      --      $  11,666    $       --   $   90,232
Sales to related parties...................       1,318          330             --          6,935        (8,583)          --
                                             -----------  -----------         -----     -----------  ------------  ----------
Total sales................................      77,789        2,425             --         18,601        (8,583)      90,232
Cost of sales to customers.................      50,580          931            111          9,041          (949)      59,714
Cost of sales to related parties...........         883          149             --          6,602        (7,634)          --
                                             -----------  -----------         -----     -----------  ------------  ----------
Gross profit (loss)........................      26,326        1,345           (111)         2,958            --       30,518
Selling, general and administrative
  expenses.................................      16,800          725            224          3,507            --       21,256
Westinghouse long-term incentive
  compensation.............................      47,900           --             --             --            --       47,900
Allocated corporate expenses...............         921           --             --             --            --          921
                                             -----------  -----------         -----     -----------  ------------  ----------
Operating income (loss)....................     (39,295)         620           (335)          (549)           --      (39,559)
Interest expense...........................          --           --             --            340            --          340
Other income (expense), net................        (265)          --            170           (201)           --         (296)
Income (loss) from equity
  investments..............................        (218)          23           (493)            --           688           --
                                             -----------  -----------         -----     -----------  ------------  ----------
Income (loss) before income tax expense
  (benefit)................................     (39,778)         643           (658)        (1,090)          688      (40,195)
Income tax expense (benefit)...............     (16,338)         259            (56)            28            --      (16,107)
                                             -----------  -----------         -----     -----------  ------------  ----------
Net income (loss)..........................   $ (23,440)   $     384      $    (602)     $  (1,118)   $      688   $  (24,088)
                                             -----------  -----------         -----     -----------  ------------  ----------
                                             -----------  -----------         -----     -----------  ------------  ----------

                                  KNOLL, INC.

                            STATEMENT OF CASH FLOWS

                          YEAR ENDED DECEMBER 31, 1998

                                 (IN THOUSANDS)

                                                                     GUARANTORS
                                                            ----------------------------
                                                              SPINNEYBECK       KNOLL
                                                  KNOLL,     ENTERPRISES,     OVERSEAS,      NON-
                                                   INC.          INC.           INC.      GUARANTORS    ELIMINATIONS      TOTAL
                                                ----------  ---------------  -----------  -----------  ---------------  ----------
CASH PROVIDED BY OPERATING ACTIVITIES.........  $  101,588     $     285      $      --    $  12,690      $      --     $  114,563

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures..........................     (27,170)          (15)            --       (9,205)            --        (36,390)
Proceeds from sale of assets..................          69            --             --           83             --            152
                                                ----------         -----          -----   -----------         -----     ----------
Cash used in investing activities.............     (27,101)          (15)            --       (9,122)            --        (36,238)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of revolving credit
  facility, net...............................     (38,000)           --             --           --             --        (38,000)
Proceeds from long-term debt..................          --            --             --          201             --            201
Net proceeds from issuance of stock...........       4,813            --             --           --             --          4,813
Purchase of common stock......................     (38,849)           --             --           --             --        (38,849)
                                                ----------         -----          -----   -----------         -----     ----------
Cash provided by (used in) financing
  activities..................................     (72,036)           --             --          201             --        (71,835)

Effect of exchange rate changes on cash and
  cash equivalents............................          --            --             --          185             --            185
                                                ----------         -----          -----   -----------         -----     ----------
Increase in cash and cash equivalents.........       2,451           270             --        3,954             --          6,675
Cash and cash equivalents at beginning
  of year.....................................       1,052           291             --        9,447             --         10,790
                                                ----------         -----          -----   -----------         -----     ----------
Cash and cash equivalents at
  end of year.................................  $    3,503     $     561      $      --    $  13,401      $      --     $   17,465
                                                ----------         -----          -----   -----------         -----     ----------
                                                ----------         -----          -----   -----------         -----     ----------

                                  KNOLL, INC.

                            STATEMENT OF CASH FLOWS

                          YEAR ENDED DECEMBER 31, 1997

                                 (IN THOUSANDS)

                                                                    GUARANTORS
                                                             ------------------------
                                                             SPINNEYBECK     KNOLL
                                                   KNOLL,    ENTERPRISES,  OVERSEAS,      NON-
                                                    INC.        INC.         INC.      GUARANTORS   ELIMINATIONS     TOTAL
                                                 ----------  -----------  -----------  -----------  -------------  ----------
CASH PROVIDED BY OPERATING ACTIVITIES..........  $  124,109   $   2,546    $      --    $   8,607     $      --    $  135,262

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures...........................     (26,740)        (22)          --       (6,347)           29       (33,080)
Proceeds from sale of assets...................         108          --           --           85           (29)          164
Payments received on intercompany loans........       2,500          --           --           --        (2,500)           --
                                                 ----------  -----------  -----------  -----------       ------    ----------
Cash used in investing activities..............     (24,132)        (22)          --       (6,262)       (2,500)      (32,916)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of revolving credit facility, net....     (79,000)         --           --           --            --       (79,000)
Repayment of long-term debt, net...............     (67,750)         --           --         (238)           --       (67,988)
Repayment of intercompany loans................          --      (2,500)          --           --         2,500            --
Premium paid for early extinguishment of
  debt.........................................      (5,775)         --           --           --            --        (5,775)
Net proceeds from issuance of stock............     133,559          --           --           --            --       133,559
Redemption of preferred stock..................     (80,000)         --           --           --            --       (80,000)
                                                 ----------  -----------  -----------  -----------       ------    ----------
Cash used in financing activities..............     (98,966)     (2,500)          --         (238)        2,500       (99,204)
Effect of exchange rate changes on cash and
  cash equivalents.............................          --          --           --       (1,156)           --        (1,156)
                                                 ----------  -----------  -----------  -----------       ------    ----------
Increase in cash and cash equivalents..........       1,011          24           --          951            --         1,986
Cash and cash equivalents at beginning of
  year.........................................          41         267           --        8,496            --         8,804
                                                 ----------  -----------  -----------  -----------       ------    ----------
Cash and cash equivalents at end of
  year.........................................  $    1,052   $     291    $      --    $   9,447     $      --    $   10,790
                                                 ----------  -----------  -----------  -----------       ------    ----------
                                                 ----------  -----------  -----------  -----------       ------    ----------

                                  KNOLL, INC.

                            STATEMENT OF CASH FLOWS

                       TEN MONTHS ENDED DECEMBER 31, 1996

                                 (IN THOUSANDS)

                                                                       GUARANTORS
                                                             ------------------------------
                                                               SPINNEYBECK        KNOLL
                                                              ENTERPRISES,      OVERSEAS,       NON-
                                                KNOLL, INC.       INC.            INC.       GUARANTORS    ELIMINATIONS
                                                -----------  ---------------  -------------  -----------  ---------------
CASH PROVIDED BY OPERATING ACTIVITIES.........   $  78,889      $     399       $      --     $  10,214      $      --

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of the Company from
  Westinghouse................................    (579,801)            --              --            --             --
Capital expenditures..........................     (12,531)          (134)             --        (2,590)            --
Proceeds from sale of assets..................          43             --              --           175             --
                                                -----------         -----             ---    -----------           ---
Cash used in investing activities.............    (592,289)          (134)             --        (2,415)            --

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of short-term debt, net.............          --             --              --        (1,483)            --
Proceeds from revolving credit facility,
  net.........................................      88,000             --              --            --             --
Proceeds from (repayment of) long-term debt,
  net.........................................     265,000             --              --          (130)            --
Net proceeds from issuance of stock...........     160,400             --              --            --             --
Net receipts from (payments to) parent
  company.....................................        (120)            --              --           120             --
                                                -----------         -----             ---    -----------           ---
Cash provided by (used in) financing
  activities..................................     513,280             --              --        (1,493)            --
Effect of exchange rate changes on cash and
  cash equivalents............................          --             --              --            18             --
                                                -----------         -----             ---    -----------           ---
Increase (decrease) in cash and cash
  equivalents.................................        (120)           265              --         6,324             --
Cash and cash equivalents at beginning of
  period......................................         161              2              --         2,172             --
                                                -----------         -----             ---    -----------           ---
Cash and cash equivalents at end of period....   $      41      $     267       $      --     $   8,496      $      --
                                                -----------         -----             ---    -----------           ---
                                                -----------         -----             ---    -----------           ---


                                                  TOTAL
                                                ----------
CASH PROVIDED BY OPERATING ACTIVITIES.........  $   89,502
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of the Company from
  Westinghouse................................    (579,801)
Capital expenditures..........................     (15,255)
Proceeds from sale of assets..................         218
                                                ----------
Cash used in investing activities.............    (594,838)
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of short-term debt, net.............      (1,483)
Proceeds from revolving credit facility,
  net.........................................      88,000
Proceeds from (repayment of) long-term debt,
  net.........................................     264,870
Net proceeds from issuance of stock...........     160,400
Net receipts from (payments to) parent
  company.....................................          --
                                                ----------
Cash provided by (used in) financing
  activities..................................     511,787
Effect of exchange rate changes on cash and
  cash equivalents............................          18
                                                ----------
Increase (decrease) in cash and cash
  equivalents.................................       6,469
Cash and cash equivalents at beginning of
  period......................................       2,335
                                                ----------
Cash and cash equivalents at end of period....  $    8,804
                                                ----------
                                                ----------

                                  KNOLL, INC.

                            STATEMENT OF CASH FLOWS

                       TWO MONTHS ENDED FEBRUARY 29, 1996

                                 (IN THOUSANDS)

                                                                     GUARANTORS
                                                              ------------------------
                                                              SPINNEYBECK     KNOLL
                                                              ENTERPRISES,  OVERSEAS,      NON-
                                                 KNOLL, INC.     INC.         INC.      GUARANTORS   ELIMINATIONS    TOTAL
                                                 -----------  -----------  -----------  -----------  ------------  ----------
CASH PROVIDED BY (USED IN) OPERATING
  ACTIVITIES...................................   $ (53,215)   $   1,267    $     651    $  17,139    $  (19,881)  $  (54,039)
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures...........................      (2,022)         (28)          --         (246)           --       (2,296)
                                                 -----------  -----------       -----   -----------  ------------  ----------
Cash used in investing activities..............      (2,022)         (28)          --         (246)           --       (2,296)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of short-term debt, net..............      (2,055)          --           --       (1,750)           --       (3,805)
Net receipts from (payments to) parent
  company......................................      57,635       (1,419)        (651)     (14,598)       19,881       60,848
                                                 -----------  -----------       -----   -----------  ------------  ----------
Cash provided by (used in) financing
  activities...................................      55,580       (1,419)        (651)     (16,348)       19,881       57,043
Effect of exchange rate changes on cash and
  cash equivalents.............................          --           --           --           58            --           58
                                                 -----------  -----------       -----   -----------  ------------  ----------
Increase (decrease) in cash and cash
  equivalents..................................         343         (180)          --          603            --          766
Cash and cash equivalents at beginning of
  period.......................................        (182)         182           --        1,569            --        1,569
                                                 -----------  -----------       -----   -----------  ------------  ----------
Cash and cash equivalents at end of period.....   $     161    $       2    $      --    $   2,172    $       --   $    2,335
                                                 -----------  -----------       -----   -----------  ------------  ----------
                                                 -----------  -----------       -----   -----------  ------------  ----------

                                  SCHEDULE II

                       VALUATION AND QUALIFYING ACCOUNTS

                         COLUMN A                            COLUMN B     COLUMN C       COLUMN D        COLUMN E
----------------------------------------------------------  -----------  -----------  ---------------  -------------
                                                                          ADDITIONS
                                                            BALANCE AT   CHARGED TO
                                                             BEGINNING    COSTS AND                     BALANCE AT
                       DESCRIPTION                           OF PERIOD    EXPENSES    DEDUCTIONS (1)   END OF PERIOD
----------------------------------------------------------  -----------  -----------  ---------------  -------------

                                                                                 (IN THOUSANDS)
VALUATION ACCOUNTS DEDUCTED IN THE CONSOLIDATED BALANCE
  SHEET FROM THE ASSETS TO WHICH THEY APPLY:
Year Ended December 31, 1998:
  Allowance for doubtful accounts.........................   $   5,461    $   1,313      $   1,717       $   5,057
Year Ended December 31, 1997:
  Allowance for doubtful accounts.........................       5,713        1,943          2,195           5,461
Ten Months Ended December 31, 1996:
  Allowance for doubtful accounts.........................       5,838        2,098          2,223           5,713
Two Months Ended February 29, 1996:
  Allowance for doubtful accounts.........................       5,790          159            210           5,739

------------------------

(1) Uncollectible accounts written off and foreign currency translation.

                                                                      APPENDIX A

                              AMENDED AND RESTATED
                          AGREEMENT AND PLAN OF MERGER
                                 BY AND BETWEEN
                         WARBURG, PINCUS VENTURES, L.P.
                                      AND
                                  KNOLL, INC.

                           DATED AS OF JULY 29, 1999

                               TABLE OF CONTENTS

                                                                                                                 PAGE
                                                                                                                 -----
ARTICLE I. THE MERGER.......................................................................................           1

  Section 1.1.      Formation of Acquisition................................................................           1

  Section 1.2.      The Merger..............................................................................           1

  Section 1.3.      Effective Time..........................................................................           1

  Section 1.4.      Closing.................................................................................           2

  Section 1.5.      Certificate of Incorporation; By-Laws; Officers and Directors...........................           2

  Section 1.6.      Effect on Common Stock..................................................................           2

  Section 1.7.      Dissenting Shares.......................................................................           3

  Section 1.8.      Treatment of Stock Options..............................................................           4

  Section 1.9.      Exchange of Knoll Common Stock Certificates.............................................           4

  Section 1.10.     Proxy Statement and Schedule 13E-3......................................................           6

  Section 1.11.     Additional Agreements and Provisions....................................................           7

ARTICLE II. REPRESENTATIONS AND WARRANTIES OF KNOLL.........................................................           7

  Section 2.1.      Organization of Knoll and its Subsidiaries..............................................           7

  Section 2.2.      Capitalization of Knoll; Ownership......................................................           7

  Section 2.3.      Subsidiaries of Knoll...................................................................           8

  Section 2.4.      Authorization...........................................................................           8

  SEction 2.5.      Fairness Opinion and Approval by the Special Committee..................................           8

  Section 2.6.      Brokers and Finders.....................................................................           9

  Section 2.7.      SEC Documents; Undisclosed Liabilities..................................................           9

                                                                                                                 PAGE
                                                                                                                 -----

  Section 2.8.   Absence of Certain Changes or Events..................................           9

ARTICLE III. REPRESENTATIONS AND WARRANTIES OF WARBURG.................................           9

  Section 3.1.   Organization and Authority of Acquisition.............................          10

  Section 3.2.   Authorization.........................................................          10

  Section 3.3.   Brokers and Intermediaries............................................          10

  Section 3.4.   Proxy Statement.......................................................          10

  Section 3.5.   Financing.............................................................          10

  Section 3.6.   Sale of Knoll.........................................................          10

ARTICLE IV. CERTAIN COVENANTS AND AGREEMENTS...........................................          11

  Section 4.1.   Announcement..........................................................          11

  Section 4.2.   Notification of Certain Matters.......................................          11

  Section 4.3.   Directors' and Officers' Indemnification..............................          11

  Section 4.4.   Stockholders Meeting..................................................          12

  Section 4.5.   Obligations of Acquisition............................................          12

ARTICLE V. CONDITIONS PRECEDENT........................................................          12

  Section 5.1.   Conditions to Each Party's Obligation to Effect the Merger............          12

  Section 5.2.   Conditions to the Obligation of Knoll to Effect the Merger............          13

  Section 5.3.   Conditions to the Obligation of Acquisition to Effect the Merger......          13

ARTICLE VI. TERMINATION, AMENDMENT AND WAIVER..........................................          14

  Section 6.1.   Termination...........................................................          14

  Section 6.2.   Effect of Termination.................................................          14

  Section 6.3.   Amendment.............................................................          15

  Section 6.4.   Waiver................................................................          15

  Section 6.5.   Approval of Special Committee Required................................          15

                                                                                                                 PAGE
                                                                                                                 -----

ARTICLE VII. MISCELLANEOUS.............................................................          15

  Section 7.1.   Non-Survival of Representations and Warranties........................          15

  Section 7.2.   Expenses..............................................................          15

  Section 7.3.   Applicable Law........................................................          15

  Section 7.4.   Notices...............................................................          16

  Section 7.5.   Entire Agreement......................................................          17

  Section 7.6.   Assignment............................................................          17

  Section 7.7.   Headings; References..................................................          17

  Section 7.8.   Counterparts..........................................................          17

  Section 7.9.   No Third Party Beneficiaries..........................................          17

  Section 7.10.  Severability; Enforcement.............................................          17

    AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER, dated as of July 29, 1999, by and between Warburg, Pincus Ventures, L.P., a Delaware limited partnership ("Warburg"), and Knoll, Inc., a Delaware corporation ("Knoll").

    WHEREAS, Warburg and certain members of the management of Knoll identified in the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on April 2, 1999 (collectively, the "Management Members" and, together with Warburg, the "Buyout Group") desire to acquire the entire equity interest in Knoll and to provide for the payment of $28.00 per share in cash for all shares of the common stock, par value $.01 per share, of Knoll (the "Knoll Common Stock") not held by them; and

    WHEREAS, Warburg intends to form a corporation for the purpose of effecting such transaction (such corporation, "Acquisition"); and

    WHEREAS, the Board of Directors of Knoll, upon the recommendation of the special committee established to consider the fairness of the transaction contemplated by this Agreement (the "Special Committee"), has unanimously approved, and deems advisable and in the best interests of its stockholders, the merger of Acquisition with and into Knoll in accordance with Section 251 of the Delaware General Corporation Law (the "DGCL") and upon the terms, and subject to the conditions, of this Agreement (the "Merger"); and

    WHEREAS, Warburg and Knoll have previously entered into an Agreement and Plan of Merger, dated as of June 21, 1999 (the "Old Merger Agreement"), with respect to the Merger and desire to amend and restate the Old Merger Agreement in its entirety as set forth herein;

    NOW, THEREFORE, in consideration of the premises and the representations, warranties and agreements herein contained, the parties hereto, intending to be legally bound, agree as follows:

                                   ARTICLE I.
                                   THE MERGER

    Section 1.1.  FORMATION OF ACQUISITION.

    Prior to consummation of the Merger, Warburg will incorporate and organize Acquisition.

    Section 1.2. THE MERGER. At the Effective Time (as hereinafter defined), upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, Acquisition shall be merged with and into Knoll, the separate existence of Acquisition shall cease, and Knoll shall continue as the surviving corporation (the "Surviving Corporation"). The Merger shall have the effects as provided by the DGCL and other applicable law.

    Section 1.3. EFFECTIVE TIME. As soon as practicable following the satisfaction or waiver of the conditions set forth in Article V, Acquisition and Knoll shall file with the Secretary of State of the State of Delaware a certificate of merger (the "Certificate of Merger") executed in accordance with the relevant provisions of the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed in the Department of State of the State of Delaware, or at such other time as is permissible in accordance with the DGCL and as Acquisition and Knoll shall agree and as specified in the Certificate of Merger (the time the Merger becomes effective being the "Effective Time").

    Section 1.4. CLOSING. The closing of the Merger (the "Closing") will take place at the offices of Willkie Farr & Gallagher, 787 Seventh Avenue, New York, New York 10019 at 9:00 a.m. (New York time) on the date of the satisfaction of the conditions provided in Article V, or at such other time and place as Acquisition and Knoll shall agree (the "Closing Date").

    Section 1.5. CERTIFICATE OF INCORPORATION; BY-LAWS; OFFICERS AND DIRECTORS. Pursuant to the Merger: (a) the Certificate of Incorporation and By-laws of Knoll as in effect immediately prior to the Effective Time shall be the Certificate of Incorporation and By-laws of the Surviving Corporation following the Merger, until thereafter changed or amended as provided therein and in accordance with applicable law; (b) the directors of Knoll shall be the directors of the Surviving Corporation following the Merger and until the earlier of their death, resignation or removal or until their respective successors are duly elected or appointed and qualified; and (c) the officers of Knoll immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of their death, resignation or removal or until their respective successors are duly elected or appointed and qualified.

    Section 1.6. EFFECT ON COMMON STOCK. As of the Effective Time, by virtue of the Merger and without any action on the part of Acquisition, Knoll or the holders of any shares of Knoll Common Stock:

    (a) COMMON STOCK OF ACQUISITION. Each share of Common Stock, par value $.01 per share, of Acquisition (the "Acquisition Common Stock") that is issued and outstanding immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor, and each holder of a certificate representing any such shares shall cease to have any rights with respect thereto.

    (b) COMMON STOCK OF KNOLL. Subject to Sections 1.6(c), 1.6(d), 1.6(e), 1.7 and 1.8, each share of Knoll Common Stock that is issued and outstanding immediately prior to the Effective Time shall be converted into and become the right to receive the sum (the "Merger Consideration") of $28.00 and the Additional Amount (as defined below), if any, in cash and, when so converted, shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares of Knoll Common Stock shall, to the extent such certificate represents such shares, cease to have any rights with respect thereto, except the right to receive the Merger Consideration allocable to the shares formerly represented by such certificate upon surrender of such certificate in accordance with Section 1.9. "Additional Amount" shall mean an amount equal to the product of (i) $28.00, (ii) a fraction, the numerator of which shall be the number of days in the period from and including November 18, 1999 to but excluding the earlier of January 17, 2000 and the Closing Date, and the denominator of which shall be 365 and (iii) .065; provided, however, that the Additional Amount shall be zero if the Effective Time occurs prior to November 18, 1999.

    (c) CANCELLATION OF TREASURY STOCK. Each share of Knoll Common Stock that is owned immediately prior to the Effective Time by Knoll or any Subsidiary of Knoll (as hereinafter defined) that constitutes treasury stock in the hands of the holder thereof, shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor, and each holder of a certificate representing any such shares shall cease to have any rights with respect thereto. The term "Subsidiary" means any corporation, joint venture, partnership, limited liability company or other entity of which Knoll, directly or indirectly, owns or controls capital stock (or other equity interests) representing more than fifty percent of the general voting power of such entity under ordinary circumstances.

    (d) KNOLL COMMON STOCK HELD BY WARBURG. Each share of Knoll Common Stock that is owned immediately prior to the Effective Time by Warburg or by Warburg, Pincus, & Co. shall remain outstanding as one share of the Common Stock, par value $.01 per share, of the Surviving Corporation (the "Surviving Corporation Common Stock").

    (e) KNOLL COMMON STOCK SUBJECT TO INCENTIVE PLANS OR HELD BY MANAGEMENT MEMBERS. Each share of Knoll Common Stock (i) issued pursuant to Knoll's 1996 Stock Incentive Plan or 1997 Stock Incentive Plan (collectively, the "Knoll Incentive Plans") that is outstanding immediately prior to the Effective Time (whether or not vested), including any shares of Knoll Common Stock that were issued upon exercise of Knoll Options (as defined below) granted under the Knoll Incentive Plans, or (ii) otherwise held by any Management Member (except pursuant to Knoll's 401(k) Plan), but which, in either case of clauses (i) and
(ii) above, has not been transferred by the person to whom Knoll issued such shares, shall remain outstanding as one share of Surviving Corporation Common Stock and shall otherwise remain subject to the terms and conditions of the Knoll Incentive Plans and any related agreements in effect immediately prior to the Effective Time.

    Section 1.7.  DISSENTING SHARES

    (a) Notwithstanding anything in this Agreement to the contrary, shares of Knoll Common Stock outstanding immediately prior to the Effective Time and held by a holder who has demanded and perfected such holder's right to appraisal of such shares in accordance with Section 262 of the DGCL ("Dissenting Shares") shall not be converted into the right to receive the Merger Consideration, but the holder thereof shall instead be entitled to such rights as are afforded under the DGCL with respect to such holder's Dissenting Shares, unless such holder fails to perfect or withdraws or otherwise loses such holder's right to appraisal.

    (b) If any holder of shares of Knoll Common Stock who demands appraisal of such holder's shares pursuant to the DGCL fails to perfect or withdraws or otherwise loses such holder's right to appraisal, at the later of the Effective Time or upon the occurrence of such event, the Dissenting Shares of such holder shall be converted into and represent the right to receive the Merger Consideration, without interest thereon, in accordance with Section 1.6(b).

    (c) Knoll shall give Warburg and, after its formation, Acquisition (i) prompt notice of any written demand for appraisal or payment of the fair value of any shares of Knoll Common Stock, withdrawals of such demands, and any other instruments served pursuant to the DGCL received by Knoll and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. Knoll shall not voluntarily make any payment with respect to any demand for appraisal and shall not, except with the prior written consent of Warburg or Acquisition, settle or offer to settle any such demands.

    Section 1.8. TREATMENT OF STOCK OPTIONS. Knoll and the Surviving Corporation shall take all actions necessary to provide that, upon consummation of the Merger, each then outstanding option to purchase shares of Knoll Common Stock (collectively, the "Knoll Options") granted under the Knoll Incentive Plans, whether or not then exercisable or vested, shall be assumed by the Surviving Corporation at the Effective Time, and each such Knoll Option shall become an option to purchase that number of shares of Surviving Corporation Common Stock (a "Knoll Substitute Option") equal to the number of shares of Knoll Common Stock purchasable immediately prior to the Merger pursuant to such Knoll Option. The exercise price per share for each Knoll Substitute Option shall be the current exercise price per share of Knoll Common Stock of the Knoll Option related thereto. Each Knoll Substitute Option otherwise shall be subject to the other terms and conditions applicable to the Knoll Option to which it relates.

    Section 1.9.  EXCHANGE OF KNOLL COMMON STOCK CERTIFICATES.

    (a) EXCHANGE AGENT. Prior to the Effective Time, Knoll shall appoint a bank or trust company to act as exchange agent (the "Exchange Agent") for the payment of the Merger Consideration. As of the Effective Time, Acquisition shall have deposited with the Exchange Agent, for the benefit of the holders of shares of Knoll Common Stock, for exchange in accordance with this Section 1.9, the aggregate amount of cash payable pursuant to Section 1.6(b) hereof in exchange for outstanding shares of Knoll Common Stock (the "Exchange Fund").

    (b) EXCHANGE PROCEDURES. Promptly after the Effective Time, the Exchange Agent shall mail to each holder of record of a certificate or certificates, which immediately prior to the Effective Time represented outstanding shares of Knoll Common Stock, whose shares were converted into the right to receive cash pursuant to Section 1.6(b), a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the certificates representing such shares of Knoll Common Stock shall pass, only upon delivery of the certificates representing such shares of Knoll Common Stock to the Exchange Agent and shall be in such form and have such other provisions as the Exchange Agent may reasonably specify), and instructions for use in effecting the surrender of the certificates representing such shares of Knoll Common Stock, in exchange for the Merger Consideration. Upon surrender to the Exchange Agent of a certificate or certificates formerly representing shares of Knoll Common Stock and acceptance thereof by the Exchange Agent, the holder thereof shall be entitled to the amount of cash into which the number of shares of Knoll Common Stock formerly represented by such certificate or certificates surrendered shall have been converted pursuant to this Agreement. The Exchange Agent shall accept such certificates upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. After the Effective Time, there shall be no further transfer on the records of Knoll or its transfer agent of certificates representing shares of Knoll Common Stock and if such certificates are presented to Knoll for transfer, they shall be canceled against delivery of the Merger Consideration allocable to the shares of Knoll Common Stock represented by such certificate or certificates. If any Merger Consideration is to be remitted to a name other than that in which the certificate for the Knoll Common Stock surrendered for exchange is registered, it shall be a condition of such exchange that the certificate so surrendered shall be properly endorsed, with signature guaranteed, or otherwise in proper form for transfer and that the person requesting such exchange shall pay to Knoll, or its transfer agent, any transfer or other taxes required by reason of the payment of the Merger Consideration to a name other than that of the registered holder of the certificate surrendered, or establish to the satisfaction of Knoll or its transfer agent that such tax has been paid or is not applicable. Until surrendered as contemplated by this
Section 1.9, each certificate for shares of Knoll Common Stock shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration allocable to the shares represented by such certificate as contemplated by Section 1.6(b). No interest will be paid or will accrue on any amount payable as Merger Consideration.

    (c) NO FURTHER OWNERSHIP RIGHTS IN KNOLL STOCK. The Merger Consideration paid upon the surrender for exchange of certificates formerly representing shares of Knoll Common Stock in accordance with the terms of this Section 1.9 shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Knoll Common Stock formerly represented by such certificates.

    (d) TERMINATION OF EXCHANGE FUND. Any portion of the Exchange Fund (including any interest and other income received by the Exchange Agent in respect of all such funds) which remains undistributed to the holders of the certificates formerly representing shares of Knoll Common Stock for six months after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any holders of shares of Knoll Common Stock prior to the Merger who have not theretofore complied with this Section 1.9 shall thereafter look only to the Surviving Corporation, and only as general creditors thereof, for payment of their claim for Merger Consideration to which such holders may be entitled.

    (e) NO LIABILITY. No party to this Agreement shall be liable to any Person (as hereinafter defined) in respect of any amount from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. The term "Person" means any individual, corporation, partnership, trust or unincorporated organization or a government or any agency or political subdivision thereof.

    (f) LOST CERTIFICATES. In the event any certificate or certificates formerly representing shares of Knoll Common Stock shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate or certificates to be lost, stolen or destroyed, and if required by the Surviving Corporation, the posting by such Person of a bond in such amount as the Surviving Corporation may reasonably require as indemnity against any claim that may be made against it with respect to such certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed certificate the Merger Consideration deliverable in respect thereof as determined in accordance with this Section 1.9.

    (g) WITHHOLDING RIGHTS. The Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this

Agreement to any holder of shares of Knoll Common Stock such amounts as the Surviving Corporation or the Exchange Agent is required to deduct and withhold under the United States Internal Revenue Code of 1986, as amended, or any provision of state, local or foreign tax law with respect to the making of such payment. To the extent that amounts are so withheld by the Surviving Corporation or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Knoll Common Stock in respect of which such deduction and withholding was made by the Surviving Corporation or the Exchange Agent.

    Section 1.10.  PROXY STATEMENT AND SCHEDULE 13E-3

    (a) Knoll shall prepare, in consultation with Warburg, the Proxy Statement on Schedule 14A (the "Proxy Statement") to be distributed to holders of the Knoll Common Stock for the purpose of soliciting proxies for use at the annual or special meeting of stockholders of Knoll (the "Stockholders Meeting") at which the adoption of this Agreement and the approval of the transactions contemplated thereby shall be sought. In the Proxy Statement, subject to the fiduciary duties of its Board of Directors or of the directors constituting the Special Committee (as determined by such directors in good faith after consultation with counsel), Knoll shall recommend to its stockholders the approval of the Merger, this Agreement and the transactions contemplated hereby. Knoll shall file the Proxy Statement with the SEC as soon as is reasonably practicable after the date hereof and shall use all reasonable efforts to respond to comments from the SEC and to cause the Proxy Statement to be mailed to Knoll's stockholders at the earliest practicable time.

    (b) None of the information to be supplied by Knoll for inclusion in the Proxy Statement will, at the time of the mailing of the Proxy Statement and any amendments or supplements thereto, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will, as of its date, comply as to form in all material respects with all applicable laws, including the provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder. Knoll will not mail, amend or supplement the Proxy Statement unless the Proxy Statement or any amendment or supplement thereof is satisfactory in content to Warburg in the exercise of its reasonable judgment.

    (c) As soon as practicable after the date of this Agreement, Warburg and Knoll shall file with the SEC, and shall use their reasonable best efforts to cause any of their respective affiliates engaging in this transaction to file with the SEC, a Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3 Transaction Statement") with respect to the Merger. Each of the parties hereto agrees to use its reasonable best efforts to cooperate and to provide each other with such information as any of such parties may reasonably request in connection with the preparation of the Proxy Statement and the
Schedule 13E-3 Transaction Statement. Each party hereto agrees promptly to supplement, update and correct any information provided by it for use in the Proxy Statement and the Schedule 13E-3 Transaction Statement if and to the extent that such information is or shall have become incomplete, false or misleading.

    Section 1.11. ADDITIONAL AGREEMENTS AND PROVISIONS. Upon the terms and subject to the conditions of this Agreement and subject to the fiduciary duties of the directors of Knoll or of the directors constituting the Special Committee (as determined by such directors in good faith after consultation with counsel), each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all additional action and to do, or cause to be done, all additional things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement. If at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either Knoll or Acquisition, the proper officers and directors of each corporation that is a party to this Agreement shall take all such necessary action. The parties hereto agree to use their respective best efforts to challenge any action brought against any of the parties hereto seeking a temporary restraining order or preliminary or permanent injunctive relief which would prohibit, or materially interfere with, the consummation of the transactions contemplated by this Agreement.

                                  ARTICLE II.
                    REPRESENTATIONS AND WARRANTIES OF KNOLL

    Knoll hereby represents and warrants to Warburg and Acquisition as follows:

    Section 2.1. ORGANIZATION OF KNOLL AND ITS SUBSIDIARIES. Knoll and each of its Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all the requisite corporate power and authority to carry on its business as now being conducted and to own, lease, use and operate the properties owned and used by it. Knoll and each of its Subsidiaries is qualified and in good standing to do business in each jurisdiction in which the nature of its business requires it to be so qualified, except to the extent the failure to be so qualified has not had, and would not reasonably be expected to have, a Material Adverse Effect. The term "Material Adverse Effect" means a material adverse effect on the business, assets, liabilities, results of operations or financial condition of Knoll and its Subsidiaries, taken as a whole.

    Section 2.2. CAPITALIZATION OF KNOLL; OWNERSHIP. The authorized capital stock of Knoll consists of (i) 100,000,000 shares of Knoll Common Stock, of which 40,659,751 shares are issued and outstanding as of the date hereof, and
(ii) 10,000,000 shares of Preferred Stock, par value $1.00 per share, of which 1,920,000 shares are designated as Series A 12% Participating Convertible Preferred Stock, 1,602,998 shares of which series have been retired and canceled. All of the issued and outstanding shares of capital stock of Knoll are duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights. Except for outstanding Knoll Options to purchase an aggregate of no more than 2,750,000 shares of Knoll Common Stock, there are no outstanding options, warrants or other rights of any kind to acquire (including preemptive rights) any additional shares of capital stock of Knoll or securities convertible into or exchangeable for, or which otherwise confer on the holder thereof any right to acquire, any such additional shares, nor is Knoll committed to issue any such option, warrant, right or security. Following the

Merger, Knoll will have no obligation to issue, transfer or sell any shares of its capital stock or other securities of Knoll pursuant to any employee benefit plan or otherwise.

    Section 2.3. SUBSIDIARIES OF KNOLL. All shares of capital stock of each Subsidiary have been validly issued and are fully paid and non-assessable. There are no outstanding options, warrants or other rights of any kind to acquire (including preemptive rights) any additional equity interests of any Subsidiary or securities convertible into or exchangeable for, or which otherwise confer on the holder thereof any right to acquire, any additional equity interests of any Subsidiary, nor is any Subsidiary committed to issue any such option, warrant, right or security. Other than the Subsidiaries referred to in this Section 2.3, Knoll does not own, directly or indirectly, any equity interest in any other corporation, joint venture, partnership, limited liability company or other entity.

    Section 2.4. AUTHORIZATION. Knoll has all requisite corporate power and authority to enter into this Agreement and, subject to any necessary approval of the Merger by the stockholders of Knoll, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of Knoll (other than the approval of this Agreement and the transactions contemplated hereby by the stockholders of Knoll). The Board of Directors of Knoll has unanimously adopted resolutions approving this Agreement and the Merger, and has determined that the terms of the Merger are fair to, and in the best interests of, Knoll and its stockholders. Knoll has taken all action necessary to exempt the Merger and the other transactions contemplated hereby with Warburg, Acquisition and their affiliates from the operation of the "Business Combination Statute" at Section 203 of the DGCL. This Agreement has been duly executed and delivered by Knoll and, assuming the due authorization, execution and delivery hereof by Acquisition, constitutes the valid and binding obligation of Knoll, enforceable against Knoll in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally or by general equitable principles.

    Section 2.5. FAIRNESS OPINION AND APPROVAL BY THE SPECIAL COMMITTEE. On or prior to the date hereof, the Special Committee (i) determined that the Merger is fair to and in the best interest of the stockholders of Knoll other than the Buyout Group (the "Public Stockholders") and (ii) recommended that the Board of Directors of Knoll approve this Agreement and such transactions. The Special Committee has received an opinion of Lazard Freres & Co. LLC to the effect that the consideration to be received by the Public Stockholders in the Merger is fair to such stockholders from a financial point of view.

    Section 2.6. BROKERS AND FINDERS. Other than Lazard Freres & Co. LLC, neither Knoll nor any Subsidiary has employed any broker, finder, advisor or intermediary in connection with the transactions contemplated by this Agreement which would be entitled to a broker's, finder's or similar fee or commission in connection therewith or upon the consummation thereof. Any such fees due to Lazard Freres & Co. LLC shall be paid by Knoll.

    Section 2.7. SEC DOCUMENTS; UNDISCLOSED LIABILITIES. Knoll has filed all required reports, schedules, forms, statements and other documents with the Securities and Exchange Commission

(the "SEC") since January 1, 1998 (the "SEC Documents"). As of their respective dates, the SEC Documents complied in all material respects with the requirements of the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such SEC Documents. Except to the extent that information contained in any SEC Document has been revised or superseded by a later filed SEC Document, none of the SEC Documents contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Knoll included in the SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by applicable instructions or regulations of the SEC relating to the preparation of quarterly reports on Form 10-Q) applied on a consistent basis during the period involved (except as may be indicated in the notes thereto) and fairly present the financial position of Knoll as of the dates thereof and the results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

    Section 2.8. ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as disclosed in the SEC Documents filed and publicly available prior to the date of this Agreement, since the date of the most recent audited financial statements included in the filed SEC Documents, Knoll has conducted its business only in the ordinary course, and there has not been any material adverse change in the business or financial condition of Knoll and its subsidiaries taken as a whole.

                                  ARTICLE III.
                   REPRESENTATIONS AND WARRANTIES OF WARBURG

    Warburg hereby represents and warrants to Knoll as follows:

    Section 3.1. ORGANIZATION AND AUTHORITY OF ACQUISITION. At the Effective Time, Acquisition will be a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Acquisition will be incorporated solely for the purpose of merging with and into Knoll and taking action incident thereto. Except for obligations or liabilities incurred in connection with the transactions contemplated by this Agreement or in connection with its organization, at the Effective Time Acquisition will not have incurred any obligations or liabilities or engaged in any business activities of any kind.

    Section 3.2. AUTHORIZATION. Warburg has, and Acquisition will have, all partnership or corporate power and authority to enter into this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been (or in the case of Acquisition, will be) duly authorized by all requisite partnership or corporate action on the part of Warburg and Acquisition. This Agreement has been duly executed and delivered by

Warburg and, assuming the due authorization, execution and delivery hereof by Knoll, constitutes the valid and binding obligation of Warburg, enforceable against Warburg in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, or similar laws affecting creditors' rights generally or by general equitable principles. Upon consummation of the Assignment (as hereinafter defined), assuming the due authorization, execution and delivery hereof by Knoll, this Agreement will constitute the valid and binding obligation of Acquisition, enforceable against Acquisition in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, or similar laws affecting creditors' rights generally or by general equitable principles.

    Section 3.3. BROKERS AND INTERMEDIARIES. Other than Merrill Lynch & Co., Warburg has not, and Acquisition will not have, employed any broker, finder, advisor or intermediary in connection with the transactions contemplated by this Agreement which would be entitled to a broker's, finder's, or similar fee or commission in connection therewith or upon the consummation thereof. Any such fees shall be the liability of Warburg or Acquisition.

    Section 3.4. PROXY STATEMENT. None of the information to be supplied by Warburg or Acquisition for inclusion in the Proxy Statement will, at the time of the mailing of the Proxy Statement and any amendments or supplements thereto, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

    Section 3.5. FINANCING. Warburg has received a letter (the "Commitment Letter") from Bank of America, N.A., as Administrative Agent, The Chase Manhattan Bank, as Syndication Agent, Merrill Lynch & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Documentation Agent, and Banc of America Securities LLC and Chase Securities, Inc., as Joint Lead Arrangers and Joint Book Managers, committing to provide to Acquisition, upon the terms and subject to the conditions therein, up to $775 million in financing in connection with the Merger and certain transactions related thereto and for ongoing general corporate purposes. Warburg has furnished a copy of the Commitment Letter to the Special Committee and its advisers.

    Section 3.6. SALE OF KNOLL. Neither Warburg nor any of its affiliates has any agreement, understanding or any present intention to sell Knoll or any material part of Knoll.

                                  ARTICLE IV.
                        CERTAIN COVENANTS AND AGREEMENTS

    Section 4.1. ANNOUNCEMENT. None of Knoll, Warburg or Acquisition shall issue any press release or otherwise make any public statement with respect to this Agreement and the transactions contemplated hereby without the prior consent of the others (which consent shall not be unreasonably withheld), except as may be required by applicable law or stock exchange regulation. Notwithstanding anything in this Section 4.1 to the contrary, Acquisition, Warburg and Knoll will, to the extent practicable, consult with each other before issuing, and provide each other the opportunity to review and comment upon, any such press release or other public statement with respect to this Agreement and the transactions contemplated hereby whether or not required by law.

    Section 4.2. NOTIFICATION OF CERTAIN MATTERS. Knoll shall give prompt notice to Warburg and Acquisition, and Warburg and Acquisition shall give prompt notice to Knoll, of (a) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would be reasonably likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Effective Time and (b) any material failure of Knoll, or of Warburg or Acquisition, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 4.3 shall not limit or otherwise affect the remedies available hereunder to the party or parties receiving such notice.

    Section 4.3.  DIRECTORS' AND OFFICERS' INDEMNIFICATION.

    (a) The Certificate of Incorporation and the By-laws of the Surviving Corporation shall contain the provisions with respect to indemnification and limitation of liability of directors and officers set forth in Knoll's Certificate of Incorporation and By-laws on the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who on or prior to the Effective Time were directors or officers of Knoll, unless such modification is required by law.

    (b) The Surviving Corporation shall maintain in effect for six years from the Effective Time policies of directors' and officers' liability insurance containing terms and conditions which are not less advantageous to the insured than any such policies of Knoll currently in effect on the date of this Agreement (the "Knoll Insurance Policies"), with respect to matters occurring prior to the Effective Time, to the extent available, and having the maximum available coverage under any such Knoll Insurance Policies; provided, that in no event shall the Surviving Corporation be required to pay annual premiums for insurance under this Section 4.3(b) in excess of 200% of the annual premiums currently paid by Knoll and provided further, however, that if the annual premiums for such insurance coverage exceed 200% of the annual premiums currently paid by Knoll, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage that can be obtained for premiums that are 200% of the annual premiums currently paid by Knoll.

    Section 4.4. STOCKHOLDERS MEETING. Knoll agrees to seek and solicit the requisite vote of stockholders at the Stockholders Meeting for the adoption and approval of this Agreement and the transactions contemplated hereby. Warburg agrees to vote all shares of Knoll Common Stock owned by it, and to cause Acquisition to vote any and all shares of Knoll Common Stock that Acquisition may own, at the Stockholders Meeting in favor of the adoption and approval of this Agreement and the transactions contemplated hereby.

    Section 4.5. OBLIGATIONS OF ACQUISITION. Warburg shall take all actions necessary to cause Acquisition to perform its obligations in accordance with the terms, and subject to the conditions, of this Agreement.

                                   ARTICLE V.
                              CONDITIONS PRECEDENT

    Section 5.1.  CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE
MERGER. The respective obligation of each party to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions (any of which may be waived by the parties hereto in writing, in whole or in part, to the extent permitted by applicable law):

    (a) NO INJUNCTION OR PROCEEDING. No preliminary or permanent injunction, temporary restraining order or other decree of a court, legislature or other agency or instrumentality of federal, state or local government (a "Governmental Entity") shall be in effect, no statute, rule or regulation shall have been enacted by a Governmental Entity and no action, suit or proceeding by any Governmental Entity shall have been instituted or threatened, which prohibits the consummation of the Merger or materially challenges the transactions contemplated hereby.

    (b) CONSENTS. Other than filing the Certificate of Merger, all consents, approvals and authorizations of and filings with Governmental Entities required for the consummation of the transactions contemplated hereby shall have been obtained or effected or filed.

    (c) APPROVAL OF HOLDERS OF KNOLL COMMON STOCK. This Agreement and the Merger shall have been adopted by the affirmative vote or written consent of a majority of the shares of Knoll Common Stock outstanding.

    (d) CONSENT OF HOLDERS OF SENIOR SUBORDINATED NOTES. The holders of a majority in principal amount of Knoll's outstanding 10 7/8% Senior Subordinated Notes due 2006 shall have consented to the Merger (including the related financing thereof).

    (e) RECOMMENDATION OF THE SPECIAL COMMITTEE. The Special Committee shall not have withdrawn its recommendation that (i) the Merger is fair to and in the best interest of the Public Stockholders and (ii) the Board of Directors of Knoll approve this Agreement and such transactions.

    Section 5.2.  CONDITIONS TO THE OBLIGATION OF KNOLL TO EFFECT THE
MERGER. The obligation of Knoll to effect the Merger is further subject to the satisfaction or waiver of each of the following conditions prior to or at the Closing Date:

    (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of Warburg and Acquisition contained in this Agreement shall be true and correct in all material respects at and as of the Effective Time as though made at and as of the Effective Time, and Knoll shall have received a certificate of the President of Acquisition to that effect.

    (b) AGREEMENTS. Warburg and Acquisition shall have performed and complied in all material respects with all their undertakings and agreements required by this Agreement to be performed or complied with by them prior to or at the Closing Date.

    Section 5.3. CONDITIONS TO THE OBLIGATION OF ACQUISITION TO EFFECT THE MERGER. The obligation of Acquisition to effect the Merger is further subject to the satisfaction or waiver of each of the following conditions prior to or at the Closing Date:

    (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of Knoll contained in this Agreement shall be true and correct in all material respects at and as of the Effective Time as though made at and as of the Effective Time, and Acquisition shall have received a certificate of the President and Chief Executive Officer of Knoll to that effect.

    (b) AGREEMENTS. Knoll shall have performed and complied in all material respects with all of its undertakings and agreements required by this Agreement to be performed or complied with by it prior to or at the Closing Date.

    (c) NO MATERIAL ADVERSE CHANGE. Except as set forth in the Knoll SEC Reports filed on or prior to the date of this Agreement, since December 31, 1998 there shall have been no material adverse change in the business, assets, liabilities, results of operations or financial condition of Knoll and its Subsidiaries, taken as a whole.

    (d) AVAILABILITY OF FUNDS. Acquisition shall have funds available to it at the Closing sufficient to pay the Merger Consideration, pursuant to the Commitment Letter or any other commitment acceptable to Acquisition.

    (e) APPRAISAL RIGHTS. The holders of not more than 10% of the issued and outstanding shares of Knoll Common Stock shall have exercised their rights to dissent from the Merger in accordance with Section 262 of the DGCL and pursuant to Section 1.7 of this Agreement.

                                  ARTICLE VI.
                       TERMINATION, AMENDMENT AND WAIVER

    Section 6.1. TERMINATION. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after stockholder approval thereof:

    (a) by the mutual written consent of Warburg (or Acquisition, after its formation) and Knoll (with the approval of the Special Committee);

    (b) by either Warburg (or Acquisition, after its formation) or Knoll (with the approval of the Special Committee), in each case by written notice to the other, if:

        (i) the Merger has not been consummated on or prior to December 31, 1999; provided, however, that the right to terminate this Agreement under this Section 6.1(b)(i) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Merger to occur on or prior to such date; or

        (ii) the Special Committee shall have withdrawn, or modified or changed in any manner adverse to Acquisition its approval of this Agreement or the Merger after having concluded in good faith after consultation with independent legal counsel that there is a reasonable probability that the failure to take such action would result in a violation of its fiduciary obligations under applicable law.

    Section 6.2. EFFECT OF TERMINATION. In the event of the termination of this Agreement as provided in Section 6.1, this Agreement shall become null and void, and there shall be no liability on the part of Warburg, Acquisition or Knoll (except as set forth in Section 7.2 hereof, which shall survive any termination of this Agreement); provided that nothing herein shall relieve any party from any liability or obligation with respect to any breach of this Agreement.

    Section 6.3. AMENDMENT. This Agreement may be amended in writing by the parties hereto; provided that any amendment of this Agreement following approval by the stockholders of Knoll at the Stockholders Meeting that, in the judgment of the Special Committee, adversely affects in any material respect the rights of stockholders under this Agreement shall require the prior approval of the stockholders of Knoll.

    Section 6.4. WAIVER. At any time prior to the Effective Time, whether before or after the approval of the holders of Knoll Common Stock referred to in
Section 5.1(c) hereof, either party may (i) extend the time for the performance of any of the obligations or other acts of the other party hereto or (ii) waive compliance with any of the agreements of the other party or fulfillment of any conditions to its own obligations hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party by a duly authorized officer.

    Section 6.5. APPROVAL OF SPECIAL COMMITTEE REQUIRED. The approval of the Special Committee shall be required for (i) any amendment or modification of this Agreement that adversely affects in any material respect the rights of stockholders under this Agreement, (ii) any waiver of any condition to the obligations of Knoll under Sections 5.1(e), 5.2(a) or 5.2(b) hereof and (iii) any waiver of Knoll's rights under this Agreement.

                                  ARTICLE VII.
                                 MISCELLANEOUS

    Section 7.1. NON-SURVIVAL OF REPRESENTATIONS AND WARRANTIES. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, and neither Warburg, Acquisition or Knoll, nor any of their respective officers, directors or employees or stockholders, shall have any liability whatsoever with respect to any such representation or warranty after such time. This Section 7.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

    Section 7.2. EXPENSES. Except as contemplated by this Agreement, all costs and expenses incurred in connection with the Agreement and the consummation of the transactions contemplated hereby shall be the obligation of the party incurring such expenses. All costs and expenses incurred by Warburg or Acquisition in connection with the Agreement and the consummation of the transactions contemplated hereby shall, after the Effective Time, be obligations of the Surviving Corporation.

    Section 7.3. APPLICABLE LAW. This Agreement shall be governed by the law, excluding conflicts of law rules, of the State of Delaware.

    Section 7.4. NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given or made as follows:
(a) if sent by registered or certified mail in the United States return receipt requested, upon receipt; (b) if sent by reputable overnight air courier, two business days after being so sent; (c) if sent by telecopy transmission, with a copy mailed on the same day in the manner provided in clauses (a) or (b) above, when transmitted and receipt is confirmed by telephone; or (d) if otherwise actually personally delivered, when delivered, and shall be sent or delivered as follows:

If to Knoll, to:
John H. Lynch
President & CEO
Knoll, Inc.
1235 Water Street
East Greenville, PA 18041
(215) 679-1013 (facsimile)
with a copy to:
Patrick A. Milberger, Esq.
Vice President, General Counsel and Secretary
Knoll, Inc.
1235 Water Street
East Greenville, PA 18041
(215) 679-1013 (facsimile)
and to:
Meredith M. Brown, Esq.
Debevoise & Plimpton

875 Third Avenue
New York, NY 10022
(212) 909-6836 (facsimile)
If to Warburg or Acquisition, to:
Jeffrey A. Harris
Managing Director
Warburg, Pincus Ventures, L.P.
466 Lexington Avenue, 10th Floor
New York, NY 10017
(212) 878-9351 (facsimile)
with a copy to:
Michael A. Schwartz, Esq.
Willkie Farr & Gallagher
787 Seventh Avenue
New York, NY 10019
(212) 728-8111 (facsimile)

Such names and addresses may be changed by such notice.

    Section 7.5. ENTIRE AGREEMENT. This Agreement (including the documents and instruments referred to herein) contains the entire understanding of the parties hereto with respect to the subject matter contained herein, and supersedes and cancels all prior agreements (including the Old Merger Agreement), negotiations, correspondence, undertakings and communications of the parties, oral or written, respecting such subject matter.

    Section 7.6. ASSIGNMENT. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any either party hereto (whether by operation of law or otherwise) without the prior written consent of the other party; provided, however, that promptly following the formation of Acquisition, Warburg shall assign to Acquisition (the "Assignment") its rights, interests and obligations hereunder, Acquisition shall assume and succeed to such rights, interests and obligations, and Warburg shall be fully and irrevocably relieved of its obligations hereunder, except its obligations pursuant to Sections 1.11, 4.1, 4.2, 4.4 and 4.5 hereof. This Section 7.6 shall survive any termination of this Agreement.

    Section 7.7. HEADINGS; REFERENCES. The article, section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

    Section 7.8. COUNTERPARTS. This Agreement may be executed in one or more counterparts, each counterpart shall be deemed to be an original but all of which shall be considered one and the same agreement.

    Section 7.9.  NO THIRD PARTY BENEFICIARIES.  Except as provided in Sections
1.9 and 4.3, nothing in this Agreement, express or implied, is intended to confer upon any Person not a party to this Agreement any rights or remedies under or by reason of this Agreement.

    Section 7.10. SEVERABILITY; ENFORCEMENT. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or unenforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provisions shall be interpreted to be only so broad as is enforceable.

    IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

                                KNOLL, INC.

                                By:            /s/ DOUGLAS J. PURDOM
                                     -----------------------------------------
                                              Name: Douglas J. Purdom
                                      Title:  Senior Vice President and Chief
                                                 Financial Officer

                                WARBURG, PINCUS VENTURES, L.P.

                                By: Warburg, Pincus & Co., General Partner

                                By:            /s/ JEFFREY A. HARRIS
                                     -----------------------------------------
                                              Name: Jeffrey A. Harris
                                             Title:  Managing Director

                                                                      APPENDIX B

                       OPINION OF LAZARD FRERES & CO. LLC

June 21, 1999

The Special Committee of the Board of Directors
Knoll, Inc.
1235 Water Street
East Greenville, PA 18041

Dear Members of the Special Committee:

    We understand that Warburg, Pincus Ventures L.P. ("Warburg") and Knoll, Inc. ("Knoll") have entered into an Agreement and Plan of Merger dated as of June 21, 1999 (the "Agreement"), pursuant to which a corporation ("Sub") to be formed by Warburg and certain members of Knoll's management will merge with and into Knoll (the "Merger"). Pursuant to the Merger, each issued and outstanding share (other than shares held in treasury or owned by Sub or any of its subsidiaries) of common stock, par value $.01 per share (the "Knoll Common Stock"), of Knoll will be cancelled and converted into the right to receive $28.00 in cash and, under certain circumstances an Additional Payment (as defined in the Merger Agreement) (together, the "Merger Consideration").

    You have requested our opinion as to the fairness, from a financial point of view, to the holders, other than Warburg and the other stockholders of Sub, of the outstanding shares of Knoll Common Stock of the Merger Consideration to be received by such holders (the "Public Stockholders") pursuant to the Agreement. In connection with this opinion, we have:

    (i) Reviewed the financial terms and conditions of the Agreement;

    (ii) Analyzed certain historical business and financial information relating to Knoll;

   (iii) Reviewed various financial forecasts and other data provided to us by Knoll relating to its business;

    (iv) Held discussions with members of the senior management of Knoll with respect to the business and prospects of Knoll and its strategic objectives;

    (v) Reviewed public information with respect to certain other companies in lines of business we believe to be generally comparable to the business of Knoll;

    (vi) Reviewed the financial terms of certain business combinations involving companies in lines of business we believe to be generally comparable to that of Knoll, and in other industries generally;

   (vii) Reviewed the historical stock prices and trading volumes of the shares of Knoll Common Stock; and

  (viii) Reviewed such other information, conducted such other financial studies, analyses and investigations, as we deemed appropriate.

    In conducting our analysis and in arriving at our opinion as expressed herein, we have relied upon the accuracy and completeness of the foregoing information, and have not assumed any responsibility for any independent verification of such information or any independent valuation and appraisal of any of the properties, assets or liabilities of Knoll, or concerning the solvency or fair value (within the context of a solvency analysis) of Knoll. With respect to financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of Knoll as to the future financial performance of Knoll. We assume no responsibility for and express no view as to such forecasts or the assumptions on which they are based. We have relied, with your consent, on statements made by Warburg indicating that Warburg would not consent to a transaction involving a sale of Knoll; and we were not requested or authorized to solicit, and did not solicit, interest from any party with respect to an acquisition of the outstanding shares of Knoll Common Stock, Knoll or its constituent businesses.

    Further, our opinion is necessarily based on accounting standards, economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

    In rendering our opinion, we have assumed, with your consent, that the Merger will be consummated on the terms described in the Agreement, without any waiver of any material terms or conditions by Knoll, and that obtaining the necessary regulatory approvals for the Merger will not have an adverse effect on Knoll.

    Lazard Freres & Co. LLC is acting as investment banker to the Special Committee of the Board of Directors of Knoll in connection with the Merger and will receive a fee for our services. We have in the past provided investment banking services to Knoll for which we have received customary fees.

    Our engagement and the opinion expressed herein are for the benefit of the Special Committee of the Board of Directors of Knoll and the Board of Directors of Knoll and our opinion is rendered in connection with their respective considerations of the Merger. The opinion is not intended to and does not constitute a recommendation to any holder of the Knoll Common Stock as to whether such holder should vote to approve the Merger. It is understood that, except for the reproduction of this letter in its entirety in a proxy statement of Knoll relating to a vote of the holders of Knoll Common Stock with respect to the Merger, this letter may not be disclosed or otherwise referred to without our prior consent (which consent shall not be unreasonably withheld), except as may otherwise be required by law or by a court of competent jurisdiction.

    Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Merger Consideration to be received by the Public Stockholders pursuant to the Agreement is fair, from a financial point of view, to the Public Stockholders.

                                Very truly yours,

                                LAZARD FRERES & CO. LLC

                                By:             /s/ JAMES L. KEMPNER
                                     -----------------------------------------
                                                  James L. Kempner
                                                 MANAGING DIRECTOR

                                                                      APPENDIX C

                                APPRAISAL RIGHTS
              SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

    262 APPRAISAL RIGHTS.--(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title will be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

    (b) Appraisal rights will be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251 (other than a merger effected pursuant to subsection Section 251(g) of this title), Section 252, Section 254, Section 257,
Section 258, Section 263, or Section 264 of this title:

        (1) Provided, however, that no appraisal rights under this section will be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights will be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section 251 of this title.

        (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section will be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to SectionSection 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

           a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

           b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

           c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs (a) and (b) of this paragraph; or

           d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs (a), (b) and (c) of this paragraph.

        (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights will be available for the shares of the subsidiary Delaware corporation.

    (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section will be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, will apply as nearly as is practicable.

    (d) Appraisal rights will be perfected as follows:

        (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, will notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and will include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares will deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation will not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation will notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

        (2) If the merger or consolidation was approved and adopted pursuant to
    Section 228 or Section 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice will be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, will, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation will send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation will send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only to be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given will, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that will be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date will be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date will be the close of business on the day next preceding the day on which the notice is given.

    (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder will have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, will be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement will be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

    (f) Upon the filing of any such petition by a stockholder, service of a copy thereof will be made upon the surviving or resulting corporation, which will within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition will be filed by the surviving or resulting corporation, the petition will be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, will give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice will also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication will be approved by the Court, and the costs thereof will be borne by the surviving or resulting corporation.

    (g) At the hearing on such petition, the Court will determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

    (h) After determining the stockholders entitled to an appraisal, the Court will appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court will take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

    (i) The Court will direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment will be so made to each such stockholder, in the case of holders of uncertified stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

    (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

    (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded such stockholder's appraisal rights as provided in subsection (d) of this section will be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal will be filed within the time provided in subsection (e) of this section, or if such stockholder will deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal will cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery will be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

    (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation will have the status of authorized and unissued shares of the surviving or resulting corporation.

                                                                      APPENDIX D

                            OPINION OF MERRILL LYNCH

                                              March 23, 1999

Warburg, Pincus, Ventures, L.P.
466 Lexington Avenue
New York, New York 10017

Gentlemen:

    Warburg, Pincus Ventures, L.P. and certain members of Knoll management (together the "Acquiror") have proposed to acquire (the "Transaction") all the outstanding shares of Knoll, Inc. (the "Company") not owned by the Acquiror at a price of $25 per share (the "Consideration").

    You have asked us whether, in our opinion, the Consideration to be paid by the Acquiror pursuant to the Transaction is fair from a financial point of view to the stockholders of the Company (other than the Acquiror).

    In arriving at the opinion set forth below, we have, among other things:

    (1) Reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

    (2) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company;

    (3) Conducted discussions with members of senior management of the Company and the Acquiror concerning the matters described in clauses 1 and 2 above;

    (4) Reviewed the market prices and valuation multiples for the shares of common stock of the Company and compared them with those of certain publicly traded companies that we deemed to be relevant;

    (5) Compared the proposed financial terms of the Transaction with the financial terms of certain other transactions which we deemed to be relevant; and

    (6) Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

    In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or been furnished with any such evaluation or appraisal. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information furnished to or discussed with us by the Company or the Acquiror, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's or the Aquiror's management as to the expected future financial performance of the Company.

    Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us, as of the date hereof.

    We are acting as financial advisor to the Acquiror in connection with the proposed transaction and will receive a fee from the Acquiror for our services which is contingent upon the consummation of the transaction. In addition, the Acquiror has agreed to indemnify us for certain liabilities arising out of our engagement. We have, in the past, provided financial advisory and financing services to the Acquiror and the Company and may continue to do so and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade securities of the Company for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

    This opinion is for the use and benefit of the Acquiror. Our opinion does not address the merits of the underlying decision by the Acquiror to engage in the proposed transaction. As you are aware, we are acting solely as financial advisors to the Acquiror. We are not acting as advisors to the Company or its special committee. Therefore, this opinion is not to be relied upon by the Company or its stockholders as a substitute for any opinion prepared by the Company's Board of Directors or any committees thereof or their advisors.

    On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration proposed to be paid by the Acquiror pursuant to the Transaction is fair from a financial point of view to the stockholders of the Company (other than the Acquiror).

                                          Very truly yours,
                                          /s/ Merrill Lynch, Pierce, Fenner &
                                          Smith Incorporated

                                          MERRILL LYNCH, PIERCE, FENNER & SMITH
                                          INCORPORATED

                                   APPENDIX E

    Set forth below is the name, position and principal occupation of each of the general partners of Warburg, Pincus & Co. ("WP"), the sole general partner of Warburg, Pincus Ventures, L.P. ("Warburg"). Except for those persons whose names and former affiliations follow this list, each general partner has held a position in WP or an affiliate for at least the past five years. E.M. Warburg, Pincus & Co., LLC ("EMW") serves as investment manager of Warburg and other affiliates. Except as otherwise indicated, the business address of each of such person is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.

NAME                                          PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH WP
-------------------------------------  --------------------------------------------------------------------------
Joel Ackerman........................  Managing Director and Member, EMW
Alvaro J. Aguirre....................  Managing Director and Member, EMW
Harold Brown.........................  Senior Managing Director and Member, EMW
W. Bowman Cutter.....................  Managing Director and Member, EMW
Elizabeth B. Dater...................  Managing Director and Member, EMW
Cary J. Davis........................  Managing Director and Member, EMW
Stephen Distler......................  Managing Director, Member and Treasurer, EMW
Stewart K.P. Gross...................  Managing Director and Member, EMW
Patrick T. Hackett...................  Managing Director and Member, EMW
Jeffrey A. Harris....................  Managing Director and Member, EMW
William H. Janeway...................  Managing Director and Member, EMW
Douglas M. Karp......................  Managing Director and Member, EMW
Charles R. Kaye......................  Managing Director and Member, EMW
Henry Kressel........................  Managing Director and Member, EMW
Joseph P. Landy......................  Managing Director and Member, EMW
Sidney Lapidus.......................  Managing Director and Member, EMW
Kewsong Lee..........................  Managing Director and Member, EMW
Reuben S. Leibowitz..................  Managing Director and Member, EMW
S. Joshua Lewis......................  Managing Director and Member, EMW
David E. Libowitz....................  Managing Director and Member, EMW
Nancy Martin.........................  Managing Director and Member, EMW
Edward J. McKinley...................  Managing Director and Member, EMW
Rodman W. Moorhead III...............  Senior Managing Director and Member, EMW
Howard H. Newman.....................  Managing Director and Member, EMW
Gary D. Nusbaum......................  Managing Director and Member, EMW
Dalip Pathak.........................  Managing Director and Member, EMW
Lionel I. Pincus.....................  Chairman of the Board, CEO, and Managing Member, EMW; and Managing
                                         Partner, Pincus & Co.
Ernest H. Pomerantz..................  Managing Director and Member, EMW
John D. Santoleri....................  Managing Director and Member, EMW
Steven G. Schneider..................  Managing Director and Member, EMW
James E. Thomas......................  Managing Director and Member, EMW
John L. Vogelstein...................  Vice Chairman and Member, EMW
Elizabeth H. Weatherman..............  Managing Director and Member, EMW
Pincus & Co.(*)
NL & Co.(**)

------------------------

* A New York limited partnership whose primary activity is ownership interest in WP and EMW. The controlling person of Pincus & Co. is Lionel I. Pincus.

** A New York limited partnership whose primary activity is ownership interest in WP. The controlling person of NL & Co. is Lionel I. Pincus.

    ALVARO J. AGUIRRE has been a Managing Director of EMW since January 1999. He was a Vice President of EMW from October to December 1998. He was Chief Financial Officer or TV Filme, Inc. from June 1996 to August 1998. He was an Associate of Morgan Stanley & Co., Inc. from March 1994 to June 1996.

    CARY J. DAVIS has been a Managing Director of EMW since January 1999. He was a Vice President of EMW from October 1994 to December 1998. He was Executive Assistant to Michael Dell with Dell Computer Corp. from September 1992 to August 1994.

    NANCY MARTIN has been a Managing Director of EMW since January 1999. She was a Consultant with Martin Associates Consulting Services from September 1996 to December 1998. She was Vice President Research and Development of MCI Systemhouse from May 1994 to September 1996.

                                     KNOLL
                             PRELIMINARY PROXY CARD
                                  KNOLL, INC.
                 ANNUAL MEETING OF STOCKHOLDERS OF KNOLL, INC.
                   OCTOBER __, 1999, 10:00 A.M. (LOCAL TIME)
                          [LOCATION TO BE DETERMINED]

   THIS PROXY IS SOLICITED ON BEHALF OF THE board of Directors KNOLL, INC. IN
        CONNECTION WITH ITS Annual Meeting of Stockholders To Be Held on
                              OCTOBER   , 1999.
                                     ---

         The undersigned stockholder of Knoll, Inc. ("Knoll"), revoking all previous proxies, hereby constitutes and appoints Douglas J. Purdom and Patrick
A. Milberger, and each of them, as proxies with full power of substitution to vote on behalf of the undersigned all shares of common stock of Knoll which the undersigned is entitled to vote at the Annual Meeting of Stockholders of Knoll to be held on October , 1999, at 10:00 a.m., (local time), at [location to be determined], and at any adjournment and postponements thereof, upon all matters presented before such annual meeting, and does hereby ratify and confirm all that said proxies or their substitutes may lawfully do by virtue hereof. The undersigned hereby acknowledges receipt of the Notice of the Annual Meeting and hereby instructs said proxies to vote or refrain from voting such shares of Knoll common stock as marked on the reverse side upon the matters listed on the reverse side. In their discretion, such proxies are authorized to vote such shares upon such other business as may properly come before the Annual Meeting.

           DO NOT SUBMIT ANY STOCK CERTIFICATES WITH THIS PROXY CARD.

                                SEE REVERSE SIDE

                  Continued and to be signed on reverse side.

1.  To approve and adopt the Agreement and Plan    For     Against    Abstain
    of Merger, dated as of June 21, 1999 (as       / /       / /       / /
    amended on July 29, 1999), between Knoll,
    Inc. and Warburg, Pincus Ventures, L.P., and the transactions contemplated thereby.


2.  To elect the nine nominees listed below to     For  Withhold  For All Except
    the Board of Directors of Knoll until the       / /      / /        / /
    next Annual Meeting of Stockholders of Knoll or until their successors are elected and qualified.

BURTON B. STANIAR   JOHN H. LYNCH    ANDREW B. COGAN    JOHN W. AMERMAN     ROBERT J. DOLAN
JEFFREY A. HARRIS   SIDNEY LAPIDUS   KEWSONG LEE        HENRY B. SCHACHT

IF YOU DO NOT WISH YOUR SHARES VOTED "FOR" A PARTICULAR NOMINEE, MARK THE "FOR ALL EXCEPT" BOX AND STRIKE A LINE THROUGH THE NOMINEE(S) NAME. YOUR SHARES WILL BE VOTED FOR THE REMAINING NOMINEE(S).

3.  Ratification of the appointment of Ernst &     For     Against    Abstain
    Young LLP as independent auditors of the       / /       / /       / /
    Company for the 1999 fiscal year.

4.  To transact such other business as may
    properly come before the meeting or any
    adjournment or postponement thereof.


THIS PROXY WHEN PROPERLY EXECUTED, WILL BE        MARK HERE FOR ADDRESS
VOTED AS DIRECTED HEREIN. IF NO DIRECTION IS      CHANGE AND NOTE ATA LEFT / /
GIVEN, THIS PROXY WILL BE VOTED FOR THE
APPROVAL AND ADOPTION OF THE AGREEMENT AND
PLAN OF MERGER, IN FAVOR OF THE NOMINEES FOR      MARK HERE IF YOU PLAN
DIRECTOR AND TO RATIFY THE APPOINTMENT OF         TO ATTEND THE MEETING    / /
ERNST & YOUNG LLP IN ACCORDANCE WITH
RECOMMENDATIONS OF KNOLL'S BOARD OF
DIRECTORS.

                                    Please mark, date and sign exactly as your name appears hereon and return in the enclosed envelope. If acting as executor, administrator, trustee, guardian, etc., you should so indicate when signing. If the signer is a corporation, please sign the full corporate name, by duly authorized officer. If shares are held jointly, each stockholder named should sign.

                                    Signature:            Date:
                                              ------------     ---------------

                                    Signature:            Date:
                                              ------------     ---------------
                                     VOTES MUST BE INDICATED
                                     (X) IN BLACK OR BLUE INK.   / /